КУЗБАССКОЕ ОТКРЫТОЕ
АКЦИОНЕРНОЕ ОБЩЕСТВО
ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ
ОАО «КУЗБАССЭНЕРГО»
РОССИЯ, 650000, Г. КЕМЕРОВО,
ГСП-2, ПР. КУЗНЕЦКИЙ, 30
А.Т. 215196 ВАТТ,
ТЕЛ. (3842) 29-33-59
ФАКС (3842)
29-37-77, 36-68-48

19.10.2006 г. № 70-258/6322

На № ________ от ________

October 12, 2006

RECEIVED
2006 DEC 18 A 7:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

06019304

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

Re: JSC Kuzbassenergo 12G3-2(E) Exemption No.: 82-4633

Dear Sir or Madam:

In connection with «Kuzbassenergo» exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the **LIST OF DOCUMENTS ENCLOSED W/THIS LETTER**.

The Bank of New York acts as depositary bank for the above referenced company under the **Form F-6 registration statement number: 333-7690**, which was declared effective by The SEC on **DATE THE DEPOSIT AGREEMENT WAS APPROVED 09/ 19 /1997**.

Sincerely,

Sergey Mikhailov
General Director

Открытое акционерное общество энергетики и электрификации «Кузбассэнерго» ОАО "Кузбасс-энерго"

+7 3842 29-39-00
+7 3842 39-05-10

12/18

The appendix

The list of the documents enclosed in the letter:

1. Annual report 2005;
2. The report of the emitter for 1 quarter 2006;
3. The report of the emitter for 2 quarter 2006;
4. Announcements on information that may affect the cost of securities of the joint stock company for 1-3 quarter 2006;
5. Announcements on substantial facts for 3 quarter 2006;
6. The lists of affiliated persons for the period 2004-2006.

12G3-2(B) Exemption No.: 82-4633

Announcement on substantial fact:
« Information on the accrued and (or) paid income on the issuer's securities»

1. General information	
1.1. Full firm-name of the issuer (name for not profit institution)	**Kuzbass joint stock company of energy and electrification.**
1.1. Abbreviation firm-name of the issuer	JSC "Kuzbassenergo"
1.2. Location of the issuer	№ 30, Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.
1.3. OGRN of the issuer	1024200678260
1.4. INN code of the issuer	4200000333
1.5. Unique code of the issuer assigned by the recording body	00064-A
1.6. Internet page used by the issuer to publish the information about the substantial facts	http://www.kuzbassenergo.ru/invest/doc/fact/
1.7. The name of the printed edition, used by the issuer to publish the information about the substantial facts	regional mass newspaper the "Kuzbass", Appendix to the "Vestnik of FSFR of Russia"

1.9. Substantial fact's code (codes)	0600064A05072006

2. Contents of the announcement

2.1. Type, category, series and other ID features of Securities: **ordinary registered stocks**
2.2. State registration number of issue (additional issue) of securities, date of state registration: **1-01-00064-A dd. 24 June 2003.**
2.3 Name of recording body who had carried out the State registration of securities issue (additional issue): **FCCB of Russia.**
2.4. Management body of the issuer who had accepted a decision on the payment (announcement) of dividends over the securities of the issuer: Annual General meeting of shareholders.
2.5. Date of decision making on payment (announcement) of dividends over the securities of the issuer: **26 of June 2006.**
2.6. Date of the minutes of the meeting (sitting) of the authorized management body of the issuer making when the decision on the dividends payment (announcement) over the issuer's securities was accepted: the 05 of July 2006.
2.7. Total amount of dividends accrued on the shares of the issuer of the determined category (type), and the dividend's amount accrued per one stock of the determined category (type):
Total amount of dividends – RUR 200 023 749, 2154
Amount of dividend per one ordinary stock of the Company – RUR 0,329983
2.8. Form of payment of income over the issuer's securities (money terms, other property): **money terms .**
2.9. Date of execution of liabilities on payment of income over the securities of the issuer (shares dividends), and if liabilities on payment of incomes over the securities of the issuer must be executed by the issuer within the defined terms (period of time) – expire date of such

term shall to be within 60 days from the date of decision making on such payment, i.e **25 of August 2006.**

3. Signature

3.1. General Director ____________ S.N. Mikhailov
(signature)

3.2. Date «06», July 2006. Seal:

Кузбасское открытое акционерное общество энергетики и электрификации * Кузбассэнерго
ОАО "Кузбасс-энерго"

ANNOUNCEMENT ON THE INFORMATION THAT MAY AFFECT THE COST OF THE COMPANY'S SECURITIES
«Information on the decisions accepted by the Board of Directors (supervision committee) of the Joint Stock Company (on the pre-term cancellation of the Sole and / or Corporate executive Bodies authorities)".

1. General information	
1.1. Full company name of the Issuer (name of not-profit institution)	***the Kuzbass joint Stock Company of energetics and electrification***
1.2. Abbreviated company name of the Issuer	***JSC "Kuzbassenergo"***
1.3. Registered office of the Issuer	***№30, Kuznetsky prospect, GSP-2, Kemerovo, Russia***
1.4. OGRN of the Issuer	***1024200678260***
1.5. Tax payer identification number	***4200000333***
1.6. The unique code of the issuer assigned by the recording body	***00064-A***
1.7. Internet page used by the issuer to publish the information about the substantial facts	***http://www.kuzbassenergo.ru/inf/facts***
1.8. The name of the printed edition, used by the issuer to publish the information about the substantial facts	***In accordance with the par. 8.6.3. of the Provisions on disclosure of information on securities by the issuers, this announcement is not subject to be published in the printed editions.***

2. Contents of the Announcement

2.1. Date of holding of the Board of Directors (supervision committee) meeting of the joint stock company when the appropriated decision was made: ***20 of July, 2006.***
2.2. Date and drawing up and number of the minutes of the Board of Directors (supervision committee) meeting where the appropriated decision was made: ***31 of July, 2006 . № 2/12.***
2.3. Contents of the resolution accepted by the Board of Directors (supervision committee) of the joint stock company:
1. To cancel pre-time the authorities of the member of the management Board of the Company. i.e. Mr. Petrov Leonid Prokhorovich being a deputy general director, also a director for power supply of the JSC "Kuzbassenergo"

2. To elect as a member of the Management Board of the Company:
- Sheibak Yury Vladimirovich – deputy general director of the JSC "Kuzbassenergo" for marketing and supply.

3. To entrust to the Chairman of the Board of Directors of the Company to make a labor contract with a member of the Management Board of the Company, namely Mr. Sheibak Yury Vladimirovich on terms provided by the Appendix №2.

2.4. Market share of this person in the chartered capital of the joint stock company, also share of ordinary stocks of the joint stock company owned by this person: ***0.00 %;***
2.5. Market share of this person in the chartered capital of the affiliated and subsidiary companies of the joint stock company, and if the joint stock companies are such affiliated and subsidiary companies, - also share of ordinary stocks of the affiliated and /or subsidiaries of the joint stock company owned by this person – ***0.00%.***
2.6. Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the

issue and /or his affiliated and subsidiary companies: - ***0.00%***

3. Signature	
3.1.General director ____________ S.N. Mikhailov (signature)	
3.2. Date «31» of July, 2006	Seal:

Кузбасское открытое акционерное общество энергетики и электрификации * «Кузбассэнерго» ОАО "Кузбасс-энерго"

ANNOUNCEMENT ON THE INFORMATION THAT MAY AFFECT THE COST OF THE COMPANY'S SECURITIES "INFORMATION ON THE DECISIONS ACCEPTED BY THE BOARD OF DIRECTORS (SUPERVISIO COMMITTEE) OF THE JOINT STOCK COMPANY"

1. Общие сведения	
1. General Information	1. General Information
1.1. Full company name of the Issuer (name of not-profit institution)	1.2. Full company name of the Issuer (name of not-profit institution)
1.3. Abbreviated company name of the Issuer	1.4. Abbreviated company name of the Issuer
1.5. Registered office of the Issuer	1.6. Registered office of the Issuer
1.7. OGRN of the Issuer	1.8. OGRN of the Issuer
1.9. Tax payer identification number	1.10. Tax payer identification number
1.11. The unique code of the issuer assigned by the recording body	1.12. The unique code of the issuer assigned by the recording body
1.13. Internet page used by the issuer to publish the information about the substantial facts	1.14. Internet page used by the issuer to publish the information about the substantial facts

2. Contents of the announcement

2.1. Date of general meeting of shareholders holding when the appropriated decision was made: 20 of March 2006.
2.2. The minutes of meeting drawing up date: 22 of March 2006. № 13/11.
2.3. Contents of decisions approved by the Board of Directors of the Issuer at the following issues:

1. "On approval of the report on the stock redemption results"
DECIDED: «To approve the report on the Company's stocks redemption from the shareholders who had voted against the issue on the reorganization or had not participated in voting over this issue".

2. «On Convocation of general meetings of shareholders of the companies created due to reorganization of the JSC "Kuzbassenergo»
DECIDED:
2.1. To spend general meetings of the JSC "Kuzbassenergo - regional electric network company", JSC "Kuzbass energy distributing company", JSC "Main power lines of Kuzbassenergo", JSC "West –Siberian TETs", JSC "South-Kuzbass GRES in a form of the meeting (joint presence):

2.1.1.General meeting of shareholders of the meeting of the JSC "Kuzbassenergo – regional electric network company":
Date of spending: *18 of May 2006.*
Time: 11.00 a.m. at local time
Registration: *9 :30 a.m. according to the local time* .
Location: *90/4, Lenina prospect, Kemerovo*

2.1.2. General meeting of shareholders of **JSC "Kuzbass energy distributing company"** :
Date: *18 мая 2006 г.*
Time: *11: 00 a.m. according to the local time*
Registration : *9 :30 a.m. according to the local time* .
Location: *90/4, Lenina prospect, Kemerovo*

22.1.3. General meeting of shareholders of **JSC «Main power lines of Kuzbassenergo":**

Date: 18 of May 2006

Time: *11: 00 a.m. according to the local time*
Registration: : *9 :30 a.m. according to the local time*
Location: *90/4, Lenina prospect, Kemerovo*

2.1.4. General meeting of shareholders **JSC "West-Siberian TETS":**
Date: *18 of May 2006*
Time: *11: 00 a.m. according to the local time*
Registration: : *9 :30 a.m. according to the local time*
Location: *90/4, Lenina prospect, Kemerovo*

2.1.5. General meeting of shareholders **JSC "South-Kuzbass GRES":**
Date: *18 of May 2006*
Time: *11: 00 a.m. according to the local time*
Registration: *9 :30 a.m. according to the local time*
Location: 90/4, Lenina prospect, Kemerovo

.2. To define a postal address where the filled ballots shall to be send:

1) office 306, №30, Kuznetsky prospect, Kemerovo, 650000,Russia
2) Stroieniye 8, №34 Bolshaya Pochtovaya str., Moscow, 105082, Russia "Central Moscow Depository".

At the quorum definition and voting resulting the votes represented by the ballots for voting shall be taken into account represented by the ballots for voting received by the Company not later 2 days before the date of holding of general meetings of shareholders, i.e. 15 of May 2006.

2.3. To approve the following agenda of general meetings of shareholders of JSC "Kuzbassenergo- regional electric network company", JSC "Kuzbass energy distributing company", JSC "Main power lines of Kuzbassenergo", JSC "West-Siberian TETS", JSC "South-Kuzbass GRES":

1) On approval of the Articles of Association of the Company.
2) On election of General Director of the Company.
3) On election of members of the Board of Directors of the Company.
4) On election of members of Revision Committee of the Company

2.4. To determine the date of making of the list of persons entitled to participate in general meetings of shareholders of JSC "Kuzbassenergo", i.e. "Kuzbassenergo- regional electric network company", JSC "Kuzbass energy distributing company', JSC "Main power lines of Kuzbassenergo", JSC "West-Siberian TETS", JSC "South-Kuzbass GRES" – 30 of March 2006.

2.5. To approve a form and a text of ballots for voting at the general meetings of shareholders.

2.6. To determine as information (materials) submitting to shareholders for preparation for general meetings of shareholders holding, i.e. to "Kuzbassenergo- regional electric network company", JSC "Kuzbass energy distributing company', JSC "Main power lines of Kuzbassenergo", JSC "West-Siberian TETS", JSC "South-Kuzbass GRES":

- *drafts Articles of Association of* "Kuzbassenergo- *regional electric network company", JSC "Kuzbass energy distributing company', JSC "Main power lines of Kuzbassenergo", JSC "West-Siberian TETS", JSC "South-Kuzbass GRES" ;*

- *information on candidates to the management and supervision bodies of JSC* "Kuzbassenergo- *regional electric network company", JSC "Kuzbass energy distributing company', JSC "Main power lines of Kuzbassenergo", JSC "West-Siberian TETS", JSC "South-Kuzbass GRES";*

- information on availability or absence of written consent of candidates to election in corresponding management and supervision bodies of "Kuzbassenergo- *regional electric network company", JSC "Kuzbass energy distributing company', JSC "Main power lines of Kuzbassenergo", JSC "West-Siberian TETS", JSC "South-Kuzbass GRES";*

- drafts resolutions over the general meetings of shareholders agenda.

To establish that the shareholders may get acquittance with the aforementioned information (materials) from the 28th of April 2006 to the 17 of May 2006 (inclusive) except weekends and holidays, from 09.00 a.m. to 17.00 p.m. at the following addresses:

- *JSC "Kuzbassenergo" - office 306, №30, Kuznetsky prospect, GSP-2, Kemerovo*
- *Central Moscow Depository, № 34, stroieniye 8, Bolshaya Pochtovaya str., Moscow*

also the 18of the May 2006 at the place of holding of general meetings of shareholders of the newly created companies.

2.7. To approve the text of announcement on General meetings of shareholders holding.

2.7.1. To determine that the announcement on General meetings of shareholders holding and ballots for voting shall be sent to each person indicated in the list if persons entitled to participate in General meetings of shareholders by registered letter or shall be transferred against a receipt not later the 27th of April 2006.

2.7.2. To publish announcement on holding of General meetings of shareholders of "Kuzbassenergo- regional electric network company", JSC "Kuzbass energy distributing company', JSC "Main power lines of Kuzbassenergo", JSC "West-Siberian TETS", JSC "South-Kuzbass GRES " in a newspaper "Russian Gazette" not later the **27th of April 2006.**

2.8. To appoint Mr. Golofast Dmitry Yakovlevich being a Head of department, also manager of apparatus of JSC "Kuzbassenergo" as a secretary of General meetings of shareholders of JSC "Kuzbassenergo- regional electric network company", JSC "Kuzbass energy distributing company", JSC "Main power lines of Kuzbassenergo", JSC "West-Siberian TETS", JSC "South-Kuzbass GRES "

2.9. Chairman of the Board of directors of the JSC "Kuzbassenergo" carries out functions of a presiding at General meetings of shareholders of "Kuzbassenergo- regional electric network company", JSC "Kuzbass energy distributing company", JSC "Main power lines of Kuzbassenergo", JSC "West-Siberian TETS", JSC "South-Kuzbass GRES ".

In case of absence of Chairman of the Board of Directors of the JSC "Kuzbassenergo" at general meetings of shareholders a deputy Chairman of the Board of Directors of JSC "Kuzbassenergo" carries out the presiding's functions at the general meetings of shareholders .

In case of absence of the Chairman of the Board of Directors of the JSC "Kuzbassenergo" or his deputy, any member of the Board of Directors of the JSC "Kuzbassenergo" may carry out presiding's functions at the general meetings of shareholders by decision of present members of the Board of Directors of the JSC "Kuzbassenergo" at general meeting of shareholders

3. Signature		
3.1. General Director	____________ (signature)	S.N. Mikhailov
3.2. Date «23» of March, 2006.	Seal:	

Открытое акционерное общество энергетики и электрификации «Кузбассэнерго» * Кузбасское
ОАО "Кузбасс-энерго"

12G3-2(B) Exemption No.: 82-4633

The information about the substantial facts:
"The data about accrual and (or) paid out income of the issuer's securities"
"The data about the issuer's liabilities time of performance to the holder of authorities"

1. General information	
1.1. Full trade name of the issuer (for nonprofit institution - name)	Kuzbass joint stock company of power engineering and electrification
1.2. Abbreviated trade name of the issuer	JSC "Kuzbassenergo"
1.3. The issuer's location	30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia
1.4. The issuer's BSRN	1024200678260
1.5. The issuer's INN	4200000333
1.6. The issuer's unique code, assigned by registering agency	00064-A
1.7. The issuer's internet address for the releasing of the information	http://www.kuzbassenergo.ru/invest/doc/fact/
1.8. The name of the periodical press, used by the issuer for the releasing of the information	Regional newspaper the "Kuzbass", "The Supplement to Vestnik of Russia FKCB"

1.9. The substantial fact (facts) code (codes)	0600064A25082006, 0900064A25082006

2. The subject matter
2.1. Type, category, series and the other identification characteristics of the securities: common nominal no documentary shares. 2.2. The state registration number of the capital issue (additional issue), the state registration date: 1-01-00064-A since June 24, 2003. 2.3. The registration body name, running the state registration of the capital issue (additional issue): FKCB of Russia. 2.4. The issuer's authority that made a decision to pay out (bring out) the dividends of the issuer's shares: the General shareholders' meeting. 2.5. The date of making a decision to pay out (bring out) the dividends of the issuer's shares: June 26, 2006. 2.6. The matter of the issuer's liabilities, and also the cash amount for the bill of debts or the other obligations, that can evaluated by money terms: *to pay out the Company common share dividends according to the results of 1 quarter of 2006 in the rate RUR 0.329983 for 1 Company common share by cash during 60 days since the date of their payment decision.* 2.7. The total dividend rate, accrued for the issuer's shares of a particular category (type), and a dividend rate, accrued for one share of a particular category (type): The total dividend rate RUR *200 024 thousands.* 2.8. The date when the income payment of the issuer's securities is to be made, and if the income payment of the issuer's securities is to be made during specified time (period of time) – the term is up on August 25, 2006. 2.9. The fact of the issuer's fulfillment or default of obligation: *Part performance, the dividends are paid out in sum of RUR 110 129 thousands.* 2.10. In the case of the issuer's default of obligation – the default cause, and for the bill of debt or the other obligations, that can evaluated by money terms – the obligations rate evaluated by money terms and also the obligations rate evaluated by money terms when they are not fulfilled: The sum of accrual but not paid out dividends – RUR 89 895 thousands.

The causes of default: *- Null information about bank essential elements in the list of the registered stock holders when drawing non-cash dividends.*

3. Signature		
3.1. Director-general	____________________ (Signature)	S.N. Michailov
3.2. Date August 29, 2006	Seal	

Кузбасское открытое акционерное общество энергетики и электрификации * «Кузбассэнерго»
ОАО "Кузбасс-энерго"

12G3-2(B) Exemption No.: 82-4633

ANNOUNCEMENT ON SUBSTANTIAL FACT «INFORMATION ON THE DECISIONS OF GENERAL MEETINGS OF SHAREHOLDERS »

1. General information	
1.1. Full firm-name of the issuer (name for non-commercial institution)	**Kuzbass joint stock company of energy and electrification.**
1.2. Abbreviation firm-name of the issuer	JSC "Kuzbassenergo"
1.3. Location of the issuer	№ 30, Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.
1.4. OGRN of the issuer	1024200678260
1.5. INN code of the issuer	4200000333
1.6. Unique code of the issuer assigned by the recording body.	00064-A
1.7. Internet page, used by the issuer to publish the information about the substantial facts	http://www.kuzbassenergo.ru/invest/doc/fact/
1.8. The name of the printed edition, used by the issuer to publish the information about the substantial facts	Regional mass newspaper the "Kuzbass", Appendix to the "Vestnik of FSFR of Russia"
1.9. Substantial fact's code (codes)	1000064A05072006

2. Contents of the announcement

2.1. Type of general meeting (annual, extraordinary): **Annual**

2.2. Form of general meeting holding: **Meeting (joint presence) .**

2.3.Postal addresses where the filled ballots for voting were sent: **1) JSC "Kuzbassenergo", №30, Kuznetsky prospect, GSP-2, Kemerovo, Russia, 650000;**
2) "Central Moscow Depository", № 34, stroieniye 8, Bolshaya Pochtovaya str., Moscow 105082, Russia

2.4. *Quorum of the general meeting:* **92,4834%.**

2.5. Issues putted to the vote, and voting results:

1. On approval of annual report, annual accounting report, including the Company's profit and losses report, also on profit distribution (including dividends pay off) and the Company's losses at the outcome of the fiscal year 2005.

Voting results: "FOR" 560 600 952 rvotes (% from the voted participants – 100,0000), «AGAINST» - 0 votes, « ABSTAIN » - 100 votes.

2. On payment of dividends at the outcome of 1 quarter of the year 2006.

Voting results: "FOR" - 560 600 952 votes (%from the voted participants – 100,0000), «AGAINST» - 0 votes, « ABSTAIN » - 100 votes.

3. On election of the members of the Board of Directors of the Company.

Voting results:

№	Name of candidate	Votes number for cumulative voting	% *
«FOR», votes distribution at candidates			
1	**Mazikin Valentin Petrovich**	579 805 115	9,4023
2	**Eliseeva Irina Eduardovna**	579 803 615	9,4023
3	**Sorokin Igor Yurievich**	579 803 614	9,4023
4	**Bolshakov Andrey Nickilaevich**	579 803 514	9,4023
5	**Zarkhin Vitaly Yurievich**	579 803 514	9,4023
6	**Vagner Andrey Alexandrovich**	544 616 735	8,8317
7	**Evseenkova Elena Vladimirovna**	544 537 133	8,8304
8	**Platonov Vladimir Yurievich**	544 537 133	8,8304
9	**Shtykov Dmitry Viktorovich**	544 537 033	8,8304
10	**Kochetkova Tatiana Vladimirovna**	544 537 033	8,8304
11	**Dunin Oleg Valentinovich**	544 537 033	8,8304
12	Shumilov Alexander Alexandrovich	290 000	0,0047
13	Parkhomuk Olga Viktorovna	100	0,0000
14	Goncharov Igor Mikhailovich	0	0,0000
15	Zahkariuta Marina Sergeevna	0	0,0000
16	Kozhura Ruslan Viacheslavovich	0	0,0000
17	Kostiuk Mikhail Dmitrievich	0	0,0000
18	Novikov Nickolay Valentinovich	0	0,0000
19	Poiarkov Ivan Sergeevich	0	0,0000
20	Shatsky Pavel Olegovich	0	0,0000
21	Shulin Maxim Igorevich	0	0,0000
«**Against** » of all candidates		0	0.0000
«**Abstain**» of all candidates		0	0.0000

* - percent of participated in voting

4. On election of the members of the revision Committee of the Company

Voting results:

№	Name of candidate	«FOR» votes	«FOR» %	«AGAINST» votes	«ABSTAIN» votes
1.	**Shvetsova Marina Vladimirovna**	560 567 352	99,9940	8 700	0
2.	**Skliarov Dmitry Vladimirovich**	297 027 500	52,9838	1 500	263 547 052
3.	**Mukhin Mikhail Viktorovich**	297 027 500	52,9838	1 500	263 547 052
4.	**Ahrimenko Dmitry Olegovich**	297 027 400	52,9837	1 500	263 547 052
5.	**Smirnova Elena Evghenievna**	297 027 400	52,9837	1 500	263 547 052
6.	Skorokhodov Dmitry Viktorovich	8 800	0,0016	297 020 200	263 547 052
7.	Marinina Tatiana Ivanovna	100	0,0000	297 028 900	263 547 052
8.	Inozemtseva Ekaterina Dmitrievna	0	0,0000	297 028 900	263 547 052
9.	Mokhnachevskaya Sophia Ivanovna	0	0,0000	297 028 900	263 547 052

5. On approval of the Company's auditor .
Voting results: «FOR» - 560 599 552 votes (% from the voted participants –99,9997), «AGAINST» - 1 500 votes, «ABSTAIN» - 0 votes.

6. On modification and amendments to the Charter of the Company.
Voting results: «FOR»: - 560 599 552 votes (%from the voted participants –99,9997), «AGAINST» - 1 500votes, «ABSTAIN» - 0 votes.

7. On payment of remuneration and compensations to the members of the Board of directors of the Company.
Voting results: «FOR» - 560 599 552 votes (%from the voted participants –99,9997), «AGAINST» - 1 500 votes, «ABSTAIN» - 0 votes.

8. On payment of remuneration and compensations to the members of the Revision Committee of the Company.
Voting results: «FOR» - 560 601 052 votes (% from the voted participants –100,0000), «AGAINST» - 0 votes, «ABSTAIN» - 0 votes.

2.6. Formulating of the decisions accepted by the general meeting:
Over the question № 1:

To approve the annual report of the Company, annual accounting report of the Company, including profit and losses report of the Company at the outcome of the fiscal year 2005.

To approve the following distribution of profit (losses) of the company at the outcome of the fiscal year 2005 (except the Company's profit amounted RUR 406 409 thousands, divided as dividends for the ordinary stocks of the company at the outcome of 9 months of the year 2005 (Minutes of the General Meeting of shareholders №14 dd. the 30th of December 2005):

	(RUR thousands.)
Unappropriated balance of the reporting period:	138 470
to divide in: Surplus fund	13 450
Dividends	-
Investments	125 020
Repayment of losses of the last years	-

3. Taking into consideration that at the outcome of 9 months of the year 2005 the dividends per one ordinary stock of the Company amounted RUR 0,670461 were accrued (Minutes of the General Meeting of Shareholders №14 dd. 30.12.2005) it was decided not to pay off the dividends on the ordinary stocks of the Company at the outcome of the year 2005.

Over the question №2:
To pay off the dividends for the ordinary stocks of the company at the outcome of the 1st quarter of the year 2006 in the amount equal RUR 0,329983 per one ordinary stock of the Company" in money terms within 60 days from the date of decision making on its payment.

Over the question № 3:
To elect the Board of Directors of the Company in the following composition:
1. **Mazikin Valentine Petrovich;**
2. **Eliseeva Irina Eduardovna;**
3. **Sorokin Igor Yurievich;**
4. **Bolshakov Andrey Nickolaevich;**
5. **Zarhin vitally Yurievich;**
6. **Vagner Andrey Alexandrovich;**
7. **Evseenkova Elena Vladimirovna;**

8. **Platonov Vladimir Yurievich;**
9. **Shtykov Dmitry Viktorovich;**
10. **Kochetkova Tatiana Vladimirovna;**
11. **Dunin Oleg Valentinovich ».**

Over the question № 4:
To elect the Revision Committee of the Company in the following composition:
1. **Shvetsova Marina Vladimirovna;**
2. **Skliarov Dmitry Vladimirovich;**
3. **Mukhin Mikhail Viktorovich;**
4. **Akrimenko Dmitry Olegovich;**
5. **Smirnova Elena Evghenievna».**

Over the question №5:
To approve as an auditor of the Company the Closed Joint Stock Company ""PricewaterhouseCoopers Audit", Moscow (license №E 000376 issued 20.05.2002) .

Over the question № 6:

To make in the Articles of the Society the following modifications and amendments

In the art. 8:
subparagraph 2 of paragraph 8.1. to state in the following redaction:
" Amount of obligatory annual assignments to the Surplus Fund of the Company shall to be 5% (five percents) from net profit of the Company until fixed amount achievement by the Surplus Fund."
In the art.11:
Subparagraph 1 of paragraph 11.6. to state in the following redaction:
"11.6. Ballots to voting under agenda shall be send by registered mail to those address indicated in the List of persons having right to participate in the General Meeting of Shareholders or shall be presented on receipt to each person indicated in the List not later than 20 days (twenty) before the General Meeting of shareholders" .

In the art. 12:
Subparagraph 1 of paragraph 12.5. to state in the following redaction:
"12.5. Voting ballots **In the art. 12:**
Subparagraph 1 of paragraph 12.5. to state in the following redaction:
"12.5. Ballots to voting under agenda shall be send by registered mail to those address indicated in the List of persons having right to participate in the General Meeting of Shareholders or shall be presented on receipt to each person indicated in the List not later than 20 days (twenty) before the date of termination by the Society of ballots reception."
In the art. 12:
Subparagraph 1 of paragraph 12.5. to state in the following redaction:
"12.5. Ballots to voting under agenda shall be send by registered mail to the address indicated in the List of persons having right to participate in the General Meeting of Shareholders or shall be presented on receipt to each person indicated in the List not later than 20 days (twenty) before the date of termination by the Society of ballots reception."
under agenda shall be send by registered mail to those address indicated in the List of persons having right to participate in the General Meeting of Shareholders or shall be presented on receipt to each person indicated in the List not later than 20 days (twenty) before the expire date of the ballots reception by the Company ."
In the art 15:
Subparagraph 5 of paragraph 15.1. to state in the following redaction:

"5) determination of the date of drawing up the List of persons having right to participate in the General Meeting of Shareholders, approval of estimate of expenditures to spent General Meeting of Shareholders and decision of other issues concerned with preparation and spending of General Meeting of Shareholders ;";
Subparagraph 8 of paragraph 15.1. to state in the following redaction:
"8) approval of a decision on the securities issue, securities prospectus and report on securities issue outcome, also approval of reports on the results of share's acquisition from shareholders of the Society and reports on results of share's repurchasing from shareholders of the Society";
Subparagraph 11 of paragraph 15.1. to state in the following redaction:
"11) alienation (realization) of the Company's stocks being at the disposal of the Company due to their acquisition or repurchasing from the shareholders of the Company, also in other cases stipulated by the Federal Law "About Joint Stock Companies;";
Subparagraph 12 of paragraph 15.1. to state in the following redaction:
"12) appointment of a General Director of the Company and advance dismissal including decision on anticipatory discharge of a labor contract with him;";
Subparagraph 13 of paragraph 15.1. to state in the following redaction:
"13) election of the members of the Board of the Company, remuneration and compensation, advance termination of member's authorities and decision on anticipatory discharge of the labor contracts with them;";
Subparagraph 19 of paragraph 15.1. to state in the following redaction:
"19) approval of business-plan (revised business-plan) and report on its realization, also approval (revising) of control showing of cash flow of the Society;";
Subparagraph 22 of paragraph 15.1. to state in the following redaction:
"22) Definition of credit policy of the Society in part of loans issue by the Society, conclusion a loan treaty and contract of debt, vouchers issue, assumption of liabilities under notes (note of hand and transfer note issue), making a property over mortgage and decision on making a deal by the Society in case when making decision on this questions does not determined by credit policy of the Society, decisions on debt position of the Society in accordance with limits fixed by credit policy of the Society;";
Paragraph 1 and 2 of subparagraph 39 of paragraph 15.1. to state in the following redaction:
"39) preliminary approval of decisions on:
a) transactions, which object are not-negotiable assets of the Company at the rate of about more 10% (percents) of balance value of these assets of the Society at the date of decision's approval on conducting of this transaction;",
b) transaction (including some related transactions) concerned to the alienation or a possibility of alienation of a property being the fixed assets, intangible assets, objects being under construction, aimed to electric and heat power production, transfer, dispatching, distribution in cases (sizes) defined by the single decisions of the Board of Directors of the Company, also approval of the aforementioned transactions if such cases (sizes) are not defined by the Board of directors of the Company;";

subparagraph 47 of paragraph 15.1. to state in the following redaction:
"47) approval of financial adviser's candidate engaged in accordance with Federal Law "About securities market", and candidates of organizers of securities issue and advisers on transactions tied directly with founds attraction in form of public borrowings;";
to add to paragraph 15.1. subparagraph 48 with the following content:
"48) preliminary approval of transactions that can be subject of rising of any liabilities expressed in foreign currency (or liabilities which amount is equal to foreign currency) in such cases and amounts as the Board of Directors may determine by resolution and also if the aforesaid cases (amounts) did not determined by the Board of Directors;";
to add to paragraph 15.1. subparagraph 49 with the following content:

to add to paragraph 15.1. subparagraph 49 with the following content:
"49) definition of purchasing policy in the Society including approval of Regulation on procedure of regulated purchasing of goods, works, services and approval of Director and members of Central purchasing body of the Society, and approval of annual complex purchasing program and other decisions in accordance with documents of the Society regulated purchasing activity of the Society;";
to add to paragraph 15.1. subparagraph 50 with the following content:
"50) approval of General Director of the Society nomination for to be recommend for State decorations;";
to add to paragraph 15.1. subparagraph 51 with the following content:
"51) approval of goal value (adjusted value) of key index of efficiency (KIE) of the Society and reports on its execution."
to add to paragraph 15.1 subparagraph of 52 with the following content:

«52) preliminary approval of decisions on transaction subject to be made by the Company (including some relative transactions) concerned to the alienation or possibility of alienation of property composed the fixed assets, intangible assets, objects under construction which aim is not electric and heat power production, transfer, dispatching, distribution in cases (sizes) defined by the single decisions of the Board of Directors of the Company".
In the art. 20:
Subparagraph 2 of paragraph 20.2. to state in the following redaction:
"- approval of decisions on questions to be subject of competence of Superior management bodies of Business companies, 100% (one hundred) percents of authorized capital or all voting shares of which are owned to the Society (taking into account subparagraphs 37 of the art. 15.1. of these present Provisions);";
Subparagraph 5 of paragraph 20.2. to state in the following redaction:
"-preparation of annual (quarterly) business-plan, including adjusted annual (quarterly) business-plan and report on its lay out results, also approval (revising) of cash flow of the Company in case if the Board of Directors of the Company has not approved the Company's cash flow;".
In the art. 24:

subparagraph 7 of paragraph 24.1. to state in the following redaction:
«7) securities prospectus (issue prospectus), quarterly report of the issuer and other documents contains information subject to be published of disclosed by other way according to the federal laws;".
Over the question №7 :
1. To approve the Provisions on payments to the members of the Board of Directors in new redaction.

2. To define that the Provisions shall concern the members of the Board of Directors since the moment of their approval and par. 4.2. of the Provisions – since 01.01.2005, thus all amounts of the additional remuneration paid to each member of the Board of Directors at the outcome of the year 2005 shall to be reduce by the sum of this additional remuneration paid to each member of the Board of Directors in accordance with an announcement on the dividends declared by the Board of Directors at the outcome of three, six and nine months of the year 2005.

Over the question №8:
To approve the Provisions on payment of remunerations and compensation to the members of the Board of Directors in new edition.

3. Signature	
3.1. General Director ____________ (подпись)	S.N. Mikhailov
3.2. Date «06» of July 2006	Seal: ОАО "Кузбасс-энерго"

THE LIST OF AFFILIATED PERSONS

Kuzbass Joint Stock Company of energetics and electrification

Code of the Issuer 0 0 0 6 4 – A

by 3 1 0 7 2 0 0 6

Location: №30, Kuznetsky prospect, GSP-2, Kemerovo, Russia

Information contained in this present list of affiliated persons is subject to be disclosed in accordance with the Russian Federation legislation on securities

Web-page: http://www.kuzbassenergo.ru/invest/doc/list/

Deputy general director for corporate governance
(by power of attorney № 70-119/119 dd. 30.12.2005.)

(signature) A.K. Erofeev (Surname)

Date " 31 " July 20 06

Seal:

ОАО "Кузбасс-энерго"
Кузбасское открытое акционерное общество энергетики и электрификации "Кузбассэнерго"

Code of the Issuer	
INN	4200000333
OGRN	1024200678260

II. Changes in the list of affiliated persons occurred during the period since 01.07.2006 till 31.07.2006

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	Change in the structure of the Management Board of the JSC "Kuzbassenergo"	20.07.2006	31.07.2006

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Petrov Leonid Prokhorovich	Kemerovo, Russia	The person is a member of the corporate executive apparatus of the joint stock company	14.05.2004	0.00	0.00

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Sheibak Yury Vladimirovich	Kemerovo, Russia	The person is a member of the corporate executive apparatus of the joint stock company	20.07.2006	0,00	0,00

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons

1.	Date of the State registration of companies created due to reorganization of the JSC "Kuzbassenergo" in a form of segregation	01.07.2006	31.07.2006

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company, %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Mikhailov Sergey Nickolaevich	Kemerovo, Russia	The person is a member of the corporate executive apparatus of the joint stock company	30.09.2002	0,00	0,00
			The person is a Sole Executive body of the joint stock company	21.06.2002		

Contents of information on the affiliated person after the changes

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company, %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Mikhailov Sergey Nickolaevich	Kemerovo, Russia	The person is a member of the corporate executive apparatus of the joint stock company	30.09.2002	0,00	0,00
			The person is a Sole Executive body of the joint stock company -	21.06.2002		
			Person is a member of group of persons to which the JSC "Kuzbassenergo" belongs (natural person fulfilling the labor duties in the JSC "Kuzbassenergo" is a Sole executive body of the other legal entity at the same time): - JSC "South-Kuzbass GRES" - JSC "West-Siberian TETs".	01.07.2006		

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	Date of the State registration of companies created due to reorganization of the JSC "Kuzbassenergo" in a form of segregation	01.07.2006	31.07.2006

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	-	-	-	-	-	-

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Open Joint Stock Company "South-Kuzbass GRES"	№20, Komsomolskaya str., Kaltan city, Kemerovo region, Russian Federation	Person is a member of group of persons to which the JSC "Kuzbassenergo" belongs (natural person fulfilling the labor duties in the JSC "Kuzbassenergo" is a Sole executive body of the other legal entity at the same time)	01.07.2006	0,00	0,00

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	Date of the State registration of companies created due to reorganization of the JSC "Kuzbassenergo" in a form of segregation	01.07.2006	31.07.2006

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	-	-	-	-	-	-

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Open Joint Stock Company "West-Siberian TETs"	№23, Shosse severnoye str., Novokuznetsk city, Kemerovo region, Russian Federation	Person is a member of group of persons to which the JSC "Kuzbassenergo" belongs (natural person fulfilling the labor duties in the JSC "Kuzbassenergo" is a Sole executive body of the other legal entity at the same time)	01.07.2006	0,00	0,00

THE LIST OF AFFILIATED PERSONS

Kuzbass Joint Stock Company of energetics and electrification

Code of the Issuer 0 0 0 6 4 – A

by 3 1 0 3 2 0 0 6

Location: №30, Kuznetsky prospect, GSP-2, Kemerovo, Russia

Information contained in this present list of affiliated persons is subject to be disclosed in accordance with the Russian Federation legislation on securities

Web-page: http://www.kuzbassenergo.ru/invest/doc/list/

Deputy general director for corporate governance
(by power of attorney № 70-119/119 dd. 30.12.2005 .)

(signature) A.K. Erofeev (Surname)

Date " 03 " April 20 06

Seal: Кузбасское открытое акционерное общество энергетики и электрификации "Кузбассэнерго" ОАО "Кузбассэнерго"

Code of the Issuer	
INN	4200000333
OGRN	1024200678260

I. The list of affiliated persons by 31 03 2006

№	Full firm name (name for not profit institution) or surname, name and patronymic of the affiliated person	Location of legal entity or residence of natural person (by approbation of natural person)	Reason (reasons) subject to recognition as affiliated	Date of commencement of reason (reasons)	Share of affiliated person in the authorized capital of joint stock company, %	Share of ordinary stocks of the joint stock company owned by affiliated person , %
1	2	3	4	5	6	7
1.	Bolshakov Andrey Nickolaevich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
2.	Bychkov Mikhail Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
3.	Vagner Andrey Alexandrovich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0,027	0,027
4.	Grekhov Andrey Nickolaevich	Novosibirsk, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
5.	Evseenkova Elena Vladimirovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
6.	Eliseeva Irina Eduardovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
7.	Kozhura Ruslan Viacheslavovich	Mytishy, Moscow, region, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
8.	Mazikin Valentin Petrovich	Leninsk-Kuznetsky, Kemerovo region, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
9.	Platonov Vladimir Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
10.	Shulin Maxim Igorevich	Ekaterinbourg, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
11.	Shumilov Alexander Alexandrovich	Bor, Nizhegorodskaya oblast, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
12.	Grebennikov Alexey Antonovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0
13.	Gretsingher yury Alexandrovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	10.03.2004	0	0

14.	Erofeev Alexander Kuprianovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0
15.	Ivanov Boris Ivanovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0
16.	Lavrov Alexander Mikhailovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	10.03.2004	0	0
17.	Mikhailov Sergey Nickolaevich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0
			Sole executive body of the joint stock company	21.06.2002		
18.	Petrov Leonid Prokhorovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	14.05.2004	0	0
19.	Russian Open Joint Stock Company of energetics and electrification "UES of Russia"	№ 101, build. 3, Vernadskogo prospect, Moscow, 119526	Person has right to dispose of more than 20% of voting stocks of the joint stock company	30.12.1993	49	49
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC RAO "UES of Russia" more than 50% of the structure of the Board of Directors of the JSC "Kuzbassenergo")	27.06.2005		
20.	Closed Joint Stock Company "Autotransport company "Kuzbassenergo"	4, Stantsionnaya str., Kemerovo, 650006, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	30.04.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ZAO "ATP "Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity)	30.05.2005		
21.	Closed Joint Stock Company Medico Sanitary Centre "Health Centre Energetic"	37, Kuzbasskaya str., Kemerovo, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	30.04.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ZAO MSC "Health Centre Energetic" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity)	06.06.2005		
22.	Limited liability company "Bill Centre Kuzbassenergo"	30, Kuznetsky prospect, Kemerovo, 650620, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	20.08.1999	0	0

			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: Ltd. "Bill Centre Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity)	30.05.2005		
23.	Limited liability company "Sbytenergo"	14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, 652417, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	21.03.2000	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: Ltd. "Sbytenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity	30.05.2005		
24.	Open Joint Stock company "Investment –production company Vodocanal"	3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this person.	28.10.2001	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC "Kuzbassenergo" more than 50% of the structure of the Board of Directors of this legal entity were elected).	09.06.2005		
25.	Joint Stock Company Engineering- analytical centre "Kuzbasstekhenergo"	Stantsionnaya str., Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	30.01.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC EAC "Kuzbasstekhenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity)	30.05.2005		
26.	Open Joint Stock company "Kuzbasshydroenergostroy"	Krapivinsky district, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	22.01.1997	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbasshydroenergostroy" is and affiliated company of the JSC "Kuzbassenergo" who is the only one shareholder of this legal entity. By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected).	16.05.2005		

27.	Joint Stock Company "Kuzbssetremont"	1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	30.01.2004		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbssetremont" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity).	14.06.2005	0	0
28.	Joint Stock Company "Kuzbass energyreparing company",	30, Kuznetsky prospect Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this person	30.01.2004		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbass energyreparing company" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity. – 31.05.2004	27.06.2005	0	0
29.	Joint Stock Company "Kuzbassenergoservice"	12, N. Ostrovskogo str., Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	31.03.2004		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC"Kuzbassenergoservice"" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity)	14.06.2005	0	0
30.	Open Joint Stock Company "Prokopievskenergo"	14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	20.09.2000		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected).	15.06.2005	0	0
31.	Open Joint Stock Company "Siberian Coal and Energy Company"	7, stroieniye 22, Derbenevskaya naberezhnaya, Moscow, 115114	Joint stock company has right to dispose of more than 20% of total number of votes falling to the voting stocks	14.11.2005	43,48	43,48

THE LIST OF AFFILIATED PERSONS

Kuzbass Joint Stock Company of energetics and electrification

Code of the Issuer 0 0 0 6 4 – A

by 3 0 0 6 2 0 0 6

Location: №30, Kuznetsky prospect, GSP-2, Kemerovo, Russia

Information contained in this present list of affiliated persons is subject to be disclosed in accordance with the Russian Federation legislation on securities

Web-page: http://www.kuzbassenergo.ru/invest/doc/list/

Deputy general director for corporate governance
(by power of attorney № 70-119/119 dd. 30.12.2005 .)

(signature) A.K. Erofeev (Surname)

Date “ 03 ” July 20 06

Seal: Кузбасское открытое акционерное общество энергетики и электрификации ОАО "Кузбассэнерго"

Code of the Issuer	
INN	4200000333
OGRN	1024200678260

I. The list of affiliated persons by 3 0 0 6 2 0 0 6

№	Full firm name (name for not profit institution) or surname, name and patronymic of the affiliated person	Location of legal entity or residence of natural person (by approbation of natural person)	Reason (reasons) subject to recognition as affiliated	Date of commencement of reason (reasons)	Share of affiliated person in the authorized capital of joint stock company, %	Share of ordinary stocks of the joint stock company owned by affiliated person, %
1	2	3	4	5	6	7
1.	Bolshakov Andrey Nickolaevich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
2.	Bychkov Mikhail Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
3.	Vagner Andrey Alexandrovich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0,027	0,027
4.	Grekhov Andrey Nickolaevich	Novosibirsk, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
5.	Evseenkova Elena Vladimirovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
6.	Eliseeva Irina Eduardovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
7.	Kozhura Ruslan Viacheslavovich	Mytishy, Moscow, region, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
8.	Mazikin Valentin Petrovich	Leninsk-Kuznetsky, Kemerovo region, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
9.	Platonov Vladimir Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
10.	Shulin Maxim Igorevich	Ekaterinbourg, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
11.	Shumilov Alexander Alexandrovich	Bor, Nizhegorodskaya oblast, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
12.	Grebennikov Alexey Antonovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0
13.	Gretsingher yury Alexandrovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	10.03.2004	0	0
14.	Erofeev Alexander Kuprianovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0
15.	Ivanov Boris Ivanovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0
16.	Lavrov Alexander Mikhailovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	10.03.2004	0	0
17.	Mikhailov Sergey Nickolaevich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0

			Sole executive body of the joint stock company	21.06.2002		
18.	Petrov Leonid Prokhorovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	14.05.2004	0	0
			Person has right to dispose of more than 20% of voting stocks of the joint stock company	30.12.1993		
19.	Russian Open Joint Stock Company of energetics and electrification "UES of Russia"	№ 101, build. 3, Vernadskogo prospect, Moscow, 119526	Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC RAO "UES of Russia" more than 50% of the structure of the Board of Directors of the JSC "Kuzbassenergo")	27.06.2005	49	49
			Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	30.04.2004		
20.	Closed Joint Stock Company "Autotransport company "Kuzbassenergo"	4, Stantsionnaya str., Kemerovo, 650006, Russia	Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ZAO "ATP "Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity)	30.05.2005	0	0
	Closed Joint Stock Company Medico Sanitary Centre "Health Centre Energetic"	37, Kuzbasskaya str., Kemerovo, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	30.04.2004		
21.			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ZAO MSC "Health Centre Energetic" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity)	06.06.2005	0	0
22.	Limited liability company "Sbytenergo"	14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	21.03.2000	0	0

		region, 652417, Russia	Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: Ltd. "Sbytenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity	30.05.2005.		
23.	Open Joint Stock company "Investment –production company Vodocanal"	3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this person.	28.10.2001	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC "Kuzbassenergo" more than 50% of the structure of the Board of Directors of this legal entity were elected).	09.06.2005		
24.	Joint Stock Company Engineering- analytical centre "Kuzbasstekhenergo"	Stantsionnaya str., Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	30.01.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC EAC "Kuzbasstekhenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity)	30.05.2005		
25.	Open Joint Stock company "Kuzbasshydroenergostroy"	Krapivinsky district, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	22.01.1997	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbasshydroenergostroy" is and affiliated company of the JSC "Kuzbassenergo" who is the only one shareholder of this legal entity. By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected).	16.05.2005		
26.	Joint Stock Company "Kuzbssetremont"	1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	30.01.2004	0	0

			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbssetremont" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity).	14.06.2005		
27.	Joint Stock Company "Kuzbass energyreparing company",	30, Kuznetsky prospect Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this person	30.01.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbass energyreparing company" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity. – 31.05.2004	27.06.2005		
28.	Joint Stock Company "Kuzbassenergoservice"	12, N. Ostrovskogo str., Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	31.03.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC"Kuzbassenergoservice"" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity) .	14.06.2005		
29.	Open Joint Stock Company "Prokopievskenergo"	14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	20.09.2000	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected).	15.06.2005		

30.	Open Joint Stock Company "Siberian Coal and Energy Company"	7, stroieniye 22, Derbenevskaya naberezhnaya, Moscow, 115114	Joint stock company has right to dispose of more than 20% of total number of votes falling to the voting stocks	14.11.2005	43,48	43,48

II. Changes in the list of affiliated persons occurred during the period since 27.04.2006 till 15.06.2006

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	Sale of share of the JSC "Kuzbassenergo" in the chartered capital of the Limited liability company "Bill Center Kuzbassenergo"	28.04.2006	15.06.2006

Contents of information on the affiliated person before changing:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Limited liability company "Bill Center Kuzbassenergo"	№30, Kuznetsky pr., Kemerovo, Russia 650620	Joint Stock company has right to dispose of more than 20% of total number of votes falling to the voting stocks (investment, shares) composed chartered (pooled) capital of this person.	20.08.1999	-	-
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: Ltd. "Bill Centre Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity).	30.05.2005		

Contents of information on the affiliated person after changing:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company, %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Limited liability company "Bill Center Kuzbassenergo"	№30, Kuznetsky pr., Kemerovo, Russia 650620	Is not an affiliated person	28.04.2006	-	-

THE LIST OF AFFILIATED PERSONS

Kuzbass Joint Stock Company of energetics and electrification

Code of the Issuer 0 0 0 6 4 – A

by 0 5 0 7 2 0 0 6

Location: №30, Kuznetsky prospect, GSP-2, Kemerovo, Russia

Information contained in this present list of affiliated persons is subject to be disclosed in accordance with the Russian Federation legislation on securities

Web-page: http://www.kuzbassenergo.ru/invest/doc/list/

Deputy general director for corporate governance (by power of attorney № 70-119/119 dd. 30.12.2005 .)	(signature)	A.K. Erofeev (Surname)
Date " 5 " July 20 06	Seal:	

Кузбасское открытое акционерное общество энергетики и электрификации "Кузбассэнерго" ОАО "Кузбасс-энерго"

Code of the Issuer	
INN	4200000333
OGRN	1024200678260

II. Changes in the list of affiliated persons occurred during the period since 26.06.2006 till 05.07.2006

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	By the resolution of the annual general meeting of shareholders of the JSC "Kuzbassenergo" a new body of the Board of Directors of the Company was elected.	26.06.2006	05.07.2006

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Bychkov Mikhail Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
2.	Grekhov Andrey Nickolaevich	Novosibirsk, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
3.	Kozhura Ruslan Viacheslavovich	Mytishy, Moscow, region, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
4.	Shulin Maxim Igorevich	Ekaterinbourg, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
5.	Shumilov Alexander Alexandrovich	Bor, Nizhegorodskaya oblast, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
6.	Bolshakov Andrey Nickolaevich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
7.	Vagner Andrey Alexandrovich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0,027	0,027
8.	Evseenkova Elena Vladimirovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
9.	Eliseeva Irina Eduardovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
10.	Mazikin Valentin Petrovich	Leninsk-Kuznetsky, Kemerovo region, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
11.	Platonov Vladimir Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company, %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Bychkov Mikhail Yurievich	Moscow, Russia	Is not an affiliated person	26.06.2006	0	0
2.	Grekhov Andrey Nickolaevich	Novosibirsk, Russia	Is not an affiliated person	26.06.2006	0	0
3.	Kozhura Ruslan Viacheslavovich	Mytishy, Moscow, region, Russia	Is not an affiliated person	26.06.2006	0	0
4.	Shulin Maxim Igorevich	Ekaterinbourg, Russia	Is not an affiliated person	26.06.2006	0	0
5.	Shumilov Alexander Alexandrovich	Bor, Nizhegorodskaya oblast, Russia	Is not an affiliated person	26.06.2006	0	0
6.	Bolshakov Andrey Nickolaevich	Moscow, Russia	Member of the Board of Directors of the joint stock company	26.06.2006	0	0
7.	Vagner Andrey Alexandrovich	Moscow, Russia	Member of the Board of Directors of the joint stock company	26.06.2006	0,027	0,027
8.	Evseenkova Elena Vladimirovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	26.06.2006	0	0
9.	Eliseeva Irina Eduardovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	26.06.2006	0	0
10.	Mazikin Valentin Petrovich	Leninsk-Kuznetsky, Kemerovo region, Russia	Member of the Board of Directors of the joint stock company	26.06.2006	0	0
11.	Platonov Vladimir Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	26.06.2006	0	0
12.	Sorokin Igor Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	26.06.2006	0	0
13.	Zarkhin Vitaly Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	26.06.2006	0	0
14.	Shtykov Dmitry Viktorovich	Moscow, Russia	Member of the Board of Directors of the joint stock company	26.06.2006	0	0
15.	Kochetkova Tatiana Vladimirovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	26.06.2006	0	0
16.	Dunin Oleg Valentinovich	Moscow, Russia	Member of the Board of Directors of the joint stock company	26.06.2006	0	0

The list of affiliated persons as for a date of 31.12.2005

№	Full firm name (name for not profit institution) or surname, name and patronymic of the affiliated person	Location of legal entity or residence of natural person (by approbation of natural person)	Reason (reasons) subject to recognition as affiliated.	Date of commencement of reason (reasons)	Share of affiliated person in the authorized capital of joint stock company, %	Share of ordinary stocks of the joint stock company owned by affiliated person , %
1	2	3	4	5	6	7
1.	Bolshakov Andrey Nickolaevich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
2.	Bychkov Mikhail Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
3.	Vagner Andrey Alexandrovich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0,027	0,027
4.	Grekhov Andrey Nickolaevich	Novosibirsk, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
5.	Evseenkova Elena Vladimirovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
6.	Eliseeva Irina Eduardovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
7.	Kozhura Ruslan Viacheslavovich	Mytishy, Moscow, region, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
8.	Mazikin Valentin Petrovich	Leninsk-Kuznetsky, Kemerovo region, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
9.	Platonov Vladimir Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
10.	Shulin Maxim Igorevich	Ekaterinbourg, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
11.	Shumilov Alexander Alexandrovich	Bor, Nizhegorodskaya oblast, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
12.	Grebennikov Alexey Antonovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0
13.	Gretsingher yury Alexandrovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	10.03.2004	0	0
14.	Erofeev Alexander Kuprianovich	Kemerovo, Russia	Member of Corporate	30.09.2002	0	0

1

			executive body of the joint stock company			
15.	Ivanov Boris Ivanovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0
16.	Lavrov Alexander Mikhailovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	10.03.2004	0	0
17.	Mikhailov Sergey Nickolaevich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0
			Sole executive body of the joint stock company	21.06.2002		
18.	Petrov Leonid Prokhorovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	14.05.2004	0	0
19.	Russian Open Joint Stock Company of energetics and electrification "UES of Russia"	№ 101, build. 3, Vernadskogo prospect, Moscow, 119526	Person has right to dispose of more than 20% of voting stocks of the joint stock company	27.06.2005	49	49
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC RAO "UES of Russia" more than 50% of the structure of the Board of Directors of the JSC "Kuzbassenergo" were elected 21.06.2002, 02.06.2003, 24.06.2004)			
20.	Closed Joint Stock Company "Autotransport company "Kuzbassenergo"	4, Stantsionnaya str., Kemerovo, 650006, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	30.04.2004	0	0

			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ZAO "ATP "Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.- 30.06.2004, 15.12.2004)	30.05.2005		
21.	Closed Joint Stock Company Medico Sanitary Centre "Health Centre Energetic"	37, Kuzbasskaya str., Kemerovo, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	30.04.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ZAO MSC "Health Centre Energetic" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.- 07.07.2004, 15.12.2004)	06.06.2005		

22.	Limited liability company "Bill Centre Kuzbassenergo"	30, Kuznetsky prospect, Kemerovo, 650620, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	20.08.1999	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: Ltd. "Bill Centre Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity.- 12.11.2003, 02.04.2004)	30.05.2005		
23.	Limited liability company "Sbytenergo"	14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, 652417, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	21.03.2000	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: Ltd. "Sbytenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity.- 23.06.2003, 30.07.2004, 15.12.2004	30.05.2005		

24.	Open Joint Stock company "Investment – production company Vodocanal"	3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this person	28.10.2001	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC "Kuzbassenergo" more than 50% of the structure of the Board of Directors of this legal entity were elected. – 07.10.2003	09.06.2005		
25.	Joint Stock Company Engineering- analytical centre "Kuzbasstekhenergo"	Stantsionnaya str., Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	30.01.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC EAC "Kuzbasstekhenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.-09.02.2004, 11.10.2004	30.05.2005		

26.	Open Joint Stock company "Kuzbasshydroenergostroy"	Krapivinsky district, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	22.01.1997	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbasshydroenergostroy" is and affiliated company of the JSC "Kuzbassenergo" who is the only one shareholder of this legal entity. By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected - 23.06.2003, 17.05.2004, 15.12.2004)	16.05.2005		
27.	Joint Stock Company "Kuzbssetremont"	1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	30.01.2004	0	0

			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbssetremont" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity. - 09.02.2004, 15.12.2004			
28.	Joint Stock Company "Kuzbass energyreparing company",	30, Kuznetsky prospect Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this person	30.01.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbass energyreparing company" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity. – 31.05.2004	27.06.2005		

7

29.	Joint Stock Company "Kuzbassenergoservice"	12, N. Ostrovskogo str., Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	31.03.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC"Kuzbassenergoservice"" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity. – 01.07.2004, 11.10.2004	14.06.2005		
30.	Open Joint Stock Company "Prokopievskenergo"	14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	20.09.2000	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected - 22.10.2003, 15.06.2004	15.06.2005		
31.	Open Joint Stock Company "Siberian Coal and Energy Company"	7, stroieniye 22, Derbenevskaya	Joint stock company has right to dispose of more than	14.11.2005	43,48	43,48

		naberezhnaya, Moscow, 115114	20% of total number of votes falling to the voting stocks			

II. Changes in the list of affiliated persons occurred during the period since 03.10.2005 till 30.11.2005

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	Making up the list of persons having right to participate in shareholder's meeting	14.11.2005	02.12.2005

Contents of information on the affiliated person before changing:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Open Joint Stock Company "Siberian Coal and Energy Company"	Moscow, Russia	was not affiliated person	-	-	-

Contents of information on the affiliated person after changing:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Open Joint Stock Company "Siberian Coal and Energy Company"	Moscow, Russia	Legal entity has right to dispose of more than 20% of total number of votes falling to the voting stocks	14.11.2005	43,47	43,47

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
2.	Decision №1 of the sole shareholder ZAO "Kuzbassenergosviaz"	15.11.2005	02.12.2005

Contents of information on the affiliated person before changing:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Closed Joint Stock Company "Kuzbassenergosviaz"	Kemerovo, Russia	Legal entity is a member of group to which the joint stock company	08.06.2005	0	0

			belongs (reasons owing to which the person is a member of group of persons to which the joint stock company belongs: natural persons fulfilling the duties in the JSC "Kuzbassenergo" compose more than 50% of the structure of the Board of Directors of this legal entity).			

Contents of information on the affiliated person after changing:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Closed Joint Stock Company "Kuzbassenergosviaz"	Kemerovo, Russia	Is not an affiliated person	15.11.2005	0	0

ANNOUNCEMENT ON INFORMATION THAT MAY AFFECT THE COST OF SECURITIES OF THE JOINT STOCK COMPANY
«On acquisition of a market share in the chartered (pooled) capital (trusted fund) of the other profit institution composing not less than 5%, or a share of the ordinary stocks of the other joint stock company composing not less than 5%, also on modification of such a share if is became higher or lower of 5,10,15,20,25,30, 50, and 75 %, by the Joint Stock Company

1. General Information	
1.1. Full company name of the Issuer (name of not-profit institution)	*the Kuzbass joint Stock Company of energetics and electrification*
1.2. Abbreviated company name of the Issuer	*JSC "Kuzbassenergo"*
1.3. Registered office of the Issuer	*№30, Kuznetsky prospect, GSP-2, Kemerovo, Russia*
1.4. OGRN of the Issuer	*1024200678260*
1.5. Tax payer identification number	*4200000333*
1.6. The unique code of the issuer assigned by the recording body	*00064-A*
1.7. Internet page used by the issuer to publish the information about the substantial facts	*http://www.kuzbassenergo.ru/inf/facts*
1.8. The name of the printed edition, used by the issuer to publish the information about the substantial facts	*In accordance with the par. 8.6.3. of the Provisions on disclosure of information on securities by the issuers, this announcement is not subject to be published in the printed editions.*

2. Contents of the Announcement
2.1. Full firm name, location of profit institution, whose market share in the chartered (pooled) capital (trust fund) (ordinary stocks) were purchased by the Issuer or where the aforementioned share of the Issuer was changed: limited Liability Company "Bill Centre Kuzbassenergo", №30, Kuznetsky prospect, 650620, Kemerovo, Russia
2.2. Market share of the Issuer in the chartered (polled0 capital (trust fund) of the mentioned institution before the modification, and if the joint stock company is a such an institution, - also the share of ordinary stocks belonged to the Issuer before the modification: Market share of the Issuer in the chartered capital of the aforementioned company before the changes: 100%. 2.3.Market share of the Issuer in the chartered (pooled) capital , (trust fund) of the aforementioned company after modification, and if the joint stock company is a such company, - also share of ordinary stocks of this company belonging to the Issuer after the changes: Market share of the Issuer in the chartered capital of the aforementioned company after the changes: **0%**. 2.4. Date when the market share of the Issuer in the chartered (pooled) capital , (trust fund) of the company had been changed:– **28.04.2006 .**

3. Signature		
3.1. Acting as General director	(signature)	A.A. Grebennikov
3.2. Date «16» of June 2006	Seal:	

Открытое акционерное общество энергетики и электрификации «Кузбассэнерго» ОАО "Кузбасс-энерго"

12G3-2(B) Exemption No.: 82-4633

RECEIVED
2006 DEC 18 A 7:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANNOUNCEMENT ON SUBSTANTIAL FACT "INFORMATION OF THE REGISTER CLOSING DATES"

1. General Information	
1.1. Full firm-name of the issuer (name for non-commercial institution)	**Kuzbass joint stock company of energy and electrification.**
1.2. Abbreviation firm-name of the issuer	JSC "Kuzbassenergo"
1.3. Location of the issuer	№ 30, Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.
1.4. OGRN of the issuer	1024200678260
1.5. INN code of the issuer	4200000333
1.6. Unique code of the issuer assigned by the recording body	***00064-A***
1.7. Internet page, used by the issuer to publish the information about the substantial facts	***http://www.kuzbassenergo.ru/inf/facts***
1.8. The name of the printed edition, used by the issuer to publish the information about the substantial facts	Regional mass newspaper the "Kuzbass", Appendix to the "Vestnik of FSFR of Russia"

1.9. Substantial fact's code (codes)	***0800064A06052006***

2. Announcement contents

2.1. The type, category, series and other ID features of Registered Securities: ***ordinary registered stocks, registered number of the issue 1-01-00064-A.***
2.2. The purpose of making the list of owners of ordinary registered shares: ***holding the annual general meeting of shareholders of JSC "Kuzbassenergo".***
2.3. The date of making the list of owners of ordinary registered shares: *12 of May 2006*
2.4. The date of making and number of the minutes of the meeting the Board of Directors of the issuer where the decision on making the list of owners of securities of the issuer was made: ***06 of May 2006 № 17/11.***

3. Signature

3.1. Deputy general director ____________ A.A. Grebennikov
(signature)

3.2. Date «11» of May 2006. Seal: Открытое акционерное общество Кузбасское ... энергетики и электрификации ОАО "Кузбассэнерго"

ANNOUNCEMENT ON INFORMATION THAT MEY AFFET THE COST OF SECURITIES OF THE JOINT STOCK COMPANY "INFORMATION ON THE RESOLUTIONS MADEN BY THE BOARD OF DIRECTORS OF THE JOINT STOCK COMPANY (SUPERVISION COMMITTEE) "

1. General Information	
1.1. Full company name of the Issuer (name of not-profit institution)	*the Kuzbass joint Stock Company of energetics and electrification*
1.2. Abbreviated company name of the Issuer	*JSC "Kuzbassenergo"*
1.3. Registered office of the Issuer	*№30, Kuznetsky prospect, GSP-2, Kemerovo, Russia*
1.4. OGRN of the Issuer	*1024200678260*
1.5. Tax payer identification number	*4200000333*
1.6. The unique code of the issuer assigned by the recording body	*00064-A*
1.7. Internet page used by the issuer to publish the information about the substantial facts	*http://www.kuzbassenergo.ru/inf/facts*
1.8. The name of the printed edition, used by the issuer to publish the information about the substantial facts	*In accordance with the par. 8.6.3. of the Provisions on disclosure of information on securities by the issuers, this announcement is not subject to be published in the printed editions.*

2. Contents of the Announcement
2.1. Date of general meeting of shareholders holding when the appropriated decision was made: ***06 of May 2006.*** 2.2. The minutes of meeting drawing up date: ***06th of May 2006 №17/11.*** 2.3. Contents of decisions approved by the Board of Directors of the Issuer at the following issues: 2.3.1. Issue № 3: Recommendations on dividend amount over the stocks and order of its pay off at the outcome of the year 2005. Decision: ***1 Not to pay off dividends over the ordinary stocks of the Issuer at the outcome of the year 2005,*** taking into consideration that at the outcome of the 9 months of the year 2005 dividends amounted RUR 0,670461 per one ordinary stock had been accrued (Minutes of the General Meeting of Shareholders №14 dd. 30.12.2005) 2.3.2. Issue № 4: Recommendations on dividend amount over the stocks of the Company and order of its pay off at the outcome of the Ist quarter of the year 2006. Decision: ***1. To recommend to the annual general meeting of the Company's shareholders to accept the following decision:*** ***- to pay off the dividends over the ordinary stocks of the Company at the outcome of the Ist quarter of the year 2006 amounted RUR 0,329983 per one ordinary stock of the Company in money term within the 60 days from the date of decision making on their payment.*** 2.3.3. Issue № 8: On convocation of the annual general meeting of shareholders of the company. Decision: ***1. To convoke the annual general meeting of shareholders of the Company in form of the meeting (joint presence).*** ***2. To define the date of holding of the annual general meeting of shareholders of the Company – i.e. the 26th of June 2006.***

3. To define the time of holding of the annual general meeting of shareholders of the Company – i.e. 13.00 p.a. at local time.
4. To define the place for annual general meeting of shareholders of the Company holding – i.e. № 90/4, Lenina prospect, Kemerovo
5. To define a time of commencement of registration of persons participating in the annual general meeting of shareholders of the Company – i.e. 11. 30 a.m.
6. To approve the following agenda of the annual general meeting of shareholders of the Company:

1) On approval of annual report, annual accounting report, including the Company's profit and losses statement, also on profit distribution (including dividends pay off) and the Company's losses at the outcome of the fiscal year 2005;
2) On payment of dividends at the outcome of 1 quarter of the year 2006.
3) On election of the members of the Board of Directors of the Company;
4) On election of the members of the revision Committee of the Company;
5) On approval of the Company's auditor;
6) On modification and amendments to the Charter of the Company;
7) On payment of remuneration and compensations to the members of the Board of directors of the Company;
8) On payment of remuneration and compensations to the members of the Revision Committee of the Company

3. Signature		
3.1. Acting as General director	(подпись)	A.A. Grebennikov
3.2. Date «11» , May , 2006	Seal:	

ОАО "Кузбасс-энерго"

12G3-2(B) Exemption No.: 82-4633

Information on the substantial fact:
«Information on the reorganization of the issuer, its affiliated and subsidiary companies."

1. General Information	
1.1. Full firm-name of the issuer (name for not profit institution)	**Kuzbass joint stock company of energy and electrification.**
1.2. Abbreviation firm-name of the issuer	JSC "Kuzbassenergo"
1.3. Location of the issuer	№ 30, Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.
1.4. OGRN of the issuer	1024200678260
1.5. INN code of the issuer	4200000333
1.6. Unique code of the issuer assigned by the recording body	00064-A
1.7. Internet page used by the issuer to publish the information about the substantial facts	http://www.kuzbassenergo.ru/invest/doc/fact/
1.8. The name of the printed edition, used by the issuer to publish the information about the substantial facts	regional mass newspaper the "Kuzbass", Appendix to the "Vestnik of FSFR of Russia"

1.9. Substantial fact's code (codes)	0100064A01072006

2. Contents of Announcement
2.1. Form of reorganization: (merger, affiliation, division, segregation, reforming): **Segregation.** 2.2. Authorized management body of the issuer (Authorized State body, court) accepted decision being the ground of reorganization and its adoption date: **Extraordinary General meeting of shareholders of the JSC " Kuzbassenergo" dd. the 30th of December 2005 (minutes №14 dd. the 16 of January 2006).** 2.3. Full firm names and abbreviations (name for not-profit institutions) of every reorganized legal entity, its location: **the Kuzbass Joint Stock Company of energetics and electrification, JSC "Kuzbassenergo", №30, Kuznetsky prospect, GSP-2, Kemerovo, Russia.** 2.4. (Full firm names and abbreviations (name for commercial institutions) of every legal entity created or went out of business due to reorganization, its location: **Joint Stock Company "Kuzbassenergo – regional electric network company», JSC "Kuzbassenergo – regional electric network company» , №11, N. Ostrovsky str., Kemerovo, Russian Federation** **Joint Stock Company "Kuzbass energy supplying company", JSC ""Kuzbass energy supplying company", № 90/4, Lenina prospect, Kemerovo, Russian Federation.** **Joint Stock Company "Main power lines of Kuzbassenergo", JSC "Main power lines of Kuzbassenergo", № 90/4, Lenina prospect, Kemerovo, Russian Federation** **Joint Stock Company "West Siberian TETs", JSC ""West Siberian TETs". №23 shosse Severnoye, Novokuznetsk, Kemerovo region, Russian Federation** **Joint Stock Company "South Kuzbass GRES", JSC "South Kuzbass GRES", №20 Komsomolskaya str., Kaltan, Kemerovo region, Russian Federation.** 2.5. Share of the issuer in the chartered (polled) capital (share found) of the commercial institution established due to reorganization by the dated of reorganization:

Joint Stock Company "Kuzbassenergo – regional electric network company» - has no share.
Joint Stock Company "Kuzbass energy supplying company" – has no share.
Joint Stock Company "Main power lines of Kuzbassenergo" – has no share.
Joint Stock Company "West Siberian TETs" - share of the issuer amounts 50% +1 stock.
Joint Stock Company "South Kuzbass GRES" share of the issuer amounts 50% +1 stock.

2.6. Date of the reorganization (date of the State registration of the legal entity established due to merger, affiliation, division, segregation, reforming; date of record in the Unique State register of legal entities on a go out of business of the joined legal entity): **01 of July 2006.**

3. Signature

3.1. General Director ____________ S.N. Mikhailov
(подпись)

3.2. Date «03» July 2006 Seal:

The List of affiliated persons by 30.09.2004

Affiliated person	Number of the Company's stocks owned by the person	Share in the authorized capital of the Company
Bolshakov Andrey Nickolaevich Residence: ***Moscow, Russia*** ***Reason: Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Vagner Andrey Alexandrovich Residence: ***Moscow, Russia*** ***Reason: Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	***165000***	***0.03%***
Kozhura Ruslan Viacheslavovich Residence: ***Mytishy, Moscow, region, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Mazikin Valentin Petrovich Residence: ***Leninsk-Kuznetsky, Kemerovo region, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Negomedzianov Alexander Alexandrovich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Nikiforov Nikita Viktorovich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Novikiv Nickolay Valentinovich Residence: ***Ekaterinbourg, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Parkhomuk Olga Viktorovna Residence: ***Krasnoyarsk, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Platonov Vladimir Yurievich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Khromov Vladimir Yurievich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Shumilov Alexander Alexandrovich residence: ***Bor, Nizhegorodskaya region, Russia***		

Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***		
Grebennikov Alexey Antonovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***30.09.2002***	-	-
Gretsingher Yury Alexandrovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***10.03.2004***	-	-
Erofeev Alexander Kuprianovich Residence: : ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***30.09.2002***	-	-
Ivanov Boris Ivanovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***30.09.2002***	-	-
Lavrov Alexander Mikhailovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***10.03.2004***	-	-
Mikhailov Sergey Nickolaevich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***30.09.2002*** ***Sole executive body of the joint stock company*** Date of reason commencement: ***21.06.2002***	-	-
Petrov Leonid Prokhorovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***14.05.2004***	-	-
Firm name: ***ZAO "Heat networks"*** Location: ***№2, Kutuzov str., Mysky, Kemerovo region, 652840*** Postal address: ***№2, Kutuzov str., Mysky, Kemerovo region, 652840*** ***Person is a member of group of persons to which the joint stock company belongs: Natural persons fulfilling labor duties in the JSC 'Kuzbassenergo" make more than 50% of the structure of the Board of Directors of this legal entity.*** Date of reason commencement ***: 13.04.2004***	-	-
Firm name: ***Russian Open Joint Stock Company of energetics and electrification "UES of Russia"*** Location: ***№ 101, build. 3, Vernadskogo prospect, Moscow, 119526*** Postal address: ***№ 101, build. 3, Vernadskogo prospect, Moscow, 119526*** Reason: ***Person has right to dispose of more than 20% of voting stocks of the joint stock company*** Date of reason commencement: ***30.12.1993***	[illegible]	[illegible]

Reason: ***Person is a member of group of persons to which the joint stock company belongs.*** Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ***by offer made by JSC RAO "UES of Russia" more than 50% of the structure of the Board of Directors of the JSC "Kuzbassenergo" were elected 21.06.2002, 02.06.2003*** Date of reason commencement: ***24.06.2004***		
Firm name: ***Closed Joint Stock Company "Autotransport company "Kuzbassenergo"*** Location: ***4, Stantsionnaya str., Kemerovo, 650006, Russia*** Postal address: ***4, Stantsionnaya str., Kemerovo, 650006, Russia*** ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person .*** Date of reason commencement: ***30.04.2004*** ***Person is a member of group of persons to which the joint stock company belongs .*** Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ***ZAO "ATP "Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity)*** Date of reason commencement - ***30.06.2004***		
Firm name: ***Joint Stock Company "Kuzbassenergoservice"*** Location: ***12, N. Ostrovskogo str., Kemerovo, 650099, Russia*** Postal address: ***12, N. Ostrovskogo str., Kemerovo, 650099, Russia*** ***Reason***: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.*** Date of reason commencement: ***31.03.2004*** Reason: ***Person is a member of group of persons to which the joint stock company belongs.*** Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ***JSC "Kuzbassenergoservice" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.*** Date of reason commencement: ***1.07.2004***		
Firm name : ***Closed Joint Stock Company Medico Sanitary Centre "Health Centre Energetic".*** Location: ***37, Kuzbasskaya str., Kemerovo, Russia*** Postal address: ***37, Kuzbasskaya str., Kemerovo, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.*** Date of reason commencement: ***30.04.2004*** Reason: ***Person is a member of group of persons to which the joint stock company belongs: Natural persons fulfilling labor duties in the JSC 'Kuzbassenergo" make more than 50% of the structure of the Board of Directors of this legal entity.*** ***ZAO MSC "Health Centre Energetic" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.*** Date of reason commencement ***:7.07.2004***		

Firm name: ***Limited liability company "Bill Centre Kuzbassenergo"*** Location: ***30, Kuznetsky prospect, Kemerovo, 650620, Russia*** Postal address: ***12, N. Ostrovsky str., Kemerovo, 650099, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person .*** Date of reason commencement: ***20.08.1999*** Reason: ***Person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbassenergo" has right to appoint the Sole executive body - 12.11.2003, 02.04.2004.*** Date of reason commencement: ***2.04.2004***	-	-
Firm name: ***Limited liability company "Sbytenergo"*** Location: ***14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, 652417, Russia*** Postal address: ***14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, 652417, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person*** Date of reason commencement: ***21.03.2000*** Reason: ***Person is a member of group of persons to which the joint stock company belongs.*** Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ***JSC "Kuzbassenergo" is a unique participant of this person Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity and by the offer of the JSC "Kuzbassenergo more than 50% of the Board of Directors composition were elected 23.06.2003, 30.07.2004.*** Date of reason commencement : ***2.04.2004***	-	-
Firm name: ***Limited liability company "Supervolokno"*** Location: ***Stroygorodok, Kemerovo, Russia*** Postal address: ***UN-1612/29, Stroygorodok, Kemerovo, Russia, 650068*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person*** Date of reason commencement: ***01.04.1994***	-	-
Firm name: ***Open Joint Stock company "Andreevskoye"*** Location: ***Andreevsky village, Kemerovo district, Kemerovo region, Russia*** Postal address: ***Andreevsky village, Kemerovo district, Kemerovo region,652421, Russia*** Reason: ***Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.*** Date of reason commencement: ***22.01.1997***	-	-
Firm name: ***Open Joint Stock company "Investment -production company Vodocanal*** Location: ***3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia*** Postal address: ***3, Kirpichnaya str., Prokopievsk, Kemerovo region, 653000, Russia*** Reason: ***Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.*** Date of reason commencement: ***28.10.2001*** Reason: ***Person is a member of group of persons to which the***	-	-

Reason: ***Person is a member of group of persons to which the joint stock company belongs.*** ***Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC "Kuzbassenergo" more than 50% of the structure of the Board of Directors of this legal entity were elected. - 07.10.2003*** Date of reason commencement:***7.10.2003***		
Firm name: ***Joint Stock Company Engineering- analytical centre "Kuzbasstekhenergo"*** Location: ***Stantsionnaya str., Kemerovo, 650099, Russia*** Postal address***: Stantsionnaya str., Kemerovo, 650099, Russia*** Reason: ***Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.*** Date of reason commencement:***30.01.2004*** Reason: ***Person is a member of group of persons to which the joint stock company belongs .*** Reason owing to which the person is a member of group of persons to which the joint stock company belongs***: JSC EAC "Kuzbasstekhenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.*** Date of reason commencement: ***9.02.2004***	-	-
Firm name: ***Open Joint Stock company "Kuzbasshydroenergostroy"*** Location: ***Krapivinsky district, Kemerovo region, Russia*** Postal address: ***№3, Nogradskaya str., Kemerovo, 650099*** Reason: ***Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.*** Date of reason commencement:***22.01.1997*** Reason: ***Person is a member of group of persons to which the joint stock company belongs .*** Reason owing to which the person is a member of group of persons to which the joint stock company belongs:***By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected - 23.06.2003, 17.05.2004.*** Date of reason commencement: ***17.05.2004***	-	-
Firm name: ***Joint Stock Company "Kuzbassetremont"*** Location: ***1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia*** Postal address: ***1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person*** Date of reason commencement:***30.01.2004*** Reason: ***Person is a member of group of persons to which the joint stock company belongs.*** Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ***JSC "Kuzbassetremont" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.*** Date of reason commencement: ***9.02.2004***	-	-

Firm name: ***Joint Stock Company "Kuzbassenergoremont "*** ***Location: 30, Kuznetsky prospect Kemerovo, 650099, Russia*** Postal address: ***30, Kuznetsky prospect Kemerovo, 650099, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this legal entity*** Date of reason commencement: ***30.01.2004*** Reason: ***Person is a member of group of persons to which the joint stock company belongs .*** Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ***JSC "Kuzbassenergoremont" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity and by the offer made by JSC "Kuzbassenergo" more than 50% of the board of Directors were elected (10.02.2004). By the resolution of the Board of the JSC "Kuzbassenergo" authorities of members of the Board of Directors of the JSC "Kuzbassenergoremont " were cancelled before the time, and the new Board of Directors in new composition was elected in the 31st of May 2004.*** Date of reason commencement: ***31.05.2004***		
Firm name: ***Open Joint Stock Company "Prokopievskenergo"*** Location: ***14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia*** Postal address: ***14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this legal entity*** Date of reason commencement: ***20.09.2000*** Reason: ***Person is a member of group of persons to which the joint stock company belongs.*** Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ***By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected. 22.10.2003, 15.06.2004.*** Date of reason commencement: ***15.06.2004***		

The list of affiliated persons by 30.06.2004

RECEIVED 2005 DEC 18 A

Affiliated person	Number of the Company's stocks owned by the person	Share in the authorized capital of the Company
Bolshakov Andrey Nickolaevich Residence: ***Moscow, Russia*** ***Reason: Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Vagner Andrey Alexandrovich Residence: ***Moscow, Russia*** ***Reason: Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	***165000***	***0.03%***
Kozhura Ruslan Viacheslavovich Residence: ***Mytishy, Moscow, region, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Mazikin Valentin Petrovich Residence: ***Leninsk-Kuznetsky, Kemerovo region, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Negomedzianov Alexander Alexandrovich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Nikiforov Nikita Viktorovich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Novikov Nickolay Valentinovich Residence: ***Ekaterinbourg, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Parkhomuk Olga Viktorovna Residence: ***Krasnoyarsk, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Platonov Vladimir Yurievich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Khromov Vladimir Yurievich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Shumilov Alexander Alexandrovich residence: ***Bor, Nizhegorodskaya region, Russia*** Reason: ***Member of the Board of Directors (supervision committee)***	-	-

of the Joint stock company Date of reason commencement: ***24.06.2004***		
Grebennikov Alexey Antonovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***30.09.2002***	-	-
Gretsingher Yury Alexandrovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***10.03.2004***	-	-
Erofeev Alexander Kuprianovich Residence: : ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***30.09.2002***	-	-
Ivanov Boris Ivanovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***30.09.2002***	-	-
Lavrov Alexander Mikhailovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***10.03.2004***	-	-
Mikhailov Sergey Nickolaevich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***30.09.2002*** ***Sole executive body of the joint stock company*** Date of reason commencement: ***21.06.2002***	-	-
Petrov Leonid Prokhorovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***14.05.2004***	-	-
Firm name: ***Closed Joint Stock Company "Autotransport company "Kuzbassenergo"*** Location: ***4, Stantsionnaya str., Kemerovo, 650006, Russia*** Postal address: ***4, Stantsionnaya str., Kemerovo, 650006, Russia*** ***Person is a member of group of persons to which the joint stock company belongs: Natural persons fulfilling labor duties in the JSC 'Kuzbassenergo" make more than 50% of the structure of the Board of Directors of this legal entity.*** Date of reason commencement: ***25.05.2004***	-	-
Firm name: ***Joint Stock Company "Kuzbassenergoservice"*** Location: ***12, N. Ostrovskogo str., Kemerovo, 650099, Russia*** Postal address: ***12, N. Ostrovskogo str., Kemerovo, 650099, Russia*** ***Person is a member of group of persons to which the joint stock company belongs: Natural persons fulfilling labor duties in the JSC 'Kuzbassenergo" make more than 50% of the structure of the Board of Directors of this legal entity.*** Date of reason commencement: ***24.05.2004***	-	-
Firm name: ***ZAO "Heat networks"*** Location: ***№2, Kutuzov str., Mysky, Kemerovo region, 652840*** Postal address: ***№2, Kutuzov str., Mysky, Kemerovo region, 652840***		

2

Person is a member of group of persons to which the joint stock company belongs: Natural persons fulfilling labor duties in the JSC 'Kuzbassenergo" make more than 50% of the structure of the Board of Directors of this legal entity. Date of reason commencement : *18.06.2004*		
Firm name : *Closed Joint Stock Company Medico Sanitary Centre "Health Centre Energetic"* Location: *37, Kuzbasskaya str., Kemerovo, Russia* Postal address: *37, Kuzbasskaya str., Kemerovo, Russia* *Person is a member of group of persons to which the joint stock company belongs: Natural persons fulfilling labor duties in the JSC 'Kuzbassenergo" make more than 50% of the structure of the Board of Directors of this legal entity.* Date of reason commencement *26.05.2004*		
Firm name: *Russian Open Joint Stock Company of energetics and electrification "UES of Russia"* Location: *№ 101, build. 3, Vernadskogo prospect, Moscow, 119526* Postal address: *№ 101, build. 3, Vernadskogo prospect, Moscow, 119526* Reason: *Person has right to dispose of more than 20% of voting stocks of the joint stock company* Date of reason commencement: *30.12.1993* Reason: *Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC RAO "UES of Russia" more than 50% of the structure of the Board of Directors of the JSC "Kuzbassenergo" were elected 21.06.2002, 02.06.2003* Date of reason commencement: *24.06.2004*	*297020200*	*49.00%*
Firm name: *Limited liability company "Bill Centre Kuzbassenergo"* Location: *30, Kuznetsky prospect, Kemerovo, 650620, Russia* Postal address: *12, N. Ostrovsky str., Kemerovo, 650099, Russia* Reason: *Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person* Date of reason commencement: *20.08.1999* *Person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbassenergo" has right to appoint the sole executive body* *12.11.2003, 02.04.2004* Date of reason commencement: *02.04.2004*		
Firm name: *Limited liability company "Sbytenergo"* Location: *14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, 652417, Russia* Postal address: *14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, 652417, Russia* Reason: *Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person* Date of reason commencement: *21.03.2000* Reason: *Person is a member of group of persons to which the joint stock company belongs .* *Reason owing to which the person is a member of group of persons to which the joint stock company belongs: the JSC "Kuzbassenergo", is a sole participant of this legal entity, thus the JSC "Kuzbassenergo" has right to appoint the sole executive body of this legal entity, also by offer of the JSC "Kuzbassenergo" more than 50% of the Board of Directors of this legal entity were elected 23.06.2003., 02.04.2004.* Date of reason commencement: *2.04.2004*		
Firm name: *Limited liability company "Supervolokno"* Location: *Stroygorodok, Kemerovo, Russia*		

Postal address: ***UN-1612/29, Stroygorodok, Kemerovo, Russia, 650068*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person*** Date of reason commencement: ***01.04.1994***		
Firm name: ***Open Joint Stock company "Andreevskoye"*** Location: ***Andreevsky village, Kemerovo district, Kemerovo region, Russia*** Postal address: ***Andreevsky village, Kemerovo district, Kemerovo region,652421, Russia*** Reason: ***Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.*** Date of reason commencement: ***22.01.1997***	-	-
Firm name: ***Open Joint Stock company "Investment -production company Vodocanal"*** Location: ***3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia*** Postal address: ***3, Kirpichnaya str., Prokopievsk, Kemerovo region, 653000, Russia*** Reason: ***Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.*** Date of reason commencement: ***28.01.2001*** Reason: ***Person is a member of group of persons to which the joint stock company belongs.*** ***Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC "Kuzbassenergo" more than 50% of the structure of the Board of Directors of this legal entity were elected. - 07.10.2003*** Date of reason commencement: ***7.10.2003***		
Firm name: ***Joint Stock Company Engineering- analytical centre "Kuzbasstekhenergo"*** Location: ***Stantsionnaya str., Kemerovo, 650099,*** Russia Postal address: ***Stantsionnaya str., Kemerovo, 650099, Russia*** Reason: ***Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.*** Date of reason commencement: ***30.01.2004*** Reason: ***Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC EAC "Kuzbasstekhenergo" is an affiliated company of the JSC "Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.*** Date of reason commencement: ***9.02.2004***		-
Firm name: ***Open Joint Stock company "Kuzbasshydroenergostroy"*** Location: ***Krapivinsky district, Kemerovo region, Russia*** Postal address: ***№3, Nogradskaya str., Kemerovo, 650099*** Reason: ***Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.*** Date of reason commencement: ***22.01.1997*** Reason: ***Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a***	-	-

member of group of persons to which the joint stock company belongs. By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected - 23.06.2003, 17.05.2004 Date of reason commencement: 17.05.2004		
Firm name: Joint Stock Company "Kuzbassetremont" Location: 1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia Postal address: 1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia Reason: Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person Date of reason commencement:30.01.2004 Reason: Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbassetremont" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity. Date of reason commencement: 9.02.2004	-	-
Firm name: Joint Stock Company "Kuzbassenergoremont" Location: 30, Kuznetsky prospect Kemerovo, 650099, Russia Postal address: 30, Kuznetsky prospect Kemerovo, 650099, Russia Reason: Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this legal entity Date of reason commencement:30.01.2004 Reason: Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbassenergoremont" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity and by the offer made by JSC "Kuzbassenergo" more than 50% of the board of Directors were elected (10.02.2004). By the resolution of the Board of the JSC "Kuzbassenergo" authorities of members of the Board of Directors of the JSC "Kuzbassenergoremont" were cancelled before the time, and the new Board of Directors in new composition was elected in the 31st of May 2004. Date of reason commencement: 31.05.2004	-	-
Firm name: Open Joint Stock Company "Prokopievskenergo" Location: 14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia Postal address: 14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia Reason: Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this legal entity Date of reason commencement: 20.09.2000 Reason: Person is a member of group of persons to which the joint stock company belongs. Reason owing to which the person is a member of group of persons to which the joint stock company belongs: By offer made by the JSC	-	-

"Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected. *22.10.2003, 15.06.2004.* Date of reason commencement: *15.06.2004*		

The List of affiliated persons as for a date 31.12.2004 .

Affiliated person	Number of the Company's stocks owned by the person	Share in the authorized capita; of the Company
Bolshakov Andrey Nickolaevich Residence: Moscow, Russia Reason: Member of the Board of Directors (supervision committee) of the Joint stock company Date of reason commencement: 24.06.2004	-	-
Bychkov Mikhail Yurievich Residence: Moscow, Russia Reason: Member of the Board of Directors (supervision committee) of the Joint stock company Date of reason commencement: 24.06.2004	165000	0.03%
Kozhura Ruslan Viacheslavovich Residence: Mytishy, Moscow, region, Russia Reason: Member of the Board of Directors (supervision committee) of the Joint stock company Date of reason commencement: 24.06.2004	-	-
Mazikin Valentin Petrovich Residence: Leninsk-Kuznetsky, Kemerovo region, Russia Reason: Member of the Board of Directors (supervision committee) of the Joint stock company Date of reason commencement: 24.06.2004	-	-
Negomedzianov Alexander Alexandrovich Residence: Moscow, Russia Reason: Member of the Board of Directors (supervision committee) of the Joint stock company Date of reason commencement: 24.06.2004	-	
Nikiforov Nikita Viktorovich Residence: Moscow, Russia Reason: Member of the Board of Directors (supervision committee) of the Joint stock company Date of reason commencement: 24.06.2004	-	
Novikiv Nickolay Valentinovich Residence: Ekaterinbourg, Russia Reason: Member of the Board of Directors (supervision committee) of the Joint stock company Date of reason commencement: 24.06.2004	-	-
Parkhomuk Olga Viktorovna Residence: Krasnoyarsk, Russia Reason: Member of the Board of Directors (supervision committee) of the Joint stock company Date of reason commencement: 24.06.2004	-	-
Platonov Vladimir Yurievich Residence: Moscow, Russia Reason: Member of the Board of Directors (supervision committee) of the Joint stock company Date of reason commencement: 24.06.2004	-	-
Khromov Vladimir Yurievich Residence: Moscow, Russia Reason: Member of the Board of Directors (supervision committee) of the Joint stock company Date of reason commencement: 24.06.2004	-	-
Shumilov Alexander Alexandrovich residence: Bor, Nizhegorodskaya region, Russia Reason: Member of the Board of Directors	-	-

(supervision committee) of the Joint stock company Date of reason commencement: 24.06.2004		
Grebennikov Alexey Antonovich Residence: Kemerovo, Russia Reason: Member of Corporate executive body of the Joint stock company Date of reason commencement: 30.09.2002	-	-
Gretsingher Yury Alexandrovich Residence: Kemerovo, Russia Reason: Member of Corporate executive body of the Joint stock company Date of reason commencement:10.03.2004	-	-
Erofeev Alexander Kuprianovich Residence: : Kemerovo, Russia Reason: Member of Corporate executive body of the Joint stock company Date of reason commencement:30.09.2002	-	-
Ivanov Boris Ivanovich Residence: Kemerovo, Russia Reason: Member of Corporate executive body of the Joint stock company Date of reason commencement: 30.09.2002	-	-
Lavrov Alexander Mikhailovich Residence: Kemerovo, Russia Reason: Member of Corporate executive body of the Joint stock company Date of reason commencement:10.03.2004	-	-
Mikhailov Sergey Nickolaevich Residence: Kemerovo, Russia Reason: Member of Corporate executive body of the Joint stock company Date of reason commencement:30.09.2002 Sole executive body of the joint stock company Date of reason commencement:21.06.2002	-	-
Petrov Leonid Prokhorovich Residence: Kemerovo, Russia Reason: Member of Corporate executive body of the Joint stock company Date of reason commencement:14.05.2004	-	-
Firm name: ZAO "Heat networks" Location: №2, Kutuzov str., Mysky, Kemerovo region, 652840 Postal address: №2, Kutuzov str., Mysky, Kemerovo region, 652840 Reason: Legal entity is a member of group of persons to whom the joint stock company belongs Reason owing to which the person is a member of group of persons to which the joint stock company belongs: natural persons fulfilling the duties in the JSC "Kuzbassenergo" compose more than 50% of the structure of the Board of Directors of this legal entity. Date of reason commencement:13.04.2004	-	-
Firm name: Russian Open Joint Stock Company of energetics and electrification "UES of Russia" Location: № 101, build. 3, Vernadskogo prospect, Moscow, 119526 Postal address: № 101, build. 3, Vernadskogo prospect, Moscow, 119526	297020200	49.00%

Reason: Person has right to dispose of more than 20% of voting stocks of the joint stock company. Date of reason commencement: 30.12.1993 Reason: Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC RAO "UES of Russia" more than 50% of the structure of the Board of Directors of the JSC "Kuzbassenergo" were elected 21.06.2002, 02.06.2003 Date of reason commencement:24.06.2004		
Firm name: Closed Joint Stock Company "Autotransport company "Kuzbassenergo" Location: 4, Stantsionnaya str., Kemerovo, 650006, Russia Postal address: 4, Stantsionnaya str., Kemerovo, 650006, Russia Reason: Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person. Date of reason commencement:30.04.2004 Reason: Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ZAO "ATP "Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.- 30.06.2004, 15.12.2004 Date of reason commencement: 15.12.2004	-	-
Firm name : Closed Joint Stock Company Medico Sanitary Centre "Health Centre Energetic" Location: 37, Kuzbasskaya str., Kemerovo, Russia Postal address: 37, Kuzbasskaya str., Kemerovo, Russia Reason: Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person Date of reason commencement:30.04.2004 Reason: Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ZAO MSC "Health Centre Energetic" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.- 07.07.2004, 15.12.2004 Date of reason commencement: 15.12.2004	-	-
Firm name: Limited liability company "Bill Centre Kuzbassenergo" Location: 30, Kuznetsky prospect, Kemerovo, 650620, Russia Postal address: 12, N. Ostrovsky str., Kemerovo, 650099, Russia Reason: Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person Date of reason commencement: 20.08.1999	-	-

Reason: Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: Ltd. "Bill Centre Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity.- 12.11.2003, 02.04.2004 Date of reason commencement: 02.04.2004		
Firm name: Limited liability company "Sbytenergo" Location: 14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, 652417, Russia Postal address: 14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, 652417, Russia Reason: Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person Date of reason commencement:21.03.2000 Reason: Person is a member of group of persons to which the joint stock company belongs . Reason owing to which the person is a member of group of persons to which the joint stock company belongs: the JSC "Kuzbassenergo" is a sole participant of this legal entity, thus the JSC "Kuzbassenergo" has right to appoint the sole executive body of this legal entity, also by offer of the JSC "Kuzbassenergo" more than 50% pf the Board of Directors of this legal entity were elected .- 23.06.2003, 30.07.2004, 15.12.2004 Date of reason commencement:15.12.2004	-	-
Firm name: Limited liability company "Supervolokno" Location: Stroygorodok, Kemerovo, Russia Postal address: UN-1612/29, Stroygorodok, Kemerovo, Russia, 650068 Reason: Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person Date of reason commencement:01.04.1994	-	-
Firm name: Open Joint Stock company "Andreevskoye" Location: Andreevsky village, Kemerovo district, Kemerovo region, Russia Postal address: Andreevsky village, Kemerovo district, Kemerovo region,652421, Russia Reason: Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity. Date of reason commencement:22.01.1997	-	-
Firm name: Open Joint Stock company "Investment – production company Vodocanal Location: 3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia Postal address: 3, Kirpichnaya str., Prokopievsk, Kemerovo region, 653000, Russia	-	-

Reason: Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity. Date of reason commencement:28.10.2001 Reason: Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC "Kuzbassenergo" more than 50% of the structure of the Board of Directors of this legal entity were elected. – 07.10.2003 Date of reason commencement:7.10.2003		
Firm name: Joint Stock Company Engineering-analytical centre "Kuzbasstekhenergo" Location: Stantsionnaya str., Kemerovo, 650099, Russia Postal address: Stantsionnaya str., Kemerovo, 650099, Russia Reason: Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity. Date of reason commencement:30.01.2004 Reason: Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC EAC "Kuzbasstekhenergo" is an affiliated company of the JSC "Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.-09.02.2004, 11.10.2004 Date of reason commencement:11.10.2004	-	-
Firm name: Open Joint Stock company "Kuzbasshydroenergostroy" Location: Krapivinsky district, Kemerovo region, Russia Postal address: №3, Nogradskaya str., Kemerovo, 650099 Reason: Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity. Date of reason commencement:22.01.1997 Reason: Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbasshydroenergostroy" is and affiliated company of the JSC "Kuzbassenergo" who is the only one shareholder of this legal entity. By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected - 23.06.2003, 17.05.2004, 15.12.2004 Date of reason commencement: 15.12.2004	-	-
Firm name: Joint Stock Company "Kuzbssetremont" Location: 1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia Postal address: 1, Nevsky str., Novokuznetsk,	-	-

Kemerovo region, 654079, Russia Reason: Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person Date of reason commencement:30.01.2004 Reason: Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbssetremont" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity. - 09.02.2004, 15.12.2004 Date of reason commencement: 15.12.2004		
Firm name: Joint Stock Company "Kuzbass energyreparing company" Location: 30, Kuznetsky prospect Kemerovo, 650099, Russia Postal address: 30, Kuznetsky prospect Kemerovo, 650099, Russia Reason: Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this legal entity Date of reason commencement:30.01.2004 Reason: Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbass energyreparing company" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity. – 31.05.2004 Date of reason commencement:31.05.2004	-	-
Firm name: Joint Stock Company "Kuzbassenergoservice" Location: 12, N. Ostrovskogo str., Kemerovo, 650099, Russia Postal address: 12, N. Ostrovskogo str., Kemerovo, 650099, Russia Reason: Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this legal entity. Date of reason commencement:31.03.2004 Reason: Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC"Kuzbassenergoservice"is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity. – 01.07.2004, 11.10.2004 Date of reason commencement:11.10.2004	-	-
Firm name: Open Joint Stock Company "Prokopievskenergo"	-	-

Location: 14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia Postal address: 14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia Reason: Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this legal entity Date of reason commencement:20.09.2000 Reason: Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected - 22.10.2003, 15.06.2004 Date of reason commencement:15.06.2004		

12G3-2(B) Exemption No.: **82-4633**

The list of affiliated persons by 31.03.2005

Affiliated person	Number of the Company's stocks owned by the person	Share in the authorized capital of the Company
Bolshakov Andrey Nickolaevich Residence: ***Moscow, Russia*** ***Reason: Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Vagner Andrey Alexandrovich Residence: ***Moscow, Russia*** ***Reason: Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	***165000***	***0.03%***
Kozhura Ruslan Viacheslavovich Residence: ***Mytishy, Moscow, region, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Mazikin Valentin Petrovich Residence: ***Leninsk-Kuznetsky, Kemerovo region, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Negomedzianov Alexander Alexandrovich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Nikiforov Nikita Viktorovich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Novikov Nickolay Valentinovich Residence: ***Ekaterinbourg, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Parkhomuk Olga Viktorovna Residence: ***Krasnoyarsk, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Platonov Vladimir Yurievich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Khromov Vladimir Yurievich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Shumilov Alexander Alexandrovich residence: ***Bor, Nizhegorodskaya region, Russia***		

Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement***: 24.06.2004***		
Grebennikov Alexey Antonovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***30.09.2002***	-	-
Gretsingher Yury Alexandrovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement:***10.03.2004***	-	-
Erofeev Alexander Kuprianovich Residence: : ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement:***30.09.2002***	-	-
Ivanov Boris Ivanovich Residence***: Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***30.09.2002***	-	-
Lavrov Alexander Mikhailovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement:***10.03.2004***	-	-
Mikhailov Sergey Nickolaevich Residence***: Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement:***30.09.2002*** ***Sole executive body of the joint stock company*** Date of reason commencement:***21.06.2002***	-	-
Petrov Leonid Prokhorovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement:***14.05.2004***	-	-
Firm name: ***ZAO "Heat networks"*** Location: ***№2, Kutuzov str., Mysky, Kemerovo region, 652840*** Postal address: ***№2, Kutuzov str., Mysky, Kemerovo region, 652840*** ***Person is a member of group of persons to which the joint stock company belongs: Natural persons fulfilling labor duties in the JSC 'Kuzbassenergo" make more than 50% of the structure of the Board of Directors of this legal entity.*** Date of reason commencement ***: 13.04.2004***	-	-
Firm name: ***Russian Open Joint Stock Company of energetics and electrification "UES of Russia"*** Location: ***№ 101, build. 3, Vernadskogo prospect, Moscow, 119526*** Postal address: ***№ 101, build. 3, Vernadskogo prospect, Moscow, 119526*** Reason: ***Person has right to dispose of more than 20% of voting stocks of the joint stock company*** Date of reason commencement: ***30.12.1993*** Reason: ***Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company***	***297020200***	***49.00%***

belongs: by offer made by JSC RAO "UES of Russia" more than 50% of the structure of the Board of Directors of the JSC "Kuzbassenergo" were elected 21.06.2002, 02.06.2003 Date of reason commencement: 24.06.2004		
Firm name: Closed Joint Stock Company "Autotransport company "Kuzbassenergo" Location: 4, Stantsionnaya str., Kemerovo, 650006, Russia Postal address: 4, Stantsionnaya str., Kemerovo, 650006, Russia Reason: Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person Date of reason commencement: 30.04.2004 Reason: Person is a member of group of persons to which the joint stock company belongs: Person is a member of group of persons to which the joint stock company belongs Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ZAO "ATP "Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity) - 30.06.2004, 15.12.2004 Date of reason commencement: 15.12.2004	-	-
Firm name : Closed Joint Stock Company Medico Sanitary Centre "Health Centre Energetic" Location: 37, Kuzbasskaya str., Kemerovo, Russia Postal address: 37, Kuzbasskaya str., Kemerovo, Russia. 650099 Reason: Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person Date of reason commencement: 30.04.2004 Person is a member of group of persons to which the joint stock company belongs. Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ZAO MSC "Health Centre Energetic" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity . - 07.07.2004; 15.12.2004 Date of reason commencement: 15.12.2004	-	-
Firm name: Limited liability company "Bill Centre Kuzbassenergo" Location: 30, Kuznetsky prospect, Kemerovo, 650620, Russia Postal address: 12, N. Ostrovsky str., Kemerovo, 650099, Russia Reason: Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person Date of reason commencement: 20.08.1999 Person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbassenergo" has right to appoint the sole executive body, 12.11.2003, 02.04.2004 Date of reason commencement: 2.04.2004.	-	-
Firm name: Limited liability company "Sbytenergo" Location: 14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, 652417, Russia Postal address: 14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, 652417, Russia Reason: Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person		

Date of reason commencement: ***21.03.2000*** Person is a member of group of persons to which the joint stock company belongs. Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ***Ltd. "Sbytenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity-23.06.2003; 30.07.2004; 15.12.2004.*** Date of reason commencement: ***15.12.2004***		
Firm name: ***Open Joint Stock company "Andreevskoye"*** Location: ***Andreevsky village, Kemerovo district, Kemerovo region, Russia*** Postal address: ***Andreevsky village, Kemerovo district, Kemerovo region,652421, Russia*** Reason: ***Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.*** Date of reason commencement:***22.01.1997***		
Firm name: ***Open Joint Stock company "Investment -production company Vodocanal*** Location: ***3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia*** Postal address: ***3, Kirpichnaya str., Prokopievsk, Kemerovo region, 653000, Russia*** Reason: ***Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.*** Date of reason commencement:***28. 10.2001*** Reason: ***Person is a member of group of persons to which the joint stock company belongs.*** Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ***by offer made by JSC "Kuzbassenergo" more than 50% of the structure of the Board of Directors of this legal entity were elected. - 07.10.2003*** Date of reason commencement:***7.10.2003***		
Firm name: ***Joint Stock Company Engineering- analytical centre "Kuzbasstekhenergo"*** Location: ***Stantsionnaya str., Kemerovo, 650099,*** Russia Postal address: ***Stantsionnaya str., Kemerovo, 650099, Russia*** Reason: ***Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.*** Date of reason commencement:***30.01.2004*** Reason: ***Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC EAC "Kuzbasstekhenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity. - 09.02.2004; 11.10.2004.*** Date of reason commencement: ***11.10.2004***		
Firm name: ***Open Joint Stock company "Kuzbasshydroenergostroy"*** Location: ***Krapivinsky district, Kemerovo region, Russia*** Postal address: ***№3, Nogradskaya str., Kemerovo, 650099*** Reason: ***Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.*** [illegible]		

Date of reason commencement: ***22.01.1997*** Reason: ***Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs. By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected - 23.06.2003, 17.05.2004; 15.12.2004.*** Date of reason commencement: ***15.12.2004***		
Firm name: ***Joint Stock Company "Kuzbassetremont"*** Location: ***1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia*** Postal address: ***1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person*** Date of reason commencement: ***30.01.2004*** Reason: ***Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbassetremont" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.- 09.02.2004; 15.12.2004.*** Date of reason commencement: ***15.12.2004***	-	-
Firm name: ***Joint Stock Company "Kuzbass energy repairing company "*** ***Location: 30, Kuznetsky prospect Kemerovo, 650099, Russia*** Postal address***: 30, Kuznetsky prospect Kemerovo, 650099, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this legal entity*** Date of reason commencement: ***30.01.2004*** Reason: ***Person is a member of group of persons to which the joint stock company belongs .*** Reason owing to which the person is a member of group of persons to which the joint stock company belongs***: JSC "Kuzbass energy repairing company" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity . By the resolution of the Board of the JSC "Kuzbassenergo" authorities of members of the Board of Directors of the JSC "Kuzbassenergoremont " were cancelled before the time, and the new Board of Directors in new composition was elected in the 31st of May 2004.*** Date of reason commencement: ***31.05.2004***	-	-
Firm name: ***Joint Stock Company "Kuzbassenergoservice"*** Location: ***12, N. Ostrovskogo str., Kemerovo, 650099, Russia*** Postal address: ***12, N. Ostrovskogo str., Kemerovo, 650099, Russia.*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this legal entity*** Date of reason commencement: ***31.03.2004*** Reason: ***Person is a member of group of persons to which the joint stock company belongs .*** Reason owing to which the person is a member of group of persons to which the joint stock company belongs***: JSC "Kuzbassenergoservice" is an affiliated company of the JSC 'Kuzbassenergo" who is the only***	-	-

shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity . - 01.07.2004; 11.10.2004. Date of reason commencement: ***11.10.2004***		
Firm name: ***Open Joint Stock Company "Prokopievskenergo"*** Location: ***14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia*** Postal address: ***14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this legal entity*** Date of reason commencement: ***20.09.2000*** Reason: ***Person is a member of group of persons to which the joint stock company belongs.*** Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ***By offer made by the JSC "Kuzbassenergo". more than 50% of this legal entity's Board of Directors were elected. 22.10.2003, 15.06.2004.*** Date of reason commencement: ***15.06.2004***		

12G3-2(B) Exemption No.: 82-4633

The list of affiliated persons by 30.06.2005

№ n/n	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Bolshakov Andrey Nickolaevich	Moscow, Russia	Member of the Board of Directors of the joint stock company	24.06.2004	0	0
2.	Vagner Andrey Alexandrovich	Moscow, Russia	Member of the Board of Directors of the joint stock company	24.06.2004	0,03	0,03
3.	Kozhura Ruslan Viacheslavovich	Mytishy, Moscow, region, Russia	Member of the Board of Directors of the joint stock company	24.06.2004	0	0
4.	Mazikin Valentin Petrovich	Leninsk-Kuznetsky, Kemerovo region, Russia	Member of the Board of Directors of the joint stock company	24.06.2004	0	0
5.	Negomedzianov Alexander Alexandrovich	Moscow, Russia	Member of the Board of Directors of the joint stock company	24.06.2004	0	0
6.	Nikiforov Nikita Valentinovich	Moscow, Russia	Member of the Board of Directors of the joint stock company	24.06.2004	0	0
7.	Novikov Nickolay Valentinovich	Ekaterinbourg, Russia	Member of the Board of Directors of the joint stock company	24.06.2004	0	0
8.	Parkhomuk Olga Viktorovna	Krasnoyarsk, Russia	Member of the Board of Directors of the joint stock company	24.06.2004	0	0
9.	Platonov Vladimir Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	24.06.2004	0	0
10.	Hromov Sergey Leonidovich	Moscow, Russia	Member of the Board of Directors of the joint stock company	24.06.2004	0	0
11.	Shumilov Alexander Alexandrovich	Bor, Nizhegorodskaya oblast, Russia	Member of the Board of Directors of the joint stock company	24.06.2004	0	0
12.	Grebennikov Alexey Antonovich	Kemerovo, Russia	Person is a member of the corporate executive body of the joint stock company	30.09.2002	0	0
13.	Gretsingher yury Alexandrovich	Kemerovo, Russia	Person is a member of the corporate executive body of the joint stock company	10.03.2004	0	0
14.	Erofeev Alexander Kuprianovich	Kemerovo, Russia	Person is a member of the corporate executive body of the joint stock company	30.09.2002	0	0
15.	Ivanov Boris Ivanovich	Kemerovo, Russia	Person is a member of the corporate executive body of the joint stock company	30.09.2002	0	0
16.	Lavrov Alexander Mikhailovich	Kemerovo, Russia	Person is a member of the corporate executive body of the joint stock company	10.03.2004	0	0

17.	Mikhailov Sergey Nickolaevich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002		
			Sole executive body of the joint stock company	21.06.2002	0	0
18.	Petrov Leonid Prokhorovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	14.05.2004	0	0
19.	ZAO "Heat networks"	2, Kutuzov str., Mysky, Kemerovo region, 652840	Person is a member of group of persons to which the joint stock company belongs: Natural persons fulfilling labor duties in the JSC "Kuzbassenergo" make more than 50% of the structure of the Board of Directors of this legal entity).	13.04.2004	0	0
20.	Russian Joint Stock Company of energetics and electrification "UES of Russia"	№ 101, build. 3, Vernadskogo prospect, Moscow, 119526	Person has right to dispose of more than 20% of voting stocks of the joint stock company	30.12.1993		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC RAO "UES of Russia" more than 50% of the structure of the Board of Directors of the JSC "Kuzbassenergo" 21.06.2002, 02.06.2003)	24.06.2004	49	49
21.	Closed Joint Stock Company "Autotransport company "Kuzbassenergo"	4, Stantsionnaya str., Kemerovo, 650006, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	30.04.2004		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ZAO "ATP "Kuzbassenergo" is an affiliated company of the JSC "Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity) - 30.06.2004).	15.12.2004	0	0
22.	Closed Joint Stock Company Medico Sanitary Centre "Health Centre Energetic"	37, Kuzbasskaya str., Kemerovo, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	30.04.2004	0	0

			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ZAO MSC "Health Centre Energetic" is an affiliated company of the JSC "Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity . - 07.07.2004).	15.12.2004		
23.	Limited liability company "Bill Centre Kuzbassenergo"	30, Kuznetsky prospect, Kemerovo, 650620, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	20.08.1999		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: Ltd. "Bill Centre Kuzbassenergo" is an affiliated company of the JSC "Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity- 12.11.2003).	02.04.2004	0	0
24.	Limited liability company "Sbytenergo"	14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, 652417, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	21.03.2000		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: Ltd. "Sbytenergo" is an affiliated company of the JSC "Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity-23.06.2003, 30.07.2004).	15.12.2004	0	0
25.	Joint Stock Company "Andreevskoye"	Andreevsky village, Kemerovo district, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	22.01.1997	0	0

26.	Open Joint Stock company "Investment –production company Vodocanal"	3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	28.10.2001		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC "Kuzbassenergo" more than 50% of the structure of the Board of Directors of this legal entity were elected).	07.10.2003	0	0
27.	Joint Stock Company Engineering- analytical centre "Kuzbasstechenergo"	17, Stantsionnaya str., Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	30.01.2004		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC EAC "Kuzbasstechenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity - 09.02.2004)	11.10.2004	0	0
28.	Open Joint Stock company "Kuzbasshydroenergostroy"	Krapivinsky district, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	22.01.1997		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbasshydroenergostroy" is and affiliated company of the JSC "Kuzbassenergo" who is the only one shareholder of this legal entity. By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected - 23.06.2003, 17.05.2004).	15.12.2004	0	0

29.	Joint Stock Company "Kuzbssetremont"	1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	30.01.2004		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbssetremont" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity - 09.02.2004).	15.12.2004	0	0
30.	Joint Stock Company "Kuzbass energyreparing company",	30, Kuznetsky prospect Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	30.01.2004		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbass energyreparing company" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.)	31.05.2004	0	0
31.	Joint Stock Company "Kuzbassenergoservice"	12, N. Ostrovskogo str., Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	31.03.2004		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbassenergoservice"" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity).-01.07.2004) .	11.10.2004	0	0

32.	Open Joint Stock Company "Prokopievskenergo"	14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	20.09.2000		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected - 22.10.2003).	15.06.2004	0	0

LIST OF AFFILIATED PEROSN BY 07.07.2005

II. Changes in the list of affiliated persons occurred during the period since 30.06.2005 till 07.07.2005

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	By the resolution of the annual general meeting of shareholders of the JSC "Kuzbassenergo" from 27.06.2005 a new body of the Board of Directors was elected.	04.07.2005	07.07.2005

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Negomedzianov Alexander Alexandrovich	Moscow, Russia	Person is a member of the Board of Directors of the Company	24.06.2004	0	0

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7

1.	Negomedzianov Alexander Alexandrovich	Moscow, Russia	Person is not and affiliated person	27.06.2005	-	-

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Nikiforov Nikita Viktorovich	Moscow, Russia	Person is a member of the Board of Directors of the Company	24.06.2004	0	0

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Nikiforov Nikita Viktorovich	Moscow, Russia	Person is not and affiliated person	27.06.2005	-	-

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7

1.	Novikov Nickolay Valentinovich	Ekaterinbourg, Russia	Person is a member of the Board of Directors of the Company	24.06.2004	0	0

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Novikov Nickolay Valentinovich	Ekaterinbourg, Russia	Person is not and affiliated person	27.06.2005	-	-

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Parkhomuk Olga Viktorovna	Krasnoyarsk, Russia	Person is a member of the Board of Directors of the Company	24.06.2004	0	0

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Parkhomuk Olga Viktorovna	Krasnoyarsk, Russia	Person is not an affiliated person	27.06.2005	-	-

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Hkromov Leonid Sergeevich	Moscow, Russia	Person is a member of the Board of Directors of the Company	24.06.2004	0	0

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Hkromov Leonid Sergeevich	Moscow, Russia	Person is not an affiliated person	27.06.2005	-	-

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Eliseeva Irina Eduardovna	Россия, г. Москва	Person is not an affiliated person	-	-	-

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Eliseeva Irina Eduardovna	Moscow, Russia	Person is a member of the Board of Directors of the Company	27.06.2005	0	0

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Grehov Andrey Nickolaevich	Novosibirsk, Russia	Person is not an affiliated person	-	-	-

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Grehov Andrey Nickolaevich	Novosibirsk, Russia	Person is a member of the Board of Directors of the Company	27.06.2005	0	0

Contents of information on the affiliated person before the changes:

5

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Bychkov Mikhail Yurievich	Moscow, Russia	Is not an affiliated person	-	-	-

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Bychkov Mikhail Yurievich	Moscow, Russia	Person is a member of the Board of Directors of the Company	27.06:2005	0	–0

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Evseenkova Elena Vladimirovna	Moscow, Russia	Is not an affiliated person	-	-	-

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Evseenkova Elena Vladimirovna	Moscow, Russia	Person is a member of the Board of Directors of the Company	27.06.2005	0	0

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Shulin Maxim Igorevich	Ekaterinbourg, Russia	Is not an affiliated person	-	-	-

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Shulin Maxim Igorevich	Ekaterinbourg, Russia	Person is a member of the Board of Directors of the Company	27.06.2005	0	0

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Joint Stock Company " Andreevskoye"	Andreevsky village, Kemerovo district, Kemerovo region, Russia	Person has right to dispose of more than 20% of total number of votes falling to the voting stocks	22.01.1997	0	0

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Joint Stock Company " Andreevskoye"	Andreevsky village, Kemerovo district, Kemerovo region, Russia	The company was liquidated according to the resolution of the Kemerovo regional Arbitrage (case № A-27-2844/1999-4 dd. 14.04.2005). Record on the State registration of legal entity caused by its liquidation was made in the Unique State Register of legal entities according to the court resolution.	13.05.2005	-	-

The list of affiliated persons by 30.09.2005 г.

№ п/п	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company, %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Bolshakov Andrey Nickolaevich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
2.	Bychkov Mikhail Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
3.	Vagner Andrey Alexandrovich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0,03	0,03
4.	Grekhov Andrey Nickolaevich	Novosibirsk, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
5.	Evseenkova Elena Vladimirovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
6.	Eliseeva Irina Eduardovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
7.	Kozhura Ruslan Viacheslavovich	Mytishy, Moscow, region, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
8.	Mazikin Valentin Petrovich	Leninsk-Kuznetsky, Kemerovo region, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
9.	Platonov Vladimir Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
10.	Shulin Maxim Igorevich	Ekaterinbourg, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
11.	Shumilov Alexander Alexandrovich	Bor, Nizhegorodskaya oblast, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
12.	Grebennikov Alexey Antonovich	Kemerovo, Russia	Лицо является членом коллегиального исполнительного аппарата акционерного общества	30.09.2002	0	0
13.	Gretsingher yury Alexandrovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	10.03.2004	0	0
14.	Erofeev Alexander Kuprianovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0
15.	Ivanov Boris Ivanovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0
16.	Lavrov Alexander Mikhailovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	10.03.2004	0	0
17.	Mikhailov Sergey Nickolaevich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0

			Sole executive body of the joint stock company	21.06.2002		
18.	Petrov Leonid Prokhorovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	14.05.2004	0	0
19.	ZAO "Kuzbassenergosviaz"	Kemerovo, Russia	Person is a member of group to which the joint stock company belongs (reasons owing to which the person is a member of group of persons to which the joint stock company belongs: natural persons fulfilling the duties in the JSC "Kuzbassenergo" compose more than 50% of the structure of the Board of Directors of this legal entity).	08.06.2005	0	0
20.	Russian Open Joint Stock Company of energetics and electrification "UES of Russia"	№ 101, build. 3, Vernadskogo prospect, Moscow, 119526	Person has right to dispose of more than 20% of voting stocks of the joint stock company Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC RAO "UES of Russia" more than 50% of the structure of the Board of Directors of the JSC "Kuzbassenergo" 21.06.2002, 02.06.2003, 24.06.2004).	30.12.1993 27.06.2005	49	49
21.	Closed Joint Stock Company "Autotransport company "Kuzbassenergo"	4, Stantsionnaya str., Kemerovo, 650006, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	30.04.2004	0	0

			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ZAO "ATP "Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity .- 30.06.2004, 15.12.2004).	30.05.2005		
22.	Closed Joint Stock Company Medico Sanitary Centre "Health Centre Energetic"	37, Kuzbasskaya str., Kemerovo, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	30.04.2004		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ZAO "ATP "Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity)-07.07.2004, 15.12.2004).	06.06.2005	0	0
23.	Limited liability company "Bill Centre Kuzbassenergo"	30, Kuznetsky prospect, Kemerovo, 650620, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	20.08.1999	0	0

			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: Ltd. "Bill Centre Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity- 12.11.2003. 02.04.2004)	30.05.2005		
24.	Limited liability company "Sbytenergo"	14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, 652417, *Russia*	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the *authorized (pooled capital)* of this person.	21.03.2000	0	0
			Лицо принадлежит к той Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: Ltd. "Sbytenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity - 23.06.2003, 30.07.2004, 15.12.2004).	30.05.2005		
25.	Open Joint Stock company "Investment –production company Vodocanal"	3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	28.10.2001	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC "Kuzbassenergo" more than 50% of the structure of the Board of Directors of this legal entity were elected- 07.10.2003).	09.06.2005		

26.	Joint Stock Company Engineering- analytical centre "Kuzbasstechenergo"	17, Stantsionnaya str., Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	30.01.2004		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC EAC "*Kuzbasstechenergo*" *is an* affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity - 09.02.2004, 11.10.2004).	30.05.2005	0	0
27.	Open Joint Stock company "Kuzbasshydroenergostroy"	Krapivinsky district, Kemerovo region, Russia	Joint stock company has *right to dispose of more* than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	22.01.1997	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbasshydroenergostroy" is and affiliated company of the JSC "Kuzbassenergo" who is the only one shareholder of this legal entity. By offer made by the JSC "Kuzbassenergo" more than 50% of this legal *entity's Board of Directors* were elected- 23.06.2003, 17.05.2004, 15.12.2005).	16.05.2005	0	0
28.	Joint Stock Company "Kuzbssetremont"	1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	30.01.2004	0	0

			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbssetremont" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity-09.02.2004, 15.12.2004).	14.06.2005		
29.	Joint Stock Company "Kuzbass energyreparing company",	30, Kuznetsky prospect Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	30.01.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbass energyreparing company" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.- 31.05.2004) .	27.06.2005		
30.	Joint Stock Company "Kuzbassenergoservice"	12, N. Ostrovskogo str., Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	31.03.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbassenergoservice"" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity-01.07.2004, 11.10.2004) .	14.06.2005		

31.	Open Joint Stock Company "Prokopievskenergo"	14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	20.09.2000	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected - 22.10.2003, 15.06.2004).	15.06.2005		

12G3-2(B) Exemption No.: **82-4633**

The list of affiliated persons as for a date of 02.12.2005.

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
2.	Resolution №1 of the Unique shareholder of the ZAO "Kuzbassenergosviaz"	15.11.2005	02.12.2005

II. Changes in the list of affiliated persons occurred during the period since 03.10.2005 till 30.11.2005

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	Making the list of persons having right to participate in the shareholders meeting	14.11.2005	02.12.2005

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Joint Stock Company "Siberian Coal and Energy company"	Moscow, Russia	Was not an affiliated person	-	-	-

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Joint Stock Company "Siberian Coal and Energy company"	Moscow, Russia	Person has right to dispose of more than 20% of total number of votes falling to the voting stocks	14.11.2005	43,47	43,47

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	ZAO "Kuzbassenergosviaz"	Kemerovo, Russia	Person is a member of group to which the joint stock company belongs (reasons owing to which the person is a member of group of persons to which the joint stock company belongs: natural persons fulfilling the duties in the JSC "Kuzbassenergo" compose more than 50% of the structure of the Board of Directors of this legal entity).	08.06.2005	0	0

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname,	Registered office of legal entity or	Reason (reasons) to	Reasons beginning	Shareholding of affiliated person in	Share of ordinary stocks of the

	name and patronymic for the affiliated person	residence of natural person (only by approbation of natural person)	be recognized as affiliated	date	the authorized capital of the joint stock company , %	joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	ZAO "Kuzbassenergosviaz"	Kemerovo, Russia	Is not an affiliated person	15.11.2005	0	0

12G3-2(B) Exemption No.: **82-4633**

THE list of affiliated persons by 31.03.2004

Affiliated person	Number of the Company's stocks owned by the person	Share in the authorized capital of the Company
Abyzov Mikhail Anatolievich Residence: ***Moscow, Russia*** ***Reason: Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement***: 2.06.2003***	-	-
Vagner Andrey Alexandrovich Residence: ***Moscow, Russia*** ***Reason: Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement***: 2.06.2003***	***165000***	***0.03%***
Kulakov Andrey Valentinovich Residence: ***Krasnoyarsk, Russia*** ***Reason: Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement***: 2.06.2003***	-	-
Mazikin Valentin Petrovich Residence: ***Leninsk-Kuznetsky, Kemerovo region, Russia*** ***Reason: Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement***: 2.06.2003***	-	-
Malofeev Konstantine Valerievich Residence: ***Pushino, Moscow region, Russia*** ***Reason: Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement***: 2.06.2003***	-	-
Mikhailov Sergey Nickolaevich Residence***: Novosibirsk, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement***: 2.06.2003*** ***Sole executive body of the joint stock company*** Date of reason commencement:***21.06.2002*** Reason: Person is a member of corporate executive body of the joint stock company. Основание: Date of reason commencement: ***30.09.2002***	-	-
Negomedzianov Alexander Alexandrovich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement***: 2.06.2003***	-	-
Ogorodnov Sergey Yurievich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement***: 2.06.2003***	-	-
Platonov Vladimir Yurievich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***2.06.2003***	-	-
Skuratov Dmitry Yurievich		

Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***2.06.2003***		
Starchenko Alexander Grigorievich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***2.06.2003***	-	-
Grebennikov Alexey Antonovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***30.09.2002***	-	-
Gretsingher Yury Alexandrovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***10.03.2004***	-	-
Erofeev Alexander Kuprianovich Residence: : ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***30.09.2002***	-	-
Ivanov Boris Ivanovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***30.09.2002***	-	-
Kozlov Evgeny Vadimovich Residence: ***654054, Novokuznetsk, Kemerovo region*** Reason: Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***10.03.2004***	-	-
Lavrov Alexander Mikhailovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***10.03.2004***	-	-
Firm name: ***Russian Open Joint Stock Company of energetics and electrification "UES of Russia"*** Location: ***№ 7, Kitaigorodsky pr., Moscow*** Postal address: ***№ 7, Kitaigorodsky pr., Moscow, 103074*** Reason: ***Person has right to dispose of more than 20% of voting stocks of the joint stock company*** Date of reason commencement: 30.12.1993 Firm name: ***Limited liability company "Bill Centre Kuzbassenergo"*** Location: ***30, Kuznetsky prospect, Kemerovo, 650620, Russia*** Postal address: ***30, Kuznetsky prospect, Kemerovo, 650620, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person*** Date of reason commencement: ***20.08.1999*** ***Person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbasdenergo" has right to appoint the sole executive body*** ***12.11.2003, 02.04.2004*** Date of reason commencement:	***297020200***	***49.00%***
Firm name: ***Limited liability company "Sbytenergo"*** Location: ***14, Severnaya str., Metallploshadka village,***		

Kemerovo district, Kemerovo region, 652417, Russia Postal address: *14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, 652417, Russia*		
Reason: *Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.* Date of reason commencement: *21.03.2000*	-	-
Firm name: *Limited liability company "Supervolokno"* Location: *Stroygorodok, Kemerovo, Russia* Postal address: *UN-1612/29, Stroygorodok, Kemerovo, Russia, 650068* Reason: *Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person* Date of reason commencement: *1.04.1994*	-	-
Firm name: *Open Joint Stock company "Andreevskoye"* Location: *Andreevsky village, Kemerovo district, Kemerovo region, Russia* Postal address: *Andreevsky village, Kemerovo district, Kemerovo region,652421, Russia* Reason: *Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.* Date of reason commencement: *22.01.1997*	-	-
Firm name: *Open Joint Stock company "Investment – production company Vodocanal* Location: *7, Artema str., Prokopievsk, 653000, Kemerovo region, Russia* Postal address: *7, Artema str., Prokopievsk, Kemerovo region, 653000, Russia* Reason: *Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.* Date of reason commencement*28.10.2001*	-	-
Firm name: *Joint Stock Company Engineering- analytical centre "Kuzbasstekhenergo"* Location: *17, Stantsionnaya str., Kemerovo, 650099, Russia* Postal address: *17, Stantsionnaya str., Kemerovo, 650099, Russia* Reason: *Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.* Date of reason commencement: *30.01.2004*	-	-
Firm name: *Open Joint Stock company "Kuzbasshydroenergostroy"* Location: *№37, Kuzbasskaya str., Kemerovo, 650099*Postal address: *№37, Kuzbasskaya str., Kemerovo, 650099* Reason: *Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.* Date of reason commencement: *22.01.1997*	-	-
Firm name: *Joint Stock Company "Kuzbassetremont"* Location: *30, Kuznetsky pr., Kemerovo, 650000, Russia* Postal address: *30, Kuznetsky pr., Kemerovo, 650000, Russia*		

Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person*** Date of reason commencement: ***30.01.2004***		
Firm name: ***Joint Stock Company "Kuzbass energy repairing company "*** ***Location: 30, Kuznetsky prospect Kemerovo, 650099, Russia*** Postal address: ***30, Kuznetsky prospect Kemerovo, 650099, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this legal entity*** Date of reason commencement: ***30.01.2004***		
Open Joint Stock Company "Prokopievskenergo" Location: ***14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia, 653000*** Postal address: ***14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia, 653000*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this legal entity*** Date of reason commencement: ***20.09.2000***		

II. Changes in the list of affiliated persons occurred during the period since 27.04.2006 till 15.06.2006

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	Sale of share of the JSC "Kuzbassenergo" in the chartered capital of the limited liability company "Bill Center Kuzbassenergo".	28.04.2006	15.06.2006

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company, %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Limited liability company "Bill Center Kuzbassenergo".	№30, Kuznetsky prospect, Kemerovo, Russian Federation 650620	Joint Stock company has right to dispose more than 20% of the total number of votes falling to the shares (investments, shares) composed the chartered (pooled) capital of this person.	20.08.1999	-	-
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: Ltd. "Bill Centre Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity).	30.05.2005		

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company, %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Limited liability company "Bill Center Kuzbassenergo".	№30, Kuznetsky prospect, Kemerovo, Russian Federation 650620	Is not an affiliated person	28.04.2006	-	-

12G3-2(B) Exemption No.: 82-4633

Approved " 04 " of August 2006
The Board of Directors of the Kuzbass open joint stock company of energetics and electrification
Minutes dd. " 04 " of August 2006 № 3/12

QUARTERLY REPORT

The Kuzbass Open Joint Stock Company of energetics and electrification

(full company name (name for not profit institution) of the Issuer)

The code of the Issuer:	0	0	0	6	4	–	A

2-nd quarter, 2006

Registered office of the Issuer: №30, Kuznetsky prospect, GSP-2, Kemerovo, Russia

Information contained in this present quarterly report is subject to disclosure in accordance with the Russian Federation legislation on securities

General director Date 03 " august 2006.	(signature)	S.N. Mikhailov
Chief accountant of the Issuer Date 03 august 2006.	(signature)	S.S. Prikhodchenko
	Seal place:	

Открытое акционерное общество энергетики и электрификации «Кузбассэнерго» * Кузбасское
ОАО "Кузбасс-энерго"

Contact person:	Leading economist of the Corporate policy department Yakovenko Natalia Alexandrovna
Telephone	(384-2)29-37-61
Fax:	(384-2)29-37-61
e-mail:	yakovenkona@kuzbe.elektra.ru
INTERNETE page where the information of the present quarterly report is to be disclose,	http://www.kuzbassenergo.ru/invest/doc/msfo/

Contents

APPENDIXES:

Preface

a) a) full company name and abbreviation of the issuer:

The Kuzbass Open Joint Stock Company of energetics and electrification, JSC "Kuzbassenergo"

б) Registered office : *№ 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia* ;

c) telephone, e-mail of the issuer: *(384-2)29-33-59;*
E-mail: *adm@kuzbe.elektra.ru*;

d) Internet page where the full text of the quarterly report of the issuer is published :

http://www.kuzbassenergo.ru/invest/doc/msfo/

e) general information on the Issuer's securities floatation (on floated securities):

Company floated the ordinary registered stocks with equal nominal value 1 (one) RUR per share in amount of 606 163 800 (six hundred six million one hundred sixty three thousand eight hundred) pieces to the total amount RUR 606 163 800 (six hundred six million one hundred sixty three thousand eight hundred rubles) at the nominal value.

By the order of the FCCB of Russia dd. 24.06.2003 №03-1210/p an unification of additional securities issues of the Kuzbass Joint Stock company of energetics and electrification was made, resulted:

the follows State registration numbers assigned to the issues of ordinary registered stocks of the Kuzbass Joint Stock Company of energetics and electrification were annulled:

39-1n-00374 dd 25.07.1994 (floatation type: closed subscription; period of floatation: 12.01.1994 - 21.01.1994; current state of the issue: floatation is finished; number of actually floated securities of the issue in accordance with the registered report on the issue results:3030819 pieces.);

39-1-00970 dd. 23.11.1995 (floatation type: distribution between the shareholders: period of floatation: : 23.11.1995 - 23.11.1995; current state of the issue : floatation is finished; number of actually floated securities of the issue in accordance with the registered report on the issue results 603132981 pieces.).

The State registration number 1-01-00064-A was assigned to the aforementioned issues of the ordinary registered stocks of the Kuzbass Joint Stock Company of energetics and electrification dd. 24, June 2003.

"This present quarterly report contains evaluation and forecast made by the authorized management bodies of the Issuer concerned the future events and /or activities, future trends for development of the economic branch where the issuer realizes its general activities, and results of the issuer 's activities including his plans, possibility of the occurrence of the definite events and of accomplishment of the definite acts. The investors should not rely fully on evaluation and forecasts of the management bodies of the issuer as the actual results of the issuer's activities may differ from the forecasted results in future because of many reasons. Acquisition of the issuer's securities is tied with some risks described in this present quarterly report".

I. Brief information about the persons forming the management body of the Issuer; bank's information; auditor; valuator and financial consultant of the

Issuer; other subscribers of this present quarterly report

1.1. Persons forming the management body of the Issuer

The Management Body of the Company is as follows:

- *General meeting of shareholders of the company which is the supreme management body of the JSC "Kuzbassenergo":*
- *The Board of Directors;*
- *Management Board;*
- *General Director.*

The Board of Directors of the JSC "Kuzbassenergo" :

Bolshakov Andrey Nickolaevich , year of birth 1955;

2. Bychkov Mikhail Yurievich, year of birth 1978;

3 Vagner Andrey Alexandrovich, year of birth 1957;

4. Grekhov Andrey Nickolaevich, year of birth 1969;

5. Evsenkova Elena Vladimirovna, year of birth 1980;

6. Eliseeva Irina Eduardovna, year of birth 1978;

7.Kozhura Ruslan Viacheslavovich, year of birth 1963;

8. Mazikin Valentin Petrovich, year of birth 1945;

9.Platonov Vladimir Yurievich, year of birth 1959 ;

10. Shulin Maxim Igorevich, year of birth 1978;

11. Shumilov Alexander Alexandrovich, year of birth 1967.

Corporate executive body is the Management Board of the JSC "Kuzbassenergo

1. *Grebennikov Alexey Antonovich, year of birth 1939.*
2. *Gretsinguer Yury Alexandrovich, year of birth 1953.*
3. *Erofeev Alexander Kuprianovich, year of birth 1959.*
4. *Ivanov Boris Ivanvich , year of birth 1960 .*
5. *Lavrov Alexander Mikhailovich, year of birth, 1950*
6. *Mikhailov Sergey Nickolaevich, year of birth 1959.*
7. *Petrov Leonid Prokhorovich, year of birth 1961.*

Sole executive body is the General Director of the JSC 'Kuzbassenergo" :

Mikhailov Sergey Nickolaevich, year of birth 1959.

1.2. Information about the issuer's bank accounts

Bank*: Joint Stock Company Joint Stock Commercial "Moscow Municipal Bank – Bank of Moscow"*
Abbreviation:JSC JSC"MMB-Bank of Moscow" Location: *№ 5-g, Nogradskaya str., Kemerovo, 650099*
INN: *7702000406.* Acc.: *40702810200530000444.*
Acc. type: ***settlement account***. BIK: *043207743.*
Corr. acc.:***30101810700000000743.***

Bank: ***Branch of the Joint Stock Company "URALSIB" in Kemerovo***

Abbreviation: ***Branch of JSC "URALSIB" in Kemerovo*** Location: № 2, Oktiabrsky pr., ***650099, Kemerovo***.
INN: *0274062111.* Acc.: *40702810100000000863.*
Acc. type: ***settlement account.*** BIK: *043207783.*
Corr. Acc.: ***30101810100000000783***

Bank: ***Commercial Bank on science-technical and social development of JSC "Sibacadembank"***
Abbreviation: FAKB KF JSC "Sibacadembank" Location: **№ 5-B, Nogradskaya str.,** ***650099, Kemerovo.***
INN: *5408117935.* Acc.: *40702810400120000152.*
Acc. type: ***settlement account.*** BIK: *043207784.*
Corr. acc.: ***30101810400000000784.***

Bank: ***Branch of the Joint Stock Company Joint Stock Commercial Bank "Moscow Delovoy Mir", Kemerovo.***

Abbreviation: Branch JSC "MDM-Bank", Kemerovo Location: *№ 137/3, Lenina prospect, 650003, Kemerovo*
INN: *7706074960.* Acc.: *40702810100120000256.*
Acc. type: ***settlement account.*** BIK: *043207791.*
Corr. acc.: ***30101810600000000791.***

Bank: ***Branch of Joint Stock Commercial Saving Bank of RF, Kemerovo branch № 8615***

Abbreviation: Branch of JS SB RF, Kemerovo Branch № 8615

Location: № 53, Oktiabrsky pr., 650066, Kemerovo INN: *7707083893.*
Acc.: ***40702810826020102640.*** Acc. type: ***settlement account.***
BIK: *043207612.* Corr. acc.:***30101810200000000612***

Bank: **Branch №4 of Joint Stock Company Bank "Zenit"**

Abbreviation: **Branch №4 of JSC Bank "Zenit"** Location: *№ 77/1, Sovetsky pr., 650099, Kemerovo*
INN: *7729405872.* Acc.: *40702810700042000005.*
Acc. type: ***settlement account.*** BIK: *043207730.*
Corr. acc.: ***30101810700000000730***

Bank: ***Branch of Joint Stock Company AKB "Moscow Dolovoy Mir"***

Abbreviation: Branch of JSC "MDM-Bank"

Location: **137/3, Lenina pr.,** ***650003,Kemerovo*** INN : *7706074960.*
Acc.: *40702810200120000392.* Acc. type: ***settlement account.***
BIK: *043207791.* Corr. acc. :
30101810600000000791.

Bank: ***Branch of Foreign Trade Bank (Joint Stock Company), Kemerovo.***

Abbreviation: Branch of JSC "Vneshtorgbank", Kemerovo. Location:*#12, N. Ostrovsky str., 650099,Kemerovo*
INN: *7702070139.*
Acc.: *40702810400430000001.*
Acc. type: ***settlement account.***
BIK: *043207756.*
Corr.acc. : *30101810700000000756.*

Bank: ***Branch "Kemerovsky"of Joint Stock Company "Alfa-Bank"***

Abbreviation: ***Branch "Kemerovsky" of JSC "Alfa-Bank"***

Location: №12 N. Ostrovsky str., 650099, Kemerovo
INN: *7728168971.*
Acc.: *40702810500320000138.*
Acc. type: ***settlement account.***
BIK: *043207745.*
Corr. acc: *30101810300000000745*

Bank: ***Branch №4207 of Vneshtorgbank Retail services (ZAO), Kemerovo.***

Abbreviation: Branch № ***4207 of ZAO "Vneshtorgbank" Retail Services, Kemerovo***
Location: 53/2, **Oktiabrsky pr., 650066, Kemerovo.**
INN: *7710353606.*
Acc: *40702810100070000201.*
Acc. type: ***settlement account.***
BIK: *043207739.*
Corr.acc. : *30101810400000000739*

1.3. Information about the issuer's auditor (auditors)

Full firm name and abbreviation: Closed Joint Stock Company ***"PricewaterhouseCoopers Audit", ZAO "PwC Audit"***.

Location*: **№52, stroienie 5 , Kosmodamianskaya nab., 115054, Moscow***
INN: *7705051102*.
Tel.*: **(095) 967-60-00***
Fax*: **(095) 967-60-01.***
e-mail: ***hrdgph@pwcglobal.com***

Information on the licence of the auditor:
License No.: ***E 000376 to render audit services***
Date of issue: ***20.05.2002***
Expire date: ***20th of May, 2007***
Issuing body: **Ministry of Finance of Russian Federation**

ZAO "PricewaterhouseCoopers Audit" does not spend any works within the limits of special auditor's checks under the contract with the JSC "Kuzbassenergo" except audit of accounting (financial) reports. There are no any close business or allied relations between the Auditor and the Company. The Company did not grant any loans to the Auditor. Auditor (authorities of the auditor) has no market share in the chartered capital of the company. The company has no information on the officials of the issuer being the officials of the auditor at the same time.

Auditor is independent of the Issuer.

Factors of the Auditor's independency: According to the art. 12 of the Federal Law "On auditing" #119 -FL dd. 07.02.2001 audit may not be fulfilled by:

1) ***the auditors being the incorporators (participants) of the auditing persons , also their managers, accountants or other persons responsible for book-keeping organization as keeping and drawing up a financial (accounting) report;***

2) *the auditors being with the incorporators (participants) of the auditing persons, their officials, accountants and other persons responsible for book-keeping organization and keeping also for drawing up a financial (accounting) report in immediate relationship (parents, wife, brothers, sisters, children, also the husband of wife's brothers, sisters, parents and children);*

3) *audit institutions, whose managers and officials are the incorporators (participants) of the auditing persons, their officials, accountants and other persons responsible for book-keeping making and keeping, as for drawing up a financial (accounting) report;*

4) *audit institutions, whose managers and other officials are in immediate relationship (parents, husband or wife, brothers and sisters, also husband and wife's parents, sisters and brothers, children) with the incorporators (participants) of the auditing persons, also their officials, accountants and other persons responsible for book-keeping making and keeping, as drawing up a financial (accounting) report;*

5) *audit institutions acting as the incorporators (participants) of the auditing persons to whom these institutions are the incorporators (participants), in relation to affiliated companies, subsidiaries and representative offices of the aforementioned auditing persons, also in relation to the companies having common incorporators (participants) with this audit institution;*

6) *audit institutions and individual auditors rendered services on book-keeping renewal and making, also on financial (accounting) report drawing up to the natural persons and legal entities, or in respect of these persons during 3 years before the current auditor's checking.*

There are no essential interests tied an auditor (officials of the auditor) with the Issuer (officials of the Issuer).
Auditor (authorities of the auditor) has no market share in the chartered capital of the company.
The Company did not grant any loans to the Auditor.
There is no immediate business relations , no family relations.
The officials of the Issuer are not the officials of the auditor.

Procedure of the Issuer's auditor elections
FL "On Joint Stock Companies" does not determine terms and order for nomination of a candidate for auditor to inscribe him in the lists for voting over the question on approval of auditor of the Company, also this law does not grant to the shareholders the right to nominate of candidate for auditor. Thus the candidate for auditor subject to approval at the annual general meeting of shareholders of the Company is determined by the Board of Directors. The General meeting of shareholders approves auditors of the company every year in accordance with the Charter of the Company .
Amount of remuneration for the auditor services shall to be determined by the Board of Directors of the company."
Auditor of the Company controls financial and economic activity of the Company in accordance with terms of legislation of Russian Federation and in accordance with the signed contract.
There are no deferred and past-due payments for rendered auditor's services.

1.4. Information about the issuer's valuator

Full firm name and abbreviation: **Closed Joint Stock Company "ENPI Consult", ZAO "ENPI Consult".**

Location: **#14, Dukhovsky pereulok, Moscow, 115191.**
Telephone/fax: ***(095) 952-1041/(095) 954-4408.***
E-mail: ***npg@npg.ru***

Information on the licenses of the valuator:

License No.: series *ЦЛСС № 000025 Code ОЦ ПР № 038336*

Date of issue: *14.07.1999*
Expire date: *4th of September, 2003*
Issuing body: **Moscow License Chamber**

License No. : **series ЦЛСС № 000025 Code ОЦ ПР № 038875**
Date of issue:*04.09.2000*
Expire date: the *4th of September, 2003*
Issuing body: **Moscow License Chamber.**

License No: 000031
Date of issue: *06.08.2001*
Expire date: *the 6th of August, 2007*
Issuing body: *Ministry of Privity of Russian Federation*

Information on evaluation services rendering (rendered) by the valuator:
Evaluation of the replacement value of a part of the fixed assets as for the date of 01.01. 2001., consulting services on a revaluation of a part of the capital assets;

Evaluation of the replacement value of a part of the fixed assets as for the date of 01.01. 2002., consulting services on a revaluation of a part of the capital assets;

Evaluation of the replacement value of a part of the fixed assets as for the date of 01.01. 2003., consulting services on a revaluation of a part of the capital assets of the Company in accordance with the with the Regulations on the accounting "The Fixed assets accounting". PBU 6/01.

Evaluation of overall replacement value of a part of the capital production assets being on the balance of the JSC "Kuzbassenergo" by the 01.01.2004., rendering of consulting services over the questions concerning a revaluation of the fixed assets in accordance with the Regulations on the accounting "The Fixed assets accounting". PBU 6/01.

Evaluation of overall replacement value of a part of the capital production assets being on the balance of the JSC "Kuzbassenergo" by the 01.01.2005., rendering of consulting services over the questions concerning a revaluation of the fixed assets in accordance with the Regulations on the accounting "The Fixed assets accounting". PBU 6/01.

Evaluation of overall replacement value of a part of the capital production assets being on the balance of the JSC "Kuzbassenergo" by the 01.01.2006., rendering of consulting services over the questions concerning a revaluation of the fixed assets in accordance with the Regulations on the accounting "The Fixed assets accounting". PBU 6/01.

Full firm name and abbreviation: *Limited Liability Company "Institute of real estate and financial activity evaluation", Ltd. "Institute of real estate and financial activity evaluation".*

Location: **№51-a, Kirov prospect, Tomsk, Tomsk region, Russia.**
telephone/fax: *(382-2)52-11-49/(382-2)52-25-61.*
E-mail: *instoc@mail.tomsknet.ru*

Information on the licenses of the valuator:

License No.: *000857*
Date of issue: *10.09.2001*
Expire date: the *10th of August, 2007*
Issuing body: ***Department on economic and evaluator's activity regulating of the Ministry on Privity of RF"***

Information on evaluation services rendering (rendered) by the valuator:
Evaluation of the market value of one ordinary stock of the JSC "Kuzbassenergo" for the purpose of purchasing in accordance with Provisions of the art. 75 of Federal Law "On Joint Stock Companies". Issuer did not enlist the valuator to the stock emission (in the year 1995.)

1.5. Information on the issuer's consultants
Financial consultants and other consultants at the securities market were not attracted by the issuer to the sock emission.

1.6. Information on the other subscribers of this present quarterly report

Chief accountant – **Prikhodchenko Svetlana Stanislavovna**
Telephone: *(384-2)29-33-58*
Fax: *(384-2)29-37-77.*

II.General information on the financial and economic situation of the issuer

2.1. *Figures of financial and economic activity of the issuer*

Figure	Calculation procedure	I quarter 2006	II quarter 2006.
Value of the net assets of the issuer, RUR	In accordance with the Order of the Ministry of Finances of Russian Federation and of Federal commission on securities market dd. 29.01.2003 №10n, 003-6/pz "On approval of a procedure of the JSC net assets cost valuation".	28 662 172 000	28 171 144 000
Relation of a sum of the debt assets to the capital and fund, %	(F.№1 L..590 + F.№1 L. 690 - F.№1 L. 650 - F.№1 L. 640)/(F.№1 L.490 + F.№1 L.650 + F.№1 L. 640)*100	17,83	19,48
Relation of a sum of the short-term liabilities to the capital and fund, %	(F.№1 L. 690 - F.№1 L. 650 - F.№1 L. 640)/(F.№1 L.490 + F.№1 L.650 + F.№1 L. 640)*100	11,87	13,19
Discharge of payments on debt service, %	(F.№2 L 190 + depreciation - dividends) / (F.№1 L. 620 + F.№1 L. 610 + F. №2. L.070)	0,42	0,01
Level of past-due debt, %	Past-due account payable / (F.№1 L.590 + F.№1 L. 690 -F.№1 L . 650)*100	0,19	0,14
Accounts receivable turnover, times	F. №2 L. 010 / (F. №1 L. 230 + F. №1 L. 240 - F. №1 L. 244)	2,31	2,00
Dividend's share in profit, %	Dividends on the ordinary stocks at the outcome of the year - / (net profit at the outcome of the year – dividends on the preference stocks) * 100	0	0
Labour productivity, RUR/man	F. №2 L. 010 / average number of personnel	707 301	553 174
Depreciation to the profit volume, %	Depreciation assignments / F. №2 L. 010 * 100	8,10	10,18

Amount of the net assets is the initial figure of a stability of the financial situation of the company. As a result of the financial and economic activity of the Company in the 2st quarter of the year 2006 the net assets were reduced by RUR 491 028 thousands resulted mainly by the decreasing of:
- depreciated cost of the fixed assets by RUR 390 126 thousands,
-cash balance on the settlement accounts of the Company by RUR 109 306 thousands,
- accounts receivable by RUR 281 146 thousands.
Liabilities excepted from the asset's cost increase by RUR 307 144 thousands during the period under examination.

During the 2nd quarter increasing of the Company's dependence level on the borrowed funds that shows increase of a share of the debt funds including short-term to the capital and funds.

Turnover of the accounts receivable in the 2nd quarter of the year 2006 as compare with the previous period decreased.

The past-due accounts payable reduced from 0,19% to 0,14% of all liabilities), as an early it's lower than 1%.

2.2. Market capitalization of the Issuer

Trade of the ordinary stocks of the Issuer is carried out at the following trade areas:

Full names and abbreviations of the sale organizers:

Non commercial partnership " Stock exchange "Russian trade System", NP "Stock Exchange RTS"; Joint Stock Company "Stock Exchange "Russian trade System"; JSC "Stock Exchange "RTS"; Closed Joint Stock Company "Moscow Interbank Currency Exchange", ZAO "MMVB (MICE)".

Non commercial partnership "Stock Exchange "RTS": ***ordinary stock of the JSC "Kuzbassenergo" is bargain in the system "Classic market, stocks". Ordinary stocks 23.06.1997 were included in the list of "RTS-2"; and were excluded from the list of "RTS-2" 04.01.2000 and were included in the list "Classic market; stocks" 05.01.2000.***

JSC "Stock exchange "RTS": ***Common stock of the JSC "Kuzbassenergo" is bargain in the system "Stock Exchange JSC RTS". Common stocks 04.07.2000 were included in the list of "SGK": and were excluded***

from the list "SGK" from 15.09.2002; were included in the list "Stock market of Gazprom" from 16.09.2002; were excluded from the list "Market stock of Gazprom" from 22.11.2004 and were included in the list "Exchange market of JSC RTS" from 23.11.2004.

Closed Joint Stock Company "Moscow Interbank Stock exchange": ***ordinary stock of the JSC "Kuzbassenergo" was included in the out list securities since 23.07.2003 s. There were not any bargains with the stocks in the years 2003-2004.***

Information on the market capitalization of the JSC "Kuzbassenergo" for the previous 5 years was putted in accordance with calculations of the NP "Stock Exchange Russian Trade System"" according to the Order of FSFR of Russia dd. 16.03.2005 №05-5/pz-n.

Ordinary stocks (KZBE)

Settling month	Cost over 10 the largest bargains	Period of calculation	Bargain's number for the month	Bargain's number for 3 months	Stock's number	Capitalization, USD
December 2001	0,11954	3 months	5	>= 10	606 163 800	72 460 821
December 2002	-	-	2	5	606 163 800	-
December 2003	-	-	1	1	606 163 800	-
December 2004	-	-	4	6	606 163 800	-
February 2005	-	-	4	9	606 163 800	-
March 2005	0,69854	3 months	5	>= 10	606 163 800	423 429 661
May 2005	0,68418	3 months	0	>= 10	606 163 800	414 725 149
August 2005	0,71673	3 months	2	>= 10	606 163 800	434 455 780
September 2005	0,73103	3 months	6	>= 10	606 163 800	443 123 923
November 2005	0,79821	3 months	5	>= 10	606 163 800	483 846 007
December 2005	1,07519	month	>= 10	>= 10	606 163 800	651 741 256

Note: Data was calculated on the ground of two-way-business contracted during the trade session. Information on the ground of the addressless business was used to prepare the data for the period since the 01st July 2003 till the 30th June 2004

The market capitalization of the Issuer in the II quarter of the year 2006 according to the data of the JSC "Stock Exchange "Russian Trade System" amounted RUR 34 145 346 271, 67. Market value per one ordinary stock of the JSC "Kuzbassenergo" as for a date of the 30 of June of the year 2006 (last for the 90 trade days) amounted RUR 56, 33023.

2.3. Issuer's liabilities.

2.3.1. Account payable

Account payable by the 30.06.2006

Accounts payable	Date of payment

	under 1 year	above 1 year
Accounts payable to the suppliers and contractors, RUR	561 322 000	1 111 324 000
including the past-due, RUR	5 893 000	0
Accounts payable to the personnel of the company, RUR	31 910 000	0
including the past-due, RUR	0	0
Accounts payable to the budget and the State Off-budget funds, RUR	633 806 000	19 607 000
including the past-due, RUR	1 533 000	0
Credits, RUR	1 600 918 000	0
including the past-due, RUR	0	0
Loans, total, RUR.	10 000 000	0
including the past-due, RUR.	0	0
including bonded debts, RUR	0	0
including the past-due bonded debts, RUR	0	0
Other accounts payable, RUR	697 294 000	0
including the past-due, RUR	744 000	0
Total, RUR	**3 535 250 000**	**1 130 931 000**
including the past-due, RUR	8 170 000	0

Accounts payable (including the credits and loans) of the JSC "Kuzbassenergo" for the II quarter of the year 2006 as compare with the previous period reduced by RUR 2 393 thousands, including:

- *long-term liabilities reduced by RUR 130 044 thousands (Agreement on the order of liabilities extinction № 70001/1349 dd. 02.03.2006 was concluded between the JSC "Kuzbassenergo" and Ltd. "Trade House", in accordance with this agreement a schedule of extinction and a sum of debt were revised);*
- *credits and loans increased as compare with the previous period by RUR 227 139 thousands,*
- *short-term accounts payable as compare with the previous period reduced by RUR 102 527 thousands, including:*

- to the suppliers and contractors by 214 137 thousands roubles ;

increased as compare with the previous period by RUR 160 428 thousands, including:

- on the bills of credit rendered to discharge - by 116 850 thousands roubles,

- to the budget on the dues and fees - by 21 892 thousands roubles,

- on the advances received from the consumers - by 21 686 thousands.

The past-due accounts payable reduced by RUR 2 393 thousands, but low as before , and amounted RUR 8 070 thousands (0,14% of the total sum of liabilities) to attest the Company's ability to pay off his liabilities without heavy delay.

Creditors whose share amounts no less than 10% of the total sum of accounts payable

Full firm name of the creditor	Russian joint stock company of energetics and electrification "UES of Russia"
Abbreviation of the creditor	JSC RAO "UES of Russia"
Location:	№101, building 3, Vernadskogo prospect, Moscow, 119526

Sum of accounts payable, RUR	1 150 372 000
Size and conditions of the past-due accounts payable (percent rate, penalty provisions, fines)	0
Affiliation	Affiliated person
Market share of the Issuer in the chartered capital of the affiliated person	0 %
Share of ordinary stocks of the affiliated person owned by the Issuer	0 %
Market share of the affiliated person in the chartered capital of the Issuer	49,0 %
Share of ordinary stocks of the Issuer owned by the affiliated person	49,0 %

2.3.2. Credit history of the issuer

Figure	2001	2002	2003	2004	2005	II quarter, 2006
Value of the net assets by the end of the reporting period, RUR	16 666 809 000	20 847 542 000	24 851 878 000	24 389 890 000	27 343 343 000	28 171 144 000
Borrowed assets, total, RUR.	995 022 000	1 531 056 000	2 112 851 000	2 445 505 000	1 605 127 000	1 610 918 000
Share of the borrowed assets in the value of the net assets, %	5,97	7,34	8,50	10,03	5,87	5,72

As for situation by the 30.06.2006 the share of the borrowed assets in the value of the net assets increased up to 5,72 % (by 0,89 percent points) as compare with the 31.03.2006.

For the last five finished fiscal years (2001-2005) the Company did not make credit contracts and loan contracts, the sum of the principal debt under which amounts 5 and more percents of the net assets value.
Credit policy of the JSC "Kuzbassenergo" aims at an attraction of credit resources on more gainful terms of crediting, at a reducing of an interest rate for credit resources using. Borrowed current assets are attracted by the Company at the rate that is lower than the refinancing rate fixed by the Central Bank of RF.
Provisions on the credit policy of the Company were approved by the Board of Directors at the general meeting spent the 28 of December 2004. These Provisions determine the order of fixation of Limits of a debt position and the Limit on cost parameters of loan, the order of the control over their observance, and also measures on reduction of the Debt position according to the fixed Limits in case of their excess aimed at the financial stability and minimization of a risk of insolvency of the Company guarantying.
By the Decision of the Board of Directors dd. 05.04.2006 was decided to: "Approve an attraction by the JSC "Kuzbassenergo" in the 2st quarter of the year 2006 of the credit assets at the rate not exceeding that in 1,1 time more the rate of refinancing of the Central Bank RF against the security provided by the credit policy of the Company subject to observance of the maximum sized of a one-time loan debt over the attracted credits by the company by the 01.07.2006 in a volume no more than RUR 1 600 000 000 (One milliard and six hundred million).

There was not the bound's issue during the reporting quarter.

2.3.3. The issuer's liabilities against the third parties guarantee

There were not any liabilities of the issuer against the guarantee given to the third parties, including a pledge or a guarantee amounted not less then 5 per cent of the issuer's assets balance price during the reporting period.

2.3.4. Other liabilities of the Issuer

There are no any agreements including the bargains on term not reflected in the accounting balance and may affect essentially the Issuer's financial situation, also his liquidity, source of finance and their using conditions, activity results and expenses.

2.4. The purpose of the issue and direction of the assets using resulted to the securities floatation

The Issuer did not spent the issue aimed to the assets attraction by the way of the distribution of securities during the reporting period.

Since the moment of the State registration of the Company the Issuer carried out two issues of the securities, asking the following condition:
Report on the issue's outcome was registered.

Sequence number of the issue: 1
Category: ordinary
Form of the securities: registered
Nominal value of one ordinary stock of the issue: ***1***

Number of the securities in the issue:***3 030 819***
Total volume of the issue: ***3 030 819***

Information of the State registration of the issue:
Date of registration: ***25.07.1994***
Registration number: ***39-1n-00734***
State registration authority : Financial authorities

Floatation type: closed subscription
Period of floatation: ***since 12.01.1994 till 21.01.1994***

Current situation of the issue: floatation is finished
Number of actually distributed securities in accordance with the registered report on the issue's outcome: ***3 030 819***

Information of the State registration of the issue's outcome report:
Date of registration: ***25.10.1999***
State registration authority : FCCB of Russia

Sequence number of the issue: 2
Category: ordinary
Form of the securities: registered
Nominal value of one ordinary stock of the issue: ***1***

Number of the securities in the issue: ***603 132 981***
Total volume of the issue: ***603 132 981***
Information of the State registration of the issue:

Date of registration: *23.11.1995*
Registration number: *39-1-00970*
State registration authority : Financial authorities

Distribution type: distribution between the shareholders
Period of floatation: *since 23.11.1995 till 23.11.1995*

Current situation of the issue: floatation is finished
Number of actually distributed securities in accordance with the registered report on the issue's outcome: *603 132 981*

Information of the State registration of the issue's outcome report:
Date of registration: *27.03.1996*
State registration authority : Financial authorities

2.5. Risks concerned to the acquisition of the distributing (distributed) issuing securities

2.5.1. Branch risks

Electroenergetics was always a branch of high level of technological risks caused by the specific character of the output production and transfer to the consumer.

In spite of the good figures of a stable work of the JSC 'Kuzbassenergo" it is impossible to exclude equipment failures possibility. Thus, the task of reliable and safe supply of a solvent demand and work on the risks reducing concerned the production activity is one of the priority tasks in the power company's activity.

The Issuer did not carried out a foreign trade activity, all volume of electric and heat power realization concerned the home market. Thus there were not the risks concerned the possible change of price to the Issuer's production at the foreign markets.

The risk of nonfulfilment by the issuer of his liabilities before the owners of the issuing securities due to the branch conjuncture change is not subject of this present report because of absence of any liabilities on the dividend payment by the issuer before the owners of the preference stocks and the percents payment off and retirement of bonds The issuer had floated only the ordinary stocks.

Fuel risks proper to the power industry (fuel price and possibility of purchasing in the due volume and in time) also have vital importance. To reduce the fuel risks and to maintain a safety of power system activity the total level of fuel reserve is higher than the tasks of the JSC RAO "UES of Russia".

By the 1st of July, the total stock of coal kept at the electric plants of the JSC "Kuzbassenergo" exceeded the goal of the RAO "UES of Russia" task. The task given by the RAO "UES of Russia" on the mazhut stock was overfulfilled by 106%.

The risks of the tariff adjustment are more serious and unhandy. The tariff adjustment defines fully a profit base of business.

The policy of tariff fixing in the year 2006 is the same: there is a tariff-corridor with the strictly defined extremely maximum and extremely minimum tariff levels.

Energetics shall to keep within these limits. Due to such limitation the growth rate of tariffs as an earlier remains lower the level of inflation that may led to the dropping profit of the power company.

The tariffs don's provide the investor's interests, thus the company is of little attractive in the investing as usual.

The present tariffs are not transparent thus, an investor don't see the terms for the invested money pay back.

To reduce the risks of tariff adjustment it needs to refuse adjustment in the "Inflation minus" method and to aim to more adequacy and detailed legal and methodological base of adjustment.

The following factors may be related to the other branch risks:

- Change of structure of energy consumption at the groups of consumers from the planned at the expense of production volume reduction of a range of industrial enterprises, may lead to reduction of energy output volume in money terms.

- Bankruptcy of enterprises may lead to the impossibility to recover a debt for consummated energy.

- Decreasing of living standard of some groups of population of Kemerovo region will led inevitably to reduction of payment's level of this type of population.

Expectations of the Stock market's participants concerned to the reforming course of energy market.

2.5.2. Country and regional risks

JSC "Kuzbassenergo" is a registered in Russian Federation company carrying out its activity in Kemerovo region, thus some common changes in the State and other regional developments affect on its activity importantly.

Kemerovo region is one of the most attractive regions of the Western Siberia of Russian Federation. The rating agency "Expert RA' annually spends a rating of investment attractiveness of regions. During the last five years the Kemerovo region was assigned the rating 2B (average potential – medium risk).

In the "Researching in the relative creditworthiness of the RF subjects", made by the Rating Agency "AK&M" the Kemerovo region takes the 47th place (from the 79 researched RF Subjects) at the integrated level of relative creditworthiness of the RF subjects.

As a whole an economic and political situation in the country and in the region is stable, and any possibility of military conflicts, extraordinary situation, walkouts, change of the State and regional leaders is improbable.

As acknowledgement of a stable economic and political situation in the country was increasing of a credit rating by one step by the rating agency Moody's took place in the October 2005.

The experts accepted into consideration " very fast and important growth" of the gold and exchange currency reserves and of the stabilizing fund.

Rating of RF in the liabilities expressed in the exchange and national currency grew to the level "Baa2" from the level "Baa3". A forecast of the rating rests the same. The Mood's also increased the rating of the bonds of the national currency loan (BNCL) of the 5st, 6th and 7th trenches till the level "Baa2", the rating of the bank deposits in exchange currency till the level "Baa2". Rating of the short-term liabilities in exchange currency, short-term bank deposits, rating of the RF as the Issuer at the short term liabilities in exchange currency was increased to "P2" from "NP".

Overwhelming majority of economic factors are out of control of the Issuer.

It's impossible to guarantee that some recent tendencies of Russian economic including increasing of Gross National Product , relative stability of RUR and decreasing of the inflation rates will be kept in future. Besides global fluctuations of oil and gas prices, RUR fortification in the real term concerning USD Dollar, also some consequences of liberalization of a monetary and credit policy, and other factors may affect negatively Russian economics and business of the issuer.

Russian economics is not protected against market recessions and delay in economic development in different countries of the world. As it was in the past, financial problems or sensitive perception of the risks related to the investments in the countries with developing economy may reduce a volume of foreign investments to Russia and affect negatively Russian economics.

Ecological factors inseparably linked with general activity of the issuer as a production process, transfer and distribution of heat and electric power demands large quantity of natural sources that call environmental pollution. As significant capital investments are necessary to purchase nature-conservative equipment to remove ecological factors of risk , and payments for natural sources consumption.

There are regional risks related with reforming of JSC "Kuzbassenergo". The management of JSC "Kuzbassenergo" spend active consultations with the government of regional and city Administration over the questions of the Company's reforming to reduce such risks.

To prevent the under financing of the budget consumers the Agreements on payments for the consumed power between the Kemerovo regional Administration, Main Financial Administration of Kemerovo region, Heads of the cities and districts and JSC "Kuzbassenergo" are subscribed every month. Also the meeting in the Kemerovo regional Administration on fulfillment of the aforementioned Agreements in the presence of the Heads of the cities and districts, managers of the territorial financial authorities, managers of the housing and communal services enterprises and the city power networks are spend.

The Kemerovo regional Administration at the interdepartmental commission on power energetics reforming under the RF Government backed a project on the JSC "Kuzbassenergo" reforming in the 05.12.2005.

Risks depending on the regional geographical peculiarity, i.e.:

- *Damnification risks because of emergency situations of natural factors: periodical floods, earthquake on the territory of Kemerovo region.*
- *According to the long-term forecast made by the Ministry on Emergency Situations of Russia for the period 2006, there will be most possible such man-caused emergency situations on the territory of Kemerovo region as:*
- *man-caused conflagration (fire in buildings and constructions of social and cultural purpose). Conflagration peak in the housing sector and at the economic object is traditionally registered in winter-spring period when the total quantity of fires increases as compared with warm period by 5%, and the quantity of conflagrations increases by 40%:*
- *motor transport;*
- *mining industry.*
  - *Continuance of high probability of the accidents and emergency situation in mines is forecasted. Besides the cases of earth quaking equal to 1-2 force on the territory of region is possible because of industrial explosions in mining industry;*
  - *high probability of man-caused emergency situations due to accidents in railway transport during transporting of dangerous cargo. The reason of such emergency situation is improper conditions of approach lines to potentially dangerous enterprises, i.e. ltd. "Kemerovokhimmach", JSC "Novokuznetsk Aluminum plant", etc.*

According to the forecast of the Ministry on Emergency Situations for the winter-spring period the most probable emergency situations of man-caused nature resulting from the complex of dangerous meteorological phenomena (heavy atmospheric precipitation, force wing, sleet adhering) are forecasted in Kemerovo region.

Increasing of household fires in the private sector is forecasted because of temperature decreasing and using of electric heaters, and also wiring inflammation. Accidents in the networks of heat and water supply, outage of heating systems of buildings and constructions are possible.

The prediction of the risk of open military conflict also the risk of national emergency are minimal possible on a national level as ethnic and social tension in the region does not bear critical nature. However there is a risk of terrorist acts to fight with the security measures at the strategic objects of JSC "Kuzbassenergo" were considerably toughened.

Under the special control were took electric plants, large electric substations, pump houses, combustive-lubricating production's storages and other category objects.

Admission regime for motor transport and employees was toughened including using of manual and fixed metal detectors at the enterprises.

Artificial barriers were mounted that stop unofficial passage of motor transport on the territory of enterprises.

Car parks were transferred at the safe distance from energy object guards, also active interaction between security of JSC 'Kuzbassenergo" and Motor licensing and inspection department, duty departments of MIA and MES was organized.

Around-the-clock work for vide control and patrol were organized at the most important and the farthest object of energy system.

2.5.3. Financial risks

Variation of interest rates may affect financial and economic activity of the issuer as the enterprise uses borrowed current assets in its activity but its will not have significant effect on the financial showings of the company.

Credit policy of the issuer aimed to attraction of credit resources on more favorable credit conditions.

The company attracted borrowed current assets lower then the rate of refinancing fixed by the Central Bank RF (12%).

For the year 2005 the average percent rate of the credit resources attraction reduced from 11,9% to 9,0% of annual.

The average percent rate for the credit funds using by the Company amounted 9,92% by the 30.06.2006. Share of credits without loan guarantee was equal to 87,5% of the total amount of loan debt under the short-term credits by the 30.06.2006.

Inflation effect:

High and insufficiently forecasted inflation level not only affects negative to the gross domestic product growth rate, but also depresses an activity at the securities market: if the inflation is high the income from the securities don't compensate inflationary losses, and a suddenness of the inflation restricts sufficiently an opportunity of forecasting of the yield from investment.

Decreasing of the growth rate of prices incites the long-term investments in production, the normal functioning of economics is under restoring that in turn leads to the raising at the stock market.

Thus the moving of inflation and of the stock market is of different courses in Russia.

After the year 2001 the level of inflation in Russia become decreased. If in the year 2001 the consumer prices increased by 18,6%, then in the year 2005 this figure amounted 10,9%.

Besides, a stabilization of Russian economics has reduced his risk of the inflation level suddenness.

Common for this period decreasing trend became one of the growth factors of the stock market: in the years 2001-2005 the index RTS increased by 786% from 131 to 1126 points.

It's already the third consecutive year the growth rates of power tariffs are retarded the inflation. Fuel, building materials and equipment become lot quickly cheaper than it stipulated by the business plans of the company. The State defines the growth rate of electric power price depending on the forecasted figures of the inflation. But the problem is in the non fulfillment of the forecasted inflation. In the year 2005 the growth rates of energy tariff were fixed by the Federal Tariff Service (FTS) in the amount equal to 9,2% under the actual inflation 10, 9%. In the year 2006 by the decision of FTS the electric power tariffs grew by 7,5%, against the forecasted 8,5% (according to the forecast of the Ministry of Finance of RF the growth of the inflation in RF at the outcome of the year 2006 will be 10-11%) According to the First deputy chairman of the central Bank of Russian Federation Mr. Alexey Uliukaev the base inflation at the fist half year 2006 amounted 3,9%, that is lower by 0,4% as compare with the same period of the previous year.

The issuer does not bear any exchange rate risks as he is carrying out his activity only at the internal market.

2.5.4. Legal risks

There are no the legal risks concerned the change of exchange regulation, modification of tax legislation, change of regulations of the customs supervision and fees, modification of requirements on licensing, court practice that may affect negatively on the activity's results of the issuer also results of the current legal trials subject of participation of the issuer.

2.5.5. Risks concerned the Issuer's activity.

Risks related with the issuer's activity, i.e. the current legal trial subject to participation of the issuer (actions of the company liquidation, alienation of the company's assets, contestation of rights arisen from the licenses

or patents etc.), possible liability of the issuer against the third person's debts are absent.
The Issuer has no the risk concerned the lack of possibility to prolong the period of validity of the Issuer's license to the specified activity.
Other essential risks proper to the issuer are absent.

III. Detailed information about the issuer

3.1. Information about the issuer's establishment and development

3.1.1. Information about the issuer's company name

full company name and abbreviation:

Kuzbass Joint stock Company of energetics and electrification
(JSC «Kuzbassenergo»).

Before the privatization – Kuzbass industrial institution of energetics and electrification ("IIEE "Kuzbassenergo")

Kuzbass Open Joint Stock Company of energetics and electrification (OJSC "Kuzbassenergo")
Introduced: 30.12.1993

Kuzbass open joint stock company of energetics and electrification (JSC "Kuzbassenergo")
Introduced: 15.05.1996

3.1.2.. Information about state registration of the issuer

Date of state registration of the issuer: 30.12.1993
Number of state registration's certificate (other document ratified the state registration of the issuer): 1901
Name of registration authority: Kemerovo Administration
In accordance with Federal Law "On State registration of legal entities" the corresponding record under the state registration number 1024200678260 was made in the Uniform State Register of Legal Entities the 23rd of July 2002 (certificate: series 42 №001926135 issued by Administration of the Russian Ministry of Taxation in Kemerovo, Kemerovo region).

3.1.3. Information about the issuer's establishment and development.
The issuer was established in accordance with a privatization schedule of the Kuzbass industrial institution of energy and electrification (IIEE "Kuzbassenergo").
In pursuance of the Decrees issued by the President of the Russian Federation, i.e. № 923 dd. August, 15, 1992 « About the organization of management system of the electric-power complex of the Russian Federation during privatization », № 1334 dd. November, 3, 1992 « About realization in the electric- power industry of the Decree issued by the President of the Russian Federation dd. August, 14, 1992,
№ 922 « About features of transfer of the state enterprises, institutions, organizations of fuel and energy complex into the joint-stock companies », № 721 dd. July, 1, 1992 « About organizational measures in the transfer of the state enterprises, voluntary associations of the state enterprises into the joint-stock companies », the Committee on administration of the state property of Kemerovo region has made the Decision № 330 « On privatization and transfer of IIEE "Kuzbassenergo" into the Kuzbass open joint-stock company of energy and electrification » dd. 21.09.1993.
The Order № 345 « About registration of open joint-stock company "Kuzbassenergo" was approved by Kemerovo Administration the 30th. 12.1993.

The common purpose of the privatized companies was increasing of the efficiency of energy system of the country and transfer from the planned economic to the market relations.

JSC "Kuzbassenergo" was established for and indefinite period of time.

The main purpose of the JSC "Kuzbassenergo" activity is the profit earning.
Activities of the JSC "Kuzbassenergo" are as follows:

- *electricity and heat energy production;*
- *electricity and heat energy transmission;*
- *electricity and heat energy supply (trade) according to the fixed tariffs in accordance with the dispatcher's schedules of electric and heat demands;*

It renders the following services:
- *energy supply to energy saving enterprises;*

- *communication facilities, including telecommunications;*

It carries out:
- *capital repairs;*
- *technical reequipment;*
- *reconstruction and development of regional energy system;*
- *mounting, arrangement and repair of energy objects; electric and heat energy equipment;*
- *operability assurance of electric and heat energy networks;*
- *maintenance, mounting, repairing of boilers and buckets under pressure, steam and hot water pipelines;*
- *providing for maintenance of energy equipment in accordance with the standard requirements in force;*
- *timely and qualitative repairing of energy equipment;*
- *technical reequipment and reconstruction of energy objects;*
- *operability assurance of electric and heat energy networks;*
- *activities on maintenance of electric an heat energy networks.*

JSC "Kuzbassenergo" is one of the largest energy systems in the body of the Holding company JSC RAO "UES of Russia". Energy complex of the company is the sixth in the installed capacity and the fifth in the volume of energy output to the consumers. Quantity of power output by electric plants of JSC "Kuzbassenergo" exceeded 30% in the balance of UES of Siberia.
Mission of the company is the regular and reliable supply our consumers with heat and electric power providing production efficiency and investment appeal of the company.

3.1.4. Contact information:

Issuer's location: **№ 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia**
Telephone: ***(384-2)29-33-59***
Fax: ***(384-2)29-37-77***
e-mail:***adm@kuzbe.elektra.ru***
Web-site :***www.kuzbassenergo.ru***

Organizational structure of the executive body of JSC "Kuzbassenergo" was approved by the Order of JSC "Kuzbassenergo" №709 dd. 31.12.2003. Department on corporate management including department on corporate policy which duties include work with shareholders and investors was established due to this Order. Chief of the Department is Ms. Burdina Elena Yakovlevna, date of birth 1964., education – higher.

Location: **№ 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia**

Telephone: ***(384-2) 77-70-51***
Fax: ***(384-2)77-70-51***
e-mail: ***beya @kuzbe.elektra.ru***

Internet webpage: ***no***

3.1.5. Taxpayer identification number

INN: *4200000333*

3.1.6. Branches and representative offices of the issuer

There were not the changes in the structure of the branches and representative offices of the Issuer.

3.2. Principal economic activities of the issuer
3.2.1. Industrial affiliation of the issuer

OKVED (All-Russia classifier of types of economic activity) codes :

40.10.11 –Production of electric power by heat plants
40.10.2 – Energy transmission
40.30.2 – Steam and hot water transmission (heat energy)
51.56.4 – Wholesales of electric and heat power (without its transmission and distribution)
74.60 –Investigations and protection
74.14 – Consulting over the questions on commerce and management.

3.2.2. Principal economic activities of the issuer
The principal activities of the JSC "Kuzbassenergo" are • production, transfer and distribution of electric and heat energy

JSC "Kuzbassenergo" is a subject of natural monopoly working in the sphere of services on transmission of electric and heat energy on the territory of Kemerovo region.

Share of profit of the main activity in the total volume of profit of the JSC "Kuzbassenergo" for the II quarter 2006.

Period	II quarter 2005	I quarter 2006	II quarter 2006
Total profit, RUR thousands	4 825 352	6 686 584	5 203 308
Profit of the main activity, RUR thousands	4 141 062	6 311 076	4 798 457
Share of profit of the main activity in the total profit %	85,82	94,38	92,22

As the total profit of the Issuer it means the sum of sales proceeds, operational and extraordinary profits – according to the data of the form №2 "Profit and losses report"

Share of profit of the JSC "Kuzbassenergo" of the main activity in the II quarter 2006.

Production	Share of profit, %		
	II quarter 2005	I quarter 2006	II quarter 2006
Electric power	73,24	66,90	78,38
Heat power	12,58	27,48	13,84
Total:	85,82	94,38	92,22

In the II quarter of the year 2006 as compare with the same period of the previous year the share of profit of the electric power output increased by 5,14%, and of the heat power output by 1,26%. Main activity of the Issuer, i.e. electric and heat power production, transmission and distribution have a season nature.
It should mark that the decreasing of electric and heat power output in the summer months take place.

3.2.3. **Principal types of products (operations, services)**

Principal types of products of the JSC "Kuzbassenergo» " are of electric and heat energy.

Electric and heat power tariffs are subject to approval by the Regional energy committee 1 time a year in accordance with the Federal Law №41-FL dd. 14.04.1995

In the II quarter 2006 an average electric power rate amounted 0,71175 roubles/kwh; as an average heat power rate amounted341,222 roubles/Gcal.

Figure's name	II quarter 2005	I quarter 2006	II quarter 2006
Proceeds from the production sale (work, services), RUR			
- electric power	3 534 293 000	4 473 657 000	4 078 343 000
- heat power	606 769 000	1 837 419 000	720 114 000
Share of the aggregate proceeds volume, %			
- electric power	81,2	67,97	79,69
- heat power	13,9	27,92	14,07

Structure of the net cost of the Issuer

Outlays items	II quarter 2006
Raw materials and soft goods, %	1,8
Purchased components , prepared raw materials, %	-
Work and services of industrial nature fulfilled by the third-party firms, %	1,2
Fuel, %	42,5
Electric power, %	5,9
Remuneration of labour , %	8,0
Credit interests , %	-
Rent, %	0,1
Assignments to the social needs, %	1,8
The fixed assets depreciation, %	10,3
Taxation included in the production net cost, , %	4,5
Other outlay (explain), %	23,9
Intangible assets depreciation, %	
Remuneration of the rationalization proposals, %	
Obligatory insurance payments, %	0,6
Representative needs outlay, %	
other, %	23,3
Total: outlay on production and sale of products (work, services), (net cost) ,%	100,00
Proceeds of the products sale (works, services) ,%	115,88

Record keeping of the net cost is in accordance with the Tax Code of Russian Federation, part II dd. 05.08.2000 №117-FL and with the Accounting policy of the JSC "Kuzbassenergo" not stipulated a separate accounting at the products(work, services) types.

3.2.4. Raw materials and suppliers of the issuer.

Principal raw material used by the JSC "Kuzbassenergo" is a fuel. Kuznetsky coal and its cleaning rejects are used as the principal fuel at the power plants of JSC "Kuzbassenergo".

Fuel oil is used as starting fuel and meant for maintenance of burning during low quality coal firing, and as the principal type of fuel at the Zaiskitimskaya water-heating boiler plant.

Analysis of fuel price change

Fuel	Supplier	II quarter 2005		II quarter 2006	
		Purchase volume in natural terms, thousands ton	Price of the product unit including VAT and quality, millions RUR	Purchase volume in natural terms, thousands ton	Price of the product unit including VAT and quality, millions RUR
	JSC UC "Kuzbassrazrezugol"	1 548,68	854,01	1 732,92	1 038,77
	JSC "SUEC"	1 026,82	550,44	1 319,25	798,15
	JSC "UC "Yuzhkuzbassugol"	317,93	133,55	120,34	61,92
	ZAO "Chernigovets"	93,14	57,90	199,84	139,15
	Ltd. "OUC" (Moscow)	79,35	35,35	0,00	0,00
	Other suppliers	349,72	148,63	243,27	95,89
	TOTAL:	**3 415,64**	**1 780,48**	**3 615,62**	**2 133,88**

At the outcome of the II quarter of the year 2006 an average price per 1 ton of coal amounted 590,18 roubles. As compare with the II quarter of the year 2005 it increased by 13.2%.

Major coal suppliers are the following companies: Joint stock company "Coal company "Kuzbassrazrezugol" (Kemerovo); Open Joint stock company "Siberian coal power company" ("SUEC") (Moscow); Open Joint Stock Company "Coal company 'Yuzhkuzbassugol" (Novokuznetsk).

3.2.5. **Markets for products (work, services) of the issuer**

Power industry is practically the unique industry whose products and services consumers are all industries and private sector. There are two markets for energy distribution in Russia: wholesales and retail trade. Heat energy distribution is only at the retail market.

Kemerovo region is the principal market where the JSC "Kuzbassenergo" carries out his activity.

Kemerovo region is located in the south-east of the West Siberia at the joint of the West-Siberian plain and the mountains of the South Siberia. It is located at almost equal distance from western and eastern borders of the Russian Federation. It is in the 6th time zone.

Output of electric power to the consumers is according to the contracted "Agreements about output and using of electric power".

Composition of electric and heat power consumers at the retail market is in the table 13 stated above by an example of a scheme showing electric and heat power output.

Structure of electric and heat power output in the II st quarter 2006.

	Electric power	Heat power	Electric power +heat power

JSC "Kuzbassenergo"	Output to the ow consumers (thousands kwh)	Accrued, thousands roubles including VAT	Sale, thousand roubles including VAT	Output to the ow consumers (Gcal)	Accrued, thousands roubles including VAT	JSC "Kuzbass energo"	Output to the ow consumers (thousands kwh)	Accrued, thousands roubles including VAT
Total in power system	**5 660 880**	**4 851 392**	**4 911 475**	**15 423 747**	**25 186 614**	**45 521 836**	**5 707 979**	**6 100 938**
I. Industry	**3 850 658**	**3 623 564**	**3 618 307**	**11 092 529**	**18 334 400**	**33 045 236**	**3 955 388**	**3 961 721**
Specific weight (%)	***68,0%***	***74,7%***	***73,7%***	***71,9%***	***72,8%***	***72,6%***	***69,3%***	***64,9%***
1. Fuel, total	1 290 909	1 615 713	1 613 596	4 520 218	7 749 527	13 883 341	1 622 965	1 621 084
Specific weight (%)	*22,8%*	*33,3%*	*32,9%*	*29,3%*	*30,8%*	*30,5%*	*28,4%*	*26,6%*
2. Ferrous metallurgy	1 977 786	1 362 891	1 364 427	4 705 104	7 432 422	13 501 953	1 458 532	1 454 929
Specific weight (%)	*34,9%*	*28,1%*	*27,8%*	*30,5%*	*29,5%*	*29,7%*	*25,6%*	*23,8%*
3.Non-ferrous metallurgy	718	1 115	1 125	2 958	5 198	9 281	21 720	21 622
Specific weight (%)	*0,0%*	*0,0%*	*0,0%*	*0,0%*	*0,0%*	*0,0%*	*0,4%*	*0,4%*
4. Chemistry and petrochemistry	351 545	361 915	356 383	1 069 843	1 788 141	3 214 367	537 914	547 797
Specific weight (%)	*6,2%*	*7,5%*	*7,3%*	*6,9%*	*7,1%*	*7,1%*	*9,4%*	*9,0%*
5.Machine building and metallurgy	47 227	66 174	64 371	177 772	308 317	550 460	75 358	74 739
Specific weight (%)	*0,8%*	*1,4%*	*1,3%*	*1,2%*	*1,2%*	*1,2%*	*1,3%*	*1,2%*
6. Woodworking industry and pulp-and-paper industry	1 037	1 846	1 872	4 755	8 473	15 100	1 910	1 930
Specific weight (%)	*0,0%*	*0,0%*	*0,0%*	*0,0%*	*0,0%*	*0,0%*	*0,0%*	*0,0%*
7.Industrial building materials	127 503	141 138	143 468	412 109	696 715	1 252 292	146 712	149 186
Specific weight (%)	*2,3%*	*2,9%*	*2,9%*	*2,7%*	*2,8%*	*2,8%*	*2,6%*	*2,4%*
8. Light industry	5 647	8 349	8 283	22 279	38 911	69 473	10 647	10 540
Specific weight (%)	*0,1%*	*0,2%*	*0,2%*	*0,1%*	*0,2%*	*0,2%*	*0,2%*	*0,2%*
9.Food industry	23 204	29 381	29 518	82 103	141 002	252 623	31 380	31 515
Specific weight (%)	*0,4%*	*0,6%*	*0,6%*	*0,5%*	*0,6%*	*0,6%*	*0,5%*	*0,5%*
10.Other industrial productions	25 082	35 042	35 264	95 388	165 694	296 346	48 250	48 379
Specific weight (%)	*0,4%*	*0,7%*	*0,7%*	*0,6%*	*0,7%*	*0,7%*	*0,8%*	*0,8%*
II. Agriculture	**50 570**	**50 314**	**50 782**	**151 666**	**252 762**	**455 210**	**56 235**	**57 009**
Specific weight (%)	***0,9%***	***1,0%***	***1,0%***	***1,0%***	***1,0%***	***1,0%***	***1,0%***	***0,9%***
III. Wood industry	**416**	**467**	**559**	**1 442**	**2 468**	**4 469**	**544**	**639**
Specific weight (%)	***0,0%***	***0,0%***	***0,0%***	***0,0%***	***0,0%***	***0,0%***	***0,0%***	***0,0%***
IV. Transport and communications	**345 340**	**340 550**	**340 744**	**1 026 634**	**1 707 928**	**3 075 306**	**351 125**	**352 240**
Specific weight (%)	***6,1%***	***7,0%***	***6,9%***	***6,7%***	***6,8%***	***6,8%***	***6,2%***	***5,8%***
V. Construction	**13 411**	**20 959**	**21 677**	**56 047**	**98 683**	**176 407**	**26 102**	**27 688**
Specific weight (%)	***0,2%***	***0,4%***	***0,4%***	***0,4%***	***0,4%***	***0,4%***	***0,5%***	***0,5%***
VI. Housing and communal services	**107 549**	**143 511**	**146 778**	**397 838**	**688 127**	**1 232 743**	**596 812**	**899 475**
Specific weight (%)	***1,9%***	***3,0%***	***3,0%***	***2,6%***	***2,7%***	***2,7%***	***10,5%***	***14,7%***
VII. Population	**50 670**	**43 566**	**48 748**	**142 984**	**235 298**	**427 030**	**44 275**	**49 981**
Specific weight (%)	***0,9%***	***0,9%***	***1,0%***	***0,9%***	***0,9%***	***0,9%***	***0,8%***	***0,8%***
VIII. Other branches	**1 242 266**	**628 461**	**683 880**	**2 554 607**	**3 866 948**	**7 105 435**	**677 498**	**752 185**
Specific weight (%)	***21,9%***	***13,0%***	***13,9%***	***16,6%***	***15,4%***	***15,6%***	***11,9%***	***12,3%***
From the grand total:								
I. Enterprises and institutions sponsored by the Federal budget – total	**10 771**	**13 572**	**16 938**	**41 281**	**71 791**	**130 010**	**30 093**	**42 695**
Specific weight (%)	***0,2%***	***0,3%***	***0,3%***	***0,3%***	***0,3%***	***0,3%***	***0,5%***	***0,7%***
II. Enterprises and institutions sponsored by the local budget – total	**23 503**	**28 835**	**35 016**	**87 354**	**151 205**	**273 575**	**40 754**	**53 197**
Specific weight (%)	***0,4%***	***0,6%***	***0,7%***	***0,6%***	***0,6%***	***0,6%***	***0,7%***	***0,9%***
III. Wholesales companies resellers	**1 173 593**	**541 795**	**584 661**	**2 300 049**	**3 426 505**	**6 311 215**	**541 795**	**584 661**
Specific weight (%)	***20,7%***	***11,2%***	***11,9%***	***14,9%***	***13,6%***	***13,9%***	***9,5%***	***9,6%***

According to this table, the largest consumers of electricity and heat energy at the retail market are industrial enterprises, i.e. 68,0%.

In the industrial sector the leaders on electric power consumption are the enterprises of ferrous metallurgy, their share amounts 34,9%

In the structure of heat power output also industrial enterprises (more 71,9%) are prevail.
Enterprises of ferrous metallurgy are the leaders on heat power consumption in section of industry, their share amounts 30,5%.

Factors which may adversely affect the distribution of the Issuer's products (operations, services) and possible measures of the Issuer to reduce such impact.

1. Purchasing by the consumers of electric power at the free-trade market (hereinafter called FTM) of the wholesales energy market working on the territory of Siberia since 01.05.2005

In the II quarter of the year 2006 the following companies purchased electric power at the FTM of the wholesales energy market: Ltd. PO "Khimprom (volume of purchase – 8 639 thousands kwh), Ltd. "Topky Cement" (volume of purchase – 13 868 thousand kwh), JSC "KOKC" (volume of purchase – 3 732 thousand kwh), JSC "SUEC" (volume of purchase – 9 668 thousand kwh),JSC "Mechel-energo" (volume of purchase – 7 186 thousand kwh), Ltd. "Power sale company "Energoservice" (volume of purchase –1 685 thousand kwh).

Entrance of consumers to FTM of wholesales energy market meet the strategy of energy industry reforming and JSC "Kuzbassenergo" can not affect this tendency change.

2. Development of small generation on the territory of Kemerovo region :

Since the November of the year 2005 the JSC "Yuzhkuzbassugol" acquires a part of volume of the own consumption under the sales contract from the TETs of the Ltd. "PO Machzavod" (in the II quarter 2006 reducing of the output was 23 484 thousands kwh).

Also in the year 2006 a reconstruction of this TETs is expected that will let to the block-station to produce electric power not only in winter, but in summer also together with increasing of production volume by 20%. This fact also affects negatively to the sales volume of electric power belonging to the JSC "Kuzbassenergo".

3. Reducing of heat energy output by the JSC "Kuzbassenergo" is related with the launch of own boliler plants (water-heat boilers) at the chemical enterprises , i.e. KOAO "AZOT" Ltd. , besides the "PO TOKEM", Ltd. PO "Khimprom" are going to launch the own boiler houses in the September of the year 2006.

At the KOAO "AZOT" 3 steam boilers BEM-25/3, 9 with nominal steam capacity 25 t/h (18,75 Gcal) each were launched in august 2005, that affected heat power consumption reducing AO "AZOT" in the 2nd quarter of the year 2006 as compare with the same period of the year 2005 by 21% (75 997 Gcal).

JSC "Kuzbassenergo" has not possibility to affect this situation.

4. Insufficiency of limits and delay in financing of charges on payment of heat and electric energy for budget consumers.

To prevent such a course of events JSC "Kuzbassenergo" subscribes every month Agreements on payment s for consummated energy with Kemerovo regional Administration, General Financial Department of region, Heads of the cities and districts, included the volumes of the future charging to the budget depending consumers, and also the sums planned to be transferred for the consumed electric power to the JSC "Kuzbassenergo" by the budget of all levels.

With a view to monitor the aforementioned agreements fulfillment the meetings are spent in the Kemerovo regional Administration with an obligatory presence of the Heads of the cities and districts, managers of the territorial financial authorities, managers of the housing and communal services institutions and the city electric main lines.

3.2.6. Information about the Issuer's licenses

Number: *3668*

Date of issue: *26.12.1995*

Expiry date: ***1.01.2007***
License authority: **Ministry of communications of Russian Federation**
Type of activity: **Services of local and interzonal telecommunications**

Number: ***00927***
Date of issue: ***14.06.2001***
Expiry date: ***31.12.2006***
License authority: **Committee of natural resources on the territory of Kemerovo region**
Type of activity: **Plastic clay extraction at the Frunzensky field to ash-dump dam construction.**

Number: ***00-ЭЭ-004012 (Э)***
Date of issue: ***21.12.2004***
Expire date: ***21.12.2009***
License authority: ***Ministry of Energy of RF***
Type of activity: **Electric network maintenance.**

Number: ***39-ЭТ-001112 (К)***
Date of issue : ***07.12.2004***
Expire date: ***07.12.2009***
License authority: ***Ministry of Energy of RF***
Type of activity: **Heat power network maintenance**

Number: ***077***
Date of issue: ***14.10.1997***
Expire date: ***1.10.2008***
License authority: **Department of Federal Security Service of RD over the Kemerovo region.**
Type of activity : Works with the State Secret information

Number: ***0107***
Date of issue: ***12.03.1998***
Expire date: ***1.10.2008***
License authority: **Department of Federal Security Service of RD over the Kemerovo region**
Type of activity: **Services on the State Secret protection**

3.2.7 .Joint activities of the Issuer

The issuer does not perform any joint activities with other organizations.

3.2.8. Supplementary claims to the issuers being the joint stock investment funds, insurance or credit institutions, hypothecary agents

JSC 'Kuzbassenergo" is not a joint stock investment fund, insurance or credit institution, hypothecary agent.

3.2.9. Supplementary claims to the issuers whose major activity is a mining operations

JSC "Kuzbassenergo" does not spend a mining operations.

3.2.10. Supplementary claims to the issuers whose major activity is rendering of telecommunication

services

JSC "Kuzbassenergo" does not render of telecommunication services.

3.3. Future plans of the issuer

The major purpose of the JSC "Kuzbassenergo" fin the year 2006 will by reliable and regular electric and heat energy supply to the consumers, providing profit earning, increasing of the company's capitalization and increasing of its investment appeal during the reforming process of energy industry in Russian Federation.

Tasks of the JSC "Kuzbassenergo" in the year 2006:

1. ***reliable and regular electric and heat energy supply to the consumers of the region especially in autumn and winter periods with proper maximum load;***
2. ***fulfillment*** of ***the program of repair of the equipment of power stations, electric and heat networks;,***

3. fulfillment of the task of JSC RAO "UES of Russia" on creation of fuel reserve in the warehouses by 01.01.2007;

4. Fulfillment of the investment program of the Company.

5. Fulfillment of a Program on realization of an ecological policy of the Company for the years 2006-2008 (organizational actions; atmospheric air protection; actions aimed to achievement technical standards of emissions; protection and rational using of water resources; protection and rational using of lands; participation in the program of the Holding company RAO "UES of Russia" on ecological politics layout.

6. Fulfillment of the expenses reduction program including by way of future development of the competitive system on purchase of goods, works and services;

7. Fulfillment of the Amicable agreement's terms with the Company's creditors as a guarantee of successful reforming;

8. determination of economic based tariffs for the Company;;

9. Increasing of financial stability of the Company, decreasing of a distance between the accounts receivable and account payable.

In accordance with the program of technical development of the company for the years 2001-2011 aimed to ensure the reliable work of the plants and timely change of the used technological equipment in 2006 the Company needs:

- not to stop in searching of contracting organizations and suppliers for construction, reconstruction and technical reequipment of objects on a competitive basis;

- ***to define their priorities in forming of investment program for 2-3 years for incompleted construction objects and adoption of cardinal decisions;***
- ***to tie investment program of the Company with the sources of financing, also timely putting into operation of the objects;***

- to continuer the ash-damp dams extending and to start construction of new ash-damp dams where the reserves for slash warehousing are limited for the possible filling.

For the next 3-5 years it is necessary to fulfill the following works affecting the total power system security :

- Reconstruction and putting into operation of a turboset of st. №8 at Novokemerovskaya TETs of a type PTR-80-130(RUR 500 millions);

- Putting into operation of a turboset of st. №3 of a type R-12-29 at the Kuznetskaya TETs in 2006 to cover a deficit in extracted steam for makeup water heating and increasing of electric power output due to thermal input;

- Putting into operation of a turboset of st. №15 of a type T-115-130 at the Novo-Kemerovskaya TETs capacity 115 Mwt with investments volume equal to RUR 900 millions (including ASU TP) in 2008;

- To proceed with designing and approval of a starting complex of stem boiler of st. №5 at the Kuzbass TETS capacity 160t/h with launching in 2007;

- To replace the turbine of st. №9 of a type r-35-130 by the turbine of a type T-120-12,8 at the Kemerovo

GRES in a value of RUR 600 millions;

-To reconstruct a turboset of st. №11 and 12 on a type R-12-90/31 at the Kuznetskaya TETs in a value of RUR 200 millions;

-To reconstruct electrical filters of boilers of type TP-87 to gain standard dustiness of smoke fumes and to fulfill norms of maximum ashes emissions; to reconstruct electrical filters together with leading of ash collection to 99% at the West-Siberian TETs etc.

3.4. The Issuer's participation in industrial, bank and financial groups, holdings, trusts and associations

The Issuer does not participate in the industrial, bank and financial groups, holdings, trusts and associations.

JSC "Kuzbassenergo" is a subsidiary of Holding company RAO "UES of Russia" according to the art. 2.3. of the Articles of Association.

The Issuer is a member of the Russian sectoral union of employers of Electroenergetics (The Union RaEl).

3.5. Subsidiaries and affiliated business divisions of the issuer

JSC "Kuzbassenergo" has 10 subsidiaries.

These companies are regarded as subsidiaries according to the Civil code of Russian federation (art. 105 and 106) and Federal law "On Joint Stock Companies" (art.6).

Full company name: ***Limited liability company, OOO "Sbytenergo"***
Location: 14, Severnaya str., Metallploshadka village, 652417, Kemerovo district, Kemerovo region, Russian Federation
Issuer's share in the chartered capital of business venture: 100%
Share of business venture in the issuer's chartered capital: 0%
Core business: ***Electric and heat power distribution; maintenance, mounting, repair, transporting and manual supervision of electric and heat power;***

Eler Vladimir Fedorovich, year of birth 1956

Functions: Sole executive body of the business company (acting as general director), Chairman of the Board.
Share of the person in the issuer's chartered capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. ***Loghinov Yury Vitalievich, date of birth 1981***

Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2.Petrov Leonid Prokhorovich, date of birth 1961
Function of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3.Kuleznev Evgeny Valerievich, date of birth 1961
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
4. Ulanovskaya Elena Nickolaevna, date of birth 1976
Function of this person: Member of the Board of Directors

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Shtykov Dmitry Viktorovichm date of birth 1976
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the corporate executive body (Board):
As for the date of the 30.06.2006 there is only the Chairman of the Board in the body of the Board.

Full company name: Open Joint Stock company "Kuzbasshydroenergostroy", OAO "KHES"
Location: Krapivinsky district, Kemerovo region, Russia
Issuer's share in the chartered capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100%
Share of business venture in the issuer's chartered capital: 0%
Core business: ***building and assembly jobs in construction, reconstruction, technical reequipment, also repair of objects of industrial and civil purposes; production and trade of construction materials and constructions, items all over their range including under supervision of the bodies of Rosgortechnadzor of Russia (Russian mining engineering supervision); designing.***

Officers of the business company:
Babich Valery Petrovich, date of birth 1958
Functions of this person: External manager
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors
1.Erofeev Alexander Kuprianovich, date of birth 1959
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Kuleznev Evgeny Valerievich, date of birth 1961.
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Skorokhodov Dmitry Viktorovich, date of birth 1977
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Kovalenko Andrey Igorevich, date of birth 1980
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Ugriumov Artem Anatolievich, date of birth 1976
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Full company name: ***Joint Stock Company "Investment-production company "Vodocanal", OAO "IPC "Vodocanal"***

Location: ***3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia***
Issuer's share in the chartered capital of business venture: 74,52%
Share of the subsidiary's common stock in ownership of the issuer: 74,52%
Share of business venture in the issuer's chartered capital: 0%

Core activity: ***Water supply to consumers and wastewater intake, maintenance, current and emergency repair of external and internal ware supply systems and drainage systems; construction, mounting, balancing and commissioning and finishing works; production of production and technical purposes goods.***
Officers of the business company:
Sheiko Evgeny Alexandrovich, date of birth 1973
Functions of this person: Sole executive body
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1. Erofeev Alexander Kuprianovich, date of birth 1959
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Asadulin Radik Alexandrovich, date of birth 1963
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Kostiuk Mikhail Dmitrievich, year of birth 1952
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Mazurkova Anastasia Sergeevna, date of birth 1979
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Railian Yury Mikhailovich, date of birth 1957
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Election of the Corporate Executive Body of JSC "IPC "Vodocanal" is not provided by the Articles of Association.

Full company name; Joint Stock Company "Prokopievskenergo", JSC "Prokopievskenergo"
Location: 14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia
Issuer's share in the chartered capital of business venture: 60%
Share of the subsidiary's common stock in ownership of the issuer: 60%
Share of business venture in the issuer's chartered capital: 0%
Core activity: Electric and heat power supply to consumers by way of its purchasing, transformation, distribution, transporting and trading; repair of electric measuring items, electrical devices, electricity supply

meters; maintenance and repair of hoisting mechanism and devices; building and construction activity; transport and shipping activities and others related to transporting; creation and maintenance of filling stations; trade, intermediate and foreign activity; assistance to researching, experimental development, design, technological and promotional works.

Officers of the business company:

Riabov Vladimir Vladimirovich, date of birth 1969
Functions of this person: Sole executive body. Chairman of the Board.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. Erofeev Alexander Kuprianovich, date of birth 1959
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2.Shumoilov Alexander Alexandrovich, date of birth 1967
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Nickolaev Dmitry Nickolaevich, date of birth 1963
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Nesvitailov Vasily Fedorovich, date of birth 1957
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5.Seliverstova Tatiana Alexandrovna, date of birth 1972
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Corporate Executive Body (Board):

1. Riabova Nadezhda Semenovna, date of birth 1956. Deputy general director on personnel management and general tasks.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Belsh Svetlana Alexandrovna, date of birth 1953., chief accountant.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Sheiko Evgeny Alexandrovich, date of birth 1973, deputy general director on economic and logistics
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Kazakova Ekaterina Nickolaevna, date of birth 1979, chief of legal department
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Borisov Vladimir Petrovich, date of birth 1970, deputy general director on technical supervision and development
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
6. Kernoz Alexander Yurievich, 1958, deputy general director on electric power supply and consumer's payments
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Full company name: Joint Stock Company "Kuzbass energyreparing company", JSC "Kyzbass energyreparing company"
Location: 30, Kuznetsky prospect Kemerovo, 650099, Russia
Issuer's share in the chartered capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's chartered capital: 0%

Core activity: ***building and assembly jobs in construction, reconstruction, technical reequipment, also repair of objects of industrial and civil purposes in its full range as principal contractor and subcontractor; supervision over the quality of construction works and output of the good of building purposes including works realization under the contracts for the third parties (companies); production and trade of construction materials, constructions and items in its full range including subjected to the supervision of the Gosgortechnadzor of Russia (State mining engineering supervision of Russia); construction of the gas equipment's object, gas-regulating stations and plants, gas pipe-lines and gas equipment of industrial, agricultural and others enterprises used natural gas; mounting, repair of energy objects, electric heat power equipment and consumer's energy installations.***

Officers of the business company:
Lermontov Yury Borisovich, date of birth 1967
Functions of this person: Sole executive body.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
Personal composition of the Board of Directors:
1. Erofeev Alexander Kuprianovich, date of birth 1959
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
2. Frolov Vitaly Evgenievich, date of birth 1976
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
3. Sorokin Igor Yurievich, date of birth 1974
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
4. Bazhenova Ekaterina Alexandrovna, date of birth 1978
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
5. Taskaev Andrey Viktorovich, date of birth 1977.
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
Election of the corporate executive body of JSC "Kuzbass energyreparing company" is not provided by the Articles of Association.

Full company name: **Joint Stock Company Engineering- analytical centre "Kuzbasstechenergo"**

Location: 17, Stantsionnaya str., Kemerovo, 650099, Russia
Issuer's share in the chartered capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's chartered capital: 0%

Core activity: 40.10.41 - activity on heat power plants working capacity ;
33.20.9 – repair and maintenance of instruments , devices for control and measuring, etc.
74.30.5 - testing and analysis of mechanical and electric parameters of finished product.

Officers of the business company:
Yashinin Vladimir Borisovich, date of birth 1963 .
Functions of this person: Sole executive Body
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1. Kinzburg Biris Abramovich, date of birth 1936.
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2.Frolov Vitaly Evgenievich, date of birth 1976
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
3. Seliverstova Tatiana Alexandrovna, date of birth 1972
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
4.Kostiuk Mikhail Dmitrievich, date of birth 1952.
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Goncharov Igor Mikhailovich, date of birth 1968
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
Election of the corporate executive body of JSC Engineering- analytical centre "Kuzbasstechenergo" is not provided by the Articles of Association

Full company name: **Joint Stock Company "Kuzbassetremont" (Kuzbass network repair"), JSC "Kuzbassetremont"**
Location: 1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia
Issuer's share in the chartered capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's chartered capital: 0%

Core activity: repair of equipment, buildings and constructions of electric networks; repair of high-voltage line 0,4-20 kw; repair of buildings and constructions at the objects of electric networks; repair, testing and diagnostics of a state of equipment, buildings and constructions of electric networks; equipment mounting; mounting of buildings and constructions of electric networks; trade and supply activity.

Officers of the business company:

Efanov Igor Gennadievich, date of birth 1962.

Functions of this person: Sole executive Body
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. Antonov Yury Vitalievich, date of birth 1962.

Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: ***0,003 %.***
Share of the Issuer's common stock in ownership: ***0,003 %.***

2. Tolstikov Viktor Sergeevich, year of birth 1958

Duties of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Sorokin Igor Yurievich, date of birth 1974

Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4.Rakitina Yulia Vladimirovna, year of birth 1980

Duties of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Kostiuk Mikhail Dmitrievich, date of birth 1952

Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
Election of the corporate executive body of JSC "Kuzbassetremont" is not provided by the Articles of Association.

Full company name: **Closed Joint Stock Company " Autotransport enterprise "Kuzbassenergo", ZAO "ATP "Kuzbassenero"**
Location: ***4, Stantsionnaya str., Kemerovo, Russia 650006***
Issuer's share in the chartered capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's chartered capital: 0%
Core activity: transport and shipping services of legal entities and physical persons; technical services and repair of transport belonging to legal entities and physical persons; capital construction of industrial and social-cultural objects; designing on reconstruction of technical buildings and constructions; creation of processing plants on the good's manufacturing; wholesale and retail trade.

Officers of the business company:

Trushkov Viacheslav Leonidovich, date of birth 1969

Functions of this person: Sole executive Body, Chairman of the Board
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1. Erofeev Alexander Kuprianovich, date of birth 1959
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%
2. Ivanov Boris Ivanovich, date of birth 1960.
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
3. Goncharov Igor Mikhailovich, date of birth 1968
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
4. Kravchenko Alexey Mikhailovich, date of birth 1977
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
5.Khalmeev Takhir Kaiumovich, date of birth , 1950
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Corporate Executive Body (Board):
1. Zheludko Anatoly Maximovich, date of birth 1950, First deputy general director - technical director

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Kudriashova Tatiana Anatolievna, date of birth 1952, deputy general director on economic and finance
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Maltseva Irina Nickolaevna, date of birth 1960, chief accountant
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Ilushnikov Anatoly Kirillovich, date of birth 1948, deputy technical director on OtiPB
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Full company name: **Closed Joint Stock Company Medicosanitary Center "Health Center "Energetic"**
ZAO "MSC "Health Center "Energetic "
Location: 37, Kuzbasskaya str., Kemerovo, Russia
Issuer's share in the chartered capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's chartered capital: 0%

.. Core activity: qualified medical services including special treatment; out-patient treatment, day hospital; preventive activity; professional fitness expertise.

Officers of the business company:

Agafonova Tamara Nickolaevna, date of birth 1954
Function of this person: Sole Executive Body, Chairman of the Board
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. ***Erofeev Alexander Kuprianovich, date of birth 1959***
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

2. ***Eliseeva Irina Eduardovna, date of birth 1978***
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

3. ***Golofast Dmitry Yakovlevich, date of birth 1965***
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

4. ***Vasilieva Yulia Vladimirovna, date of birth 1979***
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

5. ***Ugriumov Artem Anatolievich, date of birth 1976***
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

Personal composition of the Corporate Executive Body (Board):

1. ***Churekova Natalia Georgievna, date of birth, deputy head doctor on medical part***

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

2. ***Kozlova Olga Agurianovna, date of birth 1963, deputy head doctor on economic***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

3. ***Elin Boris Petrovich, date of birth 1953, chief engineer***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

4. ***Gorokhova Tatiana Lvovna, date of birth 1954, chief accountant***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

Full company mane: ***Joint Stock Comapany "Kuzbassenergoservice" , JSC "Kuzbassenergoservice"***

Location: ***10, Karbolitovskaya str., Kemerovo, 650000, Russia***
Issuer's share in the chartered capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's chartered capital: 0%
Core activity: ***31.62.9 - mounting, repair and technical maintenance of other electric equipment not included in the other groups;***
74.20 - architecture activity; technical designing; exploration and geophysical works; land measuring and mapmaking works; standardization and metrology; hydrometeorology and closed branches; activity concerned a deciding a technical tasks not included in the other groups;
45.25. – production of the other construction works;
52.11. – Retail trade in especially foodstuffs (including drinks and tobacco goods) at the not specialized shops;
52.42. – Retail trade in clothes;
52.48.31. – Retail trade in household chemical goods , synthetic detergents, wall papers and floor coating;
28.11. –production of construction metalware;
63.40. – transportation of goods;
65.23.1. –capital investments in securities;
74.13.1. – researching in market opportunities;
51.50. – other wholesales trade.
Officers of the business company:
Morozov Andrey Arkadievich, date of birth 1970
Function of this person: Sole Executive Body, Chairman of the Board
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1. ***Erofeev Alexander Kuprianovich, date of birth 1959***
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%
2.Ivanov Boris Ivanovich, date of birth 1960
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

3. Rakitina Yulia Vladimirovna, date of birth 1980
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

4. Moskvin Alexey Vasilievich, date of birth 1978
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

5. Sorokin Igor Yurievich, date of birth 1974
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

Personal composition of the Corporate Executive Body (Board):

1. Kosmacheva Svetlana Fedorovna, date of birth 1974, chief of the financial department
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

2. Sobolev Evgeny Robertovich, date of birth 1968, assistant of general director on legal questions
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

3. Kovalenko Anatoly Antonovich, date of birth 1941, deputy general director on finance and economic
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

3.6. Состав, структура и стоимость основных средств эмитента, информация о планах по приобретению, замене, выбытию основных средств, а также обо всех фактах обременения основных средств эмитента

3.6.1. Composition, structure and cost of the issuer's fixed assets, information about its plans to acquire, replace, dispose of fixed assets, as well as all the facts of encumbrance of the issuer's fixed assets

3.6.1. Fixed assets

In the structure of the fixed assets the lands, buildings, machines, equipment, transport and others corresponding objects with a life time no more than 12 months are reflected.

Estate property objects on which the capital investments were finished, the corresponding initial acceptance documents were drew up, also the documents were transferred to the State registration and actually are operating now shall be accounted in the structure of the fixed assets.

The objects of the fixed assets were taken to account over the actual expenses provided by acquisition (construction).

Information on the initial cost (replacement) of the fixed assets and on the sum of the accrued depreciation.

Name of the group of the fixed assets objects	Initial (replacement) cost, RUR thousands	Sum of the accrued depreciation, RUR thousands
Reporting date: 01.07.2006 г.		
Buildings, constructions and transfer mechanisms	42 707 119	26 447 799
Machines, equipment, transport	39 760 924	9 764 050
Other	92 800	49 094
Land	566 568	-
Total:	83 127 411	56 523 767

Depreciation of the fixed assets was accrued by a linear way from the terms of actual using of these objects. Over the objects of the fixed assets accepted to accounting till the 01.01.2002, the depreciation was accrued in accordance with the Regulations adopted by the Sovmin of USSR dd. 22 of October 1990 № 1072 "On the unique norms for depreciation deductions to complete reconstruction of the fixed assets of USSR national economy".

At the objects of the fixed assets subject to accounting since 01.01.2002 the depreciation was added in accordance with the Resolution adopted by the RF Government dd.01.01.2002 №1 "on classification of the fixed assets included in the depreciation groups". The accepted terms of the useful using by the groups of the fixed assets are listed below in the Table :

Group of the fixed assets	Terms of the useful using (year's number) of the objects accepted to the balance	
	before 01.01.2002	since 01.01.2002
Buildings	100	35
Machines and equipment	8 – 15	5 – 8
Transport	7 – 10	5 – 7
Computer techniques	10	5
Other	3 - 10	2 - 5

Information on the long-term rented fixed assets
as for situation by: thousands RUR

31.12.2001	***1 785***
31.12.2002	***167 618***
31.12.2003	***150 058***
31.12.2004	***6 595***
31. 12.2005	***20 550***

The JSC "Kuzbassenergo" enlists the fixed assets revaluation services of the specialists (experts) of the independent valuator, i.e. the Closed joint stock company "ENPI CONSULT" (ZAO "ENPI CONSULT) (Tax payer code 7737017200; №15, Dukhovsky pereulok, Moscow, 113191; license № 000031 "evaluation activity" issued 06.08.2001 by the Ministry of Property of Russia).

In accordance with the technical task the revaluation of the fixed assets is carried out by the way of indexation and of direct recalculation of the complete replacement value of the fixed assets. All materials shall to be presented in form of written report, also at magnetic mediums.

Results of the fixed assets revaluation

№№	Name of the fixed assets group	Overall value before the evaluation, RUR thousands	Depreciated cost (minus depreciation)before the revaluation RUR thousands	Date of revaluation	Overall value after revaluation, RUR thousands	Depreciation value (minus depreciation)before the revaluation RUR thousands
1.	**2001**			**01.01.2001**		
	Total:	27 701 857	12 238 416		33 465 274	14 550 073
1.1.	Buildings	4 237 600	2 975 249		4 696 021	3 227 624
1.2.	Constructions	10 134 280	4 369 980		12 153 700	5 338 617
1.3.	Machine and equipment	13 134 842	4 794 369		16 415 647	5 880 344
1.4.	Transport	151 518	75 754		158 716	80 424
1.5.	Other	43 617	23 064		41 190	23 064
2.	**2002**			**01.01.2002**		
	Total:	34 359 623	14 518 224		50 685 449	19 283 383
2.1.	Buildings	4 750 914	3 225 360		7 141 895	4 450 981
2.2.	Constructions	12 378 064	5 246055		17 990 831	7 000 154
2.3.	Machine and equipment	16 994 023	5 921 276		25 221 634	7 668520
2.4.	Transport	182 374	92 730		238 369	111 989
2.5.	Other	54 248	32 803		92 720	51 739
3.	**2003**			**01.01.2003**		

	Total:	52 050 332	19 496 276		64 136 379	23 388 494
3.1.	Buildings	7 218 115	4 268 185		8 868 592	4 894 095
3.2.	Constructions	18 191 842	6 860 341		24 597 577	8 917 319
3..3.	Machine and equipment	25 748 318	7 637 601		29 785 307	8 842 368
3.4.	Transport	265 434	153 653		261 368	145 424
3.5.	Other	95 442	45 315		92 354	58 107
3.6.	Lands	531 181	531 181		531 181	531 181
4.	**2004**			**01.01.2004**		
	Total:	65 824 831	23 848 153		69 863 846	24 799 990
4.1.	Buildings	8 875 289	5 313 832		8 887 164	5 580 135
4.2.	Constructions	25 030 524	8 507 177		26 092 637	8 624 415
4.3.	Machine and equipment	30 971 768	9 275 897		33 927 102	9 841 212
4.4.	Transport	286 954	136 161		295 993	138 760
4.5.	Other	89 230	44 020		89 884	44402
4.6.	Lands	571 066	571 066		571 066	571 066
5.	**2005**			**01.01.2005**		
	Total:	70 667 657	24 174 166		76 874 461	26 850 869
5.1.	Buildings	8 956 014	5 367 920		11 463 670	6 818 797
5.2.	Constructions	26 410 663	8 531 395		30 064 100	9 730 580
5.3.	Machine and equipment	34 451 050	9 582 682		34 496 220	9 608 957
5.4.	Transport	200 576	80 311		200 576	80 311
5.5.	Other	82 936	45 440		83 477	45 806
5.6.	Lands	566 418	566 418		566 418	566 418
6.	**2006**			**01.01.2006**		
	Total:	78 929 129	27 085 100		83 023 982	27 491 892
6.1.	Buildings	11 731 495	6 875 912		11 580 495	6 856 440
6.2.	Constructions	30 747 839	9 710 913		31 300 024	10 015 475
6.3.	Machine and equipment	35 587 760	9 810 601		39 279 808	9 917 006
6.4.	Transport	207 976	77 784		207 976	77 784
6.5.	Other	87 491	43 322		89 111	58 619
6.6.	Lands	566 568	566 568		566 568	566 568

IV. Information about financial and economic activities of the issuer

4.1. Results of financial and economic activities of the issuer

4.1.1. Profit and losses

Figures charactering profitability and unprofitableness of the Issuer in the II quarter of the year 2006

Figures name	Calculation's methodic	1st quarter 2006	II quarter 2006
Proceeds, RUR	F №2 p.10	6 581 437 000	5 117 964 000
Gross profit, RUR	F. №2 p. 010 - F. №2 p. 020	1 480 116 000	122 935 000
Net profit (undistributed profit (uncovered loss), RUR	F. №2 p. 190	915 520 000	- 297 475 000
Profitability of the own capital, %	F. №2 p. 190 / (F. №1 p. 490 + F. №1 p. 640 + F. №1 p. 650 - F. №1 p. 450) x 100	3,18	- 1,06
Profitability of the assets, %	F. №2 p. 190 / F. №1 p.300x 100	2,70	- 0,88
Margin of net profit, %	F. №2 p. 190 / F. №2 p.010x 100	13,91	- 5,81
Profitability of production (sales), %	F. №2 p. 050 / F. №2 p. 010 x 100	22,46	2,31
Ratio of capital turnover	F. №2 p. 010 / (F. №1 p.300 - F.№1 p.690)x 100	0,22	0,17
Sum of the uncovered loss as for a reporting date, RUR	F. №1 p. 465 + F. №1 p. 475	0	0
Ratio of the uncovered loss at the reporting date and the balance currency	F. №1 p. 475 / F. №1 p. 300	0,00	0,00

During the reporting quarter the proceeds from sales of the commodity output, also works and services amounted RUR 5 117 964 thousands, i.e. lower by 1 463 473 thousands roubles as compare with the 1st quarter of the year 2006 due to the seasonal decreasing of power consumption.

As a result of financial and economic activity in the 2dn quarter of the year 2006 the Company got a gross profit amounted RUR 122 935 thousands against RUR 1 480 116 thousands of the previous quarter.

At the outcome of the 2nd quarter of the year 2006 the Company got a net loss amounted RUR 297 475 thousands.

As a whole during the first half year 2006 the JSC "Kuzbassenergo" got the net profit amounted RUR 618 045 thousands.

The management bodies of the Issuer regarding to the given analysis of a profitability and unprofitableness agree in their opinion.

4.1.2. Factors affecting the change of the gain amount from the sales by the issuer of goods, products, services and profit (loss) of the major activity of the issuer

Factors affecting the change of the gain amount are not presented due to its small changing during the reporting period, according to the opinion of the management bodies of the issuer.

4.2. Issuer's liquidity, adequacy of the capital and circulating assets

Figures characterizing the Issuer's liquidity in the II quarter of the year 2006.

Figure's name	Calculation's methodic	31.03. 2006.	30.06. 2006.
Own circulating assets, RUR	F. №1 L. 490 + F №1 L. 640 + F.№1 L. 650 - F. №1 L. 450 - F. №1 L. 190 - F. №1 L. 230	-980 761 000	-1 071 121 000

Ratio of the owned assets autonomy	(F. №1 L. 490 + F. №1 L. 640 +F. №1 L. 650 - F. №1 L. 450) / F. №1 L. 300	0,85	0,84
Index of the fixed asset	(F. №1 L. 190 + F. №1 L. 230) / (F. №1 L. 490 + F. №1 L. 640 + F. №1 L. 650 - F. №1 L. 450)	1,03	1,04
Ratio of the current liquidity	(F. №1 L. 290 - F. №1 L. 230) / (F. №1 L. 690 - F. №1 L. 640 - F. №1 L. 650)	1,24	1,19
Ratio of the quick liquidity	(F. №1 L. 290 - F. №1 L. 210 - F. №1 L. 220 - F. №1 L. 230) / (F. №1 L. 690 - F. №1 L. 640 - F. №1 L. 650)	0,89	0,77

At the outcome of the II quarter of the year 2006 the following changes in the ratio of liquidity took place as compare with the previous period:

- *ratio of the current liquidity characterizing the paying capacity of the Company under the complete mobilization of the circulating assets (sale of all reserves, total settle up with the debtors having a debt with a pay off term less than 1 year) amounted 1,24 by the 30.06.2006, i.e. having mobilized all circulating assets the Company will be able to pay off 100% of his short-term liabilities and 19% of the long-term;*
- *ratio of the quick (term) liquidity characterizes a paying capacity of the Company on timely payments of the debtors. Analysis of the quick liquidity ratio shows that as for a date of the 30.06.2006 the Company may pay off once 72% of his short-term liabilities provided the 100% liquidity of the short-term accounts receivable (term for paying off less than one year);*
- *ratio of the own assets autonomy defines the property share formed due to own sources (chartered, additional capital; not distributed profit etc.). A defining of a figure more than 50% the risk of creditors reduces to the minimum, i.e. having sold a half of his property formed at the cost of the owned assets the Company may pay off all his debt liabilities if even the second half containing the borrowed assets will be depreciated by any reasons. as for a date of 30.06.2006 this index was equal to 84%.*

By the 30.06.2006 a deficit of the own sources of the circulating asset's forming amounted RUR 1 071 121thousands against RUR 980 761 of the previous quarter (31.03.2006) (by 30.06.2005 a deficit of the own sources of the circulating asset's forming amounted RUR 3 206 979 thousands.).

The management bodies of the Issuer regarding the aforementioned information agree in their opinion.

4.3. Amount and structure of the issuer's capital and circulating assets

4.3.1. Amount and structure of the issuer's capital and circulating assets

a) in accordance with the Articles of Association the chartered capital amounts RUR 606 163 800 (six hundred six millions one hundred sixty three thousands and eight hundred roubles);
b) Information on forming and using of the reserve fund is shown in the paragraph 8.1.3. of this present report.

Index	II quarter 2006
a) Amount of the chartered capital, RUR	606 163 800
b) Total cost of the issuer's stock bought out by the issuer for the further resale	did not redeem
c) Amount of the capital reserves of the issuer, RUR	30 308 000
d) Amount of the additional capital, RUR	25 225 053 000
e) Amount of the unappropriated balance net proceeds, RUR – - unappropriated balance of the previous years - unappropriated balance (uncovered loss)	1 900 927 000 1 482 906 000 418 021 000

f) amount of the Issue's target investment assets, RUR	0
g) total amount of the Issuer's capital, RUR	27 762 452 000

By the 30.06.2006 the sum of the additional capital amounted RUR 25 225 052 thousands.

Additional capital may be spent by the Company to the following purposes:
-write-off the cost decreasing of the fixed assets due to their revaluation
-increase of the chartered capital
-writ-off the loss revealed at the outcome of the reporting period
- distribution between the Company's members.
Unappropriated balance of the last years consists of :
- accumulation fund (proceeds aimed to the capital investments financing; прибыль
- funds of the additional valuation wrote-off from the additional capital under the fixed asset's object retirement;
- fund of a social sphere (objects of the fixed assets of the municipal property subject to transfer);
- profit earlier aimed to replenish the own circulating assets .

The Structure of the owned capital is not changed in the II quarter of the year 2006: i.e. chartered capital, additional capital, capital reserves. The major share of the own assets falls at the additional capital(90,86%). The chartered capital is equal to 2,18%, capital reserves – 0,11% and unappropriated balance of the previous years – 5,34%.

The structure and rate of circulating assets (thous.of rub.)

CIRCULATING CAPITAL	Line's code	by 01.01.2006	by 30.06.2006
Reserve	210	1 252 923	1 244 171
Including: Store and other similar values	211	1 221 355	1 205 294
Stock on farming and fattening	212	0	0
Unaccomplished production inputs	213	0	0
Integrated products and goods for resale	214	2 736	2 101
Shipped goods	215	289	160
Future expenses	216	28 543	36 616
Other costs and resources	217	0	0
Acquired values VAT	220	762 908	319 338
Accounts receivable (outgoing expected in more than 12 months after reporting date)	230	301 794	283 320
Including: buyers and customers	231	167 187	155 551
Accounts receivable (outgoing expected in more than 12 months after reporting date)	240	1 870 240	2 279 763
Including: buyers and customers	241	650 859	787 455
Short-term investments	250	825	193 445
Cash resources	260	476 439	382 279
Other circulating capital	270	1 437	507
Total:	290	4 666 566	4 702 823

The own funds of the Company are the source of the circulating assets financing. The Company owned capital is enough for basic company recourse demand and current commitment covering. The demand provides production steadiness and sales of products.

The Company politics concerning circulating capital consists in the supply with acceptable structure and rate of the circulating assets of the Company to enhance assets liquidity. To cut down accounts receivable the work with buyers and customers is kept, bills payable and the overdue accounts receivable collection are handled.

The factors resulting in the changing of the circulating assets financing politics; assessment of chances of their forthcoming:

The following factors may influence the changing of the circulating assets financing politics:

1. *The conventional, payment and account discipline violation by customers will lead to the Society earning decrease and debts increase to creditors. In this case the issuer has to repay the bill payable due to charged borrowing costs attraction, substituting credit debts to suppliers and contractors for loan debts to banks and credit companies. According to the issuer's opinion the possibility of this factor is average.*
2. *The producing costs increasing leads to efficiency and the Company benefit volume reduce. According to the issuer's opinion the possibility of this factor is not high.*

4.3.2. The issuer's investments

The investments in accordance with PBU 4/99 "Company book-keeping" are considered to be:
- Investments in associated companies;
- Investments in limited companies;
- Investments in the other companies;
- Borrowing for more than 12 months;
- Borrowing for not more than 12 months;
- Owned shares, bought back from shareholders;
- Other investments.

The Company takes the balanced account investments into consideration .in accordance with PBU № 19/02 "Investment accounting", approved by the Ministry of Finance ban 10.12.2002 № 126.

The long-term Company investments (Balance sheet article 140) came to 329 006 936,35 rubles by 30.06.2006 (not regarding the backlog for depreciation of JSC "Kuzbasshydroenergostroy" associated company investment at the rate of 118 619 000rubles).

The long-term investments:

1. *Investments in associated companies – 446.055 rubles;*
2. *Investments in the other companies – 54.000 rubles:*
- *50.000 rubles – LLC "TEK Magazine and Kuzbass resources" (6,67%);*
- *4.000 rubles – LLP "South-West" (7,7 %);*
3. *Other investments – JSC "Novokuznetsk Aluminium factory" note of hand – 1.516 million rubles (drawn-on date "at sight, but not earlier than 06.03.2021"), got 07.02.2003 for electric power repayment.*

Investments in the securities (ordinary stocks) at the outcome of the II quarter, 2006

Full and abbreviated company brand name, its address	The date and number of the share issue registration	The amount of capital issues belonging to the issuer	Total nominal value of the issuer's share holding, thous. of rubles	Total book value of the issuer's capital issues, thous. of rubles	Investment efficiency	Current year expected loss, Thous. rubles
Join-stock company "Kuzbassghydroenergostroy", JSC "KGES", Russia, Kemerovo region, Krapivinskiy district	1-01-10487-F 06.04.2000 year RO FKCB RF in Siberian Federal district	118 619 000	118 619,0	118 619,0	Inefficient. Since 1997 100% share holding ownership there was no profits distribution. Now SDC is found to be in bankruptcy proceeding stage.	118 619,0

Join-stock company "Prokopievskenergo", JSC "Prokopievskenergo", Russia, Prokopievsk, Energeticheskaya st., 14	1-01-10934-F 31.07.2000 year RO FKCB RF in Siberian Federal district	1 938	32 300,0	19 380,0	Efficient. According to 2005 totals year the profits at the rate of 1000 rubles are to be distributed.	0
Join-stock company "Engeneering analytical centre" "Kuzbasstechenergo", JSC "Engeneering analytical centre" "Kuzbasstechenergo", 650099, Russia, Kemerovo, Stantsionnaya st., 17	1-01-11775-F 14.05.2004 year RO FKCB RF in Siberian Federal district	17 852	18 540,0	17 312,0	Efficient. According to 2005 totals year the profits at the rate of 1000 rubles are to be distributed.	0
Join-stock company "Kuzbass energy repairing company", JSC "Kuzbass energy reparing company", 650099, Russia, Kemerovo, Kuznetsky prospect, 30	1-01-11760-F 29.04.2004 year RO FKCB RF in Siberian Federal district	29 190	29 240,0	29 972,0	Efficient. According to 2005 totals year the profits at the rate of 2036 rubles are to be distributed.	0
Join-stock company "Kuzbassetremont", ZSC "Kuzbassetremont", 654079, Russia, Kemerono region, Novokuznetsk, Nevsky st., 1	1-01-11792- F 23.09.2004 year RO FKCB RF in Siberian Federal district	11 728	11 751,0	8 744,0	Efficient. The Company join stock collaboration has a strategical nature. The Company is the main contractor of repair works carried out at JSC "Kuzbassenergo" electricity supply network establishments.	0
Join-stock company "Investment-industrial company " "Vodocanal", JSC "IICVodocanal", Russia, Kemerovo region, Prokopievsk, Kirpichnaya st., 3	1-01-11253-F 12.10.2001 year RO FKCB RF in Siberian Federal district	626	42 000,0	31 300,0	Inefficient. The corporate procedures of share holding sale are planned.	31 300,0
Closed Join-stock company "Autotransport enterprise" "Kuzbassenergo", CJSC "ATE" "Kuzbassenergo", 650006, Russia, Kemerovo, Stancionnaya st., 4	1-01-25251-N 30.12.2002 year 1-01-25251-N-001D 30.04.2004 year RO FKCB RF in Siberian Federal district	164 044	5 000,0	103 834,0	Efficient. Accorging to 2005 totals year the profits at the rate of 376000 rubles are to be distributed.	0

Closed Join-stock company Medico-sanitary centre "Health centre Energetic"; JSC MSC "Health Centre Energetic" Russia, Kemerovo, Kuzbasskaya st.,37	1-01-25252-N by 30.12.2002 1-001-25252-N-001D by 02.09.2004 year RO FKCB RF in Siberian Federal district	116 745	116 745,0	114 516,0	Efficient. Accorging to 2005 totals year the profits at the rate of 384000 rubles are to be distributed.	0
Join-stock company "Kuzbassenergoservice", JSC "Kuzbassenergoservice", Russia, Kemerovo, Karbolitovskaya st., 10	1-01-24543-N by 17.07.2002 year RO FKCB RF in Siberian Federal district	500	500,0	2 298,0	Inefficient. The Company is the main contractor of repair works carried out at JSC "Kuzbassenergo" electricity supply network establishments.	0

The other investment data (the investment of the chartered capital stock of the limited liability companies) are not available because they come to less than 10 % of JSC "Kuzbassenergo" full investments by the end of 2006 second quarter.

The issuer's intangible assets

The Company exclusive rights to the trade mark are displayed in the intangible assets structure.

Intangible assets amortization is charged due to the linear device, reasoning from the following beneficial use period:

Trade mark rights – 10 years.

In the accounts the intangible assets are shown through the original cost minus amortization, saved up during the usage period.

Name of the intangible asset establishments set	Original (replacement) cost, rubles	Amortization charged amount, rubles
Reporting date: 01.07.2006		
Trade mark	4 000	3 000
Total:	4 000	3 000

The intangible assets accounting is carried out according to PBU 14/2000 "The intangible assets accounting" approved by the Ministry of Finance ban № 91 16.10.2000.

4.4. Information about the issuer's policy and expenditures in the sphere of scientific and technological progress, in respect of licenses and patents, new research and development

Account of NIOKR (Research, developmental and technological works) in the Company is carried out according to the Accounting Regulations "Account of charges on research, developmental and technological works " (PBU 17/02).
NIOKR expenses are shown in the accounting at the ass. 08 "Investments in the non-circulating assets " (p. 5 PBU 17/02).

Charges on research and development, which results are subject to the legal protection and are made out in the order established by the legislation in force (i.e. patents, certificates, other documents certifying the exclusive right of the Company on research and development's results) are received, were accounted as intangible assets (p. 4 PBU 14/2000).

Charges on research and development, which results were not made out in the provided order should be charge-off from the credit of the acc. 08 "Investments in the non- circulating assets" to the charges on ordinary activity by a linear way during the approved period (p. 11 PBU 17/02).

Research and development charge-off period is within 3 years.

Charges on research and development not given a positive result also research and development results which application was cancelled shall to be formed by the RD department of the subsidiary.

Report shall to be examined by the service of RD department of the executive body and with the technical director's authorization.

Production costs are subject to charge-off once only in composition of the extraordinary expenses of the reporting period.

Charges on research and development shall to be at the expense of the own assets.

The Charges on research and development as for a date of the 30.06.2006 amounted _______ thousands roubles.

4.3. Анализ тенденций развития в сфере основной деятельности эмитента

Overview of the new trends in the sector of the issuer's core business

Electroenergetics is one of the leading industries of Russian economic.

Russian energy is at the fourth place in the world over the installed capacities and production volumes.

All existing in the Russian electroenergetics somehow or other relates practically all industries of national economy. Together the energy power is one of the most "problem" industries.

Structural reorganization of power branch through liberalization and decontrol of potentially competitive sectors were the main tendencies for the last ten years of world power industry development.

Due to these principles, the Concept of Strategy of reforming of the Joint Stock Company "RAO UES of Russia" "5+5" was developed and created. Nowadays this Concept is realized successfully by the management body "RAO UES of Russia " also by management of regional power companies.

On July, 11, 2001 the Decision № 526 « On reforming of power industry of Russian Federation » was approved by the Government. It directs to:

1. Divide business into monopolistic and competitive components. Generation and supply should be allocated as competitive business. Thus the Federal networks (FSK), Distributive network companies (DNC), and dispatching activity (System operator) will be under supervision of the State.

2. Create a competitive energy market implied a transition of existing sales process at the directive price (FOREM - Federal Wholesale Electric Power Market) to the market pricing mechanism (creation of AMT Administrator of market trade).

Decree of the Government of RF №1040-p approved the Schedule of activities for the primary stage of reforming was adopted as development of this present Decision.

In August, 2001 the Committee on reforming has been established at Board of directors of RAO " UES of Russia ". Its composition included representatives of minority shareholders, potential investors, the State and RAO " UES of Russia ". On December, 21 the Government of Russian Federation has approved the Decision № 881 " On the criteria of transfer of the main transmission lines and objects of the power network economy to the Unique (all-Russian) power network ".

Principal facts of the year 2002 in the sphere of reforming were the following:

- adoption by the State Duma of RF in its first regarding a pack of the bills devoted to energy power reforming;

- spending of auctions of electric power in the imitation mode by the NP "ATS" together with JSC "SO-

TsDU UES";

- creation of infrastructural institutions in the branch, i.e. the Federal Network Company and the Sysop;

- preparation of a strategy for reforming of RAO "UES of Russia";

- termination of a preparatory stage of reforming of RAO "UES of Russia";

- development and adoption of the basic variant of reforming of JS-energo;

- preparation to implementation of the pilot projects of reforming of JS-energo;

- spending of the first stages of reforming of the scientific and designing complex of RAO "UES of Russia", also of energyreparing and service activities.

By the Resolution of the Government of Russian federation №226 dd. 2 of April 2002 "On the pricing regarding to electric and heat power" the new "Pricing principles" and "Regulations of the State regulation and application of the tariffs on electric and heat power in Russian Federation" were implemented. The Corporate Policy Code was approved by RAO "UES of Russia".

In September 2002 the non commercial partnership "Administrator of trade system"(NP "ATS" began auctions of electric power in imitation mode. One of the positive tendencies of the year 2002 was approaching of the tariffs to the economic valid, otherwise the level of the cross financing between the groups of consumers reduced.

The Board of Directors of RAO "UES of Russia" approved the base variant for reforming of regional energy systems, i.e. the RAO "UES of Russia" subsidiaries, also the exit of enterprises belonging to the Holding Company RAO "UES of Russia" from the non profile assets aimed to the expenses minimization relate to the ownership. The Board of Directors of RAO "UES of Russia" has approved the decision on termination of participation of RAO "UES pf Russia" in ZAO "TsDR FOREM" by way of selling of 75% holding of stock belonging to ZAO "TsDR FOREM" to the Non commercial partnership "ATS".

On the night of April, 1, 2003 the function of operative - dispatching administration of the Unified Energy System of Russia were transferred from regional dispatching administrations (RDA) of JS –energo to the regional dispatching administrations (RDA), i.e. to the subsidiaries of JSC " System operator – Central Dispatching Administration of Unified Energy System (CDA UES").

In April 2003 the pack of legislative acts on electric power reforming came into the force including such federal laws as:

- "On electric power";

- "On the features of electric power functioning during the transition period and on the modifications in some legal acts of Russian Federation, and on recognition as invalid some legal acts of Russian Federation due to adoption of Federal Law "On electric power";

- "On modifications and amendments to the Federal Law "On the Sate regulation of tariffs on electric and heat power in Russian Federation";

- "On modifications and amendments to the Federal Law "On the Natural monopoly";

- «On modifications and amendments to the second part of the Civil Code of Russian Federation";

- "On modifications of the Federal Law "On energy power saving".

Working group on modification of the Strategy of JSC RAO" UES of Russia " for the years 2003 - 2008 "5+5" created at Board of Directors of RAO " UES of Russia " has examined the Program of the Concept of the Strategy of RAO " UES of Russia " for the years 2003 - 2008" 5+5 taking into account the remarks and offers.

Thus in the free sector each manufacturer may offer up to 15 % from the fixed capacity, and each consumer can declare purchase up to 30 % from own scheduled consumption. Economic benefit of the free sector of the wholesale electric power market launching is obvious. Densities of electric power supply by heat power plants with rather low industrial expenses has increased, while the supply by "expensive" generating capacities, on the contrary reduced.

In March 2004 allocation of repairing activity was finished according to the Program on energyreparing activity of JSC "Kuzbassenergo" approved by the Design Group on reforming of energyreparing activities and creation of technological services market of JSC RAO "UES of Russia" dd. 01.07.2003.

Subsidiary named "Maghistralnye electric networks" (Main-line electric networks) was created within the activity on reforming of electric network complex on the ground of the property complex on trunk transmission lines related to the Unique national electric network.

In February 2005 the Board of Directors of RAO "UES of Russia" approved a decision on modification of the scheme of allocation of the main-line transmission lines of JS –energo. New order of electric network complex reforming provided:

1) transfer in the main-line network companies (MNC) over the divided balance of the objects of UNUS and monetary to the expenses compensation;
2) payment of stocks belonging to JSC RAO "UES of Russia" to MNC allocated under the reorganization of JS-energo in the chartered capital of JSC"FNC UES";
3) joining of MNC as its segregation from the composition of JS-energo to one MMNC "Centre", which also the others MMNC simultaneously join.

Within the electric power reforming on the territory of Siberia the competitive sector of wholesale market was created which is till now extending to the European part of Russia and Ural.
Wholesale market of electric power in Russia is divided in two sectors, i.e. regulable (the Sate fixes the tariffs) and competitive, whose participants may sell at the free price to 15% of the outputted energy.
The 1st May 2005 the competitive sector of wholesale market of electric power was launched in Siberia.
The Kuzbass energy system feature is in the fact that the JSC "Kuzbassenergo" both sell and buy electric power.
14 affiliated companies of RAO " UES of Russia " took part in the first tenders in competitive sector of the wholesale market of the electric power on the territory of Siberia. The operator of competitive sector of the wholesale market of the electric power in Siberia is the Noncommercial partnership « Administrator of trade system ».
In the 12ths of July 2005 the Board of Directors of the JSC "Kuzbassenergo" approved the substantial reforming condition contains the action's schedule on the JSC 'Kuzbassenergo" reforming, a target state of reforming and a scheme of interterritorial consolidation.

By the Order №476 dd. July, 29, 2005 the Plan-schedule of reforming was approved, defining the trends of energy system activity at reforming to the 2st half year 2005 and to the year 2006.
Evaluation of a market price of a stock of the JSC "Kuzbassenergo" as for a date of 30.06.2005 was made by the independent valuator. Price per one stock fro redemption purposes was established equal RUR 17,57.

By the resolution of the Board of Directors of JSC RAO "UES of Russia" dd. 23.12.2005 the program on reforming of JSC "Kuzbassenergo" adopted 24.06.2004 was cancelled and the new program was approved provided segregation of JSC "Western-Siberian TETs" and JSC "South-Kuzbass GRES" with proportionally stock allocation between the shareholders except 50%=1 stock subject to purchase by the JSC "Kuzbassenergo". Termination of participation in these two companies will be carried out by way of share holdings selling as united lots at the open auctions furthermore every shareholder will receive right to sell his stocks in composition of the united lots at the date of shareholders register closing.
Purchasing by JSC "Kuzbassenergo" of generating and heat network assets of JSC "Altayenergo" is provided in future.
The extraordinary general meeting of shareholders of JSC "Kuzbassenergo" took place the 30.12.2005.
Decision on reorganization of JSC "Kuzbassenergo" by way of segregation of the following objects saving the structure of the chartered capital was accepted over the voting results:

- *JSC «Kuzbassenergo – regional electric network company";*
- *JSC «Kuzbass energy supply company";*
- *JSC "Main-line electric networks "Kuzbassenergo";*
- *JSC 'Western-Siberian TETs";*
- *JSC "South-Kuzbass GRES".*

Socks of the newly creating by JSC "Kuzbassenergo" companies - (JSC «Kuzbassenergo – regional electric network company", JSC «Kuzbass energy supply company", JSC "Main-line electric networks

"Kuzbassenergo", JSC 'Western-Siberian TETs", JSC "South-Kuzbass GRES") shall be distributed between the shareholders of JSC 'Kuzbassenergo' including the shareholders who had voted against or who had not took participation in voting over the agenda on reorganization of the Company proportionally to the number of the stocks owned by them belonging to the JSC "Kuzbassenergo".

JSC "Kuzbassenergo" gets 50%+1 stock in the chartered capital of the JSC "South-Kuzbass GRES" and JSC "West-Siberian" TETs.

To the shareholders who voted against or who did not vote, it is offered to acquire the shares in the JSC "Western-Siberian TETS" and JSC "South –Kuzbass GRES" proportional to their present share in chartered capital of JSC "Kuzbassenergo".

The shareholders voting " for" the segregation of new companies, should acquire the shares proportional to their share in the chartered capital of JSC 'Kuzbassenergo" but from "rest" of chartered capitals of JSC « Western - Siberian TETs » and JSC« South - Kuzbass GRES » minus shares of JSC "Kuzbassenergo" and the shareholders voted against or not voted.

The stock of the newly creating companies not distributed among the shareholders of the Company shall be deemed as acquired by JSC "Kuzbassenergo".

The Board of directors approved a dividing balance at 30.06.2005. Preparation of the forecasted entrance balance by 30.06.2006 is started.

A project on dividing of the output power rates and a volume of the need gross receipt were prepared and submitted to the coordination to the task group in March and April of the current year , also the obligatory documents were submitted to the Not profit partnership "Trade system administrator" and Regional power committee.

Five extraordinary general meetings of shareholders of the companies segregated from the JSC 'Kuzbassenergo" took place in the 18th of May 2006 where the Charters of the companies and management bodies were approved.

Control packets of shares of the companies segregated from the JSC "Kuzbassenergo" , i.e. of the JSC "West-Siberian TETs" and JSC "South-Kuzbass GRES' will be offered for sale in the near future.

Public auctions are scheduled to start at the end of the year 2006 - beginning of the year 2007.

V. DETAILED INFORMATION ABOUT MEMBERS OF THE ISSUER'S ADMINISTRATIVE BODIES, ITS UNITS OF CONTROL OVER ITS FINANCIAL AND ECONOMIC ACTIVITIES; BRIEF INFORMATION ABOUT THE ISSUER'S PERSONNEL (EMPLOYEES)

5.1. Information about the structure and competence of the issuer's regulatory bodies

The Company's regulatory bodies are represented by: **(according to the art. 9 of the Articles of Association)**

- *General Meeting of the Company's shareholders*
- *Board of Directors*
- *Management Board*
- *General Director of the Company.*

The Company is determined by the Charter of the Company and by the internal documents , i.e.:

- *Provision on the order of preparation and conducting of General meeting of Shareholders of JSC "Kuzbassenergo" approved by the Annual General meeting of shareholders of JSC 'Kuzbassenergo" dd.*

02.06.2003.,

- *Provision on convocation and conducting of meetings spend by the Board of Directors of JSC 'Kuzbassenergo" approved by the Annual General meeting of shareholders of JSC 'Kuzbassenergo" dd. 21.06.2002, with amendments and modifications approved by the Annual General meeting of shareholders of JSC 'Kuzbassenergo" dd. 27.06.2005.*
- *Provision on the Management Board of JSC "Kuzbassenergo" approved by the Annual General meeting of shareholders of JSC 'Kuzbassenergo" dd. 21.06.2002.*

Competence of the General meeting of shareholders, of the General Director and of the Management Board is determined by the Charter of the Company approved by the Annual general meeting of shareholders dd. 21.06.2002 including the following modifications and amendments to the Charter of the Company:

- *modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 02.06.2003;*
- *modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Annual general meeting of shareholders 02.06.2003;*
- *modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 01.07.2003;*
- *modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 26.09.2003;*
- *modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 04.11. 2003;*
- *modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 30.04.2004;*
- *modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 22.06.2004;*
- *modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Annual general meeting of shareholders 24.06.2004;*
- *modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 25.03.2005*

Charter of the Company including modifications and amendments, also internal documents regulating daily activity of the issuer's authorities are shown on the Web-page of the Company: http://www.kuzbassenergo.ru/ *in paragraph "To Shareholders and investors" www.kuzbassenergo.ru/invest/doc/mandatory/doc/*

Competence of the General meeting of shareholders of JSC 'Kuzbassenergo" :
In accordance with paragraph 10.2 of the article 10 of the Articles of Association, the competence of the General meeting of shareholders includes:

1) alteration and amendment of the Company's Articles of Association or adoption of the Company's Articles of Association in a new edition;
2) reorganization of the Company;
3) liquidation of the Company, appointment of a liquidation committee and adoption of the intermediate and final liquidation balance sheets;
4) determination of number, nominal value, category (type) of the declared stocks and rights granted by these shares;
5) increase of the authorized capital of the Company through an increase of the nominal value of shares or through an additional placement of shares;
6) decrease in the authorized capital through a decrease in the nominal value of shares, through an acquisition by the Company of a part of the shares in an effort to decrease their total amount, and also through redemption of these shares acquired and bought out by the Company;
7) splitting and consolidation of the company's shares;
8) adoption of a decision on placing by the Company of bonds subject to convert into shares and others issuing securities subject to convert into shares;
9) election of members of the Board of Directors and early termination of their powers;

10) election of members of the revision committee of the Company and early termination of their powers;
11) approval of the Auditor of the Company:
12) adoption of a decision on powers transfer of the Corporate executive body to the management company (manager);
13) approval of annual reports, annual accounting statements including the Company's profit and loss accounts, as well as distribution of profits (including payment (announcement) of dividends except for profit distributed as dividends based on the results of the first quarter, six months, nine months of the fiscal year) and losses of the Company in the fiscal year;
13.1.) payment (announcement) of dividends based on the results of the first quarter, six months, nine months of the fiscal year;
14) determination of the procedure of the General Meeting of Shareholders;
15) making decisions about approval of transactions in the cases provided by art. 83 of the Federal law "On joint stock companies";
16) making decisions about approval of major transactions in the cases provided by art. 79 of the Federal law "On joint stock companies";
17) making decisions on participation in holding companies, financial and industrial groups, associations and other consolidated business entities;
18) adoption of internal documents regulating activities of the Company's authorities;
19) making decisions on payment to the members of the Revision Committee of the Company of remuneration and / or reimbursement ;
20) making decisions on payment to the members of the Board of directors of the Company of remuneration and / or reimbursement ;
21) making decisions on the other questions provided by the federal Law " On Joint stock companies".

Competence of the Board of Directors of JSC "Kuzbassenergo" " :
In accordance with paragraph 15.1 of the article 15 of the Company's Articles of Association the following issues are within the competence of the Board of Directors of the Company:

1) prioritizing business directions of the Company;
2) convening regular (annual) and extraordinary Meetings of the shareholders of the Company's unless otherwise provided by clause 14.8 of the article 14 this present Articles of Association and announcement on the date of conducting of the new general meeting of shareholders of the company instead of frustrated due to lack of quorum.
3) approval of the agenda of the General Meeting of Shareholders of the Company;
4) appointment of the secretary of the General Meeting of Shareholders of the Company:
5) deciding on the date of drawing a list of persons that are entitled to participate in the General Meeting of Shareholders and other issues that are related to preparation and holding of the General Meeting of Shareholders;
6) submitting issues envisaged by subparagraphs 2, 5, 7, 8, 12-19 of the paragraph 10.2 of the article 10 of this present Articles of Association for discussion of the General meeting of shareholders;
7) deciding on placement of bonds and other issued securities by the Company except the cases provided by the Federal Law "On Joint Stock Companies" and by the Articles of Association;
8) endorse decisions to issue securities, securities issue prospectuses, securities issue summary reports, securities issuer's quarterly reports; approve a share acquisition summary report;
9) determine the value (money valuation) of property, placement and buy-out price of issue securities in the cases specified by the Federal Law on Joint-Stock Companies, also in the cases provided by the subparagraphs 21,39 of the paragraph 15.1 of the present Articles of Association;
10) acquire shares, bonds and other issue securities placed by the Company, in the cases specified by the Federal Law "On Joint-Stock Companies";
11) alienation (disposal) of the Company's shares at the Company's dispose due to their purchase or buy-out from the shareholders by the company;
12) appointment of General Director and early termination of his powers;
13) election of members of the Management board of the Company and early termination of their powers; making decisions on payment to the members of the Management board of the Company of remuneration and / or reimbursement
14) making recommendations to the General Meeting of Shareholders concerning the size of remunerations and compensations to be paid to the members of the Company's Revision Committee; setting the size of the

auditor's fees for his services;
15) make recommendations as to the size of dividends for shares and procedure of dividend payment;
16) approval of the Company's internal documents determined a procedure of forming and using the Company's funds;
17) decision making on the company's funds using; approval of the budget for the assets using over the special funds; examination of the budget fulfillment on the assets using over the special funds;
18) endorse the Company's internal documents, except for internal documents which are to be endorsed by the general meeting of shareholders of the Company also the other internal documents which are to be endorsed by the executive bodies of the Company.
19) approval of annual (quarterly) business-plan and of report on its lay-out, also approval (correction) of the control features cashflow (budget) of the Company and /or approval (correction) of cashflow (budget) of the Company;
20) creation of subsidiaries, opening of representation offices and their liquidation
20.1) making respective changes in the Company's Articles of Association concerning creation of the subsidiaries, opening of the representative offices of the Company (including changes of information on full company's name and location of subsidiaries and representative offices of the Company) and their liquidation;
21) deciding on the Company's participation in other organizations (including co-ordination of the chartered documents and candidates to the management bodies of the newly creating companies), market share changing (share's number, share size), charge of shares and stocks, termination of the Company's participation in other organizations.
22) defining a credit policy of the Company concerning the granting of loans, credits, guarantees and bails, liabilities under the bills (issue of promissory note and transfer note), transfer of the property to the pledge and decision making on the Company's transactions in the cases when the procedure of decision making is not provided by the credit policy of the Company;

23) endorse major deals in the cases provided by Chapter X, Federal Law "On Joint Stock Companies";
24) endorse transactions in the cases provided by Chapter XI, Federal Law "On Joint Stock Companies";
25) approval of the Company's registrar and terms and conditions of the contract with him, also cancellation of the contract with him;
26) election of the Chairman of the Board of Directors of the Company and early termination of his powers;
27) election of the deputy Chairman of the Board of Directors of the Company and early termination of his powers;
28) election of the Secretary of the Board of Directors and early termination of his powers;

29) preliminary approval of resolutions on the Company entering into deals connected with the gratuitous alienation of the property of the Company or interests (demands) to itself or to the third parties; deals connected with exemption from the property liabilities before himself or before the third party; deals connected with gratuities rendering of services (works) by the Company to the third parties in the cases (amounts) determined by a separate procedure established by the Board of Directors, decision making on the transactions subject to making by the Company in the case when the aforementioned cases (amounts) are not defined;

30) decision making on the powers termination of the management company (manager);
31) decision making on appointment of the Acting as General Director and Members of the Management Board in the cases provided by paragraphs 19.11 and 19.12 of the Articles of Association;
32) bringing to disciplinary liability of the General Director of the Company and members of the Management Board, also their incentive according to the labor code of Russian Federation;

33) examination of the General Director's reports on the Company's activity (including fulfillment of his duties), also fulfillment of the decisions adopted by the General meeting of Shareholders and by the Board of Directors of the Company;
34) approval of the cooperation of the Company with the organizations where the company is interested;
35) positioning of the Company(Company's representatives) on the following agenda of the general meeting of shareholders (members) and meetings of the Boards of Directors of subsidiaries and affiliated dependent companies (hereinafter SDC), including instructions to take or not to take participation in voting over the agenda, also to vote "For", "Against", "Abstain".
a) on determining the agenda of a general shareholders meeting (Members) of a SDC;

b on reorganizing, liquidating a SDC;
c) on determining the number of directors on the Board of Directors of a SDC, nominating and electing its members and early termination of their terms of office;
d) on determining the quantity, nominal value, class (type) of the declared shares of SDC and rights conferred by these shares;
e) on increasing the chartered capital of a SDC by increasing the nominal value of shares or placing additional shares
f) on placing SDC securities convertible into ordinary shares;
g) on splitting, consolidating the shares of a SDC;
h) on approving major deals made by SDCs;
i) on participation of SDC s in other organizations (on joining an operating organization or establishing a new organization) as well as on acquiring, alienating or encumbering shares and units in the chartered capitals of organizations in which a SDC is a member, and on changing the unit in the chartered capital of the respective organization;
j) on making deals by a SDC (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) defined by the procedure for the Company interaction with business companies whose shares and units are held by the Company, as approved by the Board of Directors of the Company;
k) on making changes and amendments to the chartered documents of SDC; ,
l) on determining the procedure for remuneration's payment to the members of the Board of Directors and Revision Committee of SDC;
36) positioning of the Company(Company's representatives) on the following agenda of the general meeting of shareholders (members) and meetings of the Boards of Directors of subsidiaries and affiliated and dependent companies (hereinafter SDC), including instructions to take or not to take participation in voting over the agenda, also to vote "For", "Against", "Abstain":
a) on determining the position of SDC representatives on items of agendas of general shareholders meeting (Members) and meetings of the Boards of Directors of companies that are subsidiaries and associated companies of SDCs, concerning the making (approval) of deals (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) defined by the procedure for the Company interaction with business companies whose shares and units are held by the Company, as approved by the Board of Directors of the Company;
b) on determining the position of SDCs representatives on items of agendas of general shareholders meetings of (Members) and meetings of the Boards of Directors of companies that are subsidiaries and associated companies of SDCs that are engaged in the production, transmission, dispatching, distribution and sale of electricity and heat, on reorganization, liquidation, and increase of the chartered capital of such companies by increasing the nominal value of the shares or by placing additional shares, and placing of securities convertible in ordinary shares

37) preliminary approval of decisions of resolutions on the Company entering into:
a) deals with the Company's non-circulating assets constituting 10 to 25% of the balance sheet value of those assets as of the date of the decision to make such a deal;
b) deals (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) determined by a separate procedure established by the Board of Directors of the Company;
38) decision making on the Company entering into deals that constitutes fixed assets or incorporeal assets of the Company constituting 5-25% of the balance sheet value of the fixed assets of the Company as for the date of the decision to make such a deal;
39) approval of nominees subject to election to the post of Sole executive body, other management bodies, supervision bodies, also candidate of the auditor of the companies, whose shares and units are held by the Company, intended to production, , transmission, dispatching, and distribution of electricity and heat , also repair and maintenance;
40) defining of insurance guarantees including approval of the Insurer of the Company;
41) approval of the independent valuator (valuators) of the company intended to define the value of shares, property and other fixed assets of the company in the cases provided by the Federal Law "on Joit Stock

Companies, by the Articles of Association, also by separate decisions of the Board of Directors of the Company;

42) preliminary approval of collective agreement and other agreements made by the Company within the social-labor relations regulating;

43)approval of a candidate of the Financial consultant whose attraction is obligatory according to the Federal Law "On securities market".

44) other questions included in the competence of the Board of Directors by the Federal Law "On Joint Stock Companies" and by the Articles of Association.

Competence of the Sole and Corporate Executive Bodies of JSC "Kuzbassenergo":

Management of the current activity of the Company is in the competence of the Sole executive Body , i.e. General Director and of the Corporate Executive Body, i.e. Management Board of the Company.

The following issues are in the competence of the Management Board of the Company (according to the par. 20.2 of the art. 20 of the Articles of Association):

- decision making on the issues related to the competence of the superior management bodies of the SDC 100% (one hundred) of the chartered capital in which is owned by the Company (according to the subparagraphs 37 and 38 of the paragraph 15.1 of the Articles of Association);

- preparation and submitting for consideration of the Board of Directors the reports on financial and economic activity of SDC, 100% (one hundred) of the chartered capital in which is owned by the Company;

- development and submitting for consideration to the Board of Directors the long-term plan of the main activity areas of the Company;

- preparation of annual (quarterly) business-plan and report on its lay-out, also approval (correction) the cashflow (budget) of the Company, in case if the Board of Directors of the Company did not approve the cashflow (budget) of the Company;

- preparation of report on financial and economic activity of the Company, on fulfillment by the Management Board of resolutions adopted by the General meeting of shareholders and by the Board of Directors of the Company;

- approval of education and professional development plans and actions for the labor staff of the Company;

- making decision on the entering into deals which subject are the property, works and services with constituting 1 to 5% of the balance sheet value of the fixed assets of the Company defined as for the date of such a decision making (except for the cases provided by the subparagraphs 39, 40 pf the paragraph 15.1 of the Articles of Association);

examination of reports on the results of the approved plans lay-out, also the programs, directions, report's examination, documents and other information on the company's activity and its subsidiaries and affiliated companies made by the deputies general directors, heads of the organization departments of the company;

- decision making on other issues concerning daily activity of the Company in accordance with resolutions of the General meeting of the Company, the Board of Directors, also the issues submitted for consideration to the Management Board by the General Director of the Company.

The competence of the General director of the Company includes all issues of daily activity management of the Company except for related to the competence of the General Meeting of Shareholders of the Company , the Board of Directors and the Management Board of the Company.

The General Director acts without a power of attorney on behalf of the Company with those limitations provided by the legislation in force, by the Articles of Association and by the resolutions of the Board of Directors and performs the following actions on behalf of the Company:

- provides fulfillment of the activity plans of the Company obligatory to its tasks decision;

- organizes accounting process and reporting in the company;

- disposes of the Company's property, enters into the deals on behalf of the Company, grants powers of attorney , opens settlement accounts and other accounts of the Company in banks, other credit institutions (also in the cases provided by the current legislation in the institutions whish are the professional participants s of the securities market);

- issues orders, approves (accepts) instructions, local normative acts and other internal documents of the Company over the issues under his competence, gives instructions which are compulsory for execution by all

the Company's staff;
- approves the Provisions on the subsidiaries and representative offices of the Company;
- approves the principal composition of the executive body of the Company;
- according to the principal composition of the executive body of the Company approves the staff list and official salary of the Company's labor staff;
- accomplishes his rights and duties as employer toward the labor staff of the Company provided by the labor legislation in force;
- carries out the functions of the Chairman of the Management board of the Company;
- distributes duties between the deputies General Director;
- submits for consideration of the Board of Directors the reports on financial and economic activity of subsidiaries and affiliated companies which shares (units) are in the property of the Company; also information on other companies where the Company has his interest except for the cases provided by the subparagraph 2), paragraph 20.2, article 20 of the Articles of Association;
- not later than forty-five (45) days before the date of the annual general shareholders meeting of the Company, submits the Company's annual report, balance of accounts, profit and loss statement, profit and loss distribution for the consideration of the Company's Board of Directors;
- makes decisions on other issues related to the current daily activity of the Company except the issued within the competence of General meeting of shareholders of the Company, the Board of Directors and the Management Board of the Company.

The Corporate behavior (governance) Code was not approved in the JSC "Kuzbassenergo", thus in its relations with the shareholders the JSC "Kuzbassenergo" is guided by the Corporate Governance Code of JSC RAO "UES of Russia" approved by the resolution of the Board of Directors of JSC RAO "UES of Russia" (minutes №104 dd. 09.11.2001).

5.2. Information about members of the issuer's management bodies

Board of Directors:

1. Vagner Andrey Alexandrovich – member of the Board of Directors

Date of birth: 1957.

Education: higher

Experience for the last 5 years

Period: ***2000 - 2004***

Institution: ***RAO "UES of Russia"***

Post: ***Chief of the Department on electric plants***

Period: ***2004- present time***

Institution: ***RAO "UES of Russia"***

Post: ***Deputy managing director of the Business unit №2***.

Share in the chartered capital of the Issuer: ***0,027 %.***

Share of ordinary shares in the chartered capital: ***none***

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***

Participating interest in the issuer's subsidiaries and affiliated companies: ***none***

Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the Board of Directors of the following legal entities:

1. JSC "TGC-10", Chairman of the Board of Directors ;

2. JSC "Nizhedorodskaya generating company", Chairman of the Board of Directors;
3. JSC "Serovskaya GRES", Chairman of the Board of Directors;
4. JSC "OGC-4", Chairman of the Board of Directors;
5. JSC "Surgutskaya GRES-1" Chairman of the Board of Directors;
6. JSC 'Stavropolskaya GRES", Chairman of the Board of Directors;
7. JSC "Volzhskaya TGC" (Fuel generating company -7), member of the Board of Directors;
8. JSC «Siberian ENTTs" Chairman of the Board of Directors;
9. JSC "Berezovskaya GRES", Chairman of the Board of Directors.

Bolshakov Andrey Nickolaevich – Member of the Board of
Date of birth – 1955
Education: ***higher***
Experience for the last 5 years:
Period: ***1998-2002***
Institution: ***Ministry of Russian Federation on nuclear power***
Post: ***Consultant***

Period: ***2002 – 2005***
Institution: ***MDM Group, Joint Stock Company "Siberian Coal Energy Company"***
Post: ***Deputy chief of Department on strategical development***
Period: ***2005 – 2006***
Institution: ***Limited Liability Company "Investments and development Group"***
Post: ***Manager of projects on fuel-energy complex.***

Period: ***2006 – present time***
Institution: ***Joint Stock Company "Siberian Coal Energy Company"***
Post: ***Expert in fuel and energy complex problems***
Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the Board of Directors of the following legal entities:

1. JSC "Khabarovkenergo", Member of the Board of Directors ;
2. JSC "Omsk energy generating company", Member of the Board of Directors ;
3. JSC "Buriatgeneration", Member of the Board of Directors ;
4. JSC "TGK-14 (Fuel generating company -14), Member of the Board of Directors ;.
5. JSC "Amurenergo" , Member of the Board of Directors;
6. JSC "Dalenergo", Member of the Board of Directors;
7. JSC "Dalnevostochnaya generating company" ;
8. JSC "Omskenergo";
9. ZAO "LuTEC".

Bychkov Mikhail Yurievich – Member of the Board of Directors

Date of birth: ***1978***
Education: ***higher***
Experience for the last 5 years:
Period: ***1999-2001***
Institution: **ZAO Legal agency "KB EGIDA"**
Post: **legal adviser**

Period: ***2001 - 2003***
Institution: ***Ltd. "FEAT"***
Post: ***legal adviser***

Period : ***2003 - 2003***
Institution: ***ZAO "Stoyteks Moscow"***
Post: ***Head of corporate department***

Period: ***2003 - 2004***
Institution: Ltd. "Balance-Profi"
Post: **legal adviser**

Period: ***2004 - present time***
Institution: ***JSC RAO "UES of Russia"***
Post :***Leading expert***
Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the Board of Directors of the following legal entities:

1. JSC "Energoteplocontrol" (Omsk) , Member of the Board of Directors;
2. JSC "Northern Caucasia energy reparing company", Member of the Board of Directors;
3. JSC "Kuzbassetremont", Member of the Board of Directors;
4. JSC "Serovskaya TETS", Member of the Board of Directors;
5. JSC "Dzerzhinskaya TETS", Member of the Board of Directors;
6. JSC "Karacheyevo-Cherkesskenergo" , Member of the Board of Directors;

Grekhov Andrey Nickolaevich – Member of the Board of Directors
Date of birth: ***1969***
Education: ***higher***
Experience for the last 5 years:
Period: ***2000 - 2001***
Institution: ***JSC "Novosibirskenergo"***
Post: ***Deputy financial director***

Period: *2001 – 2002*
Institution: *«Vimm-Bill-Dann Azia"*
Post: **Director on development**

Period: *2002 – 2004*
Institution: *«Vimm-Bill-Dann Azia"*
Post: *Executive Director of the plants belonging to JSC "Ufamolagroprom" (Ufa)*

Period: *2004 – 2004*
Institution: *Financial expertise bureau*
Post: *Consultant on electroenergetic's areas*

Period: *2004 – present time*
Institution: *JSC RAO "UES of Russia"*
Post: *Chief expert of the Department of market of the Centre on reforming management*.
Share in the chartered capital of the Issuer: *none*
Share of ordinary shares in the chartered capital: *none*
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: *none*
Participating interest in the issuer's subsidiaries and affiliated companies: *none*
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: *no*
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: *none*
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: *none*

Evseenkova Elena Vladimirovna – Member of the Board of Directors
Date of birth: *1980*
Education: *higher*
Experience for the last 5 years:
Period: *2002 - 2003*
Institution: *JSC RAO "UES of Russia"*
Post: *First category Expert*

Period: *2003 – 2004*
Institution: *JSC RAO "UES of Russia*
Post: *Leading expert*

Period: *2004 – present time*
Institution: *JSC RAO "UES of Russia*
Post: *Head of a sector of the Department on economic planning and financial supervision of the Business Unit №2.*
Share in the chartered capital of the Issuer: *none*
Share of ordinary shares in the chartered capital: *none*
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: *none*
Participating interest in the issuer's subsidiaries and affiliated companies: *none*
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: *no*
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: *none*
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: *none*

Post taken in the Board of Directors of the following legal entities:

1. JSC "Berezovskaya GRES", Member of the Board of Directors;
2. JSC "Surgutskaya GRES-1", Member of the Board of Directors;
3. JSC «FGC-13».

Eliseeva Irina Eduardovna – Member of the Board of Directors
Date of birth: ***1978***
Education: ***higher***
Experience for the last 5 years:
Period: ***1999 - 2002***
Institution: **ZAO "TransExpert"**
Post: **Legal adviser**

Period: ***2002 – present time***
Institution: **Firm of attorneys №21 of the Bar "Moscow city Bar-1"**
Post: ***Advocate.***
Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the Board of Directors of the following legal entities:

1. JSC "Orlovskaya main-line network company", Member of the Board of Directors;
2. JSC "Energoservice" (Omsk), Member of the Board of Directors;
3. JSC "Daltechenergo", Member of the Board of Directors;
4. JSC "Yakut energy repairing company", Member of the Board of Directors;
5. JSC "Nieriungryenergoremont" , Member of the Board of Directors;
6. JSC "Khabarovsk repair-building company", Member of the Board of Directors;
7. JSC "Kirovenergosbyt", Member of the Board of Directors;
8. JSC "Cheliabenergosbyt", Member of the Board of Directors;
9. ZAO " MSC "Health Center "Energetic" (Kemerovo), Member of the Board of Directors;
10. JSC " Specavtokhoziaystvo" (Chita), Member of the Board of Directors;
11. JSC "Guberovsky repair –mechanical plant", Member of the Board of Directors.
12. JSC"Buriatenergosbyt", Member of the Board of Directors.

Kozhura Ruslan Viacheslavovich – Member of the Board of Directors
Date of birth: ***1963***
Education: ***higher***
Experience for the last 5 years:
Period: ***1999 – present time***
Institution: ***Firm of attorneys "Anis and Co." of the Bar 'Moscow city Bar "***
Post: ***Advocate***
Period: ***1999 – 2001***

Institution: *International methodological association.*
Post: *Senior research assistant, science secretary*
Period: *2001 – present time*
Организация: *Moscow Physicotechnical Institute (State University).*
Post: **Senior law chair member**

Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the Board of Directors of the following legal entities:

1. National Federation of consultants and auditors, Member of the Board, Chairman of the Committee;
2. JSC PRP "Omskenergoremont" , Member of the Board of directors;
3. JSC "Industrial and repairing enterprise" (Chita), member of the Board of directors;
4. ZAO "LuTEC", deputy Chairman of the Board of directors since;
5. JSC "Sakhaenergo", member of the Board of directors;
6. JSC "Habarovskaya industrial and repairing company", member of the Board of directors;
7. JSC "Khabarovskaya energotechnical company", member of the Board of directors;
8. JSC "Cheliabinskaya generating company", member of the Board of directors;
9. JSC "Engerneering and construction company", member of the Board of directors;
10. JSC "PRP-lines", member of the Board of directors;
11. JSC "Dalenergoset'project", member of the Board of director;
12. JSC "Buriatset'remont", member of the Board of directors;
13. JSC "Habarovskenergo", Member of the Board of directors.

Mazikin Valentine Petrovich - member of the Board of Directors

Date of birth: **1945.**
Education: **higher**
Experience for the last 5 years
Period: ***1998 - 2001.***
Institution: ***Kemerovo regional administration***
Post: ***First Deputy Governor of Kemerovo region for fuel and energy complex***
Period: ***2001 – present time.***
Institution: ***Kemerovo regional administration***
Post: ***First Deputy Governor of Kemerovo region***
Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the Board of Directors of the following legal entities:

1. ***Open Joint Stock Company "Coal Company "Kuzbassrazrezugol", member of the Board of directors.***

Platonov Vladimir Yurievich - member of the Boar of Directors
Date of birth: ***1959.***
Education: ***higher***
Experience for the last 5 years:
Period: ***1998 – 2004***
Institution: ***RAO "UES of Russia".***
Post: ***Deputy Chairman of the Management Board – Head of economic security and regime Department***
Period: ***2004- present time***
Institution: **RAO "UES of Russia".**
Post: ***Member of the Management Board***
Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none.***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Shulin Maxim Igorevich – Member of the Board of Directors
Date of birth: ***1978***
Education: ***higher***
Experience for the last 5 years:
Period: ***1999-2003***
Institution: ***JSC "Sverdlovenergo"***
Post: deputy chief of the department on financial planning and procedure on debtor's payments.

Period: ***2003-2003***
Institution: ***representative office "Uralenergo" of JSC RAO "UES of Russia"***
Post: ***Adviser on the Board of Director's work***
Period: ***2003- present time***
Institution: ***Fund "Institute of professional directors"***
Post: ***Adviser.***
Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the Board of Directors of the following legal entities:

1. JSC "Altayenergo", member of the Board of directors since;
2. JSC "Arhenergo", member of the Board of directors;
3. JSC "Kirovenergo", member of the Board of directors;
4. JSC "Kurganenergo", member of the Board of directors;
5. JSC "Omskenergo", Deputy Chairman of the Board of Directors;
6. JSC "Udmurtenergo", member of the Board of directors;
7. JSC "Cheliabenergo", member of the Board of directors;
8. JSC "Votkinskaya GES", member of the Board of directors;
9. JSC "FGC-10", member of the Board of directors since
10. JSC "FGC-13", member of the Board of directors;
11. JSC "Voronezhskaya UEC ", member of the Board of directors
12. JSC "Mariiskaya regional generating company ",member of the Board of directors since
13. JSC "Mordovskaya main power lines company", member of the Board of directors;
14. JSC "Novgorodskaya energy sales company", Deputy Chairman of the Board of directors 5;
15. OP "Verhne-Mutnovskaya GeoES", member of the Board of directors;
16. JSC "Permenergoremont", member of the Board of directors since ;
17. JSC "Priokskaya territory generating company", member of the Board of directors;
18. JSC "Riazanskie main power lines", member of the Board of directors;
19. JSC "Sverdlovskaya energy servicing company", member of the Board of directors;
20. JSC "Smolenskaya GRES", member of the Board of directors;
21. JSC "Tambovskaya energy sales company", member of the Board of directors ;
22. JSC "Tverskaya generating company", member of the Board of directors;
23. JSC "Managing company Daghenergo", member of the Board of directors ;
24. JSC "Yaroslavskaya sales company", member of the Board of directors ;
25. JSC "Kirovenergospecremont", member of the Board of directors;
26. JSC "Magadaneletrosetremont", member of the Board of directors;
27. JSC "Neriungryenergoremont", member of the Board of directors;
28. JSC "Orenburgelectrosetremont", member of the Board of directors;
29. JSC "PermGRESteploavtomatica", member of the Board of directors;
30. JSC "Permelectrosetremont", member of the Board of directors;
31. ***JSC "Severenergoremont", member of the Board of directors ;***
32. ***ZAO "CK Privatenergostrakh", member of the Board of directors;***
33. ***Ltd. "CB "Permenergo", member of the Board of directors.***

Shumilov Alexander Alexandrovich – deputy Chairman of the Board of Directors

Date of birth: ***1967***

Education: ***higher***

Experience for the last 5 years:

Period: ***2000-2001***

Institution***: LTD. "Firm Toner" (Novgorod)***

Post: ***Commercial Director***

Period: ***2001-2003***

Institution***: JSC "Nizhnovenergo"***

Post: ***Deputy General Director on reforming and property.***

Period: ***2001-2003***

Institution***: JSC "Nizhnovenergo"***

Post: ***Deputy General Director on reforming and property.***

Period: ***2003- present time***
Institution: ***"MDM Group"/ Closed Joint Stock Company "Siberian Coal and Energy Company" (ZAO "SUEC")/ Closed Joint Stock Company Holding Company "Siberian Coal and Energy Company" (ZAO"HC "SUEC) / Joint Stock Company "Siberian Coal and Energy Company" (JSC "SUEC")***
Post: ***Deputy Director of department on the strategy of energy complex, Chief of Administration of power assets.***
Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the Board of Directors of the following legal entities:

1. JSC "Yakutskenergo", Member of the Board of directors;
2. JSC "OGC-6", Member of the Board of directors;
3. JSC "Prokopievskenergo", Member of the Board of directors;
4. JSC "Energoavtotrans", Member of the Board of directors;
5. JSC "Production and repairing company – Stations", Member of the Board of directors;
6. JSC "Chitatechenergo", Member of the Board of directors;
7. JSC "PRP Primorenergoremont", Member of the Board of directors ;
8. JSC "Tulaenergoremont", Member of the Board of directors;
9. JSC "Orlovskaya generating company", Member of the Board of directors;
10. JSC "Socsphere", Member of the Board of directors;
11. JSC "FGC-14", Member of the Board of directors ;
12. JSC "Autotransport"Energo", Member of the Board of directors;
13. JSC "Dalenergotechcomplect", Member of the Board of directors;
14. JSC "Altayelectrosetremont", Member of the Board of directors ;
15. JSC "Buryatenergosbyt", Member of the Board of directors.

Sole and corporate management bodies of the Issuer and officials of the managing issuer.
The Sole executive body of the issuer also the members of the corporate executive body of the issuer:

Members of the Management Board:

Mikhailov Sergey Nickolaevich - Chairman of the Management Board

Year of birth: ***1959***
Education: ***higher***
Experience for the last 5 years:
Period: ***2000 – present time***
Institution: ***JSC "Kuzbassenergo"***
Post: ***General Director***
Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the Board of Directors of the following legal entities:

1. Open Joint Stock Company Bank "Alemar", member of the Board of Directors.

Grebennikov Alexey Antonovich
Year of birth: ***1939***
Education: ***higher***
Experience for the last 5 years:
Period: 1998 – 2001
Institution: JSC "Kuzbassenergo"
Post: First Deputy General Director
Period: 2001 – present time
Institution: JSC "Kuzbassenergo"
Post: First Deputy General Director on general issues
Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Ivanov Boris Ivanovich
Year of birth: ***1960***
Education: ***higher***
Experience for the last 5 years:
Period: **1999 – present time**
Institution: **JSC "Kuzbassenergo"**
Post: **Deputy General Director for fuel supply.**

Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Erofeev Alexander Kuprianovich
Year of birth: ***1959***
Education: ***higher***
Experience for the last 5 years:
Period: ***2000 - 2001***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Deputy General Director for accounts receivable - Head of the marketing and investment planning department***

Period: ***2001 - 2002.***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Deputy General Director for accounts receivable and restructuring***
Period: ***2002 – present time***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Deputy General Director for corporate governance.***
Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Lavrov Alexander Mikhailovich
Year of birth: ***1950***
Education: ***higher, Doctor of Economics, Corresponding Member of West-Siberian Department of Academy.***
Experience for the last 5 years:
Period: ***1997-2001***
Institution: ***Kemerovo regional Administration***
Post: ***Deputy Governor on economy and finance***
Period: ***2001-2002***
Institution: ***Representative office of LTD. "Elke Trading", Kemerovo***
Post: ***General manager on projects in the Kuzbass***
Period: ***2002-2004***
Institution: ***Kemerovo State University***
Post: ***Head of the marketing chair.***

Period: ***2004 – present time***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Deputy General Director on finance and economic***

Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the Board of Directors of the following legal entities:

1. Open Joint Stock Company Bank "Alemar", member of the Board of Directors.

Petrov Leonid Prokhorovich

Year of birth : ***1961***

Education: ***higher***

Experience for the last 5 years:

Period: ***1998-2004***

Institution: ***"Energosbyt" subsidiary of JSC "Kuzbassenergo"***

Post: ***Deputy Director.***

Period: ***2004 – present time***

Institution: ***JSC "Kuzbassenergo"***

Post***: Deputy General Director on supply, Director of the subsidiary "Energosbyt".***

Share in the chartered capital of the Issuer: ***none***

Share of ordinary shares in the chartered capital: ***none***

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***

Participating interest in the issuer's subsidiaries and affiliated companies: ***none***

Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the Board of Directors of the following legal entities:

1.Limited liability company "Sbytenergo", Chairman of the Board of Directors.

Gretsinger Yury Alexandrovich

Year of birth: ***1953***

Education: ***higher***

Experience for the last 5 years:

Period: ***1998 – 2004***

Institution: ***JSC "Kuzbassenergo"***

Post: ***deputy General Director on capital construction***

Period: ***2004 – present time***

Institution: ***JSC "Kuzbassenergo"***

Post: ***deputy General Director on production, Technical Director***

Share in the chartered capital of the Issuer: ***none***

Share of ordinary shares in the chartered capital: ***none***

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***

Participating interest in the issuer's subsidiaries and affiliated companies: ***none***

Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Mikhailov Sergey Nickolaevich is the Sole executive body of the issuer

Information about the amount of remuneration, benefits and/or compensation of expenses of each management body of the issuer

In accordance with the Regulations on payment of compensation and remuneration to the members of the Board of Directors approved by the annual general meeting of shareholders of the Company spent 02.06.2003, remuneration to the members of the Board of Directors shall to be paid for:

- *participation at the meeting of the Board of Directors (whether the form) to the member of the Board of Directors of the company in sum of five times over minimal month rate of employer of 1st grade, fixed by the sectoral tariff agreement as for a day of the meeting of the Board of Directors holding .*
- *If the general meeting of shareholders approved a decision on dividend payment on the ordinary shares of the company at the outcome of the fiscal year (or over results of the 1st quarter/ half year/ nine months) to the member of the board of Directors shall to be paid a remuneration, which sum shall be calculated according to amount of declared by the company dividends on ordinary shares and quantity of meetings where the member of the Board of Directors took part.*

Remuneration's amount paid to the Chairman of the Board of Directors shall be increased to 50%.

Besides, all travel expenses shall be paid as compensation to the member of the Board of Directors.

During the year 2005, remuneration amounted RUR 5 135 482 (five millions one hundred thirty five thousands four hundred eighty two) was paid to the members of the Board of Directors.

In the first half a year 2006 remuneration amounted 1 189 410 (One million one hundred eighty nine thousands four hundred and ten roubles) was paid to the members of the Board of Directors.

Income of members of the Management Board is formed from the income of the stuff employees of JSC "Kuzbassenergo" , also remuneration defined according to the labor contract concluded with the member of the Management Board. Labor contract in accordance with the "Resolution on the Management Board of the Kuzbass open joint stock company of energy and electrification" approved by the general meeting of shareholders of JSC "Kuzbassenergo" dd. 21.06.2002 on behalf of the Company shall be signed by the Chairman of the Board of Directors or by the person authorized by the Board of Directors of the Company.

Provisions of the labor contract shall to be defined by the Board of Directors or by the person authorized by the Board of Directors of the Company to subscribe the labor contract.

Monthly remuneration equal to 10% of the official salary shall be paid to the member of the Management Board.

In the first half a year 2006 remuneration amounted 510 076 (Five hundred and ten thousands seventy six roubles)) was paid to the members of the Board of Directors.

5.4. Information about the structure and capacity of the units of control over the issuer's financial and economic activities

To exercise control over financial and economic activities of the Company the General meeting of shareholders elects the Revision Committee of the Company on a term till the next annual general meeting of shareholders.

The number of members of Revision Committee is 5 (five) persons.

The competence of the Revision Committee of the Company (according the art. 22 "Revision committee and the Company's Auditor" of the Articles of Association of JSC "Kuzbassenergo" is the following:

- *endorsement of data adequacy contained in the annual report, accounting report, profits and losses account of the Company;*
- *analysis of financial situation of the Company, reveal of the Company's financial situation improvement reserve and recommendations for the Management Bodies of the Company;*
- *control and analysis of adequacy and completeness of the Company's auditor review;*
- *supervision (revision) of financial and economic activity of the Company, i.e.:*
- *supervision (revision) of financial, accounting, payment and account documents of the Company*

concerning the Company's financial and economic activity in order to check out its compliance with the RF legislation, with Articles of Association, internal and other documents of the Company;

- *control of the safety and using of the fixed assets;*
- *control of the compliance of the fixed order of debt amortization of insolvent debtors on the Company's losses;*
- *control of the Company's cash assets outlay in accordance with the fixed business-plan and budget of the Company;*
- *control of forming and using of the reserve and other special funds of the Company;*
- *check-out of accuracy and timeliness of the Company's share dividends to be charged and paid, also the bonds interests and other securities profit;*
- *check-out of execution of the earlier issued orders to eliminate violations and defects revealed by the previous check-out (revisions);*
- *approval of the data adequacy and completeness on the interest (absence of interest) of member of the Board of Director, also the person executing the Sole executive Body authorities including the management company or a manager, member of the Management Board in transactions provided by the art. XI of Federal Law "On Joint Stock Companies";*
- *other activities (actions)concerning the check-out of financial and economic activity of the Company;*

Department of internal audit and Service on economic and informational security and procedures are the apparatus of the executive body of the Company exercising internal control.

Department of internal audit carries out the supervision according to the annual schedule of the complex check-out execution approved by the general Director; but the annual plan for the Service on economic and informational security and procedures is subject to approval of the deputy general director on security.

Deputy general director of corporate governance and deputy director on security of issues exercise the plan fulfillment supervision.

Furthermore the Financial department, Legal department and if it's necessary engineering and other services participate in the process of supervision.

Department on internal auditing was established in 1995. The number of members of this department is 5 (five) persons, with its chief Mrs. Laritskaya Tatiana Dmitrievna: year of birth 1955, education –higher, has a certificate of professional auditor.

Major functions of the Department on internal audit:

- *organizing and spending of the complex and target check-outs of financial and economic activity of the company's subsidiaries and affiliated companies;*
- *control over the subsidiaries revision committee's activity;*
- *appraisal of internal audit efficiency and procedure, elaboration and appraisal of the control procedures spent by subsidiaries, also by organization departments of the Company;*
- *checking-out of the legislation compliance to the company's internal normative documents; also requirements on the accounts policy and execution of decisions and resolutions of the management bodies and the management of the Company;*
- *checking-out of the Company's property availability, condition and safety;*
- *analysis of the information received as a result of checks, development and submitting in accordance with established procedure to the management bodies of the Company of the reports on the results of checks, also proposals on elimination of the revealed violations and defaults, recommendations on determination of efficiency of Company's financial investments in the chartered capitals of enterprises and institutions;*
- *target checking- out aimed to define efficiency of the company's financial investments in the chartered capitals of enterprises and institutions;*
- *analysis of financial and economic situation of SDC aimed to evaluate the subsidiary's activities results to make management decisions;*

- *organization of a competitive selection of the auditing firms to conduct the external audit of the subsidiaries;*
- *cooperation with external auditors in of financial and economic activity of the subsidiaries checking-out, examination of the external auditor's reports and submitting of proposals to the management bodies of the Company on safety and expediency of this auditing firm services using;*
- *auditor's activity methodology perfection;*
- *participation in drawing-up of the annual production and technical-economic report of the Company;*
- *preparation of information on the results the spent check-outs to the balance committee etc.*

Chief Accountant of the Company cooperates with the external auditor.

5.5. Information about the persons involved in the units of control over the issuer's financial and economic activities

Personnel composition of the Revision Committee:

Rudnev Dmitry Andreevich
Education: ***higher***
Experience: present time
Institution: **JSC RAO "UES of Russia"**
Post: ***Principal specialist of the Department on business planning of the Corporate Center***

Share in the chartered capital of the Issuer: **none**
Share of ordinary shares in the chartered capital of the issuer : **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Share in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary stocks in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Smirnova Elena Evguenievna
Year of birth: ***1976***
Education: ***higher professional***
Experience for the last 5 years:
Period: ***2000- 2001***
Institution: ***Ltd. "Avicom A"***
Post: ***deputy chief accountant, financial controller***

Period: ***2001 – 2003***
Institution: ***Representative office "Centerenergo" of JSC RAO "UES of Russia"***
Post: Adviser on revision committee's activity

Period: ***2003-2004***
Institution: ***ZAO "Transservicenergo"***
Post: ***Deputy General director on economics***
Period: 2004 - present time
Institution: ***JSC RAO "UES of Russia"***
Post: ***Chief of department of Business-unit №2 on revision committee's activity***

Share in the chartered capital of the Issuer: **none**

Share of ordinary shares in the chartered capital of the issuer : **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Share in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary stocks in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Dolgopol Olga Semenovna –Chairman of Revision Committee

Year of birth: ***1948***

Education: ***higher***

Experience for the last 5 years:

Период: ***1997- present time***

Организация: ***JSC RAO 'UES of Russia".***

Post: ***Leading specialist, deputy chief of department; chief of the department on financial audit of the Corporate Center of JSC RAO 'UES of Russia".***

Share in the chartered capital of the Issuer: **none**

Share of ordinary shares in the chartered capital of the issuer : **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Share in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary stocks in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Blagoveshenskaya Larisa Valentinovna

Education: ***higher***

Experience for the last 5 years:

Period: ***present time***

Institution: ***JSC RAO 'UES of Russia".***

Post: ***Chief o the f section of department on economic planning and financial control of the Business Unit -№ 2***

Share in the chartered capital of the Issuer: **none**

Share of ordinary shares in the chartered capital of the issuer : **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Share in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary stocks in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Laritskaya Tatiana Dmitrievna
Year of birth: *1955*
Education: ***higher professional***
Experience for the last 5 years:
Period: ***2000 – present time***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Chief of department on internal audit***

Share in the chartered capital of the Issuer: **none**
Share of ordinary shares in the chartered capital of the issuer : **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: **none**
Share in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary stocks in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

5.6. Information about the amount of remuneration, benefits and /or compensation of expenses of the body of control over the issuer's financial and economic activities

Remuneration and compensation to the members of Revision Committee are paid in accordance with Regulation in force on payments of remuneration and compensation to the members of Revision Committee of the Company, approved by annual general meeting of shareholders of the Company, (minutes №10, dd. 21.06.2002.

Total sum of remuneration amounted RUR 1 652 108 (one million six hundred fifty two thousands one hundred eight rubles) , and of compensations RUR 461 906 (four hundred sixty one nine hundred six rubles) was paid to the members of Revision Committee in the year 2005.

At the outcome of 1st the half year 2006 RUR 647 045 (six hundred forty seven thousands forty six) were paid to the members of the Revision Committee, where RUR 385 056 (three hundred eighty five thousands fifty six roubles) were paid as remuneration.

5.7. Information about the number and summary data on education and composition of the issuer's personnel (employees) and about the turnover of the issuer's personnel (employees)

Index	**I quarter 2006**	**II quarter 2006**
average number of personnel, peoples.	9402	9308
Share of personnel of the issuer having the higher professional education, %	32,3	30,26

Volume of money terms aimed to remuneration of labour, thousands RUR	453 172,4	428 019,6
Volume of money terms aimed to social security, RUR thousands	18 625	36 408
Total volume of the expended assets, RUR thousands	6 276 938	6 134 078

Employees of the Issuer having effect on a financial and economic activity of the Issuer (key personnel):
There are no such employees being the management bodies of the Company and having an essential effect on the financial and economic activity of the Issuer.

Information on a trade-union body availability in the Company:

Personnel (workers) of the JSC "Kuzbassenergo" established the trade-union.
Labour stuff of the JSC "Kuzbassenergo" approved a labour contract 2005-2006 at the conference spent In 15.12.2004 .
The labour contract is a legal deed adjusting a social and labour relations between the stuff and the JSC "Kuzbassenergo" as employer, also establishing remuneration norms and other working conditions, social benefits and guarantees together with the law in force.
Labour contract aimed to secure an effective work of the JSC "Kuzbassenergo", also protection of social and economic rights and interests of the employees, and maintenance of a normal standard of their living.

5.8. Information about any obligations of the issuer to its personnel (employees) related to the possibility of their participation in the issuer's authorized (pooled) capital (unit trust)

There are no agreement or obligations of the Issuer related to the possibility of the Issuer's employees' (workers')participation in its authorized (share) capital (unit trust). The possibility of offering the Issuer's employees (workers) the Issuer's options is not provided for.

VI. Information about the issuer's participants (shareholders) and the deals made by the issuer, in which it had an interest

6.1. Information about the total number of shareholders (participants) of the issuer

The total number of the Issuer's shareholders as of the date of the end of the reporting quarter by 30 of June 2006: 1517.

7 of them are the nominal holders:

1. *Ltd. "Depository and corporate technologies" ;*
2. *ZAO "Raiffaizenbank Austria" ;*
3. *ZAO "Depository and Clearing Company";*
4. *"ING BANK "UERASIA) ZAO (Closed joint stock company);*
5. *Non commercial partnership "National depository center";*
6. *Closed Joint Stock Company "UBS Nominees"*

6.2. Information about the issuer's participants (shareholders) owning at least 5 percent of its authorized (pooled) capital (unit trust), or at least 5 percent of its ordinary shares; information about the participants (shareholders) of such entities owning at least 20 percent of their authorized (pooled) capital (unit trust) or at least 20 percent of their ordinary shares

Full company name and abbreviation: **Limited liability company *"Depository and corporate technologies", Ltd. Depository and corporate technologies"(nominal holder)***
Registered office: 17 , build. 1, Ramenky str., Moscow.

Share in the issuer's chartered capital: ***49 %***

Shareholders (participants) owning at least 20 percent of the chartered capital of the issuer's shareholder (participant):

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***

Registered office: ***7, Kitaygorodsky prospect, Moscow, Russia***

Taxpayer Identification Number: ***7705018828***

Share in the issuer's chartered capital: ***49 %***

Share of the issuer's ordinary shares: ***49 %.***

Full company name and abbreviation: ***Closed Joint Stock Company "Raiffaizenbank Austria" ZAO "Raiffaizenbank Austria" (nominal holder)***

registered office: ***17, stroienie 1, Troitskaya str., Moscow, RF, 129090***

Share in the issuer's chartered capital: ***43,47 %***

Shareholders (participants) owning at least 20 percent of the chartered capital of the issuer's shareholder (participant):

Full company name and abbreviation: ***Joint Stock Company "Siberian Coal and Energy Company", JSC "SUEC".***

Location: ***7, stroieniye 22, Derbenevskaya naberezhnaya, Moscow, 115114***

Taxpayer Identification Number: ***7708129854***

Share in the issuer's chartered capital: ***43,47%.***

Share of the issuer's ordinary shares: ***43,47 %.***

6.3. Information about the share of the government or municipal authority in the issuer's authorized (pooled) capital (unit trust), availability of an exclusive right ("golden share")

By the Resolution of the Committee on governance of the state real estate property of the Kemerovo region №330 dd. 21.09.1993 "On privatization and reorganization of a POE&E of the JSC "Kuzbassenergo" into the Kuzbass joint stock company of energetics and electrification of the open type" the Company's ordinary stocks were not assigned to the state property (federal, subject of Russian Federation).

The Committee on governance of the state real estate property of the Kemerovo region had acquired the Company's ordinary stocks in a number of 100 pieces equal to 0.000016% of the chartered capital of the company at the secondary securities market.

Registered office of the Committee: ***58, Sovietsky prospect, Kemerovo, Russia, 650099***

Holding of stocks of the issuer assigned to the State (municipal) ownership: ***no***

Availability of special right to Russian Federation participation, also the Russian Federation subjects, municipal institutions in the administration of the Issuer's affairs ("golden share"): ***not provided.***

6.4. **Information about restrictions for participation in the issuer's chartered (pooled) capital (unit trust)**

Restriction of the number of shares per one shareholder, and /or their total nominal value, and/or maximum number of votes granted to one shareholder, are not stipulated by the Issuer's Articles of Association.

The legislation of the Russian Federation or other regulatory acts of the Russian Federation do not provide for restrictions for the participation of foreign entities in the issuer's chartered capital.

There are no other restrictions related to participation in the issuer's chartered capital.

6.5. Information about the changes in the composition and shares of the issuer's shareholders (participants), owning at least 5 percent of its authorized (pooled) capital (unit trust) or at least 5 percent of its ordinary shares

The list as for the date of 23.04.2001:

Full company name and abbreviation: ***Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's chartered capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %***

Full company name and abbreviation: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES***
Share in the issuer's chartered capital: ***8,85 %***
Share of the issuer's ordinary shares: ***8,85 %***

Full company name and abbreviation: ***Renaissance Nominees (Cyprus) Limited***
Share in the issuer's chartered capital: ***18,96 %***
Share of the issuer's ordinary shares: ***18,96 %.***

The list as for the date of February, 25, 2002:

Full company name and abbreviation: ***Renaissance Nominees (Cyprus) Limited***
Share in the issuer's chartered capital: ***12,87 %***
Share of the issuer's ordinary shares: ***12,87 %***

Full company name and abbreviation: ***Renaissance Securities (Cyprus) Limited***
Share in the issuer's chartered capital: ***7,42 %***
Share of the issuer's ordinary shares: ***7,42 %***

Full company name and abbreviation: ***Mastill Enterprises Limited.***
Share in the issuer's chartered capital: ***6,24 %***
Share of the issuer's ordinary shares: ***6,24 %***

Full company name and abbreviation: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES***
Share in the issuer's chartered capital: ***7,17 %***
Share of the issuer's ordinary shares: ***7,17 %***

Full company name and abbreviation: ***Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's chartered capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

The list as for the date of 8 .05.2002:
Full company name and abbreviation: ***Renaissance Nominees (Cyprus) Limited***
Share in the issuer's chartered capital: ***15,06 %***
Share of the issuer's ordinary shares ***: 15,06 %***

Full company name and abbreviation: ***Trans - Siberian Electricity Company Limited***
Share in the issuer's chartered capital: ***15,00 %***
Share of the issuer's ordinary shares: ***15,00 %***

Full company name and abbreviation: ***Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's chartered capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %***

The list as for the date of 18 .04. 2003:
Full company name and abbreviation: ***BODMIN INVESTMENTS LIMITED***
Share in the issuer's chartered capital: ***19,36 %***
Share of the issuer's ordinary shares: ***19,36 %***

Full company name and abbreviation: ***PLANETARY ALIGNMENT LTD.***
Share in the issuer's chartered capital: ***15 %***
Share of the issuer's ordinary shares: ***15 %***

Full company name and abbreviation: ***Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's chartered capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

The list as for the date of 7 .05. 2004:

Full company name and abbreviation: ***BODMIN INVESTMENTS LIMITED***
Share in the issuer's chartered capital: ***14,45 %***
Share of the issuer's ordinary shares: ***14,45 %***

Full company name and abbreviation: ***PLANETARY ALIGNMENT LTD.***
Share in the issuer's chartered capital: ***17,61 %***
Share of the issuer's ordinary shares: ***17,61 %***

Full company name and abbreviation: ***Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's chartered capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

The list as for the date of 13 .05.2005:

Full company name and abbreviation: ***Joint Stock Company "Siberian Coal and Energy Company" JSC "SUEC".***
Share in the issuer's chartered capital: ***43,44 %***
Share of the issuer's ordinary shares: ***43,44 %***

Full company name and abbreviation: ***Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's chartered capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

The list as for the date of 14 .11. 2005:

Full company name and abbreviation: ***Joint Stock Company "Siberian Coal and Energy Company" JSC "SUEC".***
Share in the issuer's chartered capital: ***43,48 %***
Share of the issuer's ordinary shares: ***43,48 %***

Full company name and abbreviation: ***Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's chartered capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

The list as for the date of 30 .03. 2006:
Full company name and abbreviation: ***Joint Stock Company "Siberian Coal and Energy Company" JSC "SUEC".***
Share in the issuer's chartered capital: ***43,48 %***
Share of the issuer's ordinary shares: ***43,48 %***

Full company name and abbreviation: ***Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's chartered capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

The list as for the date of 12 .05. 2006:
Full company name and abbreviation: ***Joint Stock Company "Siberian Coal and Energy Company" JSC "SUEC".***
Share in the issuer's chartered capital: ***43,48 %***
Share of the issuer's ordinary shares: ***43,48 %***

Full company name and abbreviation: ***Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's chartered capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

6.6. Information about the deals made by the issuer, in which it had an interest

In the reporting quarter regulatory bodies of the JSC "Kuzbassenergo" did not approve any deals which cost is 5% and more percents of the balance value of assets in which the issuer had an interest.

The Board of Directors approved 3 transactions with the JSC "System operator –Central Dispatching administration of the United Energy System" to the total amount RUR 25 643 thousands.

6.7. Information about the amount of accounts receivable

Accounts receivable structure by 30.06.2006

Accounts receivable type	**Date of payment**	
	Less a year	**Less a year**
Buyers and customers' accounts receivable debts, RUR	787 455 000	155 551 000

Including overdue , RUR	500 345 000	0
Accounts receivable in bills receivable, RUR	672 938 000	0
Including overdue , RUR	0	0
Founders' accounts receivable in chartered capital stock payment, RUR	0	0
Including overdue , RUR	0	0
Accounts receivable in paid out advanced money, RUR	443 815 000	842 000
Including overdue , RUR	13 609 000	0
Other accounts receivable, RUR	375 555 000	126 927 000
Including overdue , RUR	80 404 000	0
Total, RUR	**2 279 763 000**	**283 320 000**
Including total overdue , RUR	594 358 000	0

During the reporting quarter the JSC "Kuzbassenergo" accounts receivable reduced by RUR 281 146 thousands or by 9,9%, including due to:
-buyers and costumers – by RUR 225 035 ;
- advances paid to suppliers and contractors – by RUR 151 902.

The debtors who is to pay not less than 10% of total accounts receivable:

Debtor's full company name	Kemerovo join-stock company "Azot"
Debtor's abbreviated company name	KJSC "Azot"
Address	650099, Kemerovo, Predzavodskoy village
Accounts receivable amount, RUR	326 179 000
The amount and terms of overdue accounts receivable (interest rate, penalty provision, fines)	4 000
Affiliation	Not affiliated person
Issuer's Market Share in chartered capital of affiliated person	0
Affiliated person's equity fraction belonging to issuer	0
Affiliated person's Market Share in issuer's chartered capital	0
Issuer's equity fraction belonging to affiliated person	0

VII. The Issuer's accounting reports and other financial information

7.1. The issuer's annual accounting reports
Annual accounting report for the year 2005 was not included in the body of the quarterly report of the Issuer for the II quarter of the year 2006.

7.2. The issuer's quarterly accounting reports for the last completed fiscal quarter
Quarterly accountability for the 1st quarter of 2006 is re presented by the:

- ***balance sheet (form № 1);***
- ***profit-and-loss statement (form № 2);***

Quarterly accountability for the 1st half year 2006 is included in the report as appendix 1.

7.3. Consolidated accountability of the issuer for one complete fiscal year
Consolidated accountability of the issuer for the year of 2005 is reflected in:

- ***balance sheet (form № 1);***
- ***profit-and-loss statement (form № 2);***
- ***statement on changes in the capital (form № 3);***
- ***cash flow statement (form № 4);***
- ***Appendix to the balance sheet (form №5);***
- ***Auditor's opinion.***

Consolidated accounting report for the year 2005 is included in the report as appendix 2.

Consolidated financial accountability for the year 2005, drawn up in accordance with International Financial Accountability Standards, is included in the report as appendix 3.

7.4. **Information about the account policy of the issuer**

Basic provisions of accounting and tax policy of the JSC "Kuzbassenergo" for the year 2006

1. Basic provisions

1.1. This present provisions was developed in accordance with the requirements of the accounting, tax and civil legislation and applies to the JSC "Kuzbassenergo", his subsidiaries and affiliated companies. .

1.2. Accounting and tax keeping in the executive apparatus of the Company, in subsidiaries and in the representative office is carried out by accounting services headed by the chief accountants.

1.3. Subsidiaries and representative office shall present to the executive body of the Company incompleted reports subject to further balancing and processing, also calculation of the separate taxes to submitting to the higher echelons and taxation bodies.

1.4. Subsidiaries and affiliated joint stock companies shall to keep accounting singly, also to make up balances and other accountings reports, to pay tax and fees in accordance with law in force.

2. Accounting policy forming order.

2.1. Accounting policy of the Company is formed due to admissions applied in accounting keeping and reporting (par. 6 of PBU 1/98):

- *property isolation;*
- *continuity of the Company's activity;*
- *sequence of accounting policy applying;*
- *temporary determinacy of factors of economic activity.*

3. Book keeping ways:

3.1. Ways of accounting keeping chosen by the Company under accounting policy forming must be applied by all subsidiaries and representative offices independently from their location.

4. Order of accounting arrangement and keeping.

Manager and Chief accountant of the Company, also managers and chief accountants of subsidiaries and representative office must adhere:

4.1. In organizing and bookkeeping, making and submitting of accounting reports shall be maintained the principle requirements of accounting policy: completeness, timeliness, discretion, priority of the contents, consistency and rationality (p. 7 PBU 1/98).

4.2. Accounting of property, liabilities and business transactions shall be recorded on the related accounts of accounting included in the approved Unified working plan of the accounting accounts of the Company (Appendix № 1 to this present Provisions), developed on the ground of the approved Order of the Ministry of Finance of Russian Federation dd. 31.10.2000 №94n "Plan of accounts of the accounting pf financial and economic activity of the company" including the software functionality used in the company.
The Company's accounting registers shall to be drew up in the format stipulated by the software being a ground of the Company's book-keeping.

4.3. Accounting of property (except for the fixed assets), liabilities and business transactions is carried out in RUR including kopecks without rounding-off. Fixed assets shall be accounted in rubles. Amounts difference of such rounding-off shall be added to the account 91 "Other profits and losses" in composition of unrealized profits (losses).

4. 4. Documentation of business transactions, their reflection in the registers of accounting shall be carried out strictly on time without any omissions and withdrawals according to the Provisions on documents and documents circulation in book keeping (Order №105 dd. 29.07.83 of the MF of USSR), on the ground of schedules of accounting document circulation.

Output forms of accounting registers (ledger, order-books, payment and losses statements etc.) created by means of computer engineering are printed every month and subscribed by the executive and chief accountant (or by the deputy person). Chief accountant bears responsibility for information safety (on paper and on computer carriers).

4.5. Primary accounting documents are accepted to the account if they are made under the form contained in albums of unified forms of the primary accounting documentation. Documents, which form it is not stipulated in these albums, should contain the following obligatory essential elements :

- *name of document;*
- *date of document drawing up;*
- *name of the institution on whose behalf the document was drew up;*
- *contents of business transaction;*
- *gauges of business transactions in natural and monetary terms;*
- *name of authorities responsible for business transactions and its drawing up validity;*
- *personal signatures of the aforementioned persons and their full names.*

Suggested forms of the singly developed documents, as modified unificated forms of the documents applied in the business activity are in the Appendix 2.

To account for the forms of the strict accounting as at the balance account 50 "Cash", a subaccount "monetary documents", as also at the below-line balance account 006 "Strict accounting forms" (by the actual cost of the cost outlay to their purchase).

Analytical accounting according the account 006 "Forms of the strict accounting" is carried out by every type of forms of the strict accounting and their keeping places. The forms of the strict accounting are as follows:

- *owned paper forms*
- *work-books forms*
- *loose leaves in the work-book's forms.*

4.6. Documents circulation's rules of Company aimed to book keeping and reporting shall be regulated by the documents circulation's schedule approved in the executive body, also in subsidiaries and affiliated companies. Documents circulation's schedule fixes terms the initial accounting and other documents to be rendered to the Accounting department of the Company.

4.7. The Company represents the annual accounting report in accordance with the chartered documents to the founders, the Company's participants or its property owners, also to the territory authorities on state statistics according to the place of their registration. Other executive authorities, banks and other users get the accounting report in accordance with the RF legislation in force.

Terms and volumes of accounting reports subject to granting to the executive body by the subsidiaries and affiliated companies shall be fixed by Chief Accountant of the Company.

4.8. Annual accounting reports of the Company shall to be examined and approved by the general meeting of shareholders, also shall be rendered in accordance with terms and addresses provided by the art. 15 of Federal Law №129-FZ dd.21.11.1996 "On accounting" (edition dd. 30.06.2003).

4.9. Directors of the Company have power to sign the initial accounting documents in accordance with regulatory documents of the Company. Directors of subsidiaries, representative offices and departments have power to sign the initial documents under their power of attorneys issued by the Company or under regulatory documents of the Company as it follows from their functions execution.

4.10. Documents used to form business transactions with monetary funds (on accounts and in cash of the company) shall be signed by the general director of by chief accountant, also may be signed by their deputies on corresponding items or by authorized persons (in subsidiaries – by directors and by chief accountants, and/or by persons authorized by the regulatory documentation).

4.11. Contents of the registers of accounting, tax and internal accounting reporting are the commercial classified information.
Persons who have gained access to the information contained in the accounting registers and in the internal accounting reports have to keep commercial classified information. They bear responsibility prescribed by the legislation of Russian Federation for disclosure of information.

4.12. Chief accountants of subsidiaries and of the representative office in accordance with Federal Law on accounting and reporting in RF, exercise supervision of the operation's reflection, submitting of operative information, accounting reports drawing up in accordance with the fixed terms , exercising (together with other bodies) of analyses of financial and economic activity obey directly to the director , and on matters concerned accounting arrangement, reports drawing and tax payment, order and methods of supervision to the chief accountant.

4.13. Directors and chief accountants of subsidiaries and representative office are responsible for accounting and tax arrangement and keeping, also conformity of business transactions to the legislation in force (art. 6 of the Federal Law On accounting №129 – FL)).

5. Book keeping methods
5.1.Fixed assets accounting

5.1.1. Fixed assets in particular the part of the Company property agreeable to the standards of par. 4 of PBU 6/01 "Fixed assets accounting" (Order of MF RF №26n dd. 30.03.2001 (ed. 18.05.2002), also to methodological recommendations on fixed assets accounting (Order of MF RF №91n dd.13.10.2003) are as follows:

- *buildings;*
- *constructions;;*
- *working and power machines and equipment;*
- *measuring and adjustment devices and equipment;*
- *computer techniques;*
- *transport;*
- *instruments;*
- *production and household equipment and items;*
- *plough, productive and pedigree cattle;*
- *perennial plantations;*
- *interfarm roads;*
- *other fixed assets;*
- *capital investments on radical improvement of the grounds;*
- *capital investments in the rented objects of the fixed assets;*
- *lands, plots, objects of nature management (being in the property of the company).*

Long-term special editions of technical content are in the structure of the fixed assets (i.e. SNIP (Construction norms and regulations), collections, reference books etc). Acquired book editions with a term of using less than one year contained reference information of temporal keeping are not referred to the objects of the fixed assets and shall to be wrote of to the expenses as other expenditures in the moment of their transfer to maintenance. Writ-off of the book editions of temporal keeping (not to be reordered in the inventory book) shall to be exercised by authority of the director of the branch according to the act on writing off.

5.1.2. Fixed assets acquired for further sale shall to accounted at the account 41 "Goods".

5.1.3. To define composition and classification of the fixed assets it's necessary to guide the All-Russian classifier of fixed assets (OK-013-94) approved by Resolution of the State Committee of RF on standards dd. 26.12.94 №359 (ed. dd. 14.04.1998).

Drawing up of acceptance of the fixed assets in the property composition of the Company is under authority of acceptance committees. The committees are created according the orders:

- *in the executive apparatus;*
- *in the subsidiaries.*

5.1.4. Inventory object shall be regarded as a unit of accounting of the fixed assets that is the object with all adjustments and accessories or separate constructively detached object subject to some single functions fulfillment, or separate complex of constructively jointed objects as an integration subject to the defined work fulfillment (par. 6 PBU 6/01 of Provisions on accounting "Fixed assets accounting" (Order of MF RF №26n dd.30.03.2001(ed. dd. 18.05.2002).

Inventory cost of the fixed asset's objects, i.e. computers shall be determined as a sum of the price of all devices (system block, monitor, printer, keyboard, mouse etc.) subject to work. Components and peripherals devices purchased as a change of the worn out shall be accounted as spare parts on the corresponding sub account of the account 10 "Materials".

5.2. **Fixed assets valuation's ways**

5.2. 1. at the acceptance to accounting the objects of the fixed assets are valuated by the next ways:

a) at the purchase of the fixed assets subject to payment- at a rate of actual expenses of the company for the purchase, defined according to par. 8 PBU 6/01 " the Fixed assets accounting " and gathered preliminary on the account 08 " Investments in non circulating assets ", the sub account " Purchase of separate objects of the fixed assets ";

b) at construction of the fixed assets by the contract organizations and own-account construction - at a rate of actual expenses for the finished and putted out capital construction according to Provisions on accounting, of long-term investments, authorized by the Order of MF of Russian Federation dd. 30.12. 1993 № 160, gathered preliminary on the account 08 " Investments in non-circulating assets " by one object the subaccount " Construction of separate objects of the fixed assets ";

c) at earning of the fixed assets as investments in the authorized (pooled) capital – in monetary valuation approved by the incorporators (participants) if otherwise is not stipulated by the legislation of the Russian Federation (par. 9 PBU 6/01). The note in the debit of account 08 "Investments in non-circulating assets", subaccount "Acquisition of separate objects of the fixed assets" in the correspondence with an account 75 "Payments with incorporators" is necessary. On the debit of account 08 "Investments in non-circulating assets", subaccount "Acquisition of separate objects of the fixed assets" expenses (including transport and other delivery works) concerned the fixed assets earnings in the chartered capital shall be reflected;

d) at gratuitous acquisition of the fixed assets from the legal entities and natural persons also on posting of

the fixed assets revealed as surplus over the results of privatization at the market price as for the date of posting. On gratuities acquisition the note in the debit of account 08 "Investments in non-circulating assets", subaccount "Acquisition of separate objects of the fixed assets" from the credit of the account 98 "Further incomes" is made according to corresponding analytics.

On the debit of account 08 "Investments in non-circulating assets " the subaccount " Acquisition of separate objects of the fixed assets " the expenses (including transport and other delivery works, registration fees and other expenses) concerned the gratuitous receipt of the fixed assets also are reflected. In process of amortization charge at the gratuitously acquired fixed assets, simultaneously, at a rate of charged amortization, records on the debit of account 98 " Further Incomes " according to corresponding analytics and to the credit of account 91 " Other profits and losses" in the composition of extraordinary incomes are made.

At the surplus posting over the results of inventory a record on the debit of account 01 "Fixed assets" from the credit of account 91 "Other profits and losses" is made.

Not accounted real estate revealed in the process of inventory shall be charged in the composition of the fixed assets after the documents submittal to the State registration.

To determine a current market cost the data on the cost of the same fixed assets acquired in written form from the companies – producers may be used; information on the cost level being at the disposal of the State statistics authorities, trade inspections, also mass media and special literature; expert reports on the cost of the single objects of the fixed assets being in force as for a date of taking into account must be proved documentary

or by way of expertise making (par. 29 Methodical recommendations on the fixed assets accounting (Order of MF RF №91n dd. 13.10.2003);

e) acquisition of the fixed assets under the contracts providing execution of liabilities (payment) by nonmonetary assets at the cost of values transferred or subject to transfer to the Company according to the price which in comparable circumstances the Company usually determines cost of the similar values (par. 11 PBU 6/01);

f) Contract value shall be recognized as the value of the fixed assets acquired under exchange contracts which fixes the contract value of the exchange property.

5.2.2. Expenses on loans and credits (interests etc.) due to the fixed assets acquisition shall be included in the initial value of the fixed assets in accordance with par. 23, 31 of Accounting Provisions "Accounting of loans and credits, also their performance expenses" PBU 15/01 (Order of MF №60n dd.2.09.2001).

5.2.3. Expenses (income) on acquisition of the objects of the fixed assets arisen after its acceptance to accounting (cost and price difference, nonreimbursable taxes etc.) shall be accounted on the account 91 "Other profits and losses" in composition of extraordinary expenses (incomes) according to the corresponding analytics.

5.2.4 Changes in initial cost of the fixed assets shall be only in cases of completion, after equipment, reconstruction and modernization, partial liquidation and revaluation of the fixed assets.

5.2.5. Complex or partial revaluation of groups of similar objects of the fixed assets over the current (replacement cost) by way of indexation or direct converting according to documentary approved market costs is carried out one a year (as for the 1 January of the reporting year) on the ground of the single Order of the Company, and further is carried out regularly (every year).

Revaluation sum of the fixed asset's object resulted to revaluation shall be charged on the account 83"surplus capital" in amount charged minus its discount fulfilled the previous reporting periods and transferred to the account of profits and losses as operational expenses.

Revaluation sum of the fixed asset's object equal to the sum of its discount fulfilled the last previous periods and transferred to the account of profits and losses as expenses shall be transferred to account 91 "Other profits and losses" in composition of operational profits.

Discount sum of the object of the fixed assets shall be referred to the additional capital decreasing composed

due to revaluation's sum of this object in the previous reporting periods (par. 15 PBU 6/01, ed. 18.05.2002). Excess of the discount sum of the object of the fixed assets over the sum of its discount related to the additional capital resulted the revaluation spent the previous periods shall be referred to the account 84 "Non distributed profits (uncovered loss)".

5.2.6. Sum of revaluation (discount) arose from revaluation of the fixed assets of the subsidiaries shall be transferred to the executive body of the Company on debit (credit) of account 79 "Intraeconomic payments" on subaccount " Payments on allocated property".

5.2.7. At the object of the fixed assets withdrawal the sum of its revaluation shall be transferred from the account 83 "surplus capital" to the account 84 "Non distributed profits (uncovered loss)" in composition of profit of the reporting period (par. 15 PBU 6/01).

5.2.8. Valuation of the fixed asset's object which cost under acquisition is expressed in foreign exchange shall be realized by way of the sum conversion according to the rate in force of Central Bank of Russia by the date of the object charge to account 01 "Fixed assets".
Furthermore the rate difference shall be accounted on debit (credit) of account 08 "Investments in noncirculated assets" in the credit (debit) of account 91 "other profits and losses" in composition of the extraordinary expenses (profits) (par. 16 PBU 6/01).

5.2.9. Gratuitous transfer and sale of the fixed assets to the third-party companies and natural persons, charge-off of underamortization fixed assets from the balance due to their unfitness to use, also deficient fixed assets revealed under inventory or stolen shall be carried out according to the written order of the JSC 'Kuzbassenergo" prepared by the Department on capital management together with visas of corresponding services.
The document shall be subscribed by Deputies general director to the proper place:
- *fixed assets of nonindustrial activities (Housing and communal services, catering, autotransport etc.) – by the first deputy general director on common problems;*
- *industrial fixed assets – by the deputy general director, technical director;*

Charge-off from the balance of the amortized fixed assets due to their unfitness to use, also partial liquidation of the fixed assets shall be carried out on resolution of director of subsidiary or representative office.
In the process of charging-off from the balance of the underamortized fixed assets, VAT falling at the underamortized part without revaluations shall be restored.
Stocks of materials and capital equipment remained due to discount of unfit to reconstruction and further use of the fixed assets shall be debited at the market price as for the date of the fixed assets object's discount together with transfer to account 91 "Other profits and losses" in composition of operating profits.

5.2.10. Depreciated cost of the retired object of the fixed assets from the credit of account 01 "Fixed assets" shall be withdraw to the debit of corresponding subaccount of account 91 "Other profits and losses":
- *in composition of operating expenses in case of the fixed asset's retire due to sale, charge-off in case of moral or material depreciation;*
- *in composition of extraordinary expenses in case of the fixed asset's retire due to gratuitous transfer.*

Retire of object of the fixed assets transferred on account of investments in the authorized (polled) capital, pay fund in amount of its depreciated cost shall be reflected on debit of account of expenses accounting and credit of account of he foxed assets accounting.
If the object of the fixed assets has not depreciated cost (fully amortized), amount of the conditional value shall be reflected in bookkeeping as operating profits in the line 09010 of the form 2 "Report on profits and losses".

5.2.11. Expenses on the fixed assets charge-off due to accidents, natural disasters and others emergency situations shall be reflected in bookkeeping of reporting period in composition of emergency expenses.

5.3. Amortization of the fixed assets

5.3.1. The method of amortization of the objects of fixed assets is linear, reasoning from the dates of the effective use of these objects. The amortization of the objects of fixed assets, taken on accounting before 01.01.2002, is accrued in accordance with the Regulation of the USSR Council of Ministers from 22.10.1990 № 1072 "About the unified standards of amortization charges for the complete reconstruction of fixed assets of the economy of the USSR". The amortization of the objects of fixed assets, taken on accounting since 01.01.2002, is accrued in accordance with the Regulation of the Government of RF from 01.01.2002 № 1 "About the classification of fixed assets included in the amortization groups".

5.3.2. The amortization of the objects of real estate property, capital investments of which are completed, all primary acceptance instruments are drawn up, the documentation is handed over the state registration and practically put into operation, is accrued in accordance with the established procedure – since the first day of the month, following the month of setting the object into operation. The objects are regarded as the objects of fixed assets.

5.3.3. The objects of fixed assets at the cost of up to RUR 10 000 per unit are charged off according to the item "Amortization" as far as they are put into production or operation. This operation is mentioned in accounting on debit of accounts of inputs account (selling costs) and account credit 01 "Fixed assets" and drawn up by the Act of charging off according to MB-8 form. Such objects are reckoned in the record keeping at the cost of 0. In case of modernization (reconstruction) of these objects, the modernization (reconstruction) expenses are charged to the increase of the cost of the object and amortized in accordance with the established procedure.

The executive body, affiliated companies and the representative office control the movement of these objects in order to ensure their safety in the process of production and operation. Records management of these objects in places of their operation is kept in "The bill of assets at the cost of up to RUR 10 000, put into operation" according to the suggested form, apart from the fixed assets, depreciated in accordance with the established procedure (Appendix 2 to the present Regulation). Accounts department and persons in charge control the correspondence between the records in the bill and inventory sheets.

The retirement of the objects at the cost of up to RUR 10 000 is drawn up by "The Act of retirement of fixed assets at the cost of up to RUR 10 000", according to the suggested form (Appendix 2 to the present Regulation).

5.3.3. The objects of fixed assets at the cost of up to RUR 10 000 per unit are charged off according to the item "Amortization" as far as they are put into production or operation. This operation is mentioned in accounting on debit of accounts of inputs account (selling costs) and account credit 01 "Fixed assets" and drawn up by the Act of charging off according to MB-8 form. Such objects are reckoned in the record keeping at the cost of 0. In case of modernization (reconstruction) of these objects, the modernization (reconstruction) expenses are charged to the increase of the cost of the object and amortized in accordance with the established procedure.

The executive body, affiliated companies and the representative office control the movement of these objects in order to ensure their safety in the process of production and operation. Records management of these objects in places of their operation is kept in "The bill of assets at the cost of up to RUR 10 000, put into operation" according to the suggested form, apart from the fixed assets, depreciated in accordance with the established procedure (Appendix 2 to the present Regulation). Accounts department and persons in charge control the correspondence between the records in the bill and inventory sheets.

The retirement of the objects at the cost of up to RUR 10 000 is drawn up by "The Act of retirement of fixed assets at the cost of up to RUR 10 000", according to the suggested form (Appendix 2 to the present Regulation).

5.3.4. Amortization of the following objects is not accrued:

- housing resources (par.17 PBU 6/01);
- objects of external accomplishment (par.17 PBU 6/01);
- productive cattle (par.17 PBU 6/01);
- perennial plantations (par.17 PBU 6/01);
- lands (par.17 PBU 6/01);
- objects of nature management (par.17 PBU 6/01);
- fixed assets, received before 01.01.2000 under contracts of donation and gratis in the process of

privatization;

- books, brochures and other editions.

5.3.5. The process of amortization accrual can be interrupted by the decision of the director of the affiliated company in the period of restoration (repair, modernization, reconstruction) of the objects of fixed assets, that lasts more than 12 months, and in case of their temporary closing-down for the period of more than 3 months under the order of the JSC "Kuzbassenergo" (par.23 PBU 6/01).

5.3.6. Accrued amortization of the objects of fixed assets of production purposes under the account credit 02 "Depreciation of fixed assets" control account "Accrued amortization" is sent to finance capital investments of production purposes as a record in debit of account 02 "Amortization of fixed assets" control account "Accrued depreciation" from credit 02 "Amortization of fixed assets" control account "Amortization of capital investments".

The off-balance account with the acceptance (transfer) of the funding source among the affiliated companies under off-balance aviso is kept, when nesting at the cost of inter-branch amortization redistribution

5.3.7. Capital investments in the borrowed objects of the fixed assets are amortized as follows:

Capital investments which cost are subject to reimbursement by the leaser to the lessor shall to be depreciated by the lessor in the order similar to the restarting up after reconstruction, modernization or technical reequipment (in case if the JSC "Kuzbassenergo" act as a lessor), that must be stipulated by the lease contract;

Capital investments produced by the lesser by approbation of the lessor and in accordance with the terms of the lease contract, which cost is not reimbursed by the lessor must be amortized by the lesser within the period of validity of the lease contract from the amount of the amortization calculated subject to useful life defined for the leased objects of the fixed assets in accordance with the Classification of the fixed assets approved by the Government of Russian Federation (if the JSC "Kuzbassenergo" acts as a leaser).

5.3.8. In case of rebuilding, reequipment , reconstruction, modernization, partial liquidation and revaluation of an object of the fixed assets the amortization must be calculated subject to the depreciated cost of the fixed assets by the date of its making and months number rest to the fixed assets maintenance termination.

If a useful life of the fixed asset's object grew after rebuilding, reequipment, reconstruction, modernization than the rest months number to the fixed assets maintenance is possible.

Acceptance of the finished works in rebuilding, reequipment, reconstruction, modernization of the fixed assets shall to be formed by the corresponding act.

5.4. Procedure of accounting and financing of the fixed assets repair

5.4.1. For a current fiscal year the reserve for repair work is created on account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes" at the rate established by the estimate of expenses of the annual standard of repair cost, including it into production costs monthly (accounts 23, 25, 26) at the rate of 1/12 of annual estimate. The reserve is created to include expenses for all types of repair work of fixed assets of production purposes into production costs.

At year end the adjustment of the repair reserve is performed :

- *extra reserved money for the repair of fixed assets (as a result of inventory taking) is reversed an entry.*
- *in case of stress of reserve money for repair of fixed assets, extra charge takes place under debit of accounts of the records of production costs and on account credit 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes".*

Account of repair expenses is carried out separately according to the types of repair (thorough repairs and current repairs) and methods of carrying out (contract and household).

All the expenses for repair of fixed assets of production purposes, carried out with the help of:

- household method – are accounted object by object on account 23 "Auxiliary processes" under control accounts "Thorough repairs of fixed assets using the household method" and "Current repairs of fixed assets using the household method". Later they will be put in corpore into debit of account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes" every month.

- contract method – are put in corpore from account credit 60 "Settling with suppliers and contractors" on the corresponding control accounts into debit of account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes"

In case of stress of reserve money for repair of fixed assets (including leasehold assets) of production purposes, debit balance on account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes" is mentioned in the line of the balance "Other production costs and resource" at the end of month

Expenses for repair of fixed assets of non-production purposes are charged off from the credit of corresponding control accounts of account 23 "Auxiliary processes" or account 60 "Settling with suppliers and contractors" into debit of account 29 "Attendant production and households" without fund creation .

5.5. Account of intangible assets.

5.5.1. Intangible assets include the objects of intellectual property under all implemented terms, mentioned in par.3 PBU 14/2000 " Account of intangible assets"(The Order of Ministry of Finance of the RF from 16.10.2000 № 91n).

5.5.2. To be taken on accounting the objects of intangible assets are valued in the following ways:

a) intangible assets acquisition subject to payment – at the rate of actual expenses of the Company for the acquisition of the assets, defined in accordance with par.6 PBU 14/2000 " Account of intangible assets"(The Order of Ministry of Finance of the RF from 16.10.2000 № 91n), collected preliminarily on account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets";

b) creation of intangible assets by the Company itself – at the rate of actual expenses for creation and production except for value added tax and other refundable taxes, collected preliminarily on account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets"(par.7 PBU 14/2000);

c) deposition of intangible assets in the authorized (polled) capital – in pecuniary valuation, coordinated by founders (members), if nothing else is provided by the Legislation of RF (par.9 PBU 14/2000).A preliminary record is made in debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets" in correspondence with account 75 "Settling with founders". The expenses connected with deposition of intangible assets in chartered capital are mentioned as well on debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets";

d) non-repayable donation of intangible assets from legal and natural persons - at the common rate at the date of posting. A record in debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets" from account credit 98 "Revenue of next periods" is made. The expenses connected with non-repayable donation of intangible assets are mentioned as well on debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets". The information about the prices, established at the date of taking on accounting, is confirmed authentically or by examining.

By amortization accrual of such intangible assets at the same time at the rate of accrued amortization the records are made on debit of account 98 "Revenue of next periods" in corresponding analytics and account credit 91"Other profits and losses" in non-disposal revenue;

e) acquisition of intangible assets under the contracts, providing for discharge of obligations (payment) with

non-monetary funds – at the cost of values, transferred or being subject to transfer by the Company, set reasoning from the price that is fixed by the Company for similar values in similar circumstances (par.11 PBU 14/2000);

f) the cost of intangible assets is the contract value; the assets received under contracts of exchange which fix the contract value of exchanged property;

5.5.3. Amortization of all groups of intangible assets is carried out with the linear method, based on the standards calculated on the basis of the period of the effective use of the objects of intangible assets, using account 05 "Amortization of intangible assets" (par.15, 16, 21 PBU 14/2000).

5.5.4. The period of the effective use of intangible assets is defined independently when the object is taken on accounting, reasoning from the expected period of use of an object, when it is possible to collect revenue. The expected period of the effective use should not exceed the period of validity of a patent, a licence and other legal documents and limits on the use of the objects of intellectual property according the present legislation of Russian Federation (par.17 PBU 14/2000).

If it is impossible to define the period of the effective use of intangible assets, the standards of amortization charges are set counting on 20 years (but it should not exceed the period of functioning of the Company).

5.6. Lease of fixed assets

5.6.1. The leased property is mentioned apart in accounting. All the leased property expenses are carried out on account 90 "Selling". Depreciation of leased property is mentioned on account credit 02 "Amortization of the fixed assets" and debit of account 90 "Selling".

Full payback of the objects (including local taxes: acre-shot, tax on property, etc.) should be provided in lease contracts.

If under the lease contract of the fixed assets the lessor settles up with the communal services suppliers, the lesser must compensate a full cost of these services according to the invoice issued by the lessor. In case of lease of a part of the fixed asset's object of the lessor, a share of communal expenses fallen at the leaser shall to be defined by the measuring devises or in case of their lack as a ratio of a part of an area of the fixed asset's object occupied by the leaser to the total area of an object of the lessor's fixed assets.
The lessor shall to pay off communal services against the invoices issued to him by the communal services suppliers than he must invoice it to the leaser.
Compensation for communal services received by the lessor from the lease is not a profit, but a reimbursement of expenses amount produced by the lessor.

5.6.2. Account of leased fixed assets is kept on off-balance account 001 "Leased fixed assets" according to the valuation, fixed in lease contracts. Analytic account is kept regarding lessors and every object of leased fixed assets.

5.6.3. . Lease contract defines the period of leasing of fixed assets, the amount of rental fee, the terms of the keeping and repair work, valuation changes as a result of thorough repairs, and procedure of settlements.

5.6.4. The property, purchased for leasing and profit earning, is mentioned in accounting on account 03 "Income investments in stocks of materials and capital equipment".

5.6.5. Lease contracts of the fixed assets shall to be coordinated with the Deputy general director of the JSC "Kuzbassenergo" on corporate governance and visaed by the corresponding authorities.

5.7. Account characteristics of the investments in non-circulating assets.

5.7.1. Running expenditures on the CCO capital construction objects) ((wage cost, travel expenses) are covered at the expense of the funds, aimed at financing of capital construction and included in the inventory cost of exploited objects (par.1.4. of the Regulation on accounting of long-term investments, confirmed by the Order of the Ministry of Finance of RF from 30.12.93 №160).

5.7.2. Every month running CCO expenditures of the executive body are distributed among the affiliated companies pro rata average monthly expenditures (AME) volume of affiliated companies in accordance with the coefficient, calculated as in the ratio of AME volume of an affiliated company for the reporting month and total AME volume of the Company for this month.

5.7.3 Capital construction expenses are included in inventory cost of objects of capital investments at taking them on accounting. They are classified by par.3.1.7. of the Regulation on accounting of long-term investments, confirmed by the Order of the Ministry of Finance of RF from 30.12.93 №160 as the expenses not leading to the increase in the cost of fixed assets.

5.7.4. If the Company has shares when the construction is under way, the transfer of monetary funds or property to the chief builder on the basis of share holding is reflected as a accounts receivable of this construction by the record in debit of corresponding control account of account 76 "Settling with various debtors and creditors" in correspondence with accounts of accountability of monetary funds or property.

When the construction (or it's part) comes to an end the corresponding expenses are taken on account by the record from account credit of the corresponding control account 76 "Settling with various debtors and creditors" in debit of account 08 "Investments in non-circulating assets", control account "Construction of the objects of fixed assets".

5.7.5. If the Company is the chief builder, the money, received from the builders who have shares, is mentioned as money for purpose financing on debit of account 86 "Purpose financing" in correspondence with accounts of accountability of monetary funds or property.

5.7.6. Account of NIOKR in the Company is carried out in accordance with the Regulation on accounting "Account of expenses for research engineering, development and technological activity" (PBU 17/02) (approved by the Order of the Ministry on Finances dd. 19.11.2003 №115n).

The expenses for research engineering, development and technological activity are recognized in accounting if:

The sum of the expense can be defined and confirmed;

There is documentation that proves execution phase;

The results of the activity used in production and operation will lead to revenue in future;

The use of results of research engineering, development and technological activity can be demonstrated.

The expenses for research engineering, development and technological activity according to the par. 4 of PBU 17/02 don't contain:

The company's expenses on nature resources development;

Expenses on development of production, new companies, plants, aggregates (start costs);

Expenses on development of manufacturing work;

Expenses concerned the improvement of production technology together with improvement of product quality, change in the product's designing and other operational attributes realized during the manufacturing (technological) process.

The expenses for NIOKR are mentioned in accounting on account 08 "Investments in non-circulating assets" (par.5 PBU 17/02).

The expenses for NIOKR, which results are subject to legal safeguard and drawn up in accordance with legislation order (patents, licenses and other documentation are received to attest the exclusive right of the Company to possess the results of NIOKR), can be considered intangible assets at the account 04 'Intangible assets" (par. 4 PBU 14/2000).

The expenses for NIOKR , which results are not drawn up in accordance with established procedure, are charged off from account credit 08 "Investments in non-circulating assets" for the expenses for usual activities using the linear method during the fixed period (par. 11 PBU 17/02).

The expenses for NIOKR, which results were not satisfactory, and the results of NIOKR which use was stopped, are drawn up by the decision of PTO of an affiliated company.

The decision can be viewed by the service of PTO of the executive body and with the written permission of the technical director. The expenses are charged off at a time in non-disposal expenses of the reporting period.

If in the process of NIOKR fulfillment a positive result not being subject to legal safeguard, that is going to be used in production or in management, such expenses for NIOKR also shall to be accounted reflected at the account 04 "Intangible assets".

The period of charging off the expenses for NIOKR is set within 2 years.

5.7.7. The objects of the incompleted capital construction, which construction was stopped and won't be carried out because of lack of funds in future, exposed to revaluation, the cost of revaluation is transferred from account credit 84 "Surplus earnings (dead loss)" in debit of account 83 "Surplus capital" and as a record from account credit 08 "Investments in non-circulating assets" in debit of account 91 "Other receipts and expenditures" in the sum of actual expenses incurred.

The charge off the objects of incompleted construction is carried out by phased;

Commission (including specialists of account department, technical services, material responsible persons) is created by order of the manager;

According to the commission's report the act on expediency of write-off the object of incompleted construction is drew up. Thus on the base of this act a liquidation of the object by own forces or together with contracting organization is made;

Act on writ-off (liquidation) of the object of incompleted construction is drawn up after all the works at the liquidated object. The act on write-off (liquidation) of the object of incompleted construction shall to contain information on the object's conditions as for a date of writ-off, its short individual characteristic, reference on expenditures caused by the writ-off and on stocks of materials and capital equipment income due to writ-off.

Under the liquidation of the incompleted construction, expenses accrued on the account 08 "Investments in the non circulating assets» on their construction and expenses caused by these objects liquidation are subject to writing-off in the structure of the intangible assets.

Got material and other stocks of materials and capital equipment due to the objects liquidation useful to further using are subject to posting.

5.8. Inventory accountability

5.8.1. Inventory includes assets:

- *for being used as raw material, materials, etc. in the process of production, in execution phase and rendering of service, repair work of fixed assets, building and assembly jobs, cultural and educational needs;*
- *aimed at being sold (finished commodity);*
- *aimed at being used as means of labour during the 12-month period;*
- *aimed at being used by the Company for meeting its administrative needs.*

5.8.2. Inventory, tools and household fixings used less than for 1 year-period are included in inventory on account 10 "Materials".

5.8.3. The stock-list number, worked out for a definite name of inventory, is taken as an accounting unit.

5.8.4. Taking on accounting of the inventory, its valuation is carried out in the following ways:

- acquisition subject to payment – the sum of actual expenses for acquisition except value added tax and other taxes compensated from the budget, defined in accordance with par.6, 11 PBU 5/01 ("Inventory accounting") approved by the Order of the Ministry of Finance of RF from 09.06.2001 № 44n), with the glance of the regulations of par.15 PBU 15/01 "Account of loans and lending and the expenses for their operation" with the glance of interests and other expenses for borrowed current assets (approve by the Order of the Ministry of Finance of RF from 02.08.2001 № 60n);

- making by own strength – reasoning from actual expenses, connected with the production of the inventory. Account and formation of inventory expenses is carried out in the order, established to define the net cost of applicable types of production (par.7 PBU 5/01);

- invested in chartered capital – reasoning from pecuniary valuation, coordinated by founders (members), if nothing else is provided by the Legislation of RF , with the glance of actual expenses for the delivery of the inventory and putting it in conditions for operation, according to par.6,8, 11 PBU 5/01);

- received gratis or under the contract of donation, left from retirement of fixed assets and other property and posting of the inventory, revealed as surplus as a result of inventory taking – reasoning from current market cost considering the posting date with the glance of actual expenses for the delivery of the inventory and putting it in conditions for operation (par.9, 11 PBU 5/01).

- received under the contracts, providing for discharge of obligations (payment) with non-monetary funds – at the cost of values, transferred or subject to transfer to the Company, fixed reasoning from the price that is fixed by the Company for similar values in similar circumstances. If it is impossible to define the cost of assets, transferred or subject to transfer to the Company, the cost of the inventory, received by the Company under the contracts, providing for discharge of obligations (payment) with non-monetary fund, is defined reasoning from the price, that is more suitable for acquisition of similar inventory in similar circumstances. The actual cost price of the inventory includes actual expenses for the delivery of the inventory and putting it in conditions for operation in accordance with par.6, 10, 11 PBU 5/01;

- The cost of the inventory, received under the contracts of exchange, which fix the contract value of the exchanged property, is the fixed contract value.

5.8.5. 5.8.5. The evaluation of the inventory, which cost is evaluated in foreign currency at the moment of acquisition, is estimated in rubles at the rate of exchange fixed by the Central Bank of RF on the day of taking the inventory on accounting.(par.15 PBU 5/01).

5.8.6. . The inventory received by the Company without calculated-paid documents (non-invoiced deliver) are taken on discount at the price fixed in the contract. If the price is not fixed in the contract, in order to fix it and the amount of payment or account payable, the price, used by the Company in similar circumstances with similar inventory, is tagged (par.6.1. PBU 10/99 "The Company's expenses") approved by the Order of the Ministry of Finances of RF №33n dd. 06.05.1999 (ed. dd. 30.03.2001).

After calculated-paid documents are received, the difference between the actual cost of inventory and its valuation at the moment of taking on discount is included in the same expenses accounts the inventory was charged off, and in the balance of the inventory at the store pro rata its volume.

If calculated documents of non-invoiced delivers were received a year later after the annual accounting had been performed, it means that:

a) account cost of the inventory is not changed;

b) the rate of value added tax is used in accounting in accordance with established procedure;

c) settling with a supplier is being adjusted, the difference between account cost of the inventory and its actual cost is charged off in the month, when the calculated documents were received:

- cost decrease of the inventory is mentioned on debit of account 60 "Settling with suppliers and contractors" and account credit 91 "Other expenses";

- *cost increase of the inventory is mentioned on debit of account 91 "Other expenses" and account credit 60 "Settling with suppliers and contractors" (par.41 of Methodical Instructions on the inventory accounting (confirmed by the Order of the Ministry of Finance of RF from 28.12.2001 № 119n).*

5.8.7. Goods bought for sale by retail are accounted at the value of sales on account 42 "Trading extra charge" (par.13 PBU 5/01). The amount of extra charge, falling at the remains of unrealized products, is fixed reasoning from the percentage of the cost of retired products to the cost of the accounted ones.

5.8.8. Goods bought for selling in wholesale are accounted at the acquisition cost with the glance of the expenses for provision and delivery of the products to the stores (bases) till the moment they come into the market (par.13 PBU 5/01).

5.8.9. The inventory, owned by the Company, but being delivered, or transferred to a customer to pawn, is taken on discount in value, fixed in the contract with sequential adjustment of actual cost (par.26 PBU 5/01).

5.8.10. The account of purchased fuel for energy generation is carried out at actual cost and includes: the fuel cost according to the bills of suppliers, including discounts (extra charge) because of poor (good) quality, the payment for other services provided by the supplier and commodity exchange, railway rate quotation of fuel from the shipment place to the station of destination and from the station of destination to discharge arrangements, other expenses according to par.6, 11 PBU 5/01, except the expenses of fuel-shipping department.

The expenses of fuel supply workshop for unloading, warehousing and intraoffice transference of fuel from the stores and fuel delivery for meeting technological needs are not included in the net cost. They are referred to the expenses for power generation of TTTS (par.4.7. of Methodical Instructions on fuel account at heat power plants RD 34.09.105-96).

5.8.11. On putting the inventory (except the products accounted at value of sales) in production and other type of retirement the valuation is appraised at average net cost of each type of inventory.
The average valuation of actual cost of the materials released in production or charged off for other purposes, is estimated by the defining of the actual cost of the material at the moment of its release (sliding valuation).

5.8.12. The putting into production (operation) of the inventory holdings is drawn up as a blading according to form M-11 for intraoffice transference (from one advance holder to another one).

The charging off the inventory in production, except for construction materials, is carried out on the basis of the act of charging off the equipment and other types of the inventory in suggested form (Appendix № 2 to the present Regulation).

The charging off the inventory in production is carried out on the basis of the act of charging off the inventory in suggested form with simultaneous drawing up the blading according to form M-11 for putting in production (Appendix № 2 to the present Regulation).

5.8.13. The account of special tools, special devices, special equipment and working clothes is carried out in the Company in accordance with the Methodical Instructions on accounting of special tools, special devices, special equipment and working clothes, confirmed by the Order of the Ministry of Finance of RF from 26.12.2002 № 135n.)
The list of the means of labour accounted as special tools, special devices, special equipment, used for carrying out non-standard operations (par.2 of the Methodical Instructions), is defined by the affiliated company independently reasoning from the peculiarities of the engineering procedure.
When defining the composition and groups of special equipment one should take into account the All-Russian classifier of fixed assets OK-013-94 (confirmed by the Resolution of the State Committee on standards, metrology and inspection certification from 26.12.94 № 359), and the All-Russian classifier of types of economic activity, production and services OK-004-93(confirmed by the Resolution of the Government standard of RF from 06.08.93 № 17).

Special equipment, working clothes and other means of man-to-man defense, regardless of their cost and the period of effective use, is referred to the means put into circulation (par.50 "The Regulation on bookkeeping of RF", confirmed by the Order of the Ministry of Finance of RF from 29.03.2000). These means are mentioned in control accounts 10.10 "Special equipment and working clothes at the store" and 10.11 "Special equipment and working clothes in use", open to the balance account 10 "Materials".

Bedding, tools aimed at carrying out the standard types of production (par.4 of the Methodical Instructions) and other inventory included in the means put into circulation are mentioned in account 10.9 "Inventory and household equipment"

Working clothes and other means of man-to-man defense, special equipment which can be used up to 12 months, according to the standards, are charged off in debit of accounts of expenses for production at the moment of its transference to the workers of the Company (par.21 of the Methodical Instructions)

The charge off the given working clothes, other means of man-to-man defense etc. is carried out on the basis of the act on charging off according to form MB-8 with simultaneous drawing up the blading according to form M-11 for putting in production.

If the period of operation is more than 12 months, the cost of working clothes and other means of man-to-man defense etc. is covered with the linear method reasoning from the periods of the effective use (par.26 of the Methodical Instructions).

To get working clothes, other means of man-to-man defense etc. aimed at long-term use, a worker must sign in worker's personal card (form MB-2) and in the list accounting the issue of the working clothes, other means of man-to-man defense etc. (form MB-7).

The cost of special equipment is covered with the linear method reasoning from the actual cost of the object and standards reasoning from the periods of the effective use of the object (par.24 of the Methodical Instructions). The period of the effective use of special equipment in affiliated companies is set by the permanent Commission individually for each type of special equipment.

The charge off the special equipment and working clothes is carried out in case of actual retirement (obsolescence, depreciation, selling, gratuitous assignment, investment in chartered capital of other companies, disposition in case of an emergency etc.).

5.8.14. The charge off the inventory delivered under the contract of donation or gratis is carried out on the basis of the basic document on the release of materials (the blading on the release of materials, of form M-15, the instructions on the release of materials or the order on the release of materials and "the Act of gratuitous reception- assignment of the inventory" (Appendix № 2 to the present Regulation). The materials are charged off in accordance with par.5.8.11 of the present Regulation. The cost of the donative materials is referred to the finance results of non-realized expenses (par.12 PBU 10/99 "The expenses of the Company" from 06.05.1999 № 33n, par.132 of "The Methodical Instructions on the inventory accounting" from 28.12.2001 № 119n (version of 23.04.2002).

5.8.15. Actual reserves of coal, mazut and other stock of materials are created according to the standards, confirmed by the directors of the Company. It is connected with the seasonal nature of production and energy supply.

5.8.16. The inventory, unloaded by the supplier and had not been delivered at the stores of the Company, which became the property of the Company (regardless of the fact of payment), is mentioned as the inventory that was not delivered at the end of the month.

5.8.16. The reception and posting of the materials is carried out by putting on the documents of the supplier a stamp with essential elements of the posting order (account, blading) (par.49 of "the Methodical Instructions on the inventory accounting" from 28.12.2001 №119n (version of 23.04.2002) and not by the drawing up the posting order (form M-4) if there is no discrepancy between the data of the supplier and actual data (quality and quantity).

5.8.17. The reception, storing, control and issue of ethyl alcohol is carried out in order provided by " Instruction on reception, issue, transportation and control over ethyl alcohol", confirmed by the Ministry of food industry of the USSR 25.09.85 (from here- Instruction). This Instruction covers all the types and kinds of ethyl alcohol regardless of the way of its purchase and the purpose of further use.

The reception and posting of ethyl alcohol is carried out in anhydrous calculus (in decalitres) on the basis of the Act of the form № P-24 "About the shipping and acceptance of ethyl alcohol" (Appendix № 7 to the Instruction) with the glance of data about the actual quantity of ethyl alcohol, received as a result of measuring conducted by the company officials and mentioned in the section of the Act.

The issue of ethyl alcohol to production departments and laboratories is carried out in accordance with par.2.1. of the Instruction and drawn up as a requisition according to form № P-29 (Appendix to the Instruction).

The results of acceptance and issue of ethyl alcohol carried out on the basis of corresponding posting and expenses documents are fixed in the log book of the measuring of ethyl alcohol according to form № P-23 (Appendix №4 of the Instruction), conducted by the official who is responsible for the acceptance, issue and storing of ethyl alcohol.

In accordance with the requirements of par. 2.6. of the Instruction production departments and laboratories keep records of supply and consumption of ethyl alcohol every day in the book where they fix the name and the number of industrial operations and analysis, the quantity of consumed ethyl alcohol for each operation and for a day.

The rest of ethyl alcohol at the beginning and at the end of the month is shown according to the inventory taking, that is conducted in accordance with section 6 of the Instruction on the first day of each month. The results of the inventory taking are drawn up as the acts according to form №P-27 (Appendix № 21 to the Instruction).

The declarations "About the volume of output and circulation of ethyl alcohol out of food raw material" are shown quarterly by the Company to the rating authorities and executive authorities, granted a license of this type activity, according to appendixes 2 and 7 to the Resolution of the Government of RF from 25.05.99 № 564 "About the approval of the Regulation on avowal of the production and circulation of ethyl alcohol, alcoholic and spirit-based products".

5.9. Account of financial investments.

5.9.1. The account of financial investments in the Company is carried out in accordance with PBU 19/02 "Account of financial investments", confirmed by the Order of the Ministry of Finance of RF from 10.12.2002 № 126n.

5.9.2. The financial investments of the Company include (par.3 PBU 19/02):

- *state and municipal securities, securities belonging to other companies, including debt securities which fix the date and the cost of acquittance (bonds, bill of credits);*
- *investments in the authorized (pooled) capitals of other companies (including subsidiaries and dependent companies);*
- *loans granted to other companies;*
- *deposit investments in lending agencies;*
- *accounts receivable acquired on the basis of assignment;*
- *investments under the contracts of joint venture etc.*

5.9.3. Accounting of financial investments is carried out on account 58 "Financial investments" with the division of the investments on short-term and long-term, according to the application date (maturity date) and the intentions:

- long-term investments, when the schedule data of the application (maturity) date is more than one year or the investments are made to collect revenue for more than a year;

- short-term investments, when the schedule data of the application (maturity) date is less than one year or the investments are made without the intention to collect revenue for less than a year.

5.9.4. Financial investments are taken on accounting at original cost. The original cost of financial investments, purchased subject to payment, is the sum of actual expenses of the Company for their acquisition, except for value added tax and other compensated taxes (except cases provided by the Legislation of RF about taxes and tallage).

Actual expenses for acquisition of assets in the capacity of financial investments are:

- *the sums paid to a salesman in accordance with the contract;*
- *the sums paid to the companies and other persons for information and consultation services connected with the acquisition of the mentioned assets;*
- *the bonuses paid to mediator companies or another person through whom the assets were bought in the capacity of financial investments;*
- *the expenses of the received loans and lending, made before financial investments are taken on account, at the acquisition of financial investments at the expense of borrowed current assets (par.15 PBU 15/01 "Account of loans and lending and the expenses for their operation" confirmed by the Order of the Ministry of Finance of RF from 02.08.2001 № 60n);*
- *other expenses connected with the acquisition of the assets in the capacity of financial investments.*

Actual expenses for the acquisition of the assets in the capacity of financial investments are defined according to the differences in sums if the payment is in rubles and makes the sum equivalent to the sum in foreign currency, before the assets in the capacity of financial investments are taken to the account.

5.9.5. The original cost of finance investments made in the chartered capital of other companies is the pecuniary valuation, coordinated among the founders (members) of the companies, if nothing else is provided by the Legislation of RF.

At payment of the deposition in the chartered capital with non-monetary funds on account 58 "Financial investments" the depreciated cost of transferred objects is mentioned. At the reception of the deposition in the chartered capital with non-monetary funds on account 80 "Chartered capital" the pecuniary valuation of the transferred objects coordinated by the founders is mentioned; account 58 "Financial investments" of the founder and account 80 "Chartered capital" of the receiving party will have different cost valuation.

5.9.6 The original cost of the loans given to other companies is the sum of actual transferred monitory funds or the book cost of the property, if the loan presents the property (non-monetary funds).

5.9.7. The original cost of the financial investments, deposition under the contract of joint venture is the pecuniary valuation coordinated by the partners of the joint venture.

5.9.8. The original cost of the financial investments acquired under the contracts providing for discharge of obligations (payment) with non-monetary funds is the cost of assets, transferred or being subject to transfer by the Company.

The cost of the assets , transferred or being subject to transfer by the Company, is set reasoning from the price that is fixed by the Company for setting similar costs in similar circumstances.

If it is impossible to set the cost of the assets transferred or being subject to transfer by the Company, the cost of the finance investments received by the Company under the contracts providing for discharge of obligations (payment) with non-monetary funds is set reasoning from the cost of acquisition of similar finance investments in similar circumstances.

5.9.9. The original cost of the financial investments received gratis such as securities is:

- *the current market cost on the day of the taking on account. The current market cost of securities is their market price calculated in accordance with established procedure by the trade organizer at the equity market;*
- *the sum of pecuniary valuation that can be received as a result of received securities sale on the day of their taking on account – for the securities which are not taken into account when the trade organizer at the equity market does not calculated the market price.*

5.9.10. The financial investment which help to set in accordance with established procedure the current market cost are mentioned in accounting at the end of fiscal year at the current market cost by the adjustment of their valuation on the previous fiscal date. The mentioned adjustment is carried out quarterly.

The difference between financial investments valuation at the current market cost on the fiscal date and the previous financial investments valuation is referred to the financial results (composed of operational receipts and expenditures).

Financial investments which do not set the current market cost are mentioned in accounting on the fiscal date at the original cost.

If on the fiscal date the current market cost of the object of financial investments, earlier valuated at the current market cost, the current market cost is not set, such an object of financial investments is mentioned in accounting at the cost of its last valuation.

5.9.11. The original market cost of debt securities which do not set the current market cost is not made into the principal value (par.22 PBU 19/02 "Account of financial investments" dd. 10.12.2002 № 126n).

5.9.12. At the retirement of the asset, taken on accounting in the capacity of financial investments, that does not set the current market cost its cost is defined reasoning from the original cost of each unit of the accounting of financial investments (par.26 PBU 19/02).

5.9.13 At the retirement of the assets taken on accounting in the capacity of financial investments, which define the current market cost, their cost is defined reasoning from the last valuation.

5.9.14. The valuation of financial investments by the end of the fiscal period is carried out at the original cost of each unit of the accounting of financial investments and at the current market cost (par.32 PBU 19/02).

5.9.15. According to par.6 PBU 19/02 in the analytical account the following information about state securities taken on accounting and securities belonging to other companies is given:
- name of the Issuer (Company);
- name of the securities;
- number, series etc.;
- nominal price;
- buying price;
- expenses for the acquisition of securities;
- total amount;
- date of purchase;
-date of sale and other retirement;
- storing place.

5.9.16. At the creation of a reserve on the devaluation of financial investments to carry out a regular supervision and check out of the financial investment's cost on availability of a devaluation signs of the intermediate accounting report by the reporting date (par. IV PBU 19/2). The newly created reserve (fund) shall be approved by the Deputy general director on the corporate governance.

5.10. Creation of the reserves of the doubtful debts.

5.10.1. Due to the results of the inventory of accounts receivable spent at the end of the reporting year, the reserves of the doubtful debts on the settlement with debtors together with transfer of sum of the created reserves to the debit of the account 91 "Other profits and losses" in the structure of operational expenses in

correspondence with an account 63 "reserves of doubtful debts" (par.11 PBU 10/99) are creating.

Amount of the reserve shall be defined singly by every doubtful debt according to the financial situation of the debtor and valuation of a possibility of the debt charging off in full volume or partially and is restricted by the Company's financial abilities.

Doubtful debt shall to be recognized a debt of debtors, if such a debt was not paid off in terms stipulated by the contract provisions and was not ensured by a pledge, mortgage, bank warrantee.

The accrued reserve shall to be transferred to the losses cover caused by the doubtful debts.

As a doubtful debt shall to be recognized a debt with the expired period of limitation of action of where the liability was terminated due to impossibility of its execution according to the act of the State authority of due to the Company's liquidation.

The sum of reserves of the doubtful debts not used in the reporting period shall be joined to the profits of the reporting period by the recoding to the credit of account 91 "Other profits and losses" in the structure of other operational profits in correspondence with the account 63 "Reserves of the doubtful debts",

5.11. *Account of the foreign currency transactions and payments in conventional units.*

5.11.1. The property and liabilities which cost is expressed in a foreign currency, are taken on accounting in ruble valuation converted according to the rate of exchange of the Central Bank of RF on the date of the conducting of a transaction; for drawing up of the accounting – according to the rate of exchange of the latest in the accounting period quotation of rate of the Central Bank of RF (par.3, 6 PBU3/2000 "Accounting of assets and liabilities whose cost is expressed in foreign currency" (approved by the Order of the MF RF dd. 10.01.2000).

5.11.2. The ruble valuation of the property (fixed assets, intangible assets, long-term securities, inventory) purchased at foreign currency and posted at the original cost or at the sum of actual expenses for the purchasing (par.9 PBU 14/2000) is not counted over at the drawing up of the accounting.

5.11.3.The differences in rates of exchange arisen as the difference between the ruble valuation of the property or the liability which cost is expressed in a foreign currency calculated at the rate of exchange of the Central Bank of RF on the date of the discharge of liabilities of payment or on the reporting date of the drawing up of the accounting for the reporting period, and the ruble valuation of the property or the liability calculated at the rate of exchange of the Central Bank of RF on the date of the taking them on accounting in the reporting period or on the reporting date of the drawing up of the accounting for the previous reporting period, are referred to on account 91 "Other profits and losses" in the list of non-disposal revenue (expenses) as far as they appear (par.13 PBU 3/2000).

5.11.4. The differences in sums arisen at the settlement for the inventory, performed work, services rendered which cost is expressed in conventional units are included in the expenses for purchasing of the mentioned assets and reflected on the accounts of the inventory and expenses account till the moment of their posting. The differences in sums arisen after the posting of the inventory, performed work, services rendered are referred to on account 91"Other profits and losses" in non-disposal revenue (expenses) as far as they appear.

5.11.5. The differences in sums arisen at the settlement with the banks at the purchase (sale) of a foreign currency at the rate of exchange different from the rate of the Central Bank of RF is referred to on account 91"Other profits and losses" in non-disposal revenue (expenses) as far as they appear.

5.11.6. The differences in sums arisen at other taking (fines, penalties, forfeits), connected with the implementation of the economic contracts, are referred to on account 91 "Other profits and losses" in non-disposal revenue (expenses) as far as they appear

5.12. *The account of the transactions on the settlement accounts.*

5.11.1. The settling with debtors and creditors is reflected by each parties in the accounting in the sums from the entries and acknowledged by the Company as the correct ones .

The sums on the settling with the banks and the budget are coordinated with the applicable companies, the reservation of the undetermined sums on the balance is not admitted (par.74 of the Regulation on the bookkeeping of RF (the Order of the Ministry of Finance of RF from 29.07.1998 №34n).

The sum on settling with banks, budget reflected in the accounting report shall to be coordinated with the corresponding institutions and be identical. Conservation on the balance sheet of the not adjusted sums on these settlings are not admitted (par. 74 of the Regulation on the bookkeeping of RF (the Order of the Ministry of Finance of RF from 29.07.1998 №34n).

5.12.2. The settling with debtors and creditors is reflected on the applicable accounts provided by the Unified work plan of the accounts of bookkeeping of the Company in accordance with the requirements of timeliness and comprehensiveness of the accounting.

5.12.3. In accordance with the admission of time certainty of economical activity facts, the accounts receivable and the bill payable are created in the current accounting in the reporting period when the applicable facts of the economical activity took place, regardless of the actual time of intake or pay-out of the monetary funds connected with these facts (par.6 of the Regulation on the accounting "Account policy of the Company" PBU 1/98 (the Order of the Ministry of Finance of RF from 09.12.1998 № 60n).

5.12.4. The sums received from the customers in the form of Available Funds are reflected on account credit of the applicable control of account 62 "Settling with buyers and customers".

5.12.5. The discharge by the discount of the counter claim (art.410 of CC of RF) is defalked on the following terms:

- *the actual existence of counter debts, admitted and unchallenged by the parties;*
- *the uniformity of the counter claims, that means the comparability of the debts and the possibility of bringing them to the equivalent (pecuniary valuation);*
- *the date of the discharge of liabilities has come, or it is not indicated or fixed by the moment of claiming;*
- *the absence in the text of the contract of the term about the inadmissibility of the discount sequential from this contract.*

5.12.6. With a purpose of accordance of verification deeds with the contractors o the requirements of the court practice, also to get possibility to use is as an argument in the court, the deed of verification must contain information on the essential elements of the initial accounting documents (invoice, payment order, deed of performance of works, deed of rendering services etc.) and essential elements of the invoices. He deed of verification must contain information on the contract under which the mutual payments were performed (including number and date of the contract, if otherwise is not provided by the chartered documents in accordance with the legislation , registered office of the contractor (place of the State registration of legal entity), also the date of drawing up and subscribing of the document by the persons authorized to subscribe the deed of verification (Appendix 2).

5.12.7. 6. The discount of the mutual claims is defalked both by the agreement of the parties and on the unilateral basis with informing of the other party, after the revise of the mutual debts and drawing up of the act of the account revise (in the optional form specifying all the requisites needed for the mutual discounts), signed by the plenipotentiaries of the parties. (Appendix 2).

If the amounts of counter debts differ, the debt which amount is bigger is discharged only in an applicable part, all the rest remains without changes.

in the accounting as a sale of rights of property by a record on debit of account 62 "Settling with buyers and customers" of the applicable control account in the correspondence with account 91 "Other Profits and osses " of the applicable control account. The accounts receivable to the Company or its affiliated companies, the bill was acquired to pay for, is written off from the balance by the record on account credit 91 "Other profits and losses" of the applicable control account.

5.12.15. The acquired bills, including the bills acquired under the endorsement (bank and third party's bills) are reckoned at the rate of actual expenses for acquirement (acquisition) defined in accordance with par.5.9.4. of the present Regulation under debit of account 58 "Financial investments" on the applicable control account in the correspondence with the applicable control account of account 76 "Settling with various debtors and creditors".

If the bill is received to pay the accounts receivable to the Company or its affiliated companies, the accounts receivable is liquidated by the record on the applicable control account of account of the accounts receivable in the correspondence with debit of account 76 "Settling with various debtors and creditors" which reckons the accounts payable for the received bill ..

If such a bill pays the accounts receivable of the affiliated company, the record is made on debit of control account of account 76 "Settling with various debtors and creditors" which reckons the bill payable for the received bill in the correspondence with account 79 "Internal accounts". On getting the aviso the affiliated company withdraws the accounts receivable by the record on account credit of the account of the accounts receivable in the correspondence with account 79 "Internal accounts"

5.12.16. The handling over of the bank bill or the third party's bill to pay the bill payable is reflected in the accounting as the property sale by the record on debit of account 62 "Settling with buyers and customers" of the applicable control account in the correspondence with the applicable control account of account 91 "Other profits and losses".

The withdrawal of the bill payable is carried out by the record on debit of accounts of the account of the bill payable in the correspondence with the applicable control account 62 "Settling with buyers and customers" .

5.12.17. The retirement of the bank bills and third party's bills from the balance at their submission to the maker for payment is reflected in the accounting under account credit 91 "Other profits and losses " of the applicable control account in the correspondence with the applicable control account of account 76 "Settling with various debtors and creditors".

5.12.18. The accounts receivable with the expired term of actional prescription as well as other debts, unreal for the collection, are written off from the balance.

Debt amortization is carried out on the basis of the act of debt inventory taking, the written reasoning, the order of the director of the Company on each liability at the expense of the present reserve of the shady debts, if it's not enough it is referred to the list of non-disposal expenses (par.12 PBU 10/99 confirmed by the Order of the Ministry of Finance of RF from 06.05.1999 №33n).

The written debt reasoning includes the index of the full name of the debtor, including legal form; the ground, sum and the date of debt origin with the reference to the basic account documents; the ground for the debt amortization with the reference to the rules of law with the vouchers attached:

the copies of the basic account documents (contract, payment order, invoice, deed of works fulfillment (rendered services), agreement (notification) on set-off etc.);

at the settlement of a debtor being a legal entity - the extract from the unified state list of legal entities, containing information on a liquidation; and in case of settlement of a debtor being a natural person – his death certificate if the legislation in force does not provide succession;

at the failure (bankruptcy) of a debtor - resolution on competitive production termination, or report of the arbitrage manager on a failure to satisfy the creditor's claims;

other documents proving the impossibility of debt collection (the act of state authority etc.).
Affiliated companies need to keep the basic account documents in original within 5 years from the date of the Order on debt amortization.

Debt amortization amounted up to RUR 1500 according to one obligation with all necessary documents present, is carried out under the order of the director of the affiliated company complying the provisions stipulated by the par. 5.12.18 of this present Order.
The accounts receivable written off in view of debtor's insolvency are reflected in the balance sheet during 5 years since the moment of amortization to observe the possibility of its collection in case of debtor property status change.
The terms of actional prescription are fixed on the basis of art.195-208 of CC of RF. The term of actional prescription is interrupted by the filing of a claim in accordance with established procedure as well as by the actions of the person under obligation which prove the acknowledgement of debt. After the break the term of actional prescription opens again, the time before the break is not included in the new term. (art. 204 CC RF).
The agreement of the parties, the acknowledgement of debt out of the terms of actional prescription as well as the change of persons under obligation can not be the ground for the change of the term of actional prescription and the procedure of its calculation.

The account of accounts receivable is organized according to the terms of actional prescription to observe art. 2 of FL dd. 22.07.2005 №119-FL "On modification to the paragraph 21 of TC of RF and on recognizing as void the single provisions of legislation of RF on taxation".

5.12.19. The amortization from the balance of the unclaimed bill payable and depositor debt with the expired term of actional prescription and under other grounds is carried out at the written permission of the director of the Company (affiliated company) including the index to of the ground, sum, date and legal deeds adjusting the ground of write-off.
Also, amortization from the balance of the unclaimed bill payable and depositor debt with the expired term of actional prescription and under other grounds is carried out at the written permission of the director of the affiliated company according to the standards art.195-208 of CC of RF.

Affiliated companies shall to keep the originals of the aforementioned documents, as the documents certifying assumpsit of a debt by the creditor and break-off the terms of actional prescription too early (two-party deed of verification, letter of warrantee, reply the claim etc.) within 56 years from the date of the Order on a debt depreciation.
The sums of the accounts payable written off are referred to account credit 91 "Other profit and losses" in the list of extraordinary revenues.
The sums of VAT on the bill payable written off are reckoned in the accounting and referred to debit of account 91 "Other receipts and expenditures" in the list of extraordinary expenses.

5.13. Calculation of expenditures on production.

5.12.1. Calculation of expenditures on production shall be carried out in accordance with issue II of Provisions on accounting "Company's expenses" (PBU 10/99 (Order of MF of RF № 33n dd. 06.05.1999 . ed. dd. 30.03.2001))

5.13.2. Calculation of expenditures and calculation of the outputted energy net cost shall be carried out in separate electric plants, electric networks and in energy system as whole.
Full net cost of energy is formed by way of summation of net cost of production by electric plants, net cost of transfer and distribution in electric and power networks, cost of purchased electric power and expenses on the executive body's maintenance including expenses on management of technological process and maintenance of the separate subdivisions on energy selling.
Full net cost of effective output of electric and heat energy to consumers is an object for electric and heat energy net cost calculation.
Calculation units are 1 kw/h and 1Gcal of the effectively outputted electric and heat energy.

5.13.3. Calculation of expenditures on production and calculation of real net cost of production shall be carried out by traditional calculation way with direct expenditure accounts (20, 23,29) and indirect (25, 26). Calculation of indirect expense's accounts shall be closed in debit of accounts 20 (23) with further calculation of full real production net cost of the produced items every month.

5.13.4. Expenditures accounted on account 25 "Common production expense" shall be charged-off fully on account 20 "General production" and on account 23 "Auxiliary process" to the proper with their simultaneous distribution between the calculation's objects at the end of month:

- at the power stations proportionally to the standard fuel level, here expenditures of the plants participated in output of only one type of energy shall be fully referred to this type of energy;

- calculation of net cost of production of auxiliary productions - proportionally to the basic salary of employees.

Common economic expenses (except abonent payment for RAO network's using) on maintenance of the executive body including expenses on maintenance of Energy supply shall be distributed between electric and heat energy proportionally to production expenditures of electric plants and networks.

Expenditures accounted by the subsidiaries on account 26 "Common economic expenses" shall be referred to account 20 "General production", also to account 23 "Auxiliary process" and to account 29 "Auxiliary process and economy" at the end of month in cases of manufacture or production, services and works fulfillment abroad or to other subsidiaries simultaneously their distribution between the objects of calculation:

- *calculating of net cost of production of auxiliary processes shall be referred proportionally to the shop cost of production, works and services. Thus the sum of common economy expenses accounted for production, works and services of the auxiliary and service shops (production) shall be defined due to this share of common economy expenses related to their direct production;*
- *rest part of common economy expenses shall be refereed fully to net cost of general manufacture production (expenses on maintenance of design, technological departments and background of department's manufacture, expenses on maintenance of production laboratories, cost of different tests, researches and experiments subject to general manufacture; expenses concerned rationalization and research on general production; expenses concerned the employee's training and further training for general production; expenses concerned maintenance of watch and fire prevention; expenses concerned payment of land tax, non productive expenses concerned manufacture and supply of general production and other same expenses). Common economy expenses shall be distributed between electric and heat power proportionally to their shop net cost;*

- common economy expenses on services rendered by auxiliary process and auxiliary production and economy (internal consumption by the subsidiary) are not referred.

5.13.5. Net cost of electric power transfer (transit) through the corresponding voltage range shall be defined by product of actual net cost of electric power transfer on corresponding voltage thought electric power plants and Energy Supply and by volume ratio of outputted energy under the transit contract on corresponding voltage to the total volume of corresponding voltage output through the network (except overflow balance to other plants) including electric power outputted under the transit contract in accordance with actual balance of electric power in the networks BH, CH1, CH2, HH.

5.13.6. Finished product (account 43) shall be reflected in accounting on actual production cost.

5.13.7. Expenses concerned production supply accounted on account 44 "Expenses on sale" shall be charged-off fully on account 90 "Sales" in reporting period (par. 9 PBU 10/99).

5.13.8. Expenses incurred in the reporting period but concerned the further reporting periods shall be reflected as future expenses (account 97):

- *holiday pays charge to the next month:*
- *subscription publication's expenditures;*
- *insurance payment charge;*
- *other expenses and payments with further equal charge-off in the related period.*

5.13.9. Expenditures on usual activity shall be classified as in articles , as in elements (par. 8 PBU 10/99).

5.13.10. Expenditures of department on stuff training of the Stuff management department shall be accounted on account 26 "Common economy expenses" separately with further transfer to subsidiaries through account 79 "Intraeconomic payments" in amount of actual expenditures distributed proportionally the volume of rendered works and services.

5.13.11. Expenses on equipment of sanitary-accommodation premises, medical premises, rooms for repose and psychological relaxation, creation of sanitary posts furnished with medicine chests composed of medicine sets subject to initial care etc., provided by the legislation in force, shall be accounted on account 25 "Common productive expenses" according to the fixed norms.

5.13.12. Expenses on preparation and holding of civil defense actions , shall be accounted on account 26 "Common economic expenses" (Provisions of the Government №227 dd. 16.03.2000 "On reimbursement of expenses caused by preparation and holding of civil defense actions").

5.13.13. Accounting of expenses on energy transfer at the energy plants shall be carried out apart of accounting of expenses on energy output on the separate subaccount 20.5 "Expenses on heat energy transporting".

Calculation of the transfer net cost shall be accounted apart of electric and heat power production as the separate activity.

5.13.14. Expenses caused by the stuff training:
training cost;;
fare to the place of training;
renting expenses;
daily (travel) allowances for further training (education) of the employee.

5.14. Accounting of operations in electric power sale and purchase at the wholesale market.

5.14.1. In accordance with the sectoral features, electric power purchased at the adjusted sector of wholesales market shall to be included in the electric power net cost and reflected in the book-keeping on the debit of account 30 'Major production" and credit of account 60 "Settlements with suppliers and contractors".

5.14.2. Operations in electric power purchase at the free wholesales market are reflected on the debit of account 41 "Goods" in the book-keeping. Electric power loss caused during its transfer through the power networks are reflected on the account 44 "Purchase expenses". Electric power sales shall be reflected on the credit of account 41 "Goods" in correspondence with the debit of account 90 "Sales".
Services in organizing of a trade system of the wholesales market functioning shall be reflected on the account 44 "Sales expenses" together with further its write-off on the account 90 "Sales".

5.14.3. Electric power purchased at the free market sector shall be transferred to the net cost of the basic electric power shoed in the form №2 "Profit and losses report" in the book-keeping.
5.14.4. Proceeds from electric power sold at the free market sector , in aggregate of all the contracts, shall be

reflected in the book-keeping report in the form №2 "Profit and losses report" in the line 015 of the other goods, products, works and services of industrial nature.

Net cost of electric power sold from the plants shall be calculated due to fuel component of power production at the each power plant and shall be reflected in the form №2 "Profit and losses report" in the line 025.

Expenses on the purchased electric power in the free trade market sector are not provided by a share of economic charges.

5.15. Features of the Company's profits and losses forming

5.15.1. The Company's profits on usual activities are the following:

- *proceeds from electric and heat power sale;*
- *proceeds from increased pay to the rate on reactive power compensation (tangent Fe);*
- *proceeds received for nonrecoverable condensate;*
- *proceeds from makeup and chemical treated water sales;*
- *proceeds from other finished production of auxiliary process sales;*
- *proceeds from agricultural production sales;*
- *proceeds from rendered works (services) of industrial nature (including transit);*
- *earnings concerned temporary use of the Company's assets under the Lease contracts against payment (temporary use and possession).*

5.15.2. Profits on usual activity shall be defined as difference between the earnings on sale of goods, products, works and services according to the current costs and rates on electric and heat power except VAT and expenses on their production and sale approved by REC.

5.15.3Extraordinary profits of the Company shall be declared the following types of penalties, fines and forfeits against the violation of the contract's terms and provisions;

- *electric power capacity excess;*
- *energy consumption contracted size's excess;*
- *energy consumption contracted size's underexploitation;*
- *unauthorized electrical installation's launching;*
- *excess of the fixed by the contract maximum hourly demand of heat energy;*
- *unauthorized water pumping;*
- *excess of the contacted volume of heat energy consumption;*
- *underexploitation of the contracted volume of heat energy consumption , and are reflected on the account 91 'Other profits and losses" in the moment of profit acceptance;*
- *misinformation on instrumentation indications;*
- *seals removing.*

5.15.4. Social oriented expenses, i.e. additional payment to pensions, incentive pays, expenses on health-improving measures, compationate activity, maintenance of objects of social sphere and other similar expenses shall be deemed as other extraordinary expenses and shall be reflected on account 91 "Other profits and losses".

5.15.5. Sum differences over the payments with debtors-buyers arose this reporting period shall be referred to the earning increasing due to sale.

Sum differences arose after the reporting period shall be deemed as profits (losses) of the last years revealed in the reporting period in the result of re-calculations with counteragents and shall be reflected in composition of other extraordinary profits (losses) on account 91 "Other profits and losses".

5.15.6. Interests on the commercial credit granted to the buyer (customer) by the Company on terms of delay of payment including collateral note received from the customer shall be deemed as other extraordinary profits and shall be reflected on account 91 "Other profits and losses".

5.15.7. Energy output to the needs of plants and networks shall be reflected in accounting in appraisal of:

- output to the technological and economy needs of the main and auxiliary processes according to the specially fixed rate without reflection in the sale's volume;

output to own capital construction and to the non industrial economy according to the fixed rates including reflection in the sale's volume.

Electric and heat power consumed by economic needs shall be included in the sale's volume but shall be transfer in aviso through account 79 "Intraeconomy payments" to subsidiaries without invoicing.

According to the "Standard instruction on electric power accounting under its production, transfer and distribution RD 34.09.101-94 (approved by General State Energy supervision department of Russia (Glavgosenergonadzor of Russia) dd. 02.09.1994), the category of economic needs of energy system involves electric power consumption by auxiliary and non industrial processes being on the balance of electric plants and electric network enterprises obligatory to main production maintenance but not tied directly with technological processes of heat and electric power production at the electric plants, also transfer and distribution of electric power (nomenclature of energy consumption's elements to the economy needs of electric plants and electric networks is defined by the Letter of the Minenergo of USSR №B-6023 dd. 24.04.1980).

Electric power consumption to economic needs of energy system shall be included in the effective output subject to accounting as separate line in form of static report 46-ec "Effective output of electric and heat power" and shall be transferred to subsidiaries according to the special fixed rate.

Electric power consumption to heating, water supply and lighting of dwelling houses, canteens (if these expenses are reflected on b/account 29 "Auxiliary processes and economies"), hostels, hotels, clubs, tourist centers, preventoriums etc. shall not be included in economic needs of energy system.

Also consumers operated from the needs of plants and substations (sub-abonents)are not referred to the economic needs of energy system.

Energy consumed by windings of synchronous condensers and glaze fusion are not referred to the energy consumption to the economic needs of energy system. Aforementioned types of energy consumption form energy losses in electric networks.

Every month according to the reports of PTO of subsidiaries, Energosbyt (Energy supply) shall correct sale's volume on economic need's sum and hand over information on electric and heat power consumed by subsidiaries to economic needs in accordance with approved form "Appendix 2 to this present Provisions) to accounting department of the executive body:

Executive body shall transfer through aviso electric and heat power consumption to the economic needs to the subsidiaries every month. Sum received by the subsidiaries shall be reflected on expenditure accounts (Debit 20,23,25,26; Credit 79).

Heat power (makeup water and unreturned condensate (in tn.) shall be transferred to the subsidiaries through aviso with invoicing by Energosbyt (Energy Supply).

Coordination of parameters with the branch statistical report under the form 46-ES is not provided In the current annual and intermediate accounting. There is a reference to explanation of a reason of data divergence on sales volume with the accounting reporting in the statistical branch report.

5.16. Features of accounting of intraeconomic transactions between the affiliated companies

5.16.1. Operations on the property transfer to subsidiaries shall be reflected in accounting through account 79 "Intraeconomic payments", subaccount "Payments on allotted property" and shall be reflected in passive balance in the filed line 423 of part IV "Capital and reserves"

5.16.2. *Transfer of inventories (MPZ) in the Company shall be reflected in accounting using the account 79 "Intraeconomic payments on the current operations" omitting realization accounts, accounts receivable,*

account payable without VAT and extra charging.

Transition of inventories (inventories, goods) between subsidiaries shall be drew up by form M-15 "Blading to the good's output apart" with the first copy of blading transfer to the subsidiary-recipient.

5.16.3. Subsidiary "Kuzbassenergosviaz (KES) which activity is nonspecialized as compared with main activity of JSC "Kuzbassenergo" shall to summarize information on production expenses on account 23 "Auxiliary process".

5.17. **Relations with subsidiaries and affiliated companies.**

5.17.1. Economic operations between the Company and its affiliated companies shall be reflected in book keeping using corresponding accounts on payments with their allocation on the separate subaccount, including VAT charging and obligatory monthly payments revision approved by bilateral revision acts. (Appendix №2).

5.17.2. The company presents the annual accounting report in accordance with the chartered documents to the founders, participants of the company or owners of its property, also to the territorial authorities on the State statistics according to their registration place. Other executive authorities, banks and other users receive the annual accounting reports in accordance with the legislation in force.
Terms and volume of accounting report submitted to the executive apparatus shall be defined by the Chied accountant of the company.

5.18. Accounting of the State assistance.

5.18.1. Information on the received and spent state assistance granted in form of subventions, subsidies, budget credits and other forms with the assets dividing into financing of capital and current charges shall be formed in accordance with par. 4 PBU 13/2000 "Accounting of the State assistance" (Order of MF of RF № 92n dd. 16.10.2000.

5.18.2. Received state assistance in form of budget credits shall be reflected in accounting in order approved for borrowing costs accounting (par.16, 17 PBU 13/2000).

5.18.3. Other forms of the State assistance, benefit on which cannot be reasonable valuated (rendering of consulting services on gratuitous basis, granting of guarantees, interest-free loans or loans with the lowered interest}) or cannot be inseparable from usual economic activities (state purchases), in case of their importance shall be disclosed in the accounting report in the explanatory note (par.18, 19 PBU 13/2000).

5.19. Disposition of profits

5.19.1. Disposition of net profits in the Company shall be approved by the general meeting of shareholders and shall be hold in accordance with Law "On Joint Stock Companies" and with standard documents on book keeping.

5.19.2. Tax and other similar payments accrued during the fiscal year from the profits shall be reflected on account 99 "Profits and losses".

5.19.3. At the expense of unappropriated balance in case of its adequacy the reserve capital equal no more then 5% of the chartered capital shall be established in accordance with Articles of Association.

Assets of the reserve capital shall be used in financing according to Provisions developed by the Company.

5.19.4. Dividend's charge and issue shall be carried out over the results of the fiscal year in accordance with Articles of Association under the special developed Provisions.

5.19.5. Accounting of transactions with chartered capital, additional capital and reserve capital shall be closed in the executive body of the company as property owner.

5.20. Accounting of loans, credits and expenditures concerned their maintenance

5.20.1. Accounting of expenditures concerned liabilities fulfillment under the received interest-bearing loans (except the State loans) and credits (including commodity and commercial credits) together with loans attraction by way of bill of credit issue, bounds issue and sale, shall be carried out in accordance with Provisions of accounting " Accounting of loans, credits and expenditures on their maintenance" (PBU 15/01) approved by the Order of MF of RF №60n dd. 02.08.2001.

5.20.2. The company's debts to the debtor shall be admitted in accounting in amount of actually received cash assets or in a cost appraisal of other items provided by the contract in the moment of actual transfer of cash assets or other items.

5.20.3. The company's debts under the received loans and credits shall be divided into short-term and long-term, also urgent and outstanding in the accounting.

5.20.4. Transfer of long-term debts into the short-term shall not be made in the moment when under the contract provisions there are 365 days before paying back of the principal sum of the debt.

5.20.5. Expenditures related with receipt and use of loans and credits are the follows:
-due interests to lenders and creditors;
-due interests or discount under the bills of credits and bonds;
additional expenditures concerned the loans and credits receipt, loan liabilities issue and distribution (par. 19 PBU 15/01);
exchange and sum differences under the interests on exchange loans and credits subject to be paid.

5.20.6. Expenditures concerned the loans and credits receipt and use shall be deemed as current expenses except those part which is subject to including in the initial cost pf the fixed assets and non-material assets (par. 12, 23-31 PBU 15/01), or in the actual net cost of the posted inventories, other values, works and services (par. 15 PBU 15/01).

5.20.7. All current expenditures, including additional related with loans and credits receipt and use shall be reflected in composition of operative expenses of the Company in the moment of their charge (expenses process) regardless of time of actual payment. (par. 14, 20 PBU 15/01)

5.20.8. Debts under the received credits and loans, also under the bills of credit, bonds and other loan liabilities subject to be paid shall be reflected at the end of the reporting period including accounting of due interests according to the loan contract terms, credit contract, also bill of credit issue terms (par. 15-18 PBU 15/01).

5.20.9. At draw a bill of credit for reception of the loan by monetary (sale of own bills of credit) the sum of due interests to billholder or discount shall be included in composition of operative expenses under the debit of account 91 " Other profits and losses " in the moment of charge.

5.20.10. Expenses concerned the loans and credits received for non-circulating assets acquisition shall be decreased by the profit's amount on temporary use of loan assets as long-term and short-time financial

investments together with approval of such decrease by corresponding calculation (par. 26 PBU 15/01).

5.21. Information on the events after the reporting date

5.21.1. Information on all essential facts happened after the reporting date that affected or may affect financial situation, cashflow or the company's activity results and that took place in the period between the reporting date and the date of the accounting report subscribing shall be reflected in In the annual accounting report (par. 6 Provisions on accounting "Events after the reporting date" PBU 7/98 approved by the Order of MF RF №56n dd. 25.11.1998).

5.21.2. The events stipulated by the Appendix to PBU 7/98 shall be deemed as the events took place after the reporting date.

5.21.3. Consequences of the event took place after the reporting date shall be reflected by way of adjustment in synthetical and analytical accounting of information on corresponding assets, liabilities, capital, profits and losses (par. 9 PBU 7/98) or by way of disclosure of corresponding information in the explanatory note (par. 10 PBU 7/98).

5.21.4. To valuate in money terms the consequences of events took place after the reporting date corresponding calculations shall be made and approved. Calculation shall be made by corresponding authorized Department (Service).

5.21.5. Consequences of such event shall be valuate in money terms on the ground of corresponding calculation according to the discretion requirements (par. 8PBU 7/98).

5.22. Information on conditional facts of economic activity

5.22.1. In the annual accounting report shall be reflected information on all essential conditional facts of economic activity, i.e. on such facts in respect of which consequences and possibility of their appearance in future may be ambiguity and furthermore such conditional fact's consequences may affect the appraisal of accounting report on financial situation, also cash flow and the company's activity results as for a reporting date by the readers and users (par.7 Provisions on accounting "Conditional facts of economic activity" PBU 8/01 approved by the Order of MF RF №57n dd. 25.11.1998).

5.22.2. Conditional facts of economic activity are the follows:

- *unfinished by the reporting date trials where the Company acts as plaintiff or defendant , which decisions may be accepted in the future reporting periods;*
- *disputes with the fiscal bodies concerned payments in the budget not resolved by the reporting date;*
- *guarantees and other types of liabilities security issued in favor of the third parties before the reporting date which execution's terms did not come yet;*
- *discounted before the reporting date bills, which maturity date did not come before the date of the accounting report subscribing;*
- *any executed before the reporting date actions of other institutions, as a result of which the Company should receive indemnification which amount is a subject of trial ;*
- *liabilities for environmental protection;*
- *other analogical facts*

5.22.3. Conditional fact of economic activity shall be reflected in accounting and reporting depending on probability of occurrence of its consequences by way of such consequences reflection in analytical and sinthetical accounting (par. 9-13 PBU 8/01) or by way of disclosure of corresponding information in the explanatory note (par. 14 PBU 8/01).

The company creates the funds due to existing liabilities of the company by the reporting date in case of ambiguity concerning an amount or a term of performance under conditions stipulated by the par. 8 of PBU 8/01.

5.22.4. Consequences of conditional fact of economic activity (conditional loss, conditional profit, conditional liability, conditional assets) shall be valuated in money terms on the ground of corresponding calculation according to the discretion requirements (par. 21 PBU 8/01).

Calculations shall be made by corresponding authorized Department (Service).

5.23. Information on affiliated persons.

5.23.1. In the annual accounting report in the explanatory note information on operations with affiliated persons shall be disclosed in cases provided by par. 7 of Provisions on accounting "Information on affiliated persons" PBU 11/2000 approved by the Order of MF RF №5n dd. 13.01.2000):

- *the company is under the control or affect of other institution of natural person;*
- *the company controls or affects other institution.*

5.23.2. Operations between the Company and affiliated person shall be deemed any operation concerned transfer of any assets of liabilities (par. 5 PBU 11/2000).

5.23.3. Information on operations between the Company and affiliated companies and between the affiliated companies composed the group of interrelated companies shall not be disclosed in the consolidated accounting report (par. 9 PBU 11/2000).

5.23.4. List of affiliated persons, information on operations disclosed in accounting report shall be created by the Company independently due to contents of relations between the Company and affiliated person including guidance of priority requirements of the contents to its form.

5.24. Segment Reporting

5.24.1. Information on operational and geographical segments shall be disclosed in the annual accounting report and explanatory note. Information on operational segments shall be deemed as primary information on the segments, as the secondary will be information on geographical segments.

5.24.2. The following activities are in the structure of operational segments (par. 7 Provisions on accounting "Information on the segments" PBU 12/2000 approved by the Order of MF RF №11n dd. 27.01.2000):

- *electric and heat power production;*
- *other activities, in case of disclose in the process of accounting that electric and heat power production composes less 75 % of the Company income (par. 10 PBU 12/2000).*

5.24.3. The following information shall be disclosed over the operational segments: (par. 21 PBU 12/2000):

- *sale's income;*
- *financial result;*
- *total balance amount of assets;*
- *total size of liabilities;*
- *total amount if capital investments in the fixed assets and non-material assets;*
- *total amount of amortization assignments under the fixed assets and non-material assets.*

5.24.4. In the structure of geographical segments shall be included foreign states in case of foreign-economic activity with them, with granting information on amount of sales profit in the context of geographical regions allotted on location of the sales markets on condition that size of sales profit of geographical segment is not less then 10% of sales profit in whole in the Company (par. 9, 22 PBU 12/2000).

5.25. Information on go out of business

5.25.1. Order of disclosure of information on go out of business, including resulted reorganization of the Company (in case of allocation, segregation) shall be carried out in accounting reports according to PBU 16/02 "Information on go out of business" approved by the Order of MF RF №66n dd.02.07.2002.).

7. Accounting policy for the purposes of International Financial Reporting Standards (IFRS)

7.1. General provisions

The account policy of the JSC "Kuzbassenergo" defines used during the preparation of the financial accounting definitions, acknowledgment criteria and principles of valuation of assets, liabilities, receipts and expenditures, methods of the reflection of the transactions, events and terms, as well as the judgments worked out by the management of the JSC "Kuzbassenergo", making a great impact on the sums, acknowledged in the financial accounting.
During the working out of the account policy in accordance with IFAS on the year of 2006, the JSC "Kuzbassenergo" was guided by all the acting at that time Standards, Interpretations, and Principles.

The account policy is drawn up on the basis of the admission of the consecutive usage of the chosen account policy from one fiscal period to another. The changes of the account policy are admissible only if they are required by any Standard and Interpretation, or if the given changes lead to more reliable and true information about transaction impact provided by the financial accounting, as well as the events or terms of the financial condition of the Company, its financial results or flow of cash assets.

The financial accounting of the JSC "Kuzbassenergo" according to IFAS 1 "Financial accounting" consists of:

- *sheet balance;*
- *profit-and-loss report;*
- *report on capital changes;*
- *report on cash flow*

notes which include a brief description of essential elements of the account policy and other explanatory notes.

7.2. Consolidation principles

Consolidated annual financial accounting includes the financial accounting of the JSC "Kuzbassenergo" and its subsidiaries (the Group)for the period from the start of the actual control till its actual ending.

7.2.1. Subsidiaries.

The control is supposed to be exercised when the JSC "Kuzbassenergo":
possesses directly or indirectly, through subsidiaries, more than 50% of voting stocks of the subsidiary; or possesses directly or indirectly, through subsidiaries, less than 50% of voting stocks of the subsidiary, but has the right to:

- *Define financial and operational policy of the subsidiary on the basis of the Articles or agreement;*
- *Appoint or dismiss the majority of the members of the committee of directors or similar authorities;*

- *Participate by a majority vote at the meetings of the committee of directors or similar authorities.*

The accounting of the subsidiaries which are under the Group's control is not included in the consolidated accounting of the Group if:
The control is supposed to be temporary as the shares of the subsidiary are taken up and kept only with the sale purpose in the nearest future; the activity of the subsidiary is influenced by tough long-term restrictions which decrease dramatically its potential to transmit assets of the associated company.
Financial investments into such subsidiaries are accounted as financial investments available for sales.
Assets and liabilities of all the subsidiaries are valuated at fair cost on the date of taking up. Minority interest is reflected proportionally to the share in the fair cost of assets and liabilities of the subsidiaries.
Financial accounting of the subsidiaries is drawn up for the fiscal periods which are similar to the fiscal periods of the associated company. If it is necessary, the financial accounting of the subsidiaries can include adjustments to bring the used principles of the account policy in correspondence with the principles of the account policy of the Group.
During the preparation of the consolidated financial accounting, all the remains on calculation and transactions within the Group as well as non-realized receipts and expenditures arisen as a result of transactions within the Group are excluded.

7.2.2. Dependent companies.

A dependent company is a company which is under the influence but not control of the Group, as a result of participation in the financial and management decision making, and the Group has from 20% to 50% of voting shares.
Dependent companies are accounted by the share holding since the start and to the end of the material effect on this company.
The results of the activity of dependent companies are accounted by share holding method on the basis of their last financial accounting. The expenditures of dependent companies are taken to accounting in the consolidated financial accounting before the investment in such companies is written off up to zero. After that the expenditures are accounted only in the volume where the Group has liabilities on financial support to such dependent companies.
The current book cost of the investment in dependent companies present the cost of the acquisition including unamortized part of goodwill as well as the share of the Group in non-distributed profit, received after acquisition, and other changes in reserves which are the part of the owned capital of these companies. The current book cost of dependent companies is constantly revised and in case of devaluation, is decreased in the period when such circumstances are revealed.
Non-realized receipts and expenditures arisen as a result of transactions with dependent companies, are subject to exclusion proportionally to the share of the Group in the capital of dependent companies.

7.3. Methods and ways of valuation of the property and economic transactions.

7.3.1. Currency of measurement and currency of introduction.

The currency chosen as a unit of measurement as well as introduction in the consolidated annual financial accounting is Russian ruble. This reflects economic essence of the main principle of the activity of the Group and its economic transactions.

7.3.2. Transactions in foreign currency.

Transactions in the currency which is different from the currency of RF are referred to the transactions in foreign currency. Cash assets and liabilities of the Group expressed in foreign currency on the fiscal date are recalculated in rubles at the rate of exchange on this date.
Transactions in foreign currency are reflected at the rate on the date of the settlement of transaction.

"available for sale". Financial investments available for sale are referred to negotiable assets if the management of the Group is intended to realize them within 12 months since the fiscal date.

Securities available for sale as well as for trade are reflected at the fair cost reasoning from market rates on the date of drawing up of the accounting, without taking into account costs which the Group may have during their realization or other retirement. Receipts and expenditures connected with the change of the fair cost of financial investments are reflected in the report on receipts and expenditures for corresponding period except for financial investments available for sale. The receipts and expenditures of the latest are reflected in the capital. When the market price can not be defined, the fair cost is defined reasoning from the valuations of the Group.

7.3.4.2. Cash assets and their equivalents.

Cash assets include money in the cash office, money on the account current in banks, bank deposits and other money instruments with the time run not less than three months on the moment of procurement, and can be easily converted in the sum of cash assets and run the slight risk of cost change.

7.3.4.3. Accounts receivable

Trade and other accounts receivable is reflected in the sums presented to payment by contractors, with the deduction of the reserve for doubtful debts which is established if it is necessary.

The reserve sum for the doubtful accounts receivable is calculated on the basis of analysis of its discharge possibility.

Long-term accounts receivable on its original admission is reflected at the fair cost by discounting of all future cash flows at cost of money which is available to the Group on the moment of the original admission. The discounting sum is reflected in the Report on receipts and expenditures as the expenditure from the original admission of accounts receivable at the fair cost. The discounting sum is subject to depreciation during the entire conversion period and is reflected as interest yields in the Report on receipts and expenditures.

7.3.4.4. Account payable

Trade and other account payable is reflected at the nominal value. Long-term account payable on its original admission is reflected at the fair cost by discounting of all future cash flows at cost of money which is available to the Group on the moment of the original admission. The discounting sum is reflected in the Report on receipts and expenditures as the expenditure from the original admission of account payable at the fair cost. The discounting sum is subject to depreciation during the entire conversion period and is reflected as the costs on payment of interest in the Report on receipts and expenditures.

7.3.4.5. The given borrowing

The given borrowing is accounted at the amortized cost by the method of effective interest rate.

7.3.4.6. Credits and received borrowing

All the credits and borrowing originally are admitted at the fair cost of procurement with the deduction of transaction costs. After the original admission all credits and borrowing are reflected at the amortized cost by the method of effective interest rate.
Long-term credits and borrowing received or presented by the Group at the rates which are lower than

market ones, on the original admission are reflected at the fair cost by discounting of all future cash flows at the market average cost of money for financial instruments on similar terms.

Borrowed funds which are subject to be discharged within a year from the fiscal date are reflected as short-term liabilities.

Borrowed funds which are subject to be discharged in more than a year from the fiscal date are reflected as long-term liabilities. The part of long-term account payable which is subject to be discharged within 12 months from the fiscal date is reflected as short-term liabilities.

Interests on credits and borrowing are reflected in the accounting by the charge method.
The part of interest unpaid on the fiscal date is reflected in the balance as other account payable.

7.3.5. Dividends

Dividends are admitted as liabilities and calculated from the sum of capital on the fiscal date only when they were declared (approved by shareholders) before the fiscal date inclusive. Dividend information is disclosed in explanatory notes to the financial accounting if they were recommended before the fiscal date as well as after the fiscal date, but before the date when the financial accounting is released.
The amount of non-distributed profit of the Group according to the Russian legislation can be aimed at distribution among shareholders and is defined on the basis of the financial accounting of separate companies which are included in the Group. These sums can differ dramatically from the sums calculated on the basis of the IFAS.

7.3.6. Fixed assets.

The objects of fixed assets are taken to accounting at the actual cost. The actual cost of the object of fixed assets acquired for payment includes the sum of actual costs of the Company on procurement, construction and production, except for the value added tax and other refundable taxes.
Economic and other similar costs are not included into actual costs on procurement, construction or production of fixed assets.
The change of the actual cost of fixed assets at which they were taken to accounting is admissible in cases of completion, reconstruction, modernization, partial liquidation and revaluation of fixed assets. The costs on reconstruction and modernization of the object of fixed assets after they are completed can increase the original cost of such an object if as a result of modernization and reconstruction originally accepted normative functioning indexes (term of usage, power, usage quality, etc) of the object of fixed assets increase.
Fixed assets are reflected in the accounting at the original cost defined on the moment of acceptance of the objects in the accounting and adjusted to the inflation index (consumer price index) calculated for the period from the moment of taking the objects to the accounting to 31.12.2002.
The features of economic obsolescence of fixed assets are defined on each fiscal date. If at least one feature is revealed the management conducts the valuation of compensative cost of fixed assets.
The following features can be regarded as economic obsolescence:
Dramatic changes in technological process of production, economic, legal sphere of activity of the Group;
the presence of obvious depreciation or defacement of the object of fixed assets or the group of the objects of fixed assets;
decrease of market prices for definite types of fixed assets and others.

Refundable cost is defined as the maximum of the fair cost with the deduction of the costs on asset sale and value of its usage (IFAS 36 "Depreciation of assets").
The fair cost with the deduction of the costs on sale is the price of asset in the sale contract in the transaction between well-informed and willing parties to settle such a transaction, with the deduction of additional costs directly connected with the retirement of this asset.
The value of the asset usage presents discounting cost of assumed (evaluative) future flows of cash assets the

appearance of which is expected to be from constant asset usage and from its retirement at the end of the period of its service.

Book cost of fixed assets decreases to refundable cost, and the difference is reflected as expenditure (loss from economic obsolescence) in the Report on receipts and expenditures.
Costs on maintenance works, current and capital repairs are referred to the costs as far as they are arisen. All types of costs, which do not lead to the improvement of technical characteristics of fixed assets are referred to the costs on capital repairs.

Profit and losses arisen as a result of the retirement of fixed assets are reflected in the Report on receipts and expenditures as soon as they are arisen.
Depreciation on fixed assets is accrued by uniform charge during the period of effective use of a fixed asset.
The following periods of service are used during the depreciation accrual:

Type of fixed assets	*Terms of effective use (years)*
Fixed assets used at the production of heat and electrical energy	*50*
Fixed assets used at the transmission of electrical energy	*40*
Fixed assets used to distribute electrical energy	*40*
Fixed assets used at the transmission of heat energy	*25*
Other	*15*

State subsidies referred to the procurement of fixed assets are reflected in the balance by deduction to get the book cost of the asset. Subsidy is regarded as profit during the term of effective use of depreciated asset by deduction the rate of accrued depreciation referred to expenditures each period.

7.3.7. Intangible assets

Intangible assets are valuated originally at the cost price. The cost price of the acquired intangible asset includes: its buying price, import taxes and nonrefundable buying taxes, after the deduction of trade discounts and any direct costs on putting the asset into operation.
The computer software is accounted as intangible assets.
After the original admission the intangible asset is accounted at the cost price with the deduction of future depreciation and losses from it.
The method of uniform charge is used to distribute the amortized sum of the asset on the systematical basis during the term of its effective service.
Depreciation is admitted as a current expenditure. The term of effective use of the software makes 5 years.

7.3.8. Inventory holdings
Inventory is reflected at the lowest value: actual cost price or the price for possible realization.
The cost price includes the cost of fixed assets, custom duty, transport costs, cargo-handling cost, direct labor costs as well as corresponding part of indirect field cost and overhead charges.
The cost price is calculated by the method of weighted average cost.

The price for possible realization presents the assumed sale price with the deduction of all costs on completion, promotion and production distribution.
The Group valuates from time to time its holdings to reveal goods obsolescence and if it is necessary forms the corresponding reserve.

7.3.9. Profits tax

Profit tax accrued for a year includes sums of current and deferred tax.
Current profits taxes are accrued in accordance with the Legislation of Russian Federation. The account is based on financial results for the year with the account of the articles which do not increase or decrease the taxation base. The current tax which is subject to be paid is accrued on the basis of the sum of taxable profit for the year and rates, active in the fiscal period, and is adjusted on the tax sums which are subject to be paid for previous years.

The deferred tax is calculated by the balance method and accrued on the differences between the taxation base of assets and liabilities and their current cost, reflected in the financial accounting. The deferred tax liabilities are reflected concerning all the differences increasing taxable profits. The deferred tax requirements are reflected to the extent of the possibility of earning taxable profits sufficient to cover non-accepted tax requirements and tax credits which were not used. The deferred tax assets and liabilities are taken to accounting when they are referred to profits taxes collected by one rating authority, and the Group is intended to to account its current tax assets and liabilities.

The deferred profits taxes are calculated by the tax rates which will be used in the next fiscal period. They are reflected in the Report on receipts and expenditures except for the cases when they are connected with the articles directly referred to the owned capital. In this case, the deferred taxes are reflected as owned capital.

7.3.10. Minority interest

The minority interest presents the proportional share of minoritary shareholders in the capital of the subsidiaries of the JSC "Kuzbassenergo". It is calculated on the basis of the share of minoritary shareholders of the subsidiaries of the JSC "Kuzbassenergo"

7.3.11. The phased out activity.

In the accounting the Group discloses the information about the phased out activity, starting with the event that can be defined as the initial disclosure event. The information about the phased out activity is disclosed in the notes to the financial accounting.

Starting with financial accounting for the period when the initial disclosure event took place, the Group includes in its financial accounting the following information, referred to the phased out activity:

- *Description of the phased out activity;*
- *If it makes an economic segment in accordance with the given accounting;*
- *Date and type of the initial disclosure event;*
- *Date and period when the phase out is expected to take place, if they are known or can be defined;*
- *Book costs on the fiscal date of summon assets and liabilities which are planned to retire;*
- *Gain sums, the sums of costs, receipts and expenditures from the main activity before taxation, which are referred to the phased out activity during the current period of financial accounting as well as profits tax;*
- *Sums of net cash flows referred to the main, investment and financial activity within the phased out activity during the current period of financial accounting.*

If the initial disclosure event takes place after the period of financial accounting of the Group ends but before the approval of the financial accounting for this period, this financial accounting discloses the information mentioned above for the period of this financial accounting.

The information is disclosed in the financial accounting during all the periods including the period when the transactions on phasing out the activity were completed. The transactions on phasing out the activity are

completed when the plan is almost implemented or it was refused of.

Any information about the phased out activity is disclosed separately for every phased out activity. Comparative information for previous periods, presented in the financial accounting prepared after the initial disclosure event, is recalculated to present the assets, liabilities, profits, losses and cash flows separately which are referred to further and phased out activity, in a similar way that is described above.

7.3.12. The concerned sides.

In the financial accounting the Group discloses the information on the relations between the concerned sides as well as the information on the types and the constituent elements of the operations held with the concerned sides. The constituent elements of the operations include:

The index of the operation volume, either in the form of the amount or the corresponding shares;

The amount or the corresponding shares of the redeemable items;

The price formation policy.

The analogous items are disclosed in the Group's financial accounting with the total sums.

Being controlled the information on the relations between the concerned sides is disclosed regardless of the fact if the operations were held or not.

7.3.13. Contracts.

The profit on the contracts is admitted as soon as it can be surely estimated. The Group takes into consideration the percentage of the works fulfillment while determining the amount to be admitted in the accounting period. The losses are admitted as soon as there is a probability that they can appear. The total amount of the assumed loss, including the loss connected with unfulfilled works according to the contract, is accounted in the period when the loss was determined.

On determining the total amount of the expenses for the accounting period any expenses by the contract and corresponding to the future periods are shown as unfulfilled work by the contracts.

7.3.14. Cashflow statement .

The Group presents the data on the cash flow using the indirect method that presupposes that the net profit or loss is corrected taking into consideration the results of the non-monetary operations, any deferred or accrued past or future monetary earnings or payments on the principle activity, as well as the items of incomes and expenses connected with the receipt or withdrawal of monetary funds on the investing or financial activity.

The net flow of the cash from the operating activity is determined by correcting the net profit and loss taking into consideration the following:

- *the changes in the stock and the operating debit and credit debts during the period;*
- *non-monetary items such as deterioration, evaluative obligations, deferred taxes, unrealized profits or losses on the foreign currency operations, surplus earnings of the associated companies and the minority interest;*
- *all the other items that lead to the flow of the monetary funds from the investing and financial activity.*

7.3.15. Recompense to the employees.

The salary of the employees that is referred to the labour activity of the current period is admitted as the expenses of the given accounting period.

The Group produces all the necessary deductions for its employees to the Pension Fund of the Russian Federation according to the established norms.

The Group has no separate significant schemes on the provision of pensions. All the additional payments to the retired employees are included to the amount of the expenses on the salary, however this information is

not disclosed in the accounting due to the insignificance of these payments.

7.3.16. Reserves.

The reserves are admitted when at present the Group has an obligation that can be juridical or based on the practice, arising from the past events, and if there is a probability that in order to redeem this obligations the resources containing economic benefits are to be used, and if a sure avaluation of the obligation amount can be done.

7.3.17. The acknowledgement of the profits.

The profit is admitted when all the significant risks and benefits connected with the right of property are passed to the buyer, when there is a high probability of receiving economic benefits from the operation and when the amount of the profit can be determined with considerable certainty.

The Group's profits are reflected taking into consideration the electric and thermal energy supply as well as the realization of the goods and services not connected with the power engineering, that took place before the end of the period.

The gain from the realization is reflected in the accounting with the deduction of the value added tax.

The gain is based on the tariffs on the thermal and electric energy that are approved by the Regional energy commission.

7.3.18. Profit for one stock.

Profit for a stock is determined by dividing the net profit related to the Group's general stock holders by the average weighted amount of the general stocks that are being in circulation during the accounting year.

7.3.19. Rendering of segment accounting.

The accounting segments are defined on the basis of operational activity of the Group. The Group includes three main production segments:
The segment "Production and transmission of electrical energy" is presented by power stations and some heat power stations which take part in the energy production as well as electrical networks and Energosbyt which conduct the transmission and distribution of electrical energy from stations to consumers;

The segment "Production and transmission of heat energy" is presented by heat power station and some electric power stations generating heat energy as well as the Department of the heat networks and Energosbyt conducting the transmission of heat energy to the consumers;
The segment "Other" includes the number of small segments such as the activity of repair and auxiliary subdivisions, object of social sphere.

The information about production segments is collected for the year, which ends on 31.12.2006 and for the year which ends on 31.12.2005 according to Appendix #3 to the present Regulations.

7.3.20. Seasonal nature of the activity.

The time and the weather influence the demand for heat energy. The main volume of profits from the realization of heat energy is in the period from October to April. The seasonal nature of the production of heat energy makes a great impact on fuel consumption.

Moreover, from May to September when the production is decreased the costs on repair and maintenance works increase. The seasonal nature of the activity does not influence the procedure of the reflection of profits and costs by the Group.

7.3.21. Events after the fiscal date.

The Group reflects the events which took place after the fiscal date if these events verify the terms which existed on the fiscal date. The Group does not reflect the consequences of the events after the fiscal date if these events speak about the terms arisen after the fiscal date. If these events are essential, the Group disclose the following information on each essential category of such events after the fiscal date: the character of the event and the valuation of its financial consequences or application.

8.1. Drawing up of the explanatory note.

8.1. The drawing up of the explanatory note to accounting as its integral part (par.5 of the Regulations on accounting "Accounting of the Company" PBU 4/99, approved by the order of the MF of RF from 6.07.1999, #43n), is conducted by the finance department, the department of capital account, law department, accounts department of the executive body of the Company on the basis of the calculations, information and explanations of the subsidiaries, representative office, subsidiaries and dependent companies.

8.2. The explanatory note reveals all the cases of breaking the rules of formation of the accounting, set by the current legal acts on keeping the accounting in Russian Federation, in the part of essential violations of the set rules of keeping the accounting and valuation of the articles of the balance sheet with explaining the reasons caused these violations and revealing the result , what data influenced the understanding of the financial condition of the Company, reflection of financial results of its activity and changes in its financial condition (par.25 PBU 4/99).

8.3. The explanatory note disclose the information about the following chapters:

- *accountant policy (with full coverage of all components, making an essential impact on valuation and decision taking by the users of accounting who have an interest in it) (par.11 PBU 1/98);*
- *explanations of the accounting and report on receipts and expenditures (par.27 PBU 4.99, par.133-143 of the Methodological recommendations about the procedure of accounting indexes formation, approved by the order of the MF of RF from 28.06.2000 #6n);*
- *events after the fiscal date (par.10 PBU 7/98);*
- *conditional facts of the economic activity (par.21 PBU 8/01);*
- *transactions with affiliated person (ch. II PBU 11/2000);*
- *information about segments (ch.IY PBU 12/2000);*
- *information about profit for one stock (ch.IY of the Methodological recommendations on disclosure of information and profit for one stock, approved by the prder of the MF of RF from 21.03.2000 #29n);*
- *the received state assistance (par.22 PBU 13/2000);*
- *received borrowing and credits (par.33 PBU 15/01);*
- *Information on phased out activity (par.11 PBU 16/02);*
- *Information on the costs on NIOKR (par.16 PBU 17/02);*
- *Information on financial investments (par.42 PBU 19/02);*
- *Information on profits tax calculation (par.25 PBU 18/02)*
- *Information on cumulative accounting (with accounting on subsidiaries and dependent companies).*

9. Organizational aspects of account policy.

9.1. Accounting and tax account of productive-economic activity is conducted in accordance with the unified improvement of corporate management policy and maintenance of software unification with plans of works on automation, the use of computer technologies, and getting the documents on the magnetic mediums and monthly printed out the main book and lists of the accounting.

9.2. Property and liabilities inventory is carried out in accordance with the Regulations on accounting in RF and the Methodological instructions on its implementation (the Order of the MF of RF from 13.06.95 #49).

The number of inventory in the fiscal year, dates, list of property and liabilities is set on separate orders of the Director General of the Company, directors of the subsidiaries and representative office with account of the terms of production procedure or when inventory is compulsory.
The inventory of fixed assets is conducted not less than one time in three years, of library stock – once in five years. In special cases the inventory is conducted every year.

9.3. Reorganization (merger, separation, differentiation of separate affiliates in subsidiaries) is dated for the end of the fiscal period (year or quarter), with the compulsory drawing up of the statement and separating balance.

9.4. The original primary instruments on economic transactions at the subsidiaries and representative office are taken to accounting and kept in the places of their drawing up.
According to art.17 of the Law "About accounting" original primary instruments, lists of accounting and accounting itself are kept in accordance with the typical retention period, not less than five years. The work plan of account of the accounting, other documents of account policy are kept not less than five years from the year when they were used to draw up the accounting for the last time.
Primary instruments, account lists, account reports and balances are subject to compulsory putting to record-keeping office. The retention periods are accounted from January 1 of the year following the year when the document was drawn up (according to the List of typical management documents of the activity of the companies, with retention periods mentioned, approved by Russian record-keeping office 06.10.2000 (with changes and additions from 27.10.2003)). A number of documents or a document concerning the same issue or the segment of activity are filed. Files are opened since the first document was included. Documents are included into the file only in one copy. Drafts and copies are not flied to the case. Documents of permanent and temporary character are grouped in separate cases.
In special cases the documents of different retention periods but referred to one issue are put in one file but after the decision was taken they regrouped again. Documents are grouped for one calendar year. The transient cases make an exception. Documents are put into case with all the appendixes and additional materials arisen while the question was discussed. Plan and accounting documentation (plans, bids, charts, reports and calculations) are put into the case of the year which it is referred to, regardless of the time and date.

The drawing up of accounting documents is conducted in accordance with nomenclature of cases – systematized list of cases, formed in the Company with retention periods mentioned in accordance with the General rules of archives' work (approved by the decision of Russian record-keeping office from 06.02.2002).

The cases which formation is prolonged till the next year keep the same number in the nomenclature.
In the end of the calendar year the total record is made about the categories and number of opened cases, where the total number of cases is mentioned as well as the cases of permanent retention period, temporary (more than 10 years) and temporary of up to 10 years retention period, and the number of transit cases.
The nomenclature is signed by the person, responsible for the record keeping, vised by the chief accountant and coordinated with the office and record-keeping office of the company.

10. Approval of the procedure of changes putting in the account policy of the Company:

10.1. Account policy of the Company changes only in the following cases:
-change of the Legislation of Russian Federation or legal acts on accounting;

- working out by the Company new methods of accounting keeping which presupposes more authentic facts of economic activity in the accounting or less labor-output ratio of the process without the decrease of the level of authenticity of the accounting process (change of the structure of the work plan of accounts during putting into operation of new program devices, work out of the methodology of the account of separate economic processes which have no legal regulation, etc.);

-major modification of the terms of the activity (reorganization, owners' replacement, chang of the types of activity, force majeur, change of the internal structure (with no reorganization), etc.).

10.2. Change of account policy is introduced since January 1 of the year following the year of its approval by the correspondent order about the Company except for the cases when the legal act was drawn up during the year and is recommended to be implemented from the accounting of the current year.

7.5. Information about total sum of export and the share export makes in the total volume of sales

The issuer does not perform export of energy out of the territory of Russian Federation.

7.6. Information about the cost of immovable property and major modifications which took place when the last fiscal year ended.

There were no major modifications in the property of the JSC "Kuzbassenergo" for the fiscal period. Total book cost of retired and procured immovable property makes less than 5 per cent of the book cost of assets of the issuer.

7.7. Information about the participation of the issuer in judicial proceedings if such a participation can have a great impact on the financial-economic activity of the issuer.

There were no significant suits, which sum makes or more than 10% of the cost of assets of the issuer during three years, preceding the date of the 2st quarter of 2006.

Applications and suits (current at the amount more then 10,0 millions RUR) brought to JSC "Kuzbassenergo" which are under consideration as for the date 01.07.2006:

«1) Inspections of the Federal Tax Service of RF in Kemerovo on recover of tax sanctions amounted RUR 214 938 640 accrued due to results of the travelling auditing . By the Court's decision dd. 27.10.2004 , case's procedure was suspended. In the trial spent 17.04.2006 the taxation body reduced an amount of the plaintiff's claim till RUR 26 334 101,49. By the decision of the court of first instance dd.17.04.2006 RUR 6 784 511.19 of the tax sanctions were recovered from the JSC "Kuzbassenergo", the rest part of claims was refused. By the Resolution of the arbitrage of the court of apellate jurisdiction dd. 11.07.2006 the decision was rest without changes.

2) Ministry of Finance of RF on recover of the principal debt under the loan contract, also of interest on loan's using and interests on using of alien monetary funds amounted RUR 62 985 277, 58. According to the decision of the court of first instance dd. 16.09.2005 it was refused in demands satisfaction, by decision of arbitrage of appellate jurisdiction dd.02.12.2005 the suitor's appeal was satisfied partially and new court deed on recovering of a debt amounted RUR 10 millions and of the state dues amounted RUR 62500 was accepted. By the resolution of the Court of Cassation dd. 23.03.2006 the case was referred to the new examination. In the trial spent 17.05.2006 the JSC "Kuzbassenergo" submitted a petition on the case

examination together with the arbitrage assessors.

Applications declared by the JSC "Kuzbassenergo":

1) decision on recognition as void the decision of Inspections Federal Tax Service of RF in Kemerovo on recharging of profit tax for the year 2001 in amount of RUR 39 517 096, also fines amounted RUR 4 285 215, additional payments on profit tax amounted RUR 2 469 819 and penalty amounted RUR 7 903 419 concerned the application of a privilege on mobilization under the property tax for the year 2001. By the resolution of the court of original jurisdiction dd. 18.10.2005 the claims of the JSC "Kuzbassenergo" were satisfied, by the resolution of the court of appellate jurisdiction dd. 20.12.2005 the decision was set without changes. By the resolution of the Court of Cassation dd.19.04.2006 the case was referred to the new examination. By the resolution of the court of original jurisdiction dd. 01.06.2006 the claims were satisfied

2) on obligation by Interregional Inspection on taxation of RF №4 of the largest tax payers to set-off overpayment amounted RUR 36 250 549 arose due to transfer to expenditures to obligatory assessments on energy saving program implementation. By the court decision dd. 25.10.2005 the claims were satisfied in full volume. By the resolution if the Court of original jurisdiction dd. 2301.2006 this decision was set without changes. By the Resolution of the Court of Cassation dd. 03.07.2006 the case was transferred to the new examination .

3) on recognition as void the decision of Administration of the Tax ministry in Kemerovo region on recharging of tax amounted RUR 44 368 459 , also additional payments on profit tax amounted RUR 465 367, fines and penalties amounted RUR 8 873 691 . Claims of the JSC "Kuzbassenergo" were satisfied by the decision of the court dd. 22.12.2005; by the decision of the court of appellate jurisdiction dd.28.02.2006 the aforementioned decision was set without changes. By the Resolution of the Court of Cassâtion dd. 10.06.2006 the case was referred to the new examination.

4) on recognition as void the decision of Interregional Inspection of Federal Taxation Service №4 over the largest tax payers to recharge profit tax for the year 2004 amounted RUR 37 577 656.

By the decision of the court dd. 01.02.2006 the claims were satisfied on full volume . By the Resolution of the court of appellate jurisdiction dd. 05.05.2006 this decision was set without changes.

5) on recognition as void the decision of Interregional Inspection of Federal Taxation Service №3 in Kemerovo region on recharging of land tax for the years 2003-2005 and on obligation to payback the land tax amounted RUR 18 220330. By the decision of the court of original jurisdiction dd. 10.05.2006 the claims of the JSC "Kuzbassenergo" were satisfied. By the Resolution of the court of appellate jurisdiction dd. 12.07.2006 this decision was set without changes.

6) on recognition as void the claims of the MI FTS of RF over the largest taxpayers №4 to pay the VAT fines amounted RUR 56 542 807,12. Preliminary trial was assigned to 20.07.2006.

VIII. Additional information about the issuer and its placed securities

8.1. Additional information about the issuer

8.1.1. Information about the amount and structure of the issuer's chartered (pooled) capital (unit trust)

Chartered capital of the Company is composed o the f net cost of the Company's stocks purchased by the shareholders (allocated stocks).

The issuer's chartered capital amounts RUR 606 163 800 (Six hundred millions one hundred sixty three thousands eight hundred roubles).

The company allocated ordinary registered stocks with the same nominal value amounted 1 (one)ruble per share in quantity of 606 163 800 pieces.

A part of the stocks of JSC "Kuzbassenergo" in form of depository receipts (American depository receipts) is circulated abroad the Russian Federation.

Level and status of the program *: sponsored by ADR of 1 level, number of stocks per 1 ADR is equal 10, Depository bank - THE BANK OF NEW YORK INTERNATIONAL NOMINEES, depository agreement was subscribed 23.10.1997. ADR is trade at the Berlin and Frankfurt stock exchanges.*

As for situation by the 30th of June, 2006 the share's number deposited against the depository receipts amounted ____________pieces, i.e. 1,39% of the chartered capital and of the total vote's number.

8.1.2. Information about the changes in the amount of the issuer's chartered (pooled) capital

During the last 5 terminated fiscal years the JSC "Kuzbassenergo" did not spend additional stock's issue.

8.1.3. Information about establishment and use of the reserve fund and other funds of the issuer

A reserve fund is defined by the Company and may not be lower than equal to 5 (five) percent of its authorized capital.
The reserve fund is to be formed by way of obligatory annual payments to reach amount provided by the Articles of Association of the Company. Amount of annual payments is provided by the Articles of Association of the Company and shall no to be less then 5 (five)% of the net income of the Company.

Expenditure of the reserve fund's assets bears only target character. Reserve fund of the Company is subject to cover losses of the Company also to pay-off the Company's bonds and the Company's stocks redemption in case of other assets lack.

RUR, thousands

Index	by 01.01.2006	Accrued	Spent	By 30.06.2006
Reserve (surplus) fund	16 858	13 450	-	30 308
Accumulation fund	237 353	125 020	-	362 373
Social sphere fund	8 520	-	31	8 489

8.1.4. Information about the order of calling and conducting a meeting of the issuer's supreme management body

Information about the order of calling and conducting a meeting of the issuer's supreme management body is in accordance with Articles of Association of the Company.

Name of the supreme management body of the issuer: *General meeting of shareholders*
Order of shareholders notification on the meeting conducting:

par. 1.5. Notification of general meeting of shareholder's convocation shall be send (or delivered) to the person indicated in the list of persons entitled to participate in General meeting of shareholders with the ballots for voting and shall to be published by the Company not later than 20 (twenty) days before the General meeting of shareholders, and the announcement on general meeting conducting which agenda contains an issuer on reorganization shall be published in the newspaper "Russian Gazette" not later then 30 (thirty) days before the date of General Meeting .

If the registered person in the register of shareholders of the Company is a nominal stock holder the announcement on the general meeting of shareholders conducting shall be mailed to the address of nominal holder if the register of the persons entitled to participate in the General meeting of shareholders does not contains other postal address where the announcement on general meeting of shareholders conducting shall be mailed to.

p. 11.6. Ballots for voting over the issues of agenda shall be forwarded to every person included in the list of persons entitled to participate in the General meeting of shareholders by a registered letter or handed over to each of the above persons against signature Company not later than 20 (twenty) days before the General meeting of shareholders.

One copy of ballot for voting over all issues of agenda or one copy of two or more ballots for voting over the different issues shall be submitted to each person included in the list of persons entitled to participate in General meeting of shareholders.

Persons (bodies) entitled to convoke (require conducting) of an extraordinary meeting (session) of the supreme management body of the issuer also the order of delivery (submitting) of such demands are the follows:

p. 14.2. Extraordinary General Meeting of shareholders of the Company is to be conducted according to its own initiative, also to demands of the Revision Committee of the Company, Auditor of the Company, also shareholder (shareholders) owned not less then 10 (ten) percents of the voting stocks of the Company as for the date of demand's raising.

p. 14.3.Convocation of the extraordinary general meeting of shareholders on demand of the Revision Committee of the Company, Auditor of the Company or shareholder (shareholder) owned not less then 10 (ten) percents of the voting stocks of the Company shall be exercised by the Board of Directors of the Company.

Such General meeting of shareholders shall to be conducted within 40 (forty) days from the date of demand on conducting of the extraordinary general meeting of shareholders submitting.

p. 14.4. Requirements on the extraordinary general meeting conducting shall to contain the issues subject to agenda inclusion.
Person (persons) requiring the extraordinary general meeting convocation entitled to submit a project of the Extraordinary general meeting of shareholder's decision, also proposal on the form of the general meeting conducting.
n. 14.5. In case if the requirement on the extraordinary general meeting of shareholders convocation is proceeded from the shareholder (shareholders) it must contain the name of shareholder (shareholders) required the meeting's convocation including a number, category (type) of the Company's shares belonging to him.
Requirement on the extraordinary general meeting of the Company convocation shall be signed by the person (persons) required the extraordinary general meeting of the Company.

Order of determination of a date for general meeting (session) of the supreme management body of the issuer conducting:

Determination of a date for general meeting of shareholders conducting is in the sole competence of the Board of Directors of the Company. In the process of preparation for the General meeting of shareholders conducting the Board of Directors determines the date for the General meeting of shareholders conducting. Annual general meeting of shareholders of the Company shall be held not sooner than 2 (two) months and not later than 6 (six) months after the end of a fiscal year.

Extraordinary General meeting of shareholders upon the request of the Revision Committee of the Company, Auditor or shareholder (shareholders) owned not less then 10 (ten) percents of voting share of the Company shall be conducted within 40 (forty) days from the date of request on conducting of the Extraordinary general meeting of shareholders submitting.
In case if the intended agenda of the extraordinary general meeting of shareholders contains an issue on election of members of the Board of Directors: the General meeting of shareholders is to be conducted within 70 (seventy) days from the date of request on conducting of the Extraordinary general meeting of shareholders submitting.

Persons entitled to submit offers in agenda of meeting (session) of the supreme management body of the issuer:

p.13.1. Shareholders (shareholder) of the Company owned in aggregate not less then 2 (two) percent of voting shares of the Company within 90- (ninety) days after the date of the end of fiscal year have right to submit offers in agenda of annual general meeting of shareholders and nominate for candidates in the Board of Directors and Revision Committee of the Company which number must not exceed number composition of corresponding body.
p.13.2. Proposal on submitting of issues in agenda of the general meeting of shareholders and proposal on nominating for candidates shall be in written form with the name of submitted shareholder (shareholders), also number and category (type) of shares belonging to him and must be signed by shareholder (shareholders).

p.13.3 Proposal on submitting of issues in agenda of the general meeting of shareholders shall contain statement of each offered issue also proposal on candidates nomination – name of each supposed candidate, name of body subject to his election.

Persons entitled to familiarize with information (materials) submitted to preparing and conducting of meeting (session) of the supreme management body of the issuer also an order of such information (materials) familiarizing:

Persons entitled to participate in the General meeting of shareholders have right to familiarize with information submitted for shareholder's meeting preparing and conducting.

p. 11.7. Information (materials) on agenda of the general meeting of shareholders within the 20 (twenty) days, and in case of general meeting conducting on agenda upon the issue on the Company's reorganization within the 30 (thirty) days before the general meeting of shareholders conducting shall be available to the persons entitled to participate in the general meeting of shareholders subject to familiarization in the premises of the executive body of the company and in other places which addresses indicated in announcement on the general meeting of shareholders conducting. Indicated information (materials) shall be available to the persons participating in the general meeting of shareholders during its conducting.

Familiarization's order of the persons entitled to participate in the general meeting of shareholders with information (materials) over the issues of agenda of the general meeting of shareholders and list of information (materials) shall be defined by the resolution of the Board of Directors of the Company.

8.1.5. Information about commercial organizations in which the issuer owns at least 5 percent of the authorized (pooled) capital (unit trust), or at least 5 percent of ordinary shares

Name: Open Joint Stock Company "Kuzbasshydroenergostroy", JSC "Kuzbasshydroenergostroy" ***(bankruptcy procedure - proceedings in bankruptcy)***
Location: ***Krapivinsky district, Kemerovo region, Russia***
Issuer's share in the chartered capital of legal entity: **100%**
Share of ordinary stocks of the legal entity owned by the issuer: ***100 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name : Limited liability company **"Sbytenergo", Ltd. "Sbytenergo"**
Location: ***#14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, Russian Federation, 652417***
Issuer's share in the chartered capital of legal entity: **100%**
Share of legal entity in the issuer's chartered capital: ***no***

Name: Open Joint Stock Company ***"Investment - production institution "Vodocanal", JSC "IPO Vodocanal"***
Location: ***#3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia***

Issuer's share in the chartered capital of legal entity: ***74.52 %***
Share of ordinary stocks of the legal entity owned by the issuer: ***74,52 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: Open Joint Stock Company ***"Prokopievskenergo", JSC "Prokopievskenergo"***
Location: ***#14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia***
Issuer's share in the chartered capital of legal entity: ***60 %***
Share of ordinary stocks of the legal entity owned by the issuer: ***60 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Open Joint Stock Company "Engineering and analytical centre "Kuzbasstechenergo", JSC "Engineering and analytical centre "Kuzbasstechenergo"***
Location: ***#17, Stantsionnaya str., Kemerovo, Russia, 650099***

Issuer's share in the chartered capital of legal entity:*100 %*

Share of ordinary stocks of the legal entity owned by the issuer:*100 %*

Share of legal entity in the issuer's chartered capital: ***no***

Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Open Joint Stock Company "Kuzbass energyreparing company" , JSC "Kuzbass energyreparing company"***

Location: ***#30, Kuznetsky prospect, Kemerovo, Russia, 650099***

Issuer's share in the chartered capital of legal entity:*100 %*

Share of ordinary stocks of the legal entity owned by the issuer:*100 %*

Share of legal entity in the issuer's chartered capital: ***no***

Share of the legal entity's ordinary shares of the issuer: ***no***

Name: ***Open Joint Stock Company "Kuzbssetremont" , JSC ""Kuzbssetremont"***

Location: ***#1, Nevskogo str., Novokuznetsk, Kemerovo region, Russia, 654079***

Issuer's share in the chartered capital of legal entity:*100 %*

Share of ordinary stocks of the legal entity owned by the issuer:*100 %*

Share of legal entity in the issuer's chartered capital: ***no***

Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Closed Joint Stock Company "Autotransport enterprise "Kuzbassenergo" , ZAO "ATP "Kuzbassenergo"***

Location: #4, Stantsionnaya str., Kemerovo, Russia, ***650006***

Issuer's share in the chartered capital of legal entity:*100 %*

Share of ordinary stocks of the legal entity owned by the issuer:*100 %*

Share of legal entity in the issuer's chartered capital: ***no***

Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Closed Joint Stock Company Medico-sanitary centre "Health centre "Energetic", ZAO "MSC "Health centre "Energetic"***

Location: ***#37, Kuzbasskaya str., Kemerovo, Russia***

Issuer's share in the chartered capital of legal entity:*100 %*

Share of ordinary stocks of the legal entity owned by the issuer:*100 %*

Share of legal entity in the issuer's chartered capital: ***no***

Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Open Joint Stock Company "Kuzbassenergoservice" , JSC "Kuzbassenergoservice"***

Location: ***#10, Karbolitovskaya str., Kemerovo, Russia, 650000***

Issuer's share in the chartered capital of legal entity:*100 %*

Share of ordinary stocks of the legal entity owned by the issuer:*100 %*

Share of legal entity in the issuer's chartered capital: ***no***

Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Company with limited liability " South-West", TOO" South-West"***

Location: ***#10, Predzavodskaya str., Kemerovo, Russia***

Issuer's share in the chartered capital of legal entity: *7.69 %*

Share of legal entity in the issuer's chartered capital: ***no***

Name: ***Closed Joint Stock Company "Bagran", ZAO "Bagran"***

Location: #4a, Pionersky boulevard, Kemerovo.
Issuer's share in the chartered capital of legal entity: *7.14 %*
Share of legal entity in the issuer's chartered capital: ***no***

Name: ***Limited liability company "Journal TEC and the Kuzbass resources", Ltd. "Journal TEC and the Kuzbass resources"***
Location: ***#63, Sovetsky prospect, Kemerovo, 650099***
Issuer's share in the chartered capital of legal entity: *6.7 %*
Share of legal entity in the issuer's chartered capital : ***no***

8.1.6.. Information about essential transactions carried out by the issuer

No such transactions which liabilities amount 10 and more percents of the balance cost of the issuer's assets in the reporting period.

8.1.7. Information about credit ratings of the issuer

The Issuer or the issuer's securities have not been assigned any credit ratings for the last 5 fiscal years.

8.2. Information about each category (type) of the issuer's stocks

Full name of category /type of stocks: ***ordinary registered stocks***
Nominal value: **one ruble**
number of shares in circulation: ***606 163 800 pieces***
By Resolution of FCCB of Russia #03-1210/p dd. 24.06.2003 an unification of additional issues of issuing securities of the Kuzbass joint stock company of energetics and electrification was implemented as a result of which:
the following state registration numbers assigned to ordinary registered shares issues of the Kuzbass joint stock company of energetics and electrification were annulated:
39-1n-00734 dd. 25.07.1994;
39-1-00970 dd. 23.11.1995.
Aforementioned issues of ordinary registered shares of the Kuzbass joint stock company of energetics and electrification was assigned the state registration number 1-01-00064-A dd. 24.06. 2004.
JSC 'Central Moscow Depository" being the registrator spend an operation on unification of additional issues of JSC 'Kuzbassenergo" in the register of securities owners the 18th of July 2003.

There are no declared shares
Shareholders rights granted by the ordinary stocks (extract from the Articles of Association):

- Each ordinary stock of the Company grants the shareholder – its owner – an equal volume of rights (par. 6.2 of the Article of Association)
The Company's shareholders, owners of ordinary registered stocks of the Company are entitled to the following:

1) participate in the General meeting of the Company's shareholders with the right to vote on all issues within his competence;
2) propose issues to include into the agenda of the General meeting of shareholders in accordance with the Article of Association and the legislation of the Russian Federation;
3) receive information about the Company's activity and examine its books, accounting statements and other documents in accordance with art. 91 of the Federal Law "On Joint Stock Companies" and with the Articles

4) receive dividends declared by the Company;
5) have priority in acquiring additional shares and issued securities convertible into shares offered through open or closed subscription, proportionally to ordinary share's number belonging to him;
6) receive part of the Company's property left after all settlements with creditors in case of liquidation of the Company;
7) exercise other rights stipulated by the Russian Federation legislation and by the Articles of Association.

8.3. Information about the previous issues of the issuer's securities, except for the issuer's stocks

Only ordinary stocks are in circulation, the issuer did not issued other emissive securities.

8.3.1. Information about the issues with all securities paid off (cancelled)
Only ordinary stocks are in circulation, the issuer did not issued other emissive securities.

8.3.2. Information about the issues with securities in circulation
Only ordinary shares are in circulation, the issuer did not issued other emissive securities.

8.3.3. Information about the issues with the issuer's obligations on securities unfulfilled (default)
Only ordinary shares are in circulation, the issuer did not issued other emissive securities.

8.4. Information about the person (persons) providing (provided) security for the bonds of the issue
Issuer did not issue and float any bonds.

8.5. Terms of securing fulfillment of obligations on the bonds of the issue
Issuer did not issue and float any bonds.

8.6. Information about the institutions registering the rights for issued securities of the issuer
Registrator:

Name: *Joint Stock Company "Central Moscow Depository"*
Location: *#3 build. B, Orlikov pereulok str., Moscow, 107078*
Postal address: *#34, building 8, Bolshaya Pochtovaya str., Moscow, 105082*
tel.: *(095) 221-13-33, 221-13-34;* fax: *(095) 221-13-33*
e-mail: *Mcdepo@dol.ru*
License:
License number: *10-000-1-00255*
Issue date: *13.09.2002*
Expiry date: *unrestricted effective period*
License issuing body: *Federal Commission on Securities of Russia*
Registrator keeps the issuer's securities register from the 3rd of January 2002.

8.7. Information about legislative acts regulating the issues of capital import and export which can affect payout of dividends, interest and other payments to non-residents

Federal law of 10 December 2003 No. 173-FZ "On currency regulation and currency control" (ed. 29.06.2004) is the major legislative deed adjusting the issues on the capital import and export.
Tax Code of Russian Federation (part 1 dd. 31.07.1998 №146-FL and part 2 dd. 05.08.2000 № 117-FZ).

Instruction of the Central Bank of the RF of 28 December 2000 No. 96-I (in version of 13.08.2003) "On special accounts of non-residents, type "C". This instruction is subject to adjustment the order of operations

with non-residents type "C" in currency of Russian Federation and special accounts type "C" subject to securities accounting.

Instructions adjusted with the Ministry of Trade of Russian Federation on expediency of investments abroad by legal entities and natural persons of RF" approved by the Order of the Ministry of Trade of RF №318 dd. 09.07.1999.

Furthermore the group of Federal laws ratifies agreements on avoiding a double taxation between Russian Federation and foreign countries.
Nowadays a regime on avoiding a double taxation is in force with more then 50 countries. For example:

1. *Federal Law # 167-FL " dd. 17.07.1999 " on ratification of Agreement between the Government of Russian Federation and the Government of Cyprus republic on avoiding a double taxation concerned profit tax and capital tax".*
2. *Federal Law #18-FL dd. 08.02.1998 "On ratification of a Convention between the Government of Russian Federation and the Government of French republic on avoiding a double taxation and prevention a tax bilk and violation of legislation concerned profit tax and property tax"*
3. *Federal Law #65-FL dd. 19.03.1997 "On ratification of Convention between the Government of Russian Federation and the Government of United Kingdom of Great Britain and North Ireland on avoiding a double taxation and prevention tax bilk concerned profit tax and property price appreciation" and Agreement between the Government of Russian Federation and the Government of United Kingdom of Great Britain and North Ireland on some Convention's provisions application concluded in form of the notes exchange dd. 15.02.1994.*
4. *Federal Law #42-FL dd. 26.02. 1997 "on ratification of Agreement between Government of Russian Federation and the Government of Canada on avoiding a double taxation concerned profit tax and property tax."*
5. *Federal Law #158-FL dd.18.12.1996 "on ratification of Agreement between the Russian Federation and Federal Republic of Germany on avoiding a double taxation concerned profit tax and property tax".*
6. *Contract concluded between the Russian Federation and United States of America subject to avoid a double taxation and prevent a tax bilk concerned profit tax and capital tax (Washington, 17.06.1992).*
7. *Convention concluded between the USSR Government and the Government of Japan subject to avoid a double taxation and prevent a tax bilk concerned profit tax (Tokyo, 18.01.1986).*
8. *Federal Law #69-FL dd. 14.06.2002 "On ratification of the Agreement concluded between the Government of Russian Federation and the Government of Tajikistan on avoiding a double taxation and prevention a tax bilk concerned profit tax and capital tax".*
9. *Federal Law #60-FL dd. 28.05.2001 "On ratification of the Agreement concluded between the Government of Russian Federation and Moldova republic on stimulation and reciprocal protection of capital investments"*

8.8. Procedure description in taxation of revenues from the issuer's issued securities placed and in floatation

If a Russian institution is an income source, this institution shall to be recognized as tax agent and the tax amount shall be determined in accordance with the RF legislation in force.
At the moment of the reporting quarter terminating the following taxation procedure is in force:
Taxation of legal entity's income on the allocating (allocated) securities as dividends.

№№	Category of securities owners		
	Legal entities – tax residents of RF		
1.Profit's name on the floated securities	**Dividends**		
2. Security tax	Profit tax		
3. Tax rate	9 %	15 %	

4.Order and terms of tax payment	Profit tax in form of dividends shall be collected from the source of such tax payment and shall be transferred to the budget by tax agent exercised this payment within 10 days form the date of tax payment.	Amount of the tax withheld from the foreign organizations shall be paid to the budget by tax agent at the same time with profit payment in a currency of this profit payment or in a currency of RF at the official rate of Central Bank as for a date of payments.
5. Features of taxation order for this category of securities owners	The total sum of the tax from the sum of dividends is defined as product of tax rate and a difference between the sum of the dividends subject to distribution between shareholders (participants) in the current tax period, reduced on the sums of dividends subject to payment by the tax agent in the current tax period, and the sum of the dividends received by the tax agent in the current accounting (tax) period and the previous accounting (tax) period if the given sums did not participate in calculation under definition of the taxable income as dividends earlier. In case the received difference is negative, the duty on tax payment does not arise also compensation from the budget is not made	Elimination of double taxation. For exemption of taxation or application of a preferential taxation regime the tax payer (foreign organization) should confirm to the tax agent paying the profit before date of the profit payment that he is a resident of the state, with which Russian Federation has the international contract (agreement) adjusting taxation issues. Such confirmation should be certified by the authorized body of the corresponding foreign state. In a case non confirmation before the date of profit payment the tax agent is to obliged to withhold the profit tax of foreign organization. In accordance with par. 2 of art. 312 of Tax Code of RF (part 2) foreign profit recipient has right to reimburse the early withheld profit tax paid by him earlier within 3 years from the date of tax period termination when the profit tax was paid off under condition of granting by the foreign addressee of the income in the tax body according the place of registration of the tax agent of corresponding documents (list is in art. 312 of the Tax Code of RF (part 2). Repayment of early withheld and paid tax shall be fulfilled within the month from the date of application and aforementioned documents.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 25 "Profit tax of organizations" of the Tax code of RF (part 2).	

Taxation of profits of natural persons on the allocating (allocated) securities as dividends

№№	Category of securities owners	
	Natural persons – tax residents of RF	Foreign natural persons (non-residents), getting profits from the sources located in RF
1. Profit's name on the floated securities	**Dividends**	
2. Profits' name on securities	Tax on the natural person's profits	
3. Tax rate	9 %	30 %
4. Order and terms of tax payment	Liability to withhold from the tax payer's income an amount of the tax and to pay it to the corresponding budget shall be entrusted to Russian organization as the source of income of tax payer in form of dividends (tax agent). Charged amount of tax shall be withheld directly from the tax payer's income under its actual payment. Tax agents shall to pay amounts of the accrued and withheld tax not later the date of actual money receipt to tax payment in bank, also the date of income transfer from the accounts of tax agents to accounts of tax payer or on his behalf to the third party's bank accounts.	
5. Features of taxation order for this category of securities owners	Total sum of tax on the dividend amount shall be defined as of as product of the rate of the tax and a difference between the sum of the dividends subject to distribution between shareholders (participants) in the current tax period, reduced on the sums of dividends subject to payment by the tax agent in the current tax period, and the sum of the dividends received by the tax agent in the current accounting (tax) period and the previous accounting (tax) period if the given sums did not participate in calculation at definition of the taxable income as dividends earlier. In case the received difference is negative, the duty on tax payment does not arise also compensation from the budget is not made.	Elimination of double taxation. For exemption of taxation, reception of tax charge-off and other tax preferences the tax payer is to submit to the fiscal bodies official approval of his being the resident of the country concluded with the Russian Federation an agreement in force during the corresponding tax period (or its part) on avoiding a double taxation, and also a document on the received income and its payment abroad of Russian Federation approved by the tax body of the corresponding foreign country. Approval may be submitted as before the tax payment, also within one year after the date of termination of tax period under which results the tax payer pretends to elimination of tax payment, set-off, tax deductions and preferences.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 23 «Profit tax of natural persons" of the Tax Code of RF (part 2), art. 275 of the chapter 25 "Profit tax of organizations", Tax Code RF.	

Taxation of legal entities profit subject to sale of the allocating (allocated) securities, also interests from the bonds of the issuer

№№	Category of securities owners	
	Legal entities – tax residents of RF	Foreign legal entities – (non-residents), getting profits from the sources located in RF
Profit's name on the floated securities	**Profits from operations on securities sale, also percents on the issuer's bonds.**	**Profits from Russian organization's shares sale, whose assets more then 50% composed of real estates located on the RF territory, also percents on the issuer's bonds.**
2. Profits' name on securities	Profit tax	
3. Tax rate	24 %	20 %
4. Order and terms of tax payment	Tax subject to be paid off at the end of tax period shall be paid off not later the date provided by art. 289 of Tax Code of RF for tax declaration's submitting for the corresponding tax period. Advance payments on the tax over the results of reporting period shall be pad off not later the date determined for the tax declarations submitting for the corresponding tax period. Monthly advanced payments shall be paid in terms in 28 days at latest, as of the date of the end of the corresponding tax period. The taxpayers calculating the sums of monthly advance payments on the basis of actually received profits shall submit tax declarations in not later than the 28th of the month next following the month on the basis of which results the calculation of the tax is made. By results of the reporting (tax) period amounts of monthly advanced payments paid within the reporting (tax) period shall be set-off in the advance payments by the results of the reporting period. Advanced payments by the results of reporting period shall be set-off in account of tax payment by the results of tax period.	The Russian organization or the foreign organization performing activity in the Russian Federation through its permanent representation (tax agents) paying out income to a foreign organization shall with hold the sum of tax from the incomes of this foreign organization, in every payment (transfer) to it of monetary funds or in another receipt of incomes by the foreign organization. The tax agent shall be obliged to transfer the corresponding sum of tax in the course of three days after the day of payment (transfer) of the monetary funds to the foreign organization or of another receipt of incomes by the foreign organization.
5. Features of taxation order for this category of securities owners		If a foreign organization submits to the tax agent confirmation that this foreign organization has a constant location in this country, with whom Russian Federation has the international agreement regulating taxation issues, concerning the income on which the international agreement stipulates a preferential mode of taxation in Russian Federation, elimination of tax deduction from a source of payment or deduction of the tax under the lowered rates before the date of income payment.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 25 "Profit tax of organizations", Tax Code RF.	

Taxation of natural' person's profit subject to sale of allocating and allocated securities, also interests from the bonds of the issuer

№№	Category of securities owners	
	Natural persons – tax residents of RF	Foreign natural persons – (non-residents), getting profits from the sources located in RF
1. Profit's name on the floated securities	The profits of the RF sources are the follows: - **interests received from Russian organization, as well as interests received from Russian individual businessmen and (or) from a foreign organization in connection with the activity of its permanent representation in the Russian Federation;** - **profits on shares or other securities sale in RF, also participation share in the chartered capital of organizations;**	
2. Profits' name on securities	Natural person's profit tax	
3. Tax rate	13 %	30 %
4. Order and terms of tax payment	Tax amount calculation and payment is carried out by the tax agent by the end of fiscal period (fiscal year) or at carrying out by him monetary funds of the tax payer payment before the end of the fiscal period. At payment of monetary funds before the expire of scheduled fiscal period a tax shall be paid off from the profit's share equal to actual sum of monetary funds paid off.	

5. Features of taxation order for this category of securities owners	At the absence pf documentary approval of expenses a natural person entitled to use tax deduction in amount received due to securities sale in the ownership of tax payer less then three years but not exceeded 125 000 RUR. At securities selling in the ownership of tax payer during three years and more, the property tax deduction shall be granted in amount received due to securities selling by the tax payer. At the property selling in the aggregate share or aggregate joint ownership corresponding amount of the property tax deduction shall be distributed between owners of this property in proportion to their share or on mutual agreement .	Elimination of double taxation. For exemption of taxation, reception of tax charge-off and other tax preferences the tax payer is to submit to the fiscal bodies official approval of his being the resident of the country concluded with the Russian Federation an agreement in force during the corresponding tax period (or its part) on avoiding a double taxation, and also a document on the received income and its payment abroad of Russian Federation approved by the tax body of the corresponding foreign country. Approval may be submitted as before the tax payment, also within one year after the date of termination of tax period under which results the tax payer pretends to elimination of tax payment, set-off, tax deductions and preferences.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 23 «Profit tax of natural persons" of the Tax Code of RF (part 2)	

8.9. Information about the announced (accrued) and paid dividends on the issuer's securities, and income from the issuer's bonds

At the outcome of the year 2001 The annual general meeting of shareholders of he JSC "Kuzbassenergo" approved a decision: "Not to pay off the dividends on the ordinary stocks of the Company at the outcome of the year 2001" (minutes №10 dd. 21.06.2002).

Due to existing financial result at the outcome of the year 2001 in amount of 2977 thousands rubles. The Board of Directors of JSC "Kuzbassenergo" recommended to annual general meeting of shareholders of the Company to adopt decision not to pay dividends on the ordinary shares of the Company, not-distributed proceeds equal to RUR 2977 thousands to transfer in the Reserve Fund.

By the results of the year 2002 the annual general meeting of shareholders of the Company "Kuzbassenergo" accepted the decision: "not to pay off dividends on ordinary stocks of the Company by the results of the year 2002 " (minutes №11 dd. 02.06.2003).
By the results of the year 2002 the balance loss amounted RUR 53 1606 thousands was beard. Thus the Board of Directors at their meeting spent 16.04.2003 recommended to the general meeting of shareholders not to pay dividends on ordinary stocks of the Company by the results of the year 2002.

By the results of the year 2003 the annual general meeting of shareholders of JSC "Kuzbassenergo" accepted the following decision: "Not to pay off dividends on ordinary stocks of the Company by the results of the year 2003 (minutes №12 dd. 14.06.2004).

By the results of the year 2004 the annual general meeting of shareholders of JSC "Kuzbassenergo" accepted the following decision: "Not to pay off dividends on ordinary stocks of the Company by the results of the year 2004 (minutes №13 dd. 27.06.2005).
As a result of financial and economic activity for the 12 months of the year 2004 net losses amounted RUR 390 580 thousands were beared. Thus the Board of Directors of the Company recommended to the general meeting of shareholders not to pay dividends on ordinary shares of the company by the results of the year 2004.
By the results of 9 months of the year 2005 the extraordinary general meeting of shareholders of JSC "Kuzbassenergo" accepted the following decision: "To pay dividends on ordinary shares of JSC "Kuzbassenergo" by the results of 9 months of the year 2005 amounted RUR 0,670461 rubles per one ordinary share of JSC "Kuzbassenergo" in money terms within 60 days from the date of decision on their payment adoption (minutes №14 dd. 30.12.2005).
Total sum of the accrued dividends amounted RUR 406 409 187,51 thousands

Reference on the dividends pay off and accrual as for a date of 30.06.2006 is attached in the Appendix №4

JSC "Kuzbassenergo" did not issue the bonds.

8.10. Other information

There is no other information on the Issuer and his securities.

APPENDIX

Quarterly accounting report (except affiliated companies)

BALANCE SHEET

By the 30th of June 2006

	Codes
Form №1 by OKUD	0710001
date (year, month, date)	2006 | 6 | 30
by OKPO	10563800
INN	4200000333
by OKVED	40.10.11
by OKOPF/OKFS	47 | 41
by OKEI	384

Institution : **JSC "Kuzbassenergo"**
Tax payer code
Core activity: **Industrial**
Legal form/form of ownership : **joint-stock**
Measuring unit: **RUR thousands**
Registered office: **30, Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia**

Date of approval	
Date of sending (reception)	02.08.2006

Assets	line's code	by the beginning of the reporting year	at the end of the reporting period
1	2	3	4
I. FIXED ASSETS			
Intangible assets	110	1	1
Fixed assets	120	27 491 892	26 603 644
Construction in progress	130	1 388 639	1 756 915
Profitable investments in material assets	135	6	6
Long-Term financial investments	140	329 408	329 006
Deferred tax assets	145	446 700	280 909
Other fixed assets	150	9 296	7 592
TOTAL for section I	190	29 665 942	28 978 073
II. CURRENT ASSETS			
Stocks	210	1 252 923	1 244 171
including: raw materials and other similar assets	211	1 221 355	1 205 294
Animals, growing and feeding	212	0	0
Costs of construction in progress	213	0	0
Finished products and goods for resale	214	2 736	2 101
Goods shipped	215	289	160
Deferred expenses	216	28 543	36 616
Other reserves and expenses	217	0	0
VAT for acquired assets	220	762 908	319 338
Receivables (payments are expected more than in 12 months after the accounting date)	230	301 794	283 320
including buyers and customers	231	167 187	155 551
Receivables (payments are expected within 12 months after accounting date)	240	1 870 240	2 279 763

including buyers and customers	241	650 875	787 455
Marketable securities	250	825	193 445
Funds	260	476 439	382 279
Other current assets	270	1 437	507
Total for section II	290	4 666 566	4 702 823
BALANCE	300	34 332 508	33 680 896

LIABILITIES	line's code	by the beginning of the reporting year	at the end of the reporting year
1	2	3	4
III. CAPITAL AND RESERVE			
Chartered capital	410	606 164	606 164
Own shares bought from shareholders	411	-	-
Surplus capital	420	25 251 038	25 225 053
Reserve capital	430	16 858	30 308
Funds created in accordance with the legislation	431	16 858	30 308
funds created in accordance with the chartered documents	432	0	0
Undistributed profit of past years	460	1 470 401	1 482 906
Undistributed profit (uncovered loss)	470	0	418 021
TOTAL for section III	490	27 344 461	27 762 452
IV. LONG-TERM LIABILITIES			
loans and credits	510	0	0
Deferred tax liabilities	515	555 764	640 140
Other long-term liabilities	520	1 260 975	1 130 931
TOTAL for the section IV	590	1 816 739	1 771 071
V. SHORT-TERM LIABILITIES			
Loans and credits (90, 94)	610	1 605 127	1 610 918
Payables	620	2 790 413	1 924 332
Including: Suppliers and sub-contractors	621	835 050	561 322
Payroll liabilities	622	56 398	31 910
Liabilities to public off-budget funds	623	31 344	31 109
Tax and collection liabilities	624	653 639	602 697
Other creditors	625	1 213 982	697 294
Liabilities to partners (founders) to pay income	630	370 094	184 303
Deferred revenues	640	405 674	408 692
Provisions for liabilities	650	0	19 128
Other short-term liabilities	660	0	0
TOTAL for section V	690	5 171 308	4 147 373
BALANCE:	700	34 332 508	33 680 896

REFERENCE ON THE VALUES AVAILABILITY ACCOUNTED ON THE OFF-BALANCE ACCOUNTS

Figure's name	Indicator code	By the beginning of the reporting period	By the end of the reporting period
1	2	3	4
Borrowed fixed assets	910	20 550	20 451
Including assets under lease	911	0	0
Inventory holdings taken in custody	920	8 520	14 779
Goods taken on commission	930	0	0
Written-off irrecoverable debt	940	458 761	431 287
Security for liabilities and payments, received	950	88 226	87 998
Security for liabilities and payments, provided	960	719 451	205 191
Depreciation of housing stock	970	1 113	1 105
Depreciation of objects of external development and similar objects	980	0	0
Forms of strict accounting	990	0	0
Borrowed fixed assets	1000	33	16

PROFIT AND LOSSES STATEMENT

		Codes		
	form №2 by OKUD	0710002		
by the 30th of June 2006	Date (year, month, year)	2006	06	30
Institution: **JSC "Kuzbassenergo"**	by OKPO	10563800		
Tax payer code	INN	4200000333		
Activity type: **production**	by OKBED	40.10.11		
Legal form/form of ownership: **joint-stock**	by OKOPF/OKFS	47	41	
Measuring unit: **RUR thousands**	by OKEI	384		

on factory shipments

Figure's name	Line's code	For the reporting period	For the same period of the previous year
1	2	3	4
Income and expenses from ordinary activities			
Revenues (net) from sales of goods, products, work, services (minus VAT, excise duties and similar binding payments)	**010**	**11 699 401**	**10 040 063**
Cost of sold goods, products, work, services	**020**	**(10 096 350)**	**(8 804 853)**
Gross profit	**029**	**1 603 051**	**1 235 210**
Commercial expenses	030	(6 129)	(2 160)
Management expenses	040	0	0
Profit (loss) from sales	**050**	**1 596 922**	**1 233 050**
Other revenues and expenses			
Interest receivable	060	4 940	904
Outstanding interest	070	(52 772)	(118 320)
Income from participation in other organizations	080	4 476	0
Other operating income	090	330 187	970 318
Other operating expenses	100	(191 758)	(1 022 294)
Extraordinary income	120	53 812	32 417
Extraordinary charges	130	(427 783)	(454 839)
Before-tax profit (loss)	**140**	**1 318 024**	**641 236**
Deferred tax assets	141	(10 918)	65 710
Deferred tax liabilities	142	(64 569)	(138 404)
Current profit tax	150	(392 339)	(497 935)
Other similar binding payments	180	(232 153)	1 061 075
Net profit (losses) of the reporting period	**190**	**618 045**	**1 131 682**
AS REFERENCE:			
Fixed tax liabilities (assets)	200	151 500	416 732
Base earnings (loss) per share	201	0	0
Equity profit (loss) per share	202	0	0

DECODING OF SOME PROFITS AND LOSSES

FIGURE'S NAME	line's code	for the reporting period		for the same period of the previous year	
		Profit	Loss	Profit	loss
1	2	3	4	5	6
Fines, penalties, acknowledged or imposed by the court (arbitration) decision	210	3 888	1 128	8 488	9 641
Profit (loss) of past years	220	10 579	13 362	3 116	163 095
Compensation for damages caused by non-performance or improper performance of liabilities	230	0	0	0	0
Rate difference in foreign exchange operations	240	10	18	16	14
Transfers to estimating reserves	250	x	0	x	0
Writing off past-due receivables and payables	260	23	166	1 362	840
	270	0	0	0	0

APPENDIX 2

CONSOLIDATED ACCOUNTING REPORT

BALANCE SHEET

by the 31st of December 2005

		Codes		
	form №2 by OKUD	0710001		
	Date (year, month, year)	2005	12	31
Institution: **JSC "Kuzbassenergo"**	by OKPO	10563800		
Tax payer code	INN	4200000333		
Activity type: **production**	by OKBED	40.10.11		
Legal form/form of ownership: **joint-stock**	by OKOPF/OKFS	47	41	
Measuring unit: **RUR thousands**	by OKEI	384		

date of approval	
Date of sending (reception)	17.03.2006

ASSETS	line's code	By the beginning of the reporting year	By the end of the reporting period.
1	2	3	4
I. FIXED ASSETS			
Intangible assets	110	3	1
Fixed assets	120	27 235 026	27 455 141
Construction in progress	130	1 699 999	1 398 467
Profitable investments in material assets	135	8	6
Long-Term financial investments	140	244 682	59 692
Deferred tax assets	145	50 833	52 487
Other fixed assets	150	-	9 296
TOTAL for section I	190	29 707 818	29 376 382
II. CURRENT ASSETS			
Stocks	210	1 319 597	1 382 775
including: raw materials and other similar assets	211	1 231 804	1 308 666
Animals, growing and feeding	212	-	-
Costs of construction in progress	213	425	532
Finished products and goods for resale	214	30 619	32 736
Goods shipped	215	2 659	289
Deferred expenses	216	54 090	40 552
Other reserves and expenses	217	-	-
VAT for acquired assets	220	720 223	798 846
Receivables (payments are expected more than in 12 months after the accounting date)	230	1 193 816	234 107
including buyers and customers	231	441 634	167 187

Receivables (payments are expected within 12 months after accounting date)	240	1 928 964	1 891 899
including buyers and customers	241	1 240 230	781 146
Marketable securities	250	94 986	74 775
Funds	260	373 324	510 081
Other current assets	270	-	3 417
TOTAL for section II	290	5 630 910	4 895 900
BALANCE	300	35 338 728	34 272 282

LIABILITIES	Indicator code	By the beginning of the reporting period	By the end of the reporting period
1	2	3	4
III. КАПИТАЛ И РЕЗЕРВЫ			
Chartered capital	410	606 164	606 164
Own shares bought from shareholders	411	-	-
Surplus capital	420	24 993 706	24 924 370
Payments on the allocated property	423	-	-
Reserve capital	430	18 446	19 306
Reserves created according to laws	431	18 446	19 306
Reserves created under constituent documents	432	-	-
Undistributed profit of past years	460	1 367 482	1 427 359
Undistributed profit (uncovered loss)	470	-	86 765
TOTAL for section III	490	26 985 798	27 063 964
IV. LONG-TERM LIABILITIES			
Loans and credits	510	-	-
Deferred tax liabilities	515	664 630	557 780
Other long-term liabilities	520	2 956 215	1 260 975
TOTAL for section IV	590	3 620 845	1 818 755
V. SHORT-TERM LIABILITIES			
Loans and credits (90, 94)	610	1 939 889	1 606 127
Payables	620	2 498 794	2 967 794
Including: Suppliers and sub-contractors	621	604 691	856 641
Payroll liabilities	622	559 202	452 260
Liabilities to public off-budget funds	623	-	-
Tax and collection liabilities	624	63 231	76 249
Other creditors	625	64 595	49 069
Liabilities to partners (founders) to pay income	630	141	374 772
Deferred revenues	640	266 597	407 810
Provisions for liabilities	650	-	-
Other short-term liabilities	660	-	-
TOTAL for section V	690	4 705 421	5 356 503
BALANCE:	700	35 338 728	34 272 282

REFERENCE ON THE VALUES AVAILABILITY ACCOUNTED ON THE OFF-BALANCE ACCOUNTS

Index	Line's code	By the beginning of the period	by the end of the reporting period
1	2	3	4
Borrowed fixed assets	910	145 496	142 380
Including assets under lease	911	-	-
inventory holdings taken in custody	920	9 999	9 407
goods taken on commission	930	-	-
Written-off irrecoverable debt	940	573 870	490 530
Security for liabilities and payments, received	950	183 951	88 226
Security for liabilities and payments, provided	960	1 127 560	719 451
Depreciation of housing stock	970	1 426	1 113
Depreciation of objects of external development and similar objects	980	-	-
Forms of strict accounting	990	-	36
Borrowed fixed assets	992	-	-
Borrowed fixed assets	995	-	-

12G3-2(B) Exemption No.: 82-4633

PROFIT AND LOSS STATEMENT

At the 31st of December 2005

		CODES
	Form No. 2 by OKUD	0710002
	Date (year, month, day)	2005.12.31
Organization **OAO "Kuzbassenergo"**	By OKPO	10563800
Identification number of tax payer	INN	4200000333
Activity : **Production**	By OKVED	40.10.11
Organizational and legal form/form of ownership **joint stock**	By OKOPF/OKFS	47 41
Unit of measure: '000 Rub	By OKEI	384

On factory shipments

Figure's name	Code	For accounting period	For the same period of the previous year
1	2	3	4
I. Income and expenses from ordinary activities			
Revenues (net) from sales of goods, products, work, services (minus VAT, excise duties and similar binding payments)	**010**	**20 478 057**	**17 003 199**
Net cost of sold goods, products, work, services	**020**	**(18 278 763)**	**(15 042 615)**
Gross profit (010-020)	**029**	**2 199 294**	**1 960 584**
Commercial expenses	030	(19 672)	(2 489)
Management expenses	040	(7 379)	(7 234)
Profit (loss) from sales (lines 010-020-030-040)	**050**	**2 172 243**	**1 950 861**
II. Other revenues and expenses			
Interest receivable	060	5 194	2 668
Outstanding interest	070	(179 593)	(199 188)
Income from participation in other organizations	080	1 150	-
Other operating income	090	2 527 494	1 942 101
Other operating expenses	100	(3 529 092)	(2 426 364)
Extraordinary income	120	130 033	193 853
Extraordinary charges	130	(1 208 460)	(1 607 004)
Before-tax profit (loss) (lines 050+060-070+080+090-100+120-130)	**140**	**(81 031)**	**(143 073)**
Deferred tax assets	143	182 947	105 775
Deferred tax liabilities	144	(85 964)	(170 585)
Current profit tax	145	(394 295)	(311 176)
Other similar binding payments	146	850 013	(1 071 695)
Profit tax and other similar obligatory payments	**150**	**552 701**	**(1 447 681)**
Profit (loss) from ordinary activities (lines 140 – 150)	**160**	**471 670**	**(1 590 754)**
III. Extraordinary profits and losses			
Extraordinary profits	170	28 325	9 361
Extraordinary losses	180	(6 821)	(11 359)
FOR THE CONSOLIDATED REPORT			
Capitalized profit (loss)	184	-	-
Minority interest	185	1 872	8 587
Net profit (undistributed profit (loss) of the reporting period (lines 160+170-180+184)	**190**	**493 174**	**(1 592 752)**

AS REFERENCE			
Constant tax liabilities (assets)	200	307 501	376 551
AS REFERENCE:			
Base profit (loss) per share	201	0,8136	-2,6276
Watered profit (loss) per share	202	0,8136	-2,6276

DECODING OF SINGLE PROFITS AND LOSSES

Index		In the reporting period		For the similar period of the previous year	
name	code	profit	less	profit	loss
1	2	3	4	5	6
Fines, penalties, acknowledged or imposed by the court (arbitration) decision	210	16 243	6 563	7 888	9 850
Profit (loss) of past years	220	53 235	226 220	124 478	10 664
Compensation for damages caused by non-performance or improper performance of liabilities	230	-	-	-	-
Rate difference in foreign exchange operations	240	16	73	-	5
Transfers to estimating reserves	250	-	443 295	-	200 000
Writing off past-due receivables and payables	260	2 486	107 793	10 671	394 526+

12G3-2(B) Exemption No.: 82-4633

STATEMENT OF CHANGES IN CAPITAL

		Codes	
	Form №3 by OKUD	0710003	
For the year **2005**	Date (year, month, date)	2005	12	31
Institution: **JSC "Kuzbassenergo"**	by OKOO	105638	
Identification number of tax payer	INN	4200000333	
Activity type: Production	By OKVED	4.10.11	
Legal form:/ form of ownership: corporate	By OKOPA/OKFS	47	41
Unit of measure: '000 Roub.	By OKEI	384	

Registered office: 30, Kuznetsky prospect, GSP-2, Kemerovo, 650000

1. Changes in capital

Figure's name	code	Chartered capital	Surplus capital	Reserve capital	unappropriated profit (uncovered loss)	Total
1	2	3	4	5	6	7
Остаток на 31 декабря года, предшествующего предыдущему	010	606 164	23 605 563	17 455	473 982	24 703 164
2004 год (предыдущий год) изменения в учетной политике	011	x	x	x	-	-
Результат от переоценки объектов основных средств	012	x	1 032 054	x	(288)	1 031 766
Изменения правил бухгалтерского учета	013	x	-	-	170 863	170 863
Остаток на 1 января предыдущего года	020	606 164	24 637 617	17 455	644 557	25 905 793
Результат от пересчета иностранных валют	023	x	-	x	x	-
Чистая прибыль	025	x	x	x	(1 590 859)	(1 590 859)
Дивиденды	026	x	x	x	(1 230)	(1 230)
Отчисления в резервный фонд	030	x	x	996	(996)	-
Увеличение величины капитала за счет:	040	-	-	-	2 320 452	2 320 452
Дополнительного выпуска акций	041	-	x	x	x	-
Увеличения номинальной стоимости акций	042	-	x	x	x	-
Реорганизации юридического лица	043	-	x	x	-	-
прочее	044	-	-	-	2 320 452	2 320 452
Уменьшение величины капитала за счет:	050	-	(2 320 468)	-	(1 431)	(2 321 899)
Уменьшения номинала акций	051	-	x	x	x	-
Уменьшения количества акций	052	-	x	x	x	-
Реорганизации юридического лица	053	-	x	x	-	-
прочее	054	-	(2 320 468)	-	(1 431)	(2 321 899)
Остаток на 31 декабря предыдущего года	060	606 164	22 317 149	18 451	1 370 493	24 312 257
2005 (reporting year) Changes in accounting politics	061	x	x	x	-	-
Result of the revaluation of the objects of the fixed assets	062	x	2 676 703	x	-	2 676 703
Changes in book-keeping regulations	063	x	(146)	(5)	(3 011)	(3 157)
Balance by the 1st of January of the reporting year	100	606 164	24 993 706	18 446	1 367 482	26 985 798
Result of conversion of currency	103	x	-	x	x	-
Net profit	105	x	x	x	493 174	493 174

Dividends	106	x	x	x	(412 316)	(412 316)
Assignments to the surplus fund	110	x	x	1 020	(1 020)	-
Capital increasing due to:	120	-	-	-	69 336	69 336
Additional issue of stocks	121	-	x	x	x	-
Increasing of the stocks nominal value	122	-	x	x	x	-
Reorganization of legal entity	123	-	x	x	-	-
Other	124	-	-	-	69 336	69 336
Reducing of the capital due to: Уменьшение	130	-	(69 336)	(160)	(2 532)	(72 028)
Reducing of the stock nominal	131	-	x	x	x	-
Reducing of stock's number	132	-	x	x	x	-
Reorganization of legal entity	133	-	x	x	-	-
Other	134	-	(69 336)	(160)	(2 532)	(72 028)
Balance by the 31st of December of the reporting year	140	606 164	24 924 370	19 306	1 514 124	27 063 964

II. RESERVES

Figure Name	Code	Balance	receipt	used	balance
1	2	3	4	5	6
Reserves founded in accordance with the legislation Data of the previous year	150	17 455	996	-	18 451
Data of the reporting year	151	18 446	860	-	19 306
Reserves created in accordance with the chartered documents Data of the previous year	152	-	-	-	-
Data of the reporting year	153	-	-	-	-
Evaluation reserves **Reserves on the doubtful debts** Data of the previous year	160	146 300	200 000	(146 300)	200 000
Data of the reporting year	161	200 000	324 676	(200 000)	324 676
Reserve against the financial investments devaluation Data of the previous year	162	-	-	-	-
Data of the reporting year	163	-	118 619	-	118 619
Reserve on the liabilities arisen due to go out of business recognition Data of the previous year	164	-	-	-	-
Data of the reporting year	165	-	-	-	-
Reserve created due to the consequences of economic activity factors Data of the previous year	166	-	-	-	-
Data of the reporting year	167	-	-	-	-
Reserve against the of stocks of materials and capital equipment's cost reducing. Data of the previous year	168	-	-	-	-
Data of the reporting year	169	-	-	-	-
Other Data of the previous year	170	-	-	-	-
Data of the reporting year	171	-	-	-	-
Reserves on further expenses: **Reserve on remunerations payment at the outcome of the year** Data of the previous year	180	-	-	-	-
Data of the reporting year	181	-	-	-	-
Reserve on vacation pay (including assignments). Data of the previous year	182	-	-	-	-

Data of the reporting year	183	-	-	-	-
Reserve on payment of long-service annual bonus Data of the previous year	184	-	-	-	-
Data of the reporting year	185	-	-	-	-
Reserve on repair of the fixed assets Data of the previous year	186	-	1 287 648	(1 287 648)	-
Data of the reporting year	187	-	1 542 238	(1 542 238)	-
Other Data of the previous year	188	-	-	-	-
Data of the reporting year	189	-	-	-	-

REFERENCES

Figure		Balance at the beginning of the year		Balance at the end of the year	
name	code				
1	2	3		4	
1) Net assets	200	27 252 395		27 471 774	
		From the budget		From the off-budget funds	
		For the reporting year	For the previous year	For the reporting year	For the previous year
		3	4	5	6
2) Received for expenditures over the daily activity – total	210	-	-	-	-
Including:					
Compensations of Chernobyl veterans	211	-	-	-	-
Capital investments in the intangible assets	220	-	-	-	-

CASH FLOW STATEMENTS

		Codes		
	Form №4 by OKUD	0710004		
For the year **2005**	Date (year, month, date)	2005	12	31
Institution: **"JSC "Kuzbassenergo"**	By OKPO	105638		
Identification number of tax payer	INN	4200000333		
Activity type: **Production**	By OKVED	40.10.11		
Legal form/ form of ownership: corporate	by OKOPF/OKFS	47	41	
Measuring unit: RUR thousands.	By OKEI	384		

Figures Name	Code	For the reporting period	For the same period of the previous year
1	2	3	4
Demand balance at the beginning of the reporting period	010	371 968	83 958
Cash flow provided by current activities Assets received from the buyers, customers	020	25 012 967	20 812 462
Proceeds from the purchased foreign currency	030	4 469	1 039
Proceeds from emergency circumstances	040	28 325	9 348
Receipts from the account inside the company	045	-	-
Other proceeds (income)	050	235 618	824 455
Cash outflow, aimed to:			
Payment of acquired goods, works, services, raw materials and other circulating assets	150	(14 603 039)	(11 675 016)
remuneration of labour	160	(1 703 802)	(1 562 536)
dividends and interests paid	170	(176 284)	(167 589)
Tax and fees paid	180	(3 653 282)	(3 283 079)
Payment caused by emergency circumstances	181	(4 517)	(3 140)
Transfer from the account to account inside the company	182	-	-
Social payments	183	(78 554)	(116 769)
Other expenses (payments)	190	(1 193 409)	(1 375 668)
Net cash provided by the current activity	200	3 868 492	3 463 507
Cashflow from investing activity Proceeds from sale of the fixed asset's objects and other intangible assets	210	23 934	43 130
Proceeds from securities sale and other financial investments	220	667 973	457 405
Received dividends	230	1 139	-
Received interests	240	1 782	380
Proceeds from repayment of loan granted to the other companies.	250	500	2 200
Other proceeds	260	119 664	-
Acquisition of affiliated companies	280	-	-
Acquisition of the objects of the fixed assets, income investments and intangible assets	290	(1 893 714)	(1 261 132)
Acquisition of securities and other financial investments	300	(1 151 671)	(679 069)
Loans granted to other companies	310	-	(3 700)
Other expenses	320	(123 754)	-
Net cash from the investing activity	340	(2 354 147)	(1 440 786)
Cashflow from financing activity Proceeds from the stock issue or other share securities	350	-	-
Proceeds from loans and credits granted to other companies	360	4 865 000	5 696 000
Proceeds provided by target financing	370	-	-
Other income	380	56 302	153 287

Repayment of loans and credits (except percents)	390	(4 939 000)	(5 580 000)
Extinction of obligation under the finance lease	400	-	(5 412)
Other expenses	405	(1 359 057)	(1 998 586)
Net cash provided by financing activity	410	(2 376 755)	(1 734 711)
Net increasing (decreasing) of cash and cash equivalents	420	137 590	288 010
Balance of money terms at the end of the reporting period	430	509 558	371 968
Ration of foreign currency to the RUR	440	-	-

APPENDIX TO THE BALANCE SHEET

		Codes		
	From № 5 by OKUD	0710005		
Fro the year **2005**	Date (year, month, date)	2005	12	31
Institution: JSC "Kuzbassenergo"	By OKPO	105638		
Tax payer code:	INN	4200000333		
Activity type: Production	By OKVED	40.10.11		
Legal form/ form of ownership: joint-stock	by OKOPF/OKFS	47	41	
Measuring unit: RUR thousands	By OKEI	384		

Intangible assets

Index		Availability at the beginning of the reporting year	Received	Retired	Availability by the end of the reporting year
Name	Code				
1	2	3	4	5	6
Objects of intellectual property (exclusive rights' to the results of intellectual property)	010	4	-	-	4
Including: Patent holder has exclusive right to invention, production prototype, utility model	011	-	-	-	-
Right holder has right to the computer programs, data base.	012	-	-	-	-
The Holder has right to the trade mark and service mark, name of the goods origin	014	4	-	-	4
Organization expenses	020	-	-	-	-
Business reputation of the company	030	-	-	-	-
Other	040	-	-	-	-
Total	045	4	-	-	4

Index		By the beginning of the reporting year	By the end of the reporting year
name	code		
1	2	3	4
Amortization of intangible assets – total	050	1	3

Fixed assets

Figure Name	code	Availability at the beginning of the reporting year	Received	Retired	Availability by the end of the reporting year
1	2	3	4	5	6
Buildings	110	11 604 528	313 194	(48 558)	11 869 164
Constructions and transfer mechanisms	111	30 086 762	780 536	(104 434)	30 762 864
Machines and equipment	112	34 628 298	1 239 264	(127 828)	35 739 734
Transport	113	291 619	35 992	(20 269)	307 342
Production and household equipment	114	92 641	23 300	(19 791)	96 150
Plough cattle	115	-	-	-	-
Productive cattle	116	-	-	-	-
Long-term plantings	117	341	-	-	341
Other types of the fixed assets	118	4 308	3 386	(3 131)	4 563
Lands and objects of nature management	119	569 360	1 366	(663)	570 063
Capital investments in the radical land amelioration.	120	-	-	-	-
Total:	130	77 277 857	2 397 038	(324 674)	79 350 221

Index name	code	By the beginning of the reporting period	By the end of the reporting period
1	2	3	4
Amortization of the fixed assets – total	140	50 042 831	51 895 080
Including: Buildings and constructions	141	24 980 683	25 896 003
Machines, equipment, transport	142	25 024 041	25 953 401
Other	143	38 107	45 676
Objects of the fixed assets handed over the lease – total	150	588 671	8 159 746
Including:			
Buildings and constructions	151	354 113	7 798 333
Machines, equipment, transport	152	208 986	253 221
Other	153	25 572	108 192
Objects of the fixed assets handed over the mothballing	155	215 416	189 783
Objects of the fixed assets rented.	160	145 496	142 380
Including:			
Buildings and constructions	161	52 343	17 373
Machines, equipment, transport	162	6 399	1 704
Other	163	86 754	123 303
Real estate objects accepted to maintenance and being in the State registration .	165	208 943	287 001
	Code	**By the beginning of the reporting year**	**At the beginning of the previous year**
As reference	2	3	4
Result of the fixed assets revaluation::	170	2 676 703	1 031 766
original (replacement) price	171	6 206 804	4 118 943
amortization	172	3 530 101	3 087 177
Change in the cost of the fixed assets objects due to rebuilding, reequipment, reconstruction, partial liquidation.	**Code**	**By the beginning of the reporting year**	**At the beginning of the previous year**
	2	3	4
	180	652 175	785 079

Income investments in the material values.

Index name	code	Availability at the beginning of the reporting year	Received	Retired	Availability at the end of the reporting year
1	2	3	4	5	6
Property care of leasing	210	-	-	-	-
Property submitted under the lease contract	220	-	-	-	-
Other	230	13	-	-	13
Total	240	13	-	-	13

	Code	At the beginning of the reporting year	At the end of the reporting year
1	2	3	4
Amortization of revenue investments in the material values.	250	5	7

Expenditures on research engineering , development activity and technological works (NIOKR)

works name	code	Availability at the beginning of the reporting year	Received	Retired	Availability at the end of the reporting year
1	2	3	4	5	6
total	310	1 609	16 514	(6 789)	11 334
Including:					
Elaboration of technical documentation	311	-	1 399	-	1 399
	312	-	1 604	(550)	1 054
other	313	1 609	13 511	(6 239)	8 881

As reference. Amount of expenditures on the unfinished research engineering , development activity and technological works	code	At the beginning of the reporting year	At the end of the reporting year
	2	3	4
	320	-	2 038

Amount of expenditures on research engineering , development activity and technological works not given positive results referred to the extraordinary expenditures.	code	For the reporting period	For the same period of the previous year
	2	3	4
	330	5 790	6 914

Expenditures on nature resources elaboration

Index name	code	Balance by the beginning of the reporting period	Received	Wrote-off	Balance by the end of the reporting period
1	2	3	4	5	6
Expenditures on nature resources elaboration - total	410	-	-	-	-
Including:		-	-	-	-
	411	-	-	-	-
	412	-	-	-	-
	413	-	-	-	-

As reference.	code	By the beginning of the reporting period	By the end of the reporting period
Amount of expenses on depth sections, not finished research and a deposit evaluation, investigation and (or) hydro-geological researches and other similar activity	420	-	-
Amount of expenditures provided by nature resources elaboration referred to the extraordinary expenses as ineffective in the reporting period.	430	-	-

Financial investments

Index name	code	Long-term		Short-term	
		At the beginning of the reporting year	At the end of the reporting year	name	code
1	2	3	4	5	6
Investments in the chartered (pooled) capitals of other companies - total	510	193 849	7 205	-	-
Including: affiliated and subsidiaries	511	155 296	-	-	-
State and municipal securities	515	-	-	-	-
Securities of other companies – total	520	50 833	52 487	94 986	74 775
Including debt securities (bonds, bills)	521	50 833	52 487	94 986	74 775
Granted loans	525	-	-	-	-
Deposits	530	-	-	-	-
Other	535	-	-	-	-
Total	540	244 682	59 692	94 986	74 775
Financial investments having a current market value from the total amount: Investments in the chartered (pooled) capitals of other companies - total	550	-	-	-	-
Including: affiliated and subsidiaries	551	-	-	-	-
State and municipal securities	555	-	-	-	-
Securities of other companies – total	560	-	-	-	-
Including debt securities (bonds, bills)	561	-	-	-	-
Other	565	-	-	-	-
Total	570	-	-	-	-
Total	580	-	-	-	-
As reference: At the financial investments having a ccurent market value, change in the cost resulted valuation correction.	590	-	-	-	-

Accounts payable and receivable

Figure name	code	Balance by the beginning of the reporting year	Balance by the end of the reporting year
1	2	3	4
Accounts receivable:			

Short-term – total	610		1 928 964	1 891 899
Including: Payments with buyers and customers	611		1 240 230	781 146
Advances paid	612		196 251	209 429
Other	613		492 483	901 324
Long-tern – total	620		1 193 816	234 107
Including:				
Payments with buyers and customers	621		441 634	167 187
Advances paid	622		713	842
Other	623		751 469	66 078
Total	630		3 122 780	2 126 006
Account payable:				
Short-term- total	640		4 438 683	4 573 921
Including:				
Payments with suppliers and contractors	641		604 691	856 641
Advances received	642		297 405	496 457
Tax and fees paid	643		443 391	677 800
Credits	644		1 671 535	1 595 127
Loans	645		268 354	11 000
Other	646		1 153 307	936 896
Long-term – total	650		2 956 215	1 260 975
including: Payments with suppliers and contractors	651		1 512 885	1 240 468
Tax and fees paid	652		1 059 540	12 566
Credits	653		-	-
Loans	654		-	-
Other	655		383 790	7 941
Total	660		7 394 898	5 834 896

Expenditures on the principal activity (on the expenses segments)

Index		In the reporting period	in the previous period
Name	code		
1	2	3	4
Tangible expenses	710	9 444 219	7 169 301
Remuneration of labour	720	1 429 448	1 252 925
Social needs assignments	730	349 155	366 685
Amortization	740	1 997 237	1 771 664
Other expenses	750	5 085 755	4 491 763
Total on the expenses segments	760	18 305 814	15 052 338
Change of balance (growth [+], reducing [-]):			
work-in-process	765	107	(1 532)
Further period expenses	766	(13 538)	(42 541)
Further expenses funds	767	-	-

Guarantee

Figure name	code	Balance by the beginning of the reporting year	Balance by the end of the reporting year
1	2	3	4
Received – total	810	856 889	761 164
Including the bills of credit	811	672 938	672 938
Real estate being in pledge	820	183 951	88 226
Where: objects of the fixed assets	821	-	-
Securities and other financial investments	822	183 951	88 226
Other	823	-	-
Granted – total	830	1 553 048	1 102 764
Including the bills of credit	831	425 488	383 313
Real estate being in pledge	840	1 127 560	719 451
Where: objects of the fixed assets	841	-	-
Securities and other financial investments	842	160 802	-
Other	843	966 758	719 451

State assistance

Index name	code	Reporting period	In the same period of the previous year
1	2	3	4
Budgetary cash received in the reporting period – total	910	-	-
Including:	911	-	-
Other	912	-	-

		By the beginning of the reporting period	Received during the reporting period	Repaid during the reporting period	By the end of the reporting period
1	2	3	4	5	6
Budgetary credits – total	920	-	-	-	-
Including:	921	-	-	-	-
Other	922	-	-	-	-

PRICEWATERHOUSECOOPERS

Closed Joint Stock Company
"PriceWaterHouseCoopers Audit"
ZAO PWC Audit
52 stoieniye 5, Kosmodamianskaya naberezhnaya,
Moscow, 115054
Tel: +7(495) 967 6000
Fax: +7(495)967 60001

AUDITOR'S OPINION ON FINANCIAL (ACCOUNTING) REPORT

Auditor

The Closed Joint-Stock Company «PricewaterhouseCoopers Audit» (ZAO «PwH Audit»)

Certificate on the state registration of the joint-stock company No. 008.890 was issued by the Moscow registration chamber on February 28, 1992.

The certificate on recording to the Uniform state register of legal entities on the legal entity registered till July 1, 2002, under No. 1027700148431 of August 22, 2002 was issued by Interdistrict inspection of the Ministry of Taxes and Tax Collection of Russia No. 39 for Moscow.

The license for auditing No. E000376 is issued by the Ministry of Finance of the Russian Federation on May 20, 2002. The license is valid till May 20, 2007.

Auditing person

The Kuzbass Joint Stock Company of energetics and electrification (JSC "Kuzbassenergo".
Registered office: 30, Kuznetsky prospect, GSP-2, Kemerovo, 650099, Russian Federation
The Company was registered the 30 of December 1993 by the Resolution of Kemerovo city Administration №345.
Certificate on record in the Unique Register of legal entities on the legal entity registered till the 1st of July 2002 under the No.10242000678260 dd. 12.08.2002 issued by the Inspection of the Taxation Ministry of Russia over the Kemerovo region, city Kemerovo.

PRICEWATERHOUSECOOPERS

Closed Joint Stock Company
"PriceWaterHouseCoopers Audit"

ZAO PWC Audit
52 stoieniye 5, Kosmodamianskaya naberezhnaya,
Moscow, 115054
Tel: +7(495) 967 6000
Fax: +7(495)967 60001

**AUDITOR'S OPINION
ON FINANCIAL (ACCOUNTING) REPORT
OF THE KUZBASS OPEN JOINT STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION (JSC "KUZBASSENRGO")**

To the shareholders of the Kuzbass Joint Stock Company of energetics and electrification (JSC "Kuzbassenergo")

1. We made an audit of the attached financial (accounting) reports of the Kuzbass Joint Stock Company of energetics and electrification (JSC "Kuzbassenergo") (hereinafter The Company) for a period from January 1 to December 31, 2005, inclusive. The financial (accounting) reports of the Company consist of the Balance sheet, Profit and loss report, Statement of changes in capital, Cash flow statement, Appendixes to the balance sheet, Explanatory note (hereinafter all statements together are called «financial (accounting) reports»). The financial (accounting) reports were prepared by the management of the Company, based on the legislation of the Russian Federation regarding preparation of financial (accounting) reports. The reports prepared on the basis of the specified legislation essentially differ from the reports made according to International standards of financial accounting.

2. The responsibility for preparation and submission of the financial (accounting) reports is on the executive body of the Company. Our duty is to give an opinion on credibility in every essential respect of the given financial (accounting) reports and conformity of maintenance procedure of accounting records to the legislation of the Russian Federation on the basis of the audit made.

3. We made the audit in conformity with the Federal act «On auditor activity», Federal rules (standards) of auditor activity, International standards of audit, as well as with our internal standards.

4 The audit was planned and made so as to obtain a reasonable assurance that the financial (accounting) reports contain no essential misstatements. The auditing was done on a selective basis and included the study on the basis of testing of evidence confirming numerical indicators in the financial (accounting) reports and disclosure therein of the information on financial and economic activity, an estimation of observing the principles and accountancy requirements applied in preparation of financial (accounting) reports, consideration of the main estimated indicators obtained by the management of the Company, as well as an estimation of submission of financial (accounting) reports. We think that the audit made gives good grounds for expressing our opinion on credibility of the financial (accounting) reports and conformity of maintenance procedure of accounting records to the legislation of the Russian Federation.

5. The audit of the financial (accounting) reports of the Company for a period from January 1 to December 31, 2004, was made by another auditing firm which gave a modified auditor opinion. In this connection we do not express an opinion on credibility of the comparative data included in the financial (accounting) reports of the Company for 2005.

6. In our opinion, except for the influence on the financial (accounting) reports of the circumstance indicated in the previous paragraph of the present Opinion, the financial (accounting) reports of the Company attached to the present Opinion reflects credibly in every essential respect the financial position of the Company as on December 31, 2005, and results of its financial and economic activity for a period from January 1st to December 31, 2005, inclusive, in conformity with requirements of the Russian Federation laws relating to preparation of financial (accounting) reports.

7 Without changing the opinion on credibility of the financial (accounting) reports, we draw attention to the following circumstances

a. According to the information disclosed in the note 2 of the section III «Disclosure of essential figures» of the explanatory note of the Company for 2005, the company plans beginning from 2006 to liquidate a number of projects under construction. The cost of such projects amounts to 215031 thousand roubles.

b. According to the information disclosed in the note 16 section III «Disclosure of essential indicators» of the explanatory note of the Company for 2005, the company is in process of reorganization in the form of segregation . The assets cost on the liquidated activity amounts RUR 13 549 089 thousands (48% of all the Company's assets).

March, 20, 2006.

Director of the Joint Stock Company /signature/ Franz-Joseph Keizer

Auditor
Qualifying certificate No. K008685
in general audit permanent /signature/ I.A. Turchina

APPENDIX 3

GROUP "KUZBASSENERGO"

CONSOLIDATED FINANCIAL REPORT PREPARED IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) for the year finished the 31st of December 2005 (file: IFRS.pdf. (5,33MB).

APPENDIX № 4

№	Period of the dividends accrual, shareholder's name	Dividends accrued	Dividends paid and tax deducted	including: 1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	Balance of the dividends passed
1.2.	**1995**														
	TOTAL	**24957**	**24927**	**1565**	**17099**	**5356**	**732**	**139**		**34**	**0**	**0**	**2**	**0**	**30**
	Including														
	a) legal entities	12268	12268	1565	4505	5347	719	106		26					0
	Including RAO	12237	12237	1565	4500	5347	719	106							0
	b) natural persons	12689	12659		12594	9	13	33		8			2		30
1.3.	**2001**														
	TOTAL	**43037**	**42928**						**35189**	**7675**	**64**	**0**	**0**	**0**	**109**
	Including.														
	a) subsidiaries of the JSC KE	2078	2078						2078						0
	b) third-party firms	1472	1472						1472						0
	c) pensioners	541	541						541						0
	d) died	43	6							4	2				37
	e) legal entities	38903	20906						13 173	7 671	62				72
			17925						17 925						
1.4.	**2005**														
	TOTAL	**406409**	**404948**										**36 454**	**368 494**	**1461**
	Including														
	a) legal entities	404610	404450										36 295	368 155	160
	Including RAO	199140	199140										17 679	181 461	0
	b) natural persons	1799	498										159	339	1301
1.5.	**2006**														
	TOTAL	**200024**	**17321**											**17 321**	**182703**
	Including														
	a) legal entities	194601	16861											16 861	177740
	Including RAO	98011	8269											8 269	89742
	b) natural persons	5423	460											460	4963
	TOTAL	**686 247**	**501 944**			Passes dividends total as for a date of 30.06.2006									**184 303**